16

[redacted]

08002055

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Daycoval

*CURRENT ADDRESS Av. Paulista
No. 1793 - 12th floor
Sao Paulo
Brazil

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 2 3 2008
THOMSON
FINANCIAL

FILE NO. 82- 35781 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/22/08

INDEX

RECEIVED
2008 APR 16 A 11:36
FICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION FURNISHED PURSUANT TO PARAGRAPH (b)(1)(i) OF RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Minutes

- Minutes of the ordinary general meeting of the Bank held on March 28, 2008 (at 11:00 a.m.) (translation)
- Minutes of the meeting of the Bank's board of directors held on March 27, 2008 (at 5:00 p.m.) (translation)
- Minutes of the meeting of the Bank's board of directors held on February 25, 2008 (at 11:00 a.m.) (translation)
- Minutes of the meeting of the Bank's board of directors held on February 06, 2008 (at 2:00 p.m.) (translation)
- Minutes of the meeting of the Bank's board of directors held on December 19, 2007 (at 5:00 p.m.) (translation)
- Minutes of the meeting of the Bank's board of directors held on December 19 (at 4:00 p.m.), 2007 (translation)
- Minutes of the meeting of the Bank's board of directors held on October 12, 2007 (translation)
- Minutes of the meeting of the Bank's board of directors held on June 28, 2007 (translation)
- Minutes of the meeting of the Bank's board of directors held on June 27, 2007 (translation)
- Minutes of the meeting of the Bank's board of directors held on June 26, 2007 (translation)
- Minutes of the Bank's Annual shareholders meeting held on March 28, 2008 (translation)
- Minutes of the Bank's Special shareholders meeting held on February 22, 2008 (translation)
- Minutes of the Bank's Special shareholders meeting held on February 01, 2008 (translation)
- Announcement of a Common General Meeting to be held on March 28, 2008.
- Announcement of a special shareholders meeting made on January 17, 2008 (translation)
- Minutes of the Bank's special shareholders meeting held on July 16, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on June 21, 2007 (4:30 p.m.) (translation)

- Minutes of the Bank's special shareholders meeting held on June 21, 2007 (10:00 a.m.) (translation)
- Minutes of the Bank's special shareholders meeting held on June 06, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on June 05, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on May 16, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on May 04, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on May 04, 2007 (translation)
- Minutes of the Bank's annual shareholders meeting held on March 15, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on March 09, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on March 08, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on March 07, 2007 (translation)
- Minutes of the Bank's special shareholders meeting held on December 26, 2006 (translation)
- Minutes of the Bank's special shareholders meeting held on October 16, 2006 (translation)

Other documents

- Notice to the market dated March 28, 2008
- Notice to the market dated February 7, 2008
- Notice to the market dated January 16, 2008
- Notice to the market dated January 16, 2008
- Notice to the market dated January 07, 2008
- Notice to the market dated December 06, 2007
- Notice to the market dated November 28, 2007
- Notice to the market dated October 19, 2007
- Notice to the market dated October 15, 2007
- Notice to the market dated October 03, 2007

- Notice to the market dated September 17, 2007
- Notice to the market dated September 12, 2007
- Notice to the market dated August 16, 2007
- Notice to the market dated August 03, 2007
- Notice to the market dated July 26, 2007
- Notice to the market dated July 17, 2007
- Webcast Apimec 2Q07 dated July 31, 2007
- 3Q07 Presentation dated October 30, 2007
- 2Q07 Presentation dated August 01, 2007
- 1Q07 Presentation dated March 31, 2007
- 2Q07 Institutional Presentation dated September 13, 2007
- 2Q07 Investors Presentation
- Santander's First Annual Small and Medium Cap Conference dated October 08, 2007
- 3Q07 Earnings Release dated October 30, 2007
- 2Q07 Earnings Release dated July 31, 2007
- 1Q07 Earnings Release dated May 15, 2007
- 2Q07 Conference Call held on August 01, 2007
- 3Q07 Fact Sheet dated October 30, 2007
- 2Q07 Fact Sheet dated June 30, 2007
- Notice of Material Fact dated August 02, 2007
- Homologation by the Central Bank of Brazil of the Election of a Board Member dated July 16, 2007
- Bylaws (translation)
- Policy on Securities Exchange Trading

- Disclosure Policy
- Offering Memorandum dated June 26, 2007

RECEIVED
2008 APR 16 A 11:36
FICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF ORDINARY GENERAL MEETING HELD 28.03.2008

DATE:
March 28, 2008 at 11.00 hours.

PLACE:
Head office at Av. Paulista, Nº 1793 – 12th floor - São Paulo - SP.

PRESENT:
Shareholders with more than 2/3 (two-thirds) of the shares representative of the paid-up capital with the right to vote who were summoned through notices published in the "Diário Oficial do Estado de São Paulo" official gazette on March 13, 14 and 15, 2008 and the "Valor Econômico" newspaper on March 13, 14 and 17, 2008. Those present also included Mr. *Marcelo Luis Teixeira Santos* (CRC No 050377/O-6), representing **Deloitte Touche Tohmatsu Auditores Independentes** (CRC- Nº 2 SP 011609/O-8).

BOARD:
Chairman: Sasson Dayan.
Secretary: Salim Dayan.

AGENDA:

1. To vote on the Management Report and financial statements for the fiscal year ended on 31.12.2007, which were approved by the Board of Directors at a meeting held on 25.02.2008;
2. To vote on the destination of the net income for the period, as proposed and approved by the Board of Directors at a meeting held on 25.02.2008, and on the payment of interest on shareholders´ equity, as proposed and approved by the Board of Directors at a meeting held on 19.12.2007;
3. To establish the annual amount of remuneration for the Executive Management; and
4. To change the private press publication used to disclose the statutory information in accordance with law number Nº 6.404/76.

RESOLUTIONS:

After it was explained that the documents mentioned in item "1" of the agenda had been published in the "Diário Oficial do Estado de São Paulo" official gazette and the "Valor Econômico" newspaper on 26.02.2008, the shareholders present unanimously voted without any restrictions in favor of the following resolutions:

1) To approve the Management Report and financial statements, accompanied by the Opinion of the Independent Auditors, for the fiscal year ended on 31.12.2007, drawn up by the Executive Management.

2) To approve the proposal by the Board of Directors, at a meeting held on 25.02.2008, relative to the destination of the net income relative from the fiscal year ended on 31.12.2007 amounting to R$206,017,250.89:

- Legal Reserve	R$ 10,300,862.54
- Statutory Reserve	R$138,663,018.22
- Dividends	R$ 1,262,447.15
- Interest on shareholders´ equity	R$ 55,790,922.98

2.1) The dividends will be paid to persons who are shareholders of the Bank on today´s date at the rate of R$0.005670517 per share. The Bank´s shares will be traded ex-right to dividends from 31.03.2008, inclusive, and the dividends will be available to shareholders from 15.04.2008, without any remuneration for monetary restatement. The payments of the rights of the shares held in custody at the CBLC (Brazilian Settlement and Custody Company) will be made by means of a transfer from the custodian agents to the Bank´s shareholders.

2.2) The payment of interest on shareholders´ equity was undertaken in accordance with decisions approved (i) at the Extraordinary General Meetings held on March 7, 2007 and on June 21, 2007; and (ii) at the Meeting of the Executive Management, ratified by the Meeting of the Board of Directors, both held on December 19, 2007. The interest on shareholders´ equity was attributed to the obligatory dividend relative to the 2007 fiscal year.

3) To establish the annual global amount of remuneration of the executive managers at up to R$10,000.000 (ten million Reais), with the Board of Directors assuming responsibility for the distribution.

4) To approve the use of the newspaper "Gazeta Mercantil" as the organ of the private press for the disclosure of the publication as required by Law Nº 6.404/76.

CLOSURE:

There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved by and signed by all present

São Paulo, March 28, 2008.

SIGNED:

Chairman:	Sasson Dayan.
Secretary:	Salim Dayan.
Share-holders:	**DAYCOVAL HOLDING FINANCEIRA S/A**, represented by its directors Messieurs. Sasson Dayan and Salim Dayan.

Also present: Mr. *Marcelo Luis Teixeira Santos*, representing **Deloitte Touche Tohmatsu Auditores Independentes.**

RECEIVED
2008 APR 16 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S/A

CNPJ Nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF MEETING OF BOARD OF DIRECTORS HELD ON 27.03.2008

DATE:
March 27, 2008, at 17:00 hours

PLACE:
Corporate headquarters, Av. Paulista, Nº 1793 - São Paulo-SP.

PRESENT:
All members of the Board of Directors.

BOARD:
Chairman: Sasson Dayan.
Secretary: Gustavo Henrique de Barroso Franco.

RESOLUTIONS:
After a wide-ranging debate, the following resolution was agreed unanimously:

To ratify the proposal by the Executive Management to make the payment of interest on shareholders' equity related to the period from January 1, 2008 to March 27, 2008 to persons who are shareholders of the Bank on today's date, in the total gross amount of R$ 22,955,741.42 (twenty-two million, nine hundred and fifty-five thousand, seven hundred and forty-one Reais and forty-two centavos), corresponding to R$0.10311 per share, subject to the withholding of income tax at source at a rate of 15% (fifteen percent), except for shareholders who can prove they are exempt from this tax or shareholders domiciled in countries where the legislation establishes different rates. The Bank's shares will be traded ex-right to interest on shareholders' equity from March 28, 2008, inclusive. The interest on shareholders' equity, net of tax at source, will be attributed to the obligatory dividends relative to the 2008 financial year, and be available to Bank shareholders from April 10, 2008, without any remuneration for monetary restatement. The payments of the rights of the shares held in custody at the CBLC (Brazilian Settlement and Custody Company) will be made by means of a transfer from the custodian agents to the Bank's shareholders.

The Executive Management is authorized to take all the measures necessary for the payment of the referred interest on shareholders' equity now approved.

CLOSURE:

There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved and signed by all present.

São Paulo, March 27, 2008.

SIGNED:

Chairman: Sasson Dayan.
Secretary: Gustavo Henrique de Barroso Franco.
Members: **Sasson Dayan**
Gustavo Henrique de Barroso Franco
Marco Antonio Bologna

RECEIVED

2008 APR 16 A 11:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BANCO DAYCOVAL S/A

CNPJ (National Roll of Corporate Bodies) No. 62.232.889/0001-90
NIRE (Business Registry Identification Number) 35300524110

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON 12.19.2007

DATE:
December 19th, 2007, at 4:00 p.m.

PLACE:
Head Office, at Av. Paulista, nº 1793 - São Paulo-SP.

AUDIENCE:
All the members of the Board.

BOARD:
Chairman: Ibrahim Dayan.
Secretary: Sasson Dayan.

RESOLUTIONS:
Upon the end of the discussions, the resolutions hereunder were unanimously approved, in compliance with the provisions under item I, article 11 of Resolution-CMN No. 3.464, dated from 06.26.2007:

1) Mr. Salim Dayan is assigned Chief Market Risk Officer; and

2) the organizational structure for implementing the market risk management is defined.

CLOSING:

Since there was nothing else to be discussed, Mr. Chairman declared the works closed for the time required for drawing up the present minutes on a proper book, and its subsequent reading, approval and signature by all the participants right afterwards.

São Paulo, December 19th, 2007.

SIGNATURES:

Chairman: Ibrahim Dayan.
Secretary: Sasson Dayan.
Members: **IBRAHIM DAYAN**;
SASSON DAYAN;
GUSTAVO HENRIQUE DE BARROSO FRANCO;
MARCO ANTONIO BOLOGNA.

BANCO DAYCOVAL S/A

CNPJ Nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF MEETING OF BOARD OF DIRECTORS HELD ON 10.12.2007

DATE:

December 10, 2007 at 10.00 hours.

PLACE:
Corporate headquarters, Av. Paulista, Nº 1793 - São Paulo-SP.

PRESENT:
All members of the Board of Directors.

BOARD:
Chairman: Ibrahim Dayan.
Secretary Sasson Dayan.

RESOLUTIONS:
After a wide-ranging debate, it was unanimously decided to approve the policy on securities exchange trading, with the objective of improving the Bank´s corporate governance practices and instruments as stated in Instruction Nº 358 of 03.01.2002 of the Brazilian Securities and Exchange Commission (CVM), according to the attached document.

CLOSURE:
There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved by and signed by all present.
São Paulo, December 10, 2007.

SIGNED:
Chairman: Ibrahim Dayan.
Secretary: Sasson Dayan.
Members: **IBRAHIM DAYAN**;
SASSON DAYAN;
GUSTAVO HENRIQUE DE BARROSO FRANCO; and
MARCO ANTONIO BOLOGNA.

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 28, 2007

1 – DATE, HOUR AND LOCALE
Realized on the twenty-eighth day of the month of June of 2007, at 10:00 a.m., at Avenida Paulista, no. 1,793, Bairro Bela Vista district, Zip Code CEP 01311-200, in the city of São Paulo, state of São Paulo.

2 – INVITED AND PRESENT:
The convocation for all of the members of the Bank's Board of Directors to be present was dispensed.

3 – PRESIDING
President: Mr. Ibrahim Dayan
Secretary: Mr. Sasson Dayan

4 – ORDER OF THE DAY:
To deliberate about:

(i) verification of the subscription and absorption of the Bank's share capital increase;

(ii) regulation of the share capital increase and the destination of the resources deriving from the same;

(iii) other matters of interest to the Bank.

5 – DELIBERATIONS:
After analyzing the documents pertaining to the matters on the agenda, the Board of Directors (1) verified that there were subscribed and integrated, in current national currency, a total 55,082,712 (fifty-five million, eighty-two thousand, seven hundred and twelve) shares of preferential stock, nominative, duly registered with the CVM, without nominal value, issued in increasing the stock capital of the Bank, in the setting of an initial public offering of preferential stock ("Primary Offer"), at the price of R$17.00 (seventeen reals) per share, according to deliberation of the Board of Directors in the meeting realized on June 26, 2007; (2) ratified, unanimously by votes and without any restriction, the increase of stock capital, within the limit of authorized capital.

In keeping with approvals by the Board of Directors Meeting realized on June 26, 2007, the totality of the resources obtained by the Bank through a primary Offer, R$936,406,104.00 (nine hundred and thirty-six million, four hundred and six thousand, one hundred and forty reals) will be integrally destined for the stock capital account. As a function of the capital increase now ratified, the stock capital of the Bank rose from R$422,37,061.47 (four hundred and twenty-two million, seven hundred and thirty-seven thousand, sixty-one reals and forty-seven cents) to R$1,359,143,165.47 (one billion, three hundred and fifty-nine million, one hundred and forty-

three thousand, one hundred and sixty-five reals and forty-six cents), divided among and represented by 167,550,800 (one hundred and sixty-seven million, five hundred and fifty thousand, eight hundred) shares, all nominative, registered and without nominal value, being 142,418,179 (one hundred forty-two million, four hundred and eighteen thousand, one hundred and seventy-nine) shares of common stock and 25,132,621 (twenty-five million, one hundred and thirty-two thousand, six hundred and twenty-one) shares of preferential stock, to R$1,359,143,165.47 (one billion, three hundred and fifty-nine million, one hundred and forty-three thousand, one hundred and sixty-five reals and forty-seven cents), divided among and represented by 222,633,512 (two hundred twenty-two million, six hundred thirty-three thousand, five hundred twelve) shares of stock, all nominative, registered and without nominal value, being 142.418.179 (one hundred forty-two million, four hundred eighteen thousand, one hundred seventy-nine) shares of common stock and 80,215,333 (eighty million, two hundred fifteen, three hundred thirty-three) shares of preferential stock.

The value corresponding to the totality of the resources relative to the integration of the referred shares was sent to the Central Bank of Brazil, in keeping with prevailing applicable legislation.

CLOSING:

Nothing more having to be dealt with and there being no other manifestation, the meeting was closed, being drawn up in these minutes which, read and approved, were signed by all. São Paulo, June 26, 2007. (Signatures) Ibrahim Dayan – President, Sasson Dayan – Secretary. Board members present: Sasson Dayan, Ibrahim Dayan and Gustavo Henrique de Barroso Franco.

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF MEETING OF BOARD OF DIRECTORS HELD ON 12.19.2007

RECEIVED
2008 APR 16 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE:
December 19, 2007, at 17.00.

PLACE:
Corporate headquarters, Av. Paulista, Nº 1793 - São Paulo-SP.

PRESENT:
All members of the Board of Directors.

PRESENT:
All members of the Board of Directors.

BOARD:
Chairman: Ibrahim Dayan.
Secretary Sasson Dayan.

RESOLUTIONS:
After a wide-ranging debate, the following resolution was agreed unanimously:

To ratify the proposal by the Executive Management to make the complementary payment of interest on shareholder's equity related to the 2007 financial year to persons who are shareholders of the Bank on today´s date, to the total amount of R$42,425,264.68 (forty-two million, four hundred and twenty-five thousand, two hundred and sixty-four Reais and seventy-eight cents), corresponding to R$0.190561 per share, subject to the withholding of income tax at source at a rate of 15% (fifteen percent), except for shareholders who can prove they are exempt from this tax or shareholders domiciled in countries where the legislation establishes different rates. The Bank´s shares will be traded ex-right to interest on shareholder's equity from December 20, 2007, inclusive. The interest on shareholder's equity, net of tax at source, will be attributed to the obligatory dividends for the 2007 financial year, and be available to Bank shareholders from January 10, 2008, without any remuneration for monetary restatement. The payments of the rights of the shares held in custody at the CBLC (Brazilian Settlement and Custody Company) will be made by means of a transfer from the custodian agents to the Bank´s shareholders.

The Executive Management is authorized to take all the measures necessary for the payment of the referred interest on shareholder's equity now deliberated.

CLOSURE:

There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved by and signed by all present.

São Paulo, December 19, 2007.

SIGNED:

Chairman: Ibrahim Dayan.
Secretary: Sasson Dayan.
Members: **Ibrahim Dayan**;
Sasson Dayan;
Gustavo Henrique de Barroso Franco;
Marco Antonio Bologna.

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF MEETING OF BOARD OF DIRECTORS HELD ON 06.02.2008

RECEIVED
2008 APR 16 A 11: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE:
February 6, at 2.00 pm hours.

PLACE:
Corporate headquarters, Av. Paulista, Nº 1793 - São Paulo-SP.

PRESENT:
All members of the Board of Directors.

BOARD:
Chairman: Sasson Dayan.
Secretary: Gustavo Henrique de Barroso Franco

RESOLUTIONS:
After a wide-ranging debate, the following decisions were approved unanimously:

1. To present proposals to the shareholders at the next General Meeting in relation to altering the By-Laws as follows:

   1.a) To update article **6,** considering the decision on the increase in the share capital approved at the Meeting of the Board of Directors held on 06.26.2007, which would become operative with the following wording:

   "**Article 6º** - The Share Capital amounts to **R$1,359,143,165.47**, divided into **222,633,512** nominative shares, fully subscribed and with no par value, of which **142,418,179** are common shares and **80,215,333** preferred shares."

   1.b) To state within the By-Laws that the Company, within the limit of the authorized capital and in line with the plan approved by the General Meeting, authorizes stock purchase options for managers, employees or individuals who provide services to the Company or any company under its control. This being the case, to include paragraph 4 in Article **8**, with the following wording:

   "**Article 8** - ...

   Paragraph 1 - ...

   Paragraph 2 - ...

   Paragraph 3 - ...

Paragraph 4 – Within the limit of the authorized capital and in line with the plan approved by the General Meeting, the Company may establish the conditions and authorize stock purchase options for managers, employees or individuals who provide services to the Company or any company under its control."

1.c) Within the terms of CMN Resolution Nº 3.477/07, to create a position of an Ombudsman, whose duties will be to ensure the strict observance of the legal and regulatory norms related to the rights of the consumer and to act as a channel of communication between the Company and the clients and users of its products and services.

I. To attribute the Executive Board with the responsibility to appoint and dismiss the person who becomes the Ombudsman. This being the case, to include line "f" in article **19**, with the following wording:

Article 19 - ...

a) ...

b) ...

c) ...

d) ...

e) ...

f) to appoint and dismiss the Ombudsman.

II. To insert a chapter referring to the organizational component of the Ombudsman with the following wording:

"CHAPTER VI – THE OMBUDSMAN

Article 32 - The role of Ombudsman will be a permanent one and the holder will have the responsibility of ensuring the strict observance of the legal and regulatory norms related to the rights of the consumer and to act as a channel of communication between the Company and the clients and users of its products and services, including the mediation of disputes.

Article 33 – The Ombudsman will have the following attributes:

a) To receive, register, instruct, examine and pay formal and adequate attention to the complaints of clients and users of the Company´s products and services which have not been resolved within the normal means of attendance by its branches and any other attendance points;

b) To provide the necessary explanations and information to the complainants on the handling of their demands and the measures adopted;

c) To inform the complainants of the time foreseen for a final answer which may not be more than thirty days;

d) To send a final response on the complainant's demand within the period stated in line "c";

e) To propose to the Board of Directors measures to correct and improve the procedures and routines arising from an examination of the complaints received;

f) To draw up and send to the internal auditor and the Board of Directors at the end of every semester, a quantitative and qualitative report on the operations carried out by the Ombudsman, containing the propositions raised in line "e".

Article 34 - The Ombudsman and the director responsible for the Ombudsman's department, who will be appointed and dismissed, respectively, by the Executive Board and Board of Directors, will have a mandate of 2 (two) years.

Article 35 - The Ombudsman will be given adequate conditions to function and the means to ensure that his activities are guided by transparency, independence, impartiality and exemption.

Article 36 - The Ombudsman will have access to the information required to draw up and provide an adequate response to the complaints received with total administrative support and may request information and documents for the exercise of his activities.

III. To renumber all the remaining articles and chapters of the By-Laws.

1.d) To alter the wording of the "preamble" of the original articles 35 and 38, to check their wording, transformed into articles 40 and 43 due to the renumbering proposed above, which would come become operative with the following wording:

"Article 40 – The net income registered in each financial period after the deductions referred to in article 39 above will be reduced or increased by the following amounts, within the terms of article 202 of the Corporate Law.

Article 43 – By a decision of the Board of Directors "ad referendum" of the General Meeting, profits may be distributed to the shareholders as interest on shareholders' equity, as stated in article 9 of Law Nº. 9.249/95 and other legal and regulatory provisions related to the material, replacing completely or partly the obligatory or intermediate dividends."

1.e) To include line "e" in the original article 35, transformed into article 40 due to the renumbering proposed above, to create a statutory reserve entitled "Profit Reserves – Statutory" which will have the aim of ensuring the maintenance of adequate operating conditions of the Company, and which will have the following wording:

"e) the balance remaining from the adjusted net income may, by a proposal of the Board of Directors, "*ad referendum*" of the General Meeting, be 100% (one hundred percent) directed to the Profit Reserve – Statutory, with the aim of ensuring the maintenance of adequate operating conditions of the Company. The balance of this reserve, added to the balances of the other profit reserves, except the profit reserves to realize and the reserves for contingencies, may not exceed the limit of 100% of the integrated share capital".

1.f) To exclude chapter X “Temporary Provisions”, along with articles 51 and 52, since the conditions mentioned in the referred articles were already observed by the Company.

CLOSURE:

There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved by and signed by all present. February 6, 2008. Sasson Dayan – Chairman and Gustavo Henrique de Barroso Franco - Secretary. Members present: Sasson Dayan, Gustavo Henrique de Barroso Franco and Marco Antonio Bologna.

BANCO DAYCOVAL S/A

CNPJ Nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF MEETING OF THE BOARD OF DIRECTORS HELD ON 25.02.2008

RECEIVED
2008 APR 16 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE:
February 25, 2008, at 11.00 hours.

PLACE:
Corporate headquarters, Av. Paulista, Nº 1793 - São Paulo-SP.

PRESENT:
All members of the Board of Directors.

BOARD:
Chairman: Sasson Dayan.
Secretary: Gustavo Henrique de Barroso Franco.

RESOLUTIONS:
After a wide-ranging debate, the following decisions were approved unanimously:

1. To submit to the Ordinary General Meeting the proposal referring to the destination of the net income for the financial year ending on 31.12.2007 in the amount of **R$206,017,250.89**, as shown below:

- Legal Reserve	R$ 10,300,862.54
- Statutory Reserve	R$138,663,018.22
- Dividends	R$ 1,262,447.15
- Interest on own capital	R$ 55,790,922.98

1.1 The payments of interest on shareholder's equity were promoted in accordance with decisions approved: (i) at the Extraordinary General Meetings held on March 7, 2007 and June 21, 2007; and (ii) the Meeting of the Executive Management, ratified by a Meeting of the Board of Directors, both held on December 19, 2007, *ad referendum* to the Ordinary General Meeting of the Bank.

2 To approve the Management Report, the accounts of the Executive Management and the Financial Statements, with the unqualified opinion of the Independent Auditors, relative to the financial year ending on

31.12.2007, drawn up by the Executive Management, thereby authorizing their disclosure

CLOSURE:

There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved by and signed by all present.

São Paulo, February 25, 2008.

SIGNATURES:

Chairman: Sasson Dayan.
Secretary: Gustavo Henrique de Barroso Franco.
Members: **SASSON DAYAN**;
GUSTAVO HENRIQUE DE BARROSO FRANCO; and
MARCO ANTONIO BOLOGNA.

RECEIVED

2008 APR 16 A 11:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2007

1 – DATE, HOUR AND LOCALE:
Realized on the twenty-seventh day of the month of June of 2007, at 2:00 p.m., at Avenida Paulista, no. 1,793, Bairro Bela Vista district, Zip Code CEP 01311-200, in the city of São Paulo, state of São Paulo.

2 – INVITED AND PRESENT:
The convocation for all of the members of the Board of Directors of Banco Daycoval S.A. ("Bank") to be present was dispensed.

3 – PRESIDING:
President: Mr. Ibrahim Dayan
Secretary: Mr. Sasson Dayan

4 – ORDER OF THE DAY:

To deliberate about:

(i) approval of the Definitive Prospectus and of the Final Offering Memorandum, to be used in the initial public offer of 55,082,712 shares of preferential stock to be issued by the Bank and a secondary offer of 798,301 shares of preferential stock issued by the Bank and owned by Misters Morris Dayan, Salim Dayan and Carlos Moche Dayan ("Selling Stockholders") ("Offer");

(ii) approval of the terms and characteristics of the advantages to which the shares of preferential stock issued in the Offer shall be entitled;

(iii) the commemoration of documents related to the Offer, including, but not limited to, (a) the Contract of Coordination and Firm Guarantee of Subscription and Liquidation of Preferential Stock Issued by Banco Daycoval S.A., among the Bank, the Selling Stockholders and the Lead Coordinator and, as mediator and consenter, the stock clearinghouse, the Companhia Brasileira de Liquidação e Custódia - CBLC ("Distribution Contract"); (b) the Placement Facilitation Agreement, among the Bank, the Selling Stockholders and the International Placement Agent ("Placement Agreement"); (c) the Private Contract Instrument for Providing Services to Stabilize the Price of Stock Issued by Banco Daycoval S.A., among the Bank, the Lead Coordinator and broker UBS Pactual Corretora de Titulos e Valores Mobiliários S.A. ("Stabilization Contract"); (d) Lock-up Agreements; (e) Services Provision Contract for the CBLC clearinghouse; and (f) Stock Loan Contract, among the Selling Stockholders, the Lead Coordinator and the Bank.; and

(iv) the authorization for the Directorate to practice any and all acts necessary for the success of the Offer.

Deliberations:

The Board of Directors members deliberated, with unanimity of votes and without any restrictions, the following:

1. To approve the Definitive Prospectus and the Final Offering Memorandum, to be used in the Offer, which will remain archived in the social headquarters of the Bank.
2. To approve that the new preferential stock issued under the terms of deliberation approved by the Bank's Special General Assembly, held June 21, 2007, at 4:30 p.m. in the social headquarters of the bank, will do justice to the receipt of dividends and interest on the bank's own capital, as declared by the Bank from the date of its subscription and/or acquisition, and all the other rights and benefits that were conferred on the other preferential stock, in keeping with issues by the Bank since then, in equality of conditions, in the terms of the Corporation (S.A.) Law, of the Bank By-laws, and the Regulation of Differentiated Practices of Corporative Governance Level 1 of the São Paulo Stock Exchange (Bovespa).
3. To authorize the Bank Management to honor all the documents related to the Offer, including but not limited to, the Distribution Contract, Placement Agreement, Stabilization Contract, Lock-up Agreements, Service Provision Contract with the CBLC clearinghouse, and the Stock Loan Contract, which will be duly archived at the Bank's society headquarters, as well as assume all the obligations established by the referred documents.
4. To authorize Bank Management to practice all the other acts and to sign all the other documents necessary to realize the Offer, in the manner contemplated in the Definitive Prospect, in the Distribution Contract, in the Placement Agreement, in the Stabilization Contract and in the other documents relative to the Offer.

CLOSING:

Nothing more having to be dealt with and there being no other manifestation, the meeting was closed, being drawn up in these minutes which, read and approved, were signed by all. São Paulo, June 27, 2007. (Signatures) Ibrahim Dayan – President, Sasson Dayan – Secretary. Board members present: Sasson Dayan, Ibrahim Dayan and Gustavo Henrique de Barroso Franco.

RECEIVED

2008 APR 16 A 11:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 02.01.2008

DATE:
February 01, 2008, at 11:00 a.m..

LOCATION:
Social headquarters, on Av. Paulista, nº 1793 – 12th floor - São Paulo-SP.

PRESENCE:
Honorary shareholders of more than 2/3 (two-thirds) of the social capital representative actions with voting rights, which answered the convocation of the edict published in the "Diário Oficial do Estado de São Paulo", editions on January 17, 18 and 19, 2008 and in the newspaper "Valor Econômico", January 17, 18 and 21, 2008 editions.

TABLE:
CEO: Sasson Dayan.
Secretary: Salim Dayan.

ORDER OF THE DAY:
1) Designate the substitute, who will carry out the delegation of the position, currently empty, of Chairman of the Board; and
2) Election of new Members of the Board, with the establishment of their remuneration and delegation.

DELIBERATIONS:
Mr. President registered a condolence note for the death on 01.04.2008 of Mr. IBRAHIM DAYAN, who held the position of Chairman of the Board.

After the consideration above, unanimously, the following deliberations were approved:

1) A **designation of member of the Board Mr. SASSON DAYAN,** to complete the position delegation time, currently empty, of Chairman of the Board, in accordance with paragraph 5 of Article 13 of the By Laws.

2) It was agreed to among those present, that the constant material of item "2" of the Order of the Day, will be appreciated on another opportunity.

CLOSING:

With nothing more to handle, Mr. President declared suspended work for the time necessary for the engrossment of the minutes in the proper ledger, which was read, approved and signed by all.
São Paulo, February 01, 2008.

SIGNATURES:

President: Sasson Dayan.
Secretary: Salim Dayan.
Share-holders: **DAYCOVAL HOLDING FINANCEIRA S/A**, represented by its directors Mr. Sasson Dayan and Mr. Salim Dayan.
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN;

RECEIVED
2008 APR 16 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 26, 2007

1 – DATE, HOUR AND LOCALE

Realized on the twenty-sixth day of the month of June of 2007, at 6:00 p.m., at Avenida Paulista, no. 1,793, Bairro Bela Vista, Zip Code CEP 01311-200, in the city of São Paulo, state of São Paulo.

2 – INVITED AND PRESENT:

The convocation for all of the members of the Bank Board of Directors to be present was dispensed.

3 – PRESIDING

President: Mr. Ibrahim Dayan
Secretary: Mr. Sasson Dayan

4 – ORDER OF THE DAY:

To deliberate on:

(i) the establishment and justification of the issue price of shares of preferential stock, said stock being nominative, duly registered with the Market Regulatory Agency (CVM), Brazil's Securities and Exchange Commission, and without nominal value, in the setting of a public distribution offer ("Offer"), which will encompass the initial public offering of 55,082,712 shares of preferential stock issued by the Bank ("Primary Offer") and the secondary offer of 798,301 shares of preferential stock issued by the Bank in the names of Mistes Morris Dayan, Salim Dayan and Carlos Moche Dayan ("Selling Stockholders") ("Secondary Offer"). This Offer was approved in a Special General Assembly of the Bank realized on June 21, 2007 and will include the public distribution of stock in Brazil, in the over-the-counter market, in a regime of firmly guaranteed liquidation, in confirmation with the procedures established by Market Regulatory Agency (CVM) Instruction number 400, of December 29, 2003 ("CVM Instruction 400"), under the coordination of Banco UBS Pactual S.A. ("Lead Coordinator") in conjunction with Goldman Sachs do Brasil Banco Múltiplo S.A. ("Offer Coordinator") and, furthermore, with efforts to sell abroad, to be realized by UBS Securities LLC ("International Placement Agent"), through means of operations exempt from secondary registration in accordance with the U.S. Securities Act of 1933, as altered ("Securities Act"), being in the United States of America for qualified institutional investors, as defined in Rule 144A of the Securities Act, as altered ("Rule 144A), in the terms of exemption provided for in the Securities Act and, in the other countries, except in Brazil and in the United States of America, in conformity with the procedures provided in Regulation S of the Securities Act ("Regulation S"), and in accordance with the applicable legislation in the country of domicile of each investor, through the investment mechanisms regulated by the National

Monetary Council (CMN), by the Central Bank of Brazil and by the Market Regulatory Agency (CVM).

(2) the increase of the Bank's social capital, within the limit of its authorized capital, and the quantity of shares of preferential stock to be issued, with the exclusion of the preferential right of the current Bank stockholders, in conformity with the determination of subsection I, of article 172 of Law no. 6,404, of December 15, 1976 ("Law of Stock Societies") and in the terms of the third paragraph of the 8th article of the Bank Bylaws; and

(3) the destination of the resources obtained by the Bank through the means of primary Offer into the stock capital account.

5 – DECISIONS:

The members of the Board of Directors decided, unanimously by votes and without any restrictions, the following:

1. To approve the price of R$17.00 (seventeen reals) per share of preferential stock ("Price per Share"), set based on the result of the procedure to collect investment intentions ("Book building Procedure") conducted by the Offer Coordinators, in keeping with article 44 of CVM Instruction 400, and in accord with subsection III of the 1st paragraph of article 170 of the Corporation (S.A.) Law, said price being justified, considering that the shares of preferential stock will be distributed by means of public distribution, the market value of the share of preferential stock having been indicated by gathering investment intentions ("Book building Procedure"), which reflects the value for which investors presented their firm orders to buy in the context of the Offer.

2. To approve, in consideration of the deliberations of the foregoing items, an increase in the social capital of the Bank, within the limit of its authorized capital, that will rise from R$422,737,061.46 (four hundred and twenty-two million, seven hundred and thirty-seven thousand, sixty-one reals and forty-six cents) to R$1,359,143,165.47 (one billion, three hundred and fifty-nine million, one hundred and forty-three thousand, one hundred and sixty-five reals and forty-six cents), an increase, therefore, in the amount of R$936,406,104.00 (nine hundred and thirty-six million, four hundred and six thousand, one hundred and forty reals), through the issue of 55,082,712 (fifty-five million, eighty-two thousand, seven hundred and twelve) shares of preferential stock, all nominative, duly registered with the CVM, without nominal value, at the issue price of R$17.00 (seventeen reals), excluding the right of preference of the Bank stockholders in its subscription, in keeping with the determination of subsection I, of article 172, of the Corporation (S.A.) Law and in the terms of the third paragraph of the 8th article of the Bank's By-laws.

3. To approve the destination in totality of the resources obtained by the Bank through the Primary Offer, R$936,406,104.00 (nine hundred and thirty-six million, four hundred and six thousand, one hundred and four reals) into the social capital account.

CLOSING:

Nothing more having to be dealt with and there being no other manifestation, the

meeting was closed, being drawn up in these minutes which, read and approved, were signed by all. São Paulo, June 26, 2007. (Signatures) Ibrahim Dayan – President, Sasson Dayan – Secretary. Board members present: Sasson Dayan, Ibrahim Dayan and Gustavo Henrique de Barroso Franco.

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

MINUTES OF EXTRAORDINARY GENERAL MEETING HELD ON 22.02.2008

DATE:
February 22, 2008 at 11.00 a.m.

PLACE:
Company's registered office at Av. Paulista, Nº 1793 – 12th floor - São Paulo - SP.

PRESENT:
Shareholders with more than 2/3 (two-thirds) of the shares representative of the corporate capital with the right to vote who were summoned through notices published in the "Diário Oficial do Estado de São Paulo" editions of February 7, 8 and 9, 2008, and the newspaper "Valor Econômico" editions of February 7, 8 and 11, 2008.

BOARD:
Chairman: Sasson Dayan.
Secretary: Salim Dayan.

AGENDA:

1. To update article 6 of the By-Laws, which covers the capital stock of the Company, as proposed and approved by the Board of Directors at a meeting held on February 6, 2008;
2. To alter the By-Laws so that the Company, while observing the limit of the authorized capital, and in agreement with the plan approved by the General Meeting, may authorize stock purchase options for managers, employees or individuals who provide services to the Company or any company under its control, as proposed and approved by the Board of Directors at a meeting held on February 6, 2008;
3. To alter the By-Laws of the Company to insert a specific chapter related to the organizational component of an Ombudsman, within the terms of CMN Resolution 3.477/2007, and renumber the other chapters and articles following this inclusion, as proposed and approved by the Board of Directors at a meeting held on February 6, 2008;
4. To alter the wording of the "preamble" of articles 35 and 38 of the By-Laws, which deal with the deductions, increases and distribution of the net income and insert line "e" in article 35 to create a statutory reserve, as proposed and approved by the Board of Directors at a meeting held on February 6, 2008;
5. To alter the By-Laws to exclude Chapter X entitled "Temporary Provisions", including articles 51 and 52;
6. To approve the consolidation of the By-Laws, in line with the above-mentioned proposals.

RESOLUTIONS:

After a wide-ranging debate, the following decisions were approved unanimously:

1. To update article **6,** considering the decision on the increase in the capital stock approved at the Meeting of the Board of Directors held on 26.06.2007, which will now have the following wording. *"Article 6 – Capital Stock amounts to **R$1,359,143,165.47**, divided into **222,633,512** nominative shares, subscribed and with no par value, of which **142,418,179** are common shares and **80,215,333** preferred shares."*

2. To state within the By-Laws that the Company, while observing the limit of the authorized capital, and in line with the plan approved by the General Meeting, authorizes stock purchase options for managers, employees or individuals who provide services to the Company or any company under its control. This being the case, approval was given to include paragraph 4 in Article 8 of the By-Laws, with the following wording: "Art. 8 (...) - *Paragraph 4 - Within the limit of the authorized capital and in agreement with the plan approved by the General Meeting, the Company may establish the conditions and authorize stock purchase options for managers, employees or individuals who provide services to the Company or any company under its control."*

3. To insert a specific chapter in the By-Laws referring to the organizational component of the Ombudsman, the holder of which will have the responsibility of ensuring the strict observance of the legal and regulatory norms related to the rights of the consumer and to act as a channel of communication between the Company and the clients and users of its products and services, renumbering the other chapters and articles. This being the case, approval was given to include chapter VI in the By-Laws with the following wording: "*Chapter VI - Article 32 - The role of Ombudsman will be a permanent one and the holder will have the responsibility of ensuring the strict observance of the legal and regulatory norms related to the rights of the consumer and to act as a channel of communication between the Company and the clients and users of its products and services, including the mediation of disputes. Article 33 - The Ombudsman will have the following responsibilities: a) To receive, register, instruct, examine and pay formal and adequate attention to the complaints of clients and users of the Company´s products and services which have not been resolved within the normal means of attendance by its branches and any other attendance points; b) To provide the necessary explanations and information to the complainants on the handling of their demands and the measures adopted; c) To inform the complainants of the time foreseen for a final answer, which may not be more than thirty days; d) To send a final response on the complainant's demand within the period stated in line "c"; (e) to propose to the Board of Directors measures to correct and improve the procedures and routines arising from an examination of the complaints received; f) To draw up and send to the internal auditor and the Board of Directors at the end of every semester, a quantitative and qualitative report on the operations carried out by the Ombudsman, containing the proposals raised in line "e". Article 34 - The Ombudsman, who will be appointed and dismissed by the Executive Management, will have a mandate of 2 (two) years. Article 35 - The Ombudsman will be given adequate conditions to function and the means to ensure that his activities are guided by transparency, independence, impartiality and exemption. Article 36 - The Ombudsman will have access to the information required to draw up and provide an adequate response to the complaints received, with total administrative support and may request information and documents for the exercise of his activities.*

4. To attribute to the Executive Management the responsibility of appointing and dismissing the person responsible for the Ombudsman area. This being the case, approval was given for the inclusion of line "f" in article 19 of the By-Laws which will have the following wording: "*Article 19 – It is the responsibility of the Executive Management to direct the Company's business and undertake the activities required for it to function, including, besides the legal responsibilities: (...) (f) to appoint and dismiss the Ombudsman.*"

5. To alter the wording of the "preamble" of the articles 35 and 38, to check their wording, transformed into articles 40 and 43 due to the renumbering approved above, which will become operative with the following wording: *"Article 40 – The net income registered in each financial period, after the deductions referred to in article 39 above, will be reduced or increased by the following amounts, within the terms of article 202 of the Corporate Law" and "Article 43 – By a decision of the Executive Management "ad referendum" of the General Meeting, profits may be distributed to the shareholders in the form of interest on shareholders' equity, as stated in article 9 of Law Nº. 9.249/95 and other legal and regulatory provisions related to the material, replacing completely or partly the obligatory or interim dividends."*

6. To alter the wording of the "preamble" of the original article 36, now transformed into article 41due to the renumbering approved above, to create a statutory reserve entitled "Profit Reserves – Statutory" which will have the intention of ensuring that the operating conditions of the Company are adequately maintained. Article 41 will have the following wording: *"Article 41 The balance remaining from the adjusted net income in the form of article 40 may, by a proposal of the Board of Directors, "ad referendum" of the General Meeting, be 100% (one hundred percent) directed to the Profit Reserve – Statutory, with the aim of ensuring that the operating conditions of the Company are adequately maintained. The balance of this reserve, added to the balances of the other profit reserves, except the profit reserves to realize and the reserves for contingencies, may not exceed the limit of 100% of the integrated share capital." Single Paragraph – The part of the profits which still remains, after the deductions foreseen in this article 41 and in article 40 will be directed to a destination according to the decision taken by the General Meeting as proposed by the Board of Directors."*

7. To exclude chapter X "Temporary Provisions", along with the orginal articles 51 and 52, since the conditions mentioned in the referred articles have been observed by the Company.

8. To consolidate the By-Laws with the above-mentioned approved alterations which are included and transcribed in their whole as an appendix to the present minutes, of which they are an integral part.

CLOSURE:

There being no further business to discuss, the Chairman adjourned the meeting for the time required to draft these minutes in the company records, after which the meeting was reopened, the minutes were read and unanimously approved by and signed by all present

São Paulo, February 22, 2008.

SIGNED:

Chairman: Sasson Dayan.

Secretary: Salim Dayan.

Shareholders: **DAYCOVAL HOLDING FINANCEIRA S/A**, represented by its directors Messieurs Sasson Dayan and Salim Dayan.

SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN; and
MORRIS DAYAN.

BANCO DAYCOVAL S/A

CNPJ Nº 62.232.889/0001-90
NIRE 35300524110

Listed Company

ANNOUCEMENT

ORDINARY GENERAL MEETING

RECEIVED
2008 APR 16 A 11:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholders of **BANCO DAYCOVAL S/A** are hereby summoned to take part in an Ordinary General Meeting, as follows:

DATE:
March 28, 2008 at 11.00 a.m.

PLACE:
Head office at Av. Paulista, Nº 1793 - São Paulo - SP.

AGENDA:

1. To vote on the Management Report and financial statements for the fiscal year ending on 31.12.2007, which were approved by the Board of Directors at a meeting held on 25.02.2008;
2. To vote on the destination of the net income for the period, as the proposal approved by the Board of Directors at a meeting held on 25.02.2008 and on the payment of interest on shareholders' equity, as proposed and approved by the Board of Directors at a meeting held on 19.12.2007;
3. To establish the annual amount of remuneration of the Executive Management; and
4. To change the private press publication used to disclose the statutory information in accordance with law number nº 6.404/76.

São Paulo, March 12, 2008.

SASSON DAYAN
Chairman of the Board of Directors

Note: Any shareholder who wishes to be represented by a proxy must present the Company, in the 5 (five) days before the General Meeting, with the documents required for them to be examined.

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

Listed Company

ANNOUNCEMENT

EXTRAORDINARY GENERAL MEETING

Shareholders of **BANCO DAYCOVAL S/A** are hereby summoned to take part in an Extraordinary General Meeting, as follows:

DATE:
February 1, 2008 at 11.00 a.m.

PLACE:
Head office at Av. Paulista, nº 1793 – 12th floor - São Paulo - SP.

AGENDA:

1) To approve the replacement to complete the period of the mandate of the now empty position of Chairman of the Board of Directors; and
2) To elect new members of the Board of Directors and establish their fees and mandates.

São Paulo, January 17, 2008.

SASSON DAYAN
Member

<u>Note:</u> Any shareholder who wishes to be represented by a proxy must present the Company, in the 5 (five) days before the General Meeting, with the documents required for them to be examined.

RECEIVED

2008 APR 16 A 11:56

FICE OF INTERNATIONAL
CORPORATE FINANCE

CENTRAL BANK OF BRAZIL

Deorf/GTSP1-2007/06495 São Paulo, July 16, 2007
INSTITUTION
Banco Daycoval S.A.

ADDRESS:
Av. Paulista, 1.793.

ZIP/CITY/FU:
01310-200 São Paulo – SP

Act	AGE dated 06.06.2007
Process No..	0701375649
Dispatch Date:	July 13, 2007

Matters approved by this agency:

1. Election of Administrative Counselor, which mandate shall expire in August, 2009, formed, by Sirs.

Individual Taxpayer's Registration (CPF) 685.283.378-04
Name Marco Antonio Bologna
Position Counselor

NOTES:

I. This corporation shall:

i. Comply with the procedures which shall be adopted by you concerning the information to be rendered directly into the Unicad system, related to the holders of this institution statutory positions, informed in the Sisorf 4.14.70 (www.bcb.gov.br/?Sisorf).

WE HEREWITH RETURN
- Document related to the act for the purposes of filing with trade register.

Financial System Organization Department
São Paulo Technical Management – I

[Signature]
Francisco da Silva Coelho
Technical Manager

[Signature]
Eduardo de Camargo Schell
Assessor

RECEIVED
2008 APR 16 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE SHAREHOLDERS MEETING HELD ON JUNE 21, 2007

1 – DATE, HOUR AND LOCALE
Realized on the twenty-sixth day of the month of June of 2007, at 4:30 p.m., at social headquarters, Avenida Paulista, no. 1,793, Bairro Bela Vista district, Zip Code CEP 01311-200, in the city of São Paulo, state of São Paulo.

2 – INVITED AND PRESENT:
The convocation for all of the members of the Bank Board of Directors to be present was dispensed under the terms of Article 124 of Law 6,404, of December 15, 1976, considering the presence of stockholders representing the totality of social capital.

3 – PRESIDING
President: Mr. Ibrahim Dayan
Secretary: Mr. Salim Dayan

4 – ORDER OF THE DAY: (1) Approval of the report of primary and secondary offerings of preferred stock, nominative, registered and without nominal value, issued by the Bank ("Offer"), which will encompass the primary public distribution of 55,082,712 shares of preferential stock issued by the Bank ("Primary Offer") and secondary distribution of 798,301 shares of preferred stock owned by Misters Morris Dayan, Salim Dayan and Carlos Moche Dayan (the "Selling Stockholders" and "Secondary Offer," respectively), in Brazil, in the over-the-counter market, in a regime of firm guarantee of liquidation, in conformity with the procedures established by Instruction no. 400 of the Market Regulatory Agency (CVM) of December 29, 2003 ("CVM Instruction 400") and, furthermore, with sales efforts abroad, in operations exempt from registration under the *U.S. Securities Act of 1933*, as altered ("*Securities Act*"); (ii) approval of the other characteristics of the Offer; (iii) granting authorization for the Bank Board to take all the measures and practice all the acts necessary or convenient to realize the Offer; and (iv) ratification of the acts already practiced by the Bank Directorate toward the realization of the Offer.

5 - DELIBERATIONS: Initiating the work, the President of the assembly advised that the minutes of the occurrences would be drawn up in summary form, containing only the transcriptions of the deliberations taken, in keeping with article 130, paragraph 1 of the Corporation (S.A.) Law.
The stockholders decided, by unanimous vote and without any restrictions, the following:

1. Approval of the Primary Offer of 55,082,712 shares of preferential stock, all nominative, registered and without nominal value, issued by the Bank, within the limit of authorized capital stipulated by the By-laws pf the Bank, altered on June 05, 2007, in accord with an increase in the stock capital of

the Bank decided in a Special General Assembly, realized on this date at 4:00 p.m.

2. The Offer will have the following characteristics:

2.1 Simultaneously with the Primary Offer, a Secondary Offer will be realized;

2.2 The Offer will be registered with the Market Regulatory Agency (CVM) in conformity with the provisions of CVM Instruction 400, and will encompass the public distribution of shares in Brazil, in the over-the-counter market, in a regime of firm guarantee of liquidation, coordinated by the banks UBS Pactual S.A. and Goldman Sachs do Brasil Banco Múltiplo S.A. ("International Placement Agents"), by means of operations exempt from registration according to the *Securities Act*, being in the United States of America for qualified institutional investors, as defined in Rule 144A of the *Securities Act*, as altered ("Rule 144A"), in the terms of exemption from registration provided in the *Securities Act*, and in other countries, except in Brazil and the United States of America, in conformity with the proceedings provided for in Regulation S of the *Securities Act* ("Regulation S"), and according to the applicable legislation in the country of residence of each investor, through investment mechanisms regulated by the National Monetary Council (CMN), by the Central Bank of Brazil and by the CVM.

2.3 The subscription price per share in the setting of the Offer ("Price per Share") will be set based on the result of the procedure collecting investors' intentions (*book building*), to be conducted by the Offer Coordinators and by the International Placement Agents among institutional investors, in conformity with article 44 of CVM Instruction 400, and in accord with subsection III of paragraph 1 of article 170 of the Corporation (S.A.) Law, justifying the choice of criteria for determining the price of the shares in the terms of reference outlined in the Corporation (S.A.) Law, having in mind that said price will not promote an unjust dilution for the current Bank stockholders and that the shares of preferential stock will be placed through public offer, in which the market value of the preferential stock reflects the value for which the institutional investors will present their purchase orders in the context of the Offer. The Price per Share should be approved by the Bank's Board of Directors before the Offer concession is registered by the CVM.

2.4 The Offer will be realized in conformity with the procedures provided for in CVM Instruction 400, through two distinct offers: (i) one offer directed at non-institutional investors, and (ii) an offer directed at institutional investors, observing the disposition in CVM Instruction 400 and the effort to disperse stockholders required in the Regulation of Level 1 of the São Paulo Stock Exchange (Bovespa) ("Regulation of Level 1" and "Bovespa," respectively);

2.5 The shares of preferential stock included in the Primary Offer will be underwritten and paid for by the Offer Coordinators, under the terms of articles 15, I, b and 19, 2nd paragraph of Law no. 6,385, of December 07 of 1975, and of the Contract of Coordination, Firm Guarantee of Liquidation and Stock Issue Placement of Banco Daycoval S.A. ("Placement Contract"), in resources immediately available, on the date of publication of the Announcement of the Beginning relative to the Offer ("Announcement of the Beginning"). Also under the terms of the Placement Contract, the Offer Coordinators will assume the commitment to transfer the shares of the Primary Offer subscribed by the participant investors in the Offer, within three working days counting from the date of subscription of these shares, except in the case of nonpayment by said investors of the acquisition price for the shares on the date of fiscal and financial liquidation of the Offer;

2.6 The shares of stock subject to the Offer confer upon their holders the rights and advantages inherent in the preferential stock issued by the Bank, including the integral receipt of dividends and other revenues of any nature that come to be declared, beginning from the date of their subscription and/or acquisition, under the terms provided for in the Corporation (S.A.) Law, the Level 1 Regulation and the Bank Bylaws.

2.7 The eventual conduct was approved of activities to stabilize the price of the shares issued by the Bank in the setting of the Offer, in keeping with the applicable CVM regulation;

2.8 The total quantity of shares provide for in the Offer can be increased by a supplementary lot of up to 8,382,151 shares of preferential stock, according to an option authorized by the Selling Stockholders to the Offer Coordinators, in the same conditions indicated in item 2 above, in the terms of article 24 of CVM Instruction 400, destined to meet any eventual excess demand that becomes evident in the Offer, equivalent to 15.0% of the preferential shares initially made available in the setting of the Offer.;

2.9 Without prejudice to the intent of item 2.8 above, the Offer could, under the criteria of the Bank and the Selling Stockholders, increase it by as much as 11,176,203 shares of preferential stock, equivalent to 20.0% of the total preferred stock initially provided in the setting of the Offer, in the same conditions indicated in item 2 above, in keeping with article 14, paragraph 2, of CVM Instruction 400;

2.10 Should the increase of the Bank's stock capital authorized by the Special General Assembly realized this day, at 4:00 p.m., in the terms of item 1 above, not be authorized by the Central Bank in sufficient time to permit delivery of the preferential stock to be the object of the Primary Offer to investors, on the second working day after the publication of the Announcement of the Beginning, the investors will receive certificates of deposit ("Units") composed of 1 share of preferential stock and 6 subscription receipts of preferential stock, proportional to the number of shares that said investors would receive in the allocation of the Offer;

2.11 The Units will reflect the characteristics of the preferential stock and subscription receipts that compose them and cannot be dismembered before the authorization of the capital increase relative to the Primary Offer. Once said authorization is realized, the Unites will necessarily be dismembered, within a period to be indicated in a communiqué to the market, with the delivery of five share of preferential stock per Unit.

3. Authorized the Bank Board of Directors to take all the provisions and decisions, as well as to practice all the various acts necessary and useful to the implementation of the decisions taken in the previous items. Additionally, the Board members were granted full powers to take and practice all the acts necessary or convenient to realize the Offer and to obtain registers of the Primary and Secondary Offers and, especially, powers of representation of the Bank with the CVM, the Central Bank of Brazil, the São Paulo Stock Exchange (Bovespa) and the Companhia Brasileira de Liquidação e Custódia - CLBC clearinghouse, being authorized to practice whatever acts pertinent to these and other entities and/or elaborate, negotiate and sign whatever contracts, communications, notifications, certificates, documents or instruments related to the Offer and reputed necessary or convenient for its realization, including, without limitation, the (1) elaboration and approval of (1) preliminary and definitive Brazilian prospectus, (b) the preliminary and definitive *Offering Memorandum*, and (ii) negotiation and commemoration of documents related to the Offer, including, but not limited to, the (a) Contract of Coordination and Firm Guarantee for Subscription and

Liquidation of Preferential Stock Issued by Banco Daycoval S.A., between the Bank, the Selling Stockholders and the Offer Coordinators and, as mediator and consenter, the Companhia Brasileira de Liquidação e Custódia (CBLC) clearinghouse; (b) the *Placement Facilitation Agreement*, between the Bank, the Selling Stockholders and the International Placement Agents; (c) The Contract of Service Provision to Establish the Price of Shares Issued by Banco Daycoval S.A., between the Bank, the Offer Coordinators and brokerage UBS Pactual Corretora de Títulos e Valores Mobiliários S.A.; (d) *Lock-up Agreements*; (e) Service Contract with the Companhia Brasileira de Liquidação e Custódia (CBLC) clearinghouse; and (f) Stock Shares Loan Contract, between the Selling Stockholders, the Offer Coordinators and the Bank.

4. Being authorized all the other acts already practiced by the Bank Board of Directors to facilitate the realization of the Offer.

CLOSING:

Nothing more having to be dealt with, the Assembly was closed, the minutes of it being drawn up, read and approved by all those present. São Paulo, June 21, 2007.

SIGNATURES:
President: Ibrahim Dayan
Secretary: Salim Dayan

Stockholders: Daycoval Holding Financeira S.A.
Ibrahim Dayan
Sasson Dayan
Carlos Moche Dayan
Morris Dayan
Salim Dayan
Gustavo Henrique de Barroso Franco
Marco Antonio Bologna

RECEIVED
2008 APR 16 A 11: 56
FICE OF INTERNATIONAL
CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE SHAREHOLDERS MEETING HELD ON JUNE 21, 2007

DATE:
June 21, 2007, at 10:00 a.m.

LOCALE:
Society headquarters, at Avenida Paulista, no. 1,793, São Paulo - SP.

PRESENT:
Stockholders representing the totality of the stock capital.

3 – PRESIDING
President: Sasson Dayan
Secretary: Salim Dayan

DELIBERATIONS:
After ample debate, unanimous approval was given to the distribution of interest to the stockholders, relative to the exercise of 2007, based on the net equity as of December 31, 2006, at the rate of R$0.0524 per share, totaling R$8,779,661.92 (eight million, seven hundred and seventy-nine thousand, six hundred and sixty-one reals and ninety cents) in remuneration for owned capital, as provided for in article 9 of Law no. 9,249, of December 26, 1995, modified by articles 78 and 88 of Law no. 9,430, of December 12, 1996.

CLOSING:
There being nothing more to consider, the President declared the suspension of the work for the time necessary to record these minutes in their own book, which were read, approved and signed by all.
São Paulo, June 21, 2007.

SIGNATURES:
President: Sassan Dayan.
Secretary: Salim Dayan.
Stockholders> Daycoval Holding Financeira S/A, represented by its Directors Misters Sasson Dayan and Salim Dayan.
Ibrahim Dayan;
Sasson Dayan;
Salim Dayan;
Carlos Moche Dayan;
Morris Dayan;
Gustavo Henrique de Barroso Franco; and
Marco Antonio Bologna.

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL ASSEMBLY HELD ON JUNE 06, 2007

DATE:
June 06, 2007, at 10:00 a.m.

LOCALE:
Social headquarters, at Avenida Paulista, no. 1,793, São Paulo - SP.

PRESENT:
Stockholders representing the totality of stock capital.

PRESIDING:
President: Sasson Dayan
Secretary: Salim Dayan

DELIBERATIONS:
After discussion, unanimous approval was given to the election as a member of the Board of Directors of Mr. **MARCO ANTONIO BOLOGNA**, Brazilian, married, engineer, resident in São Paulo – SP, domiciled at Avenida Jurandi, no. 856 – Hanger VII – Jardim Aeroporto – CEP 04072-000 - São Paulo – SP, holder of C.I. RG no. 6,391,996 SSP-SP and CPF no. 685,283,378-04, who will act as an Independent Board Member. The elected, a stockholder present at the assembly, declared under pain of law, that he is not impeded, by special law, from exercising the administration of the society nor condemned nor under effects of condemnation, penalty that blocks, even temporarily, access to public positions, nor for crimes of bankruptcy, betrayal of trust, offering or accepting a bribe, graft, embezzlement of public money; nor against the popular economy, against the national financial system, against the norms of defense of competition, against the relations of consumption, public faith or property.

CLOSING:
Nothing more having to be dealt with, the President declared the work suspended for the time needed to record these minutes in the appropriate book, which were duly read, approved and signed by all.
São Paulo, June 06, 2007.

SIGNATURES:
President: Sassan Dayan.
Secretary: Salim Dayan.
Stockholders: Daycoval Holding Financeira S.A., represented by its Directors, Misters Sasson Dayan and Salim Dayan.
IBRAHIM DAYAN;

SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN;
GUSTAVO HENRIQUE DE BARROSO FRANCO; e
MARCO ANTONIO BOLOGNA

RECEIVED
2009 APR 16 A 11:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE SPECIAL GENERAL ASSEMBLY HELD ON JUNE 05, 2007

1 – DATE, HOUR AND LOCALE

Realized on the fifth day of the month of June of 2007, at 07:00 p.m., at Avenida Paulista, no. 1,793, Bairro Bela Vista district, Zip Code CEP 01311-200, in the city of São Paulo, state of São Paulo.

2 – INVITED AND PRESENT:

The convocation for all of the members of the Bank's Board of Directors to be present was dispensed under the terms of Article 124 of Law 6,404, of December 15, 1976, considering the presence of stockholders representing the totality of capital stock.

3 – PRESIDING

President: Mr. Sasson Dayan
Secretary: Mr. Salim Dayan

4 – ORDER OF THE DAY:

To deliberate about (i) exclusion of article 38 from the By-laws; (ii) consolidation of the By-laws; and (iii) other matters of society interest.

5 – DELIBERATIONS:

The stockholders decided, with a unanimity of votes and without any restrictions whatsoever, to exclude article 38 from the By-laws of the Corporation in a manner that the By-laws, already renumbered (with due adjustments of all the other articles that refer to the renumbered ones), will come to apply with the consolidated reduction in Annex I.

6 – CLOSING:

Nothing more needing to be taken up, the Assembly was closed and the present Minutes were drawn up and, after being duly read and approved, were signed by all those present. São Paulo, June 5, 2007. (Signatures) Sasson Dayan – President- Salim Dayan- secretary. Stockholders: Daycoval Holding Financeira S.A (represented by its directors) Sasson Dayan e Salim Dayan), Salim Dayan, Carlos Moche Dayan, Morris Dayan, Ibrahim Dayan, Sasson Dayan e Gustavo Henrique de Barroso Franco.

ANEXO I

BANCO DAYCOVAL S.A.

CORPORATE BY-LAWS

(Consolidated reduction)

CHAPTER I
DENOMINATION, HEADQUATERS, FORUM, OBJECT AND DURATION

Article 1st
BANCO DAYCOVAL S.A. (the "Society") is a financial institution constituted in the form of an anonymous society, which will be governed by the present Corporate By-laws and by the legal provisions and regulations that to it are applicable.

Sole Paragraph – With the admission of the Society to Level 1 of Corporate Governance of the São Paulo Stock Exchange ("Level 1" and "Bovespa," respectively), the Society, its stockholders and administrators subject themselves also to the dispositions of the Regulation of Differentiated Corporate Government Practices Level 1 ("Regulation of Level 1").

Article 2nd
The Society maintains its headquarters and forum in the Capital of the State of São Paulo, which for deliberation of Law, to install and omit agencies, affiliates, representations, offices, branch offices and other dependencies in any locality of Brazil or Abroad, as well as to nominate representatives or correspondents, respecting the legal restrictions and norms of the Central Bank of Brazil.

Article 3rd
The Society has as its objective the practice of operations with assets, liabilities and inherent accessories and services to the respective authorized portfolios (commercial, investments and credit, financing and investment), including exchange, in accordance with the legal dispositions and regulations in effect.

Article 4th
It is forbidden for the society to acquire goods not destined for its own use, save those received in the liquidation of debts of difficult or dubious solution, in which case it should sell them within the period of 01 (one) year, counting from the date of receipt, extendable for up to two times, at the criteria of the Central Bank of Brazil.

Article 5th
The time of duration of the society is indeterminate.

CHAPTER II
CAPITAL AND STOCK

Article 6th

The Social Capital is R$422,737,061.47, divided among 167,550,800 shares of stock, which is nominative, registered and no circulating, and without nominal value, being 142,418,179 shares of common stock and 25,131,621 shares of preferential stock.

Paragraph 1st – All of the shares of stock in the Society are registered and no circulating ("escritural") and will be maintained in a deposit account, in the names of their titular owners, with the authorized financial institution, without the issue of certificates. The depository institution will be able to charge the stockholders the cost of services for transference and registration of the ownership of the "escritural" shares, like the cost of services relative to the secured shares, observing the maximum limits set by the Market Regulatory Agency (CVM).

Paragraph 2nd – The issue of shares outside the Share Capital (beneficiary parts) by the Society is forbidden.

Article 7th
Every share of common stock will give the right to 01 (one) vote in the deliberations of the General Assemblies.

Paragraph 1st – The shares of preferential stock will have no right to vote in the deliberations of the General Assemblies, they being assured the following preferences and advantages:

a) the right to participate in the profits in equality of conditions with the common stock

shares;

b) priority in repayment of the share capital, without premiums; and
c) the right to be included in public offers stemming from the Alienation of Control of the Society or according to article 44, in the terms of Chapter VII of these Society By-laws, at the same price paid per common share of stock of the controlling bloc.

Paragraph 2nd – The stockholders may, at any time, convert their shares of common stock into shares of preferential stock, at the rate of 01 (one) share of common stock for 01 (one) share of preferential stock, as long as the subscription is paid in full and the legal limit is observed, as well as prevailing regulation are observed concerning the transfer of control. Requests to convert should be directed in writing to the Directorate. Received and accepted by the Directorate, they should be ratified at the first meeting of the Board of Directors held after the approval of the conversion by the Directorate.

Article 8th
The Society is authorized to increase the Social Capital up to the limit of R$1,200,000,000.00 (one billion and two hundred million reals), independent of statutory reforms, without maintaining proportion between the shares of each type, observing as to the preferential shares the maximum limit provided for in law.

Paragraph 1st – The increase in Social Capital will be realized through deliberation of the Board of Directors, which will be empowered to establish the conditions to issue stock, including the price, term and form of payment in full. In case of a capital increase stemming from the incorporation of reserves, according to norms established by the National Monetary Council (CMN), the competence will lie with the General Assembly, hearing the Fiscal Council, if one is installed.

Paragraph 2nd – Within the limit of authorized capital, the Society can issue subscription shares of stock and bonuses.

Paragraph 3rd – At the criteria of the Board of Directors, the right of preference can be excluded or the term reduced for its exercise, in the issues of subscription stocks and bonuses, whose placement will be made according to (i) sales in stock exchanges or public subscription, or (ii) exchange of shares in a public auction to acquire control, under the terms of law and within the limit of the authorized capital.

CHAPTER III
ADMINISTRATION

Article 9th
The Society will be administered by a Board of Directors and a Directorate, complying with the law and with these Corporate By-laws.

Article 10th
The Counselors and the Directors will be invested in their positions by signing the terms of empowerment in the book of minutes of the Board of Directors Meetings and of the Directorate, respectively, after the election is legally ratified by the Central Bank of Brazil. The Counselors can be removed from office at any time by the General Assembly and the Directors by the Board of Directors, having to remain in the exercise of their respective positions until the investiture of their successors.

Single Paragraph – The terms of their mandates having expired, the Counselors and the Directors will continue to exercise their duties until the seating of their respective substitutes, if they themselves have not been reelected.

Article 11

Keeping in mind the determination in Article 10 above, the tenure of the administrators is conditioned on prior subscription to the terms of the Consent of the Administrators to Level 1 Regulation. The administrators must, immediately after assuming their positions, communicate to the Bovespa the quantity and the characteristics of the securities issued by the Society of which they are owners, directly or indirectly, including their derivatives.

Article 12
The General Assembly will establish the annual overall remuneration of the administrators of the Society, it falling to the Board of Directors to deliberate about its distribution.

SECTION I
BOARD OF DIRECTORS

Article 13
The Board of Directors is a collective organ, composed of a minimum 03 (three) and a maximum 06 (six) members, all stockholders in the Society, elected by the General Assembly, who will indicate among themselves the President, with an uninterrupted mandate of 2 (two) years, reelection being permitted.

Paragraph 1st - The General Assembly will determine by absolute majority vote, not computing the blank votes, prior to its election, the number of positions on the Board of Directors to be filled in each uninterrupted mandate of two years.

Paragraph 2nd – At least 20.0% of the members of the Board of Directors should be Independent Counselors, expressly declared as such in the General Assembly that elects them. When the application of the percentage previously mentioned results in a fractioned number of Counselors, try to round off the number to the whole number; (i) immediately superior, if the fraction is equal to or superior to 0.5; or (ii) immediately inferior, if the fraction is less than 0.5.

Paragraph 3rd – For the purpose of these Society By-laws, consider an Independent Counselor to be one who: (i) has no linkage with the Society, except participation in the Social Capital; (ii) is not a Controlling Stockholder, nor the parent or consort of one closer than the third degree to a Controlling Stockholder, not being and not having been, in the past three years, linked to the Society or an entity related to a Controlling Stockholder (persons linked to institutions of education and/or research are excluded from this restriction); (iii) has not been in the past three years employed by or the Society Director, Controlling Stockholder or part of a society controlled by the Society; (IV) was not the supplier or buyer, directly or indirectly, of services or products of the Society in magnitude that would imply loss of independence; (v) was neither an employee nor administrator of a society or entity that would be offering or demanding services and/or products of the Society; (vi) is not a consort or parent to the second degree of some administrator of the Society; or (vii) does not receive any other remuneration from the Society beyond that of Counselor (excluding from this restriction considerations in money originating from eventual participation in the capital). Also considered an Independent Counselor is the one elected through facilities provided for in Paragraphs 4th and 5th of Article 141 of Law 6,404, of December 15, 1976 (Joint Stock Companies Law).

Paragraph 4th – The President of the Board of Directors, in his absences or temporary impediments, will be substituted by the Counselor that he himself designates.

Paragraph 5th – In case of a vacancy in the position of President of the Board of Directors, a General Assembly will be called within 30 (thirty) days to chose a substitute, who will complete the term of the mandate of the individual substituted.

Paragraph 6th – In case of a vacancy in another position of the Board of Director, its President will designate the substitute, observing the legal principals and those of these Society By-laws, to serve until the first General Assembly that elects new Counselors.

Paragraph 7th – In cases of temporary impediment or absence, the Counselors will be substituted among themselves, as indicated by the President.

Article 14
The Board of Directors will meet whenever the interests of the Society require it, by the invitation of its President or any one of its members, and independent of invitation if all of its members are present, installing itself and deliberating validly with the presence of the majority of its members.

Paragraph 1st – The meetings will be presided over by the President of the Board of Directors.

Paragraph 2nd – In the deliberations of the Board of Directors, the President will also have the decisive vote.

Paragraph 3rd – From the meetings of the Board of Directors there will be written minutes, signed by all the members present, and those should be published that contain decisions destined to affect third parties.

Article 15

It will be the responsibility of the Board of Directors, in addition to the attributes provided for in law, to:

a) establish the general orientation of the business of the Society, decide about the economic-financial and administrative policies and create internal mechanisms to verify the fulfillment of their determinations;
b) deliberate about calling the Ordinary General Assembly and, when it judges convenient, the Special General Assembly;
c) elect and dismiss Directors, indicate their substitutes in cases of impediment, absence and vacancy and specify their functions;
d) approve the organizational structure of the Society;
e) deliberate, "ad referendum" of the General Assembly, about the distribution of intermediary dividends, including the count of accumulated profits or reserves of profits existing in the semi-annual or yearly balance;
f) approve operational policies and strategies, biannual, annual or pluriannual plans for operations, investments and administrative activities;
g) express itself about the administration reports and the bills of the Management;
h) deliberate about the issue of stock or subscription bonds;
i) propose capital increases to the Ordinary General Assembly and the Special General Assembly, when convenient, by the incorporation of other reserves or by the issue and subscription of stock;
j) deliberate about extraordinary or omissive cases, orienting itself by these Society By-laws and by the prevailing legislation;
k) deliberate about the distribution of remuneration among the members of the Board of Directors and the Management, when fixed in global form by the General Assembly;
l) choose and dismiss the independent auditors;
m) submit to the General Assembly proposals to increase the capital above the limit of authorized capital, as well as reform the Society By-laws;
n) present the General Assembly with lists in triplicate of institutions specialized in the economic evaluation of companies, in order to verify the Economic Value in compliance with articles 43 and 44 of these Society By-laws;
o) deliberate about the acquisition of stock issued by the Society to be cancelled or to be held in the treasury, as well as about their resale or placement on the market, observing the norms established by the CVM and other applicable legal rules and regulations.

Article 16
The duties of the President of the Board of Directors shall be:

a) to convoke, install and preside over General Assemblies;
b) to convoke, install and preside over meetings of the Board of Directors;
c) to strive to carry out the resolutions of the Board of Directors and of the General Assemblies.

SECTION II
DIRECTORATE

Article 17
The Society will be administered by a Directorate, composed of a minimum 04 (four) and a maximum 09 (nine) Directors, composed of 04 (four) to 05 (five) Executive Directors, among them 01 (one) Superintendent Executive Director, and up to 04 (four) Directors without special designation, removable at any time by the Board of Directors, all resident in Brazil, stockholders or not, elected by the Board of Directors, with mandates of 02 (two) years, with reelection permitted.

Paragraph 1st – The Executive Directory will have the attributes defined in these Society By-laws and those conferred in meetings of the Board of Directors, it being permissible to accumulate various functions by the same Director.

Paragraph 2nd – Among the members of the Directorate, there should be named a Director of Investor Relations.

Paragraph 3rd – In cases of impediment or temporary absence of any of the Directors, the remaining ones will choose among themselves the substitute that will exercise the functions of the substituted one, cumulatively.

Paragraph 4th – In the case of resignation, death or definitive incapacitation of any Director, and if substitution is necessary, the Board of Directors will be qualified to elect a new Director to complete the mandate of the Director substituted.

Article 18
The Directorate will meet whenever the interests of the society require it, at the invitation of any of its Executive Directors.

Paragraph 1st – The Directorate will decide by a majority of votes of those present, with the Superintendent Director having both his own personal vote and the decisive vote in case of a tie.

Paragraph 2nd – The minutes of the Meeting of the Directorate will be archived in the Trade Registry, and those that contain decisions destined to produce effects on third parties will be published.

Article 19
The Directory will be responsible for directing the businesses of the Society and take the steps necessary for its functioning, being authorized, in addition to the legal attributes:

a) to comply with the orientation of these Society By-laws and the deliberations of the Board of Directors;
b) to produce annual balances, to elaborate and present annually to the Common General Assembly the financial statements and administration reports as well as to sign them and publish them;
c) to decide about the installation, transfer or suspension of affiliates, agencies, representations, offices and other dependencies;
d) to deliberate "ad referendum" of the General Assembly about the payment of interest on the Society's own capital;
e) to authorize the contracting of loans and raising of resources in national and international currencies, in Brazil and abroad.

Article 20
The Directors will be responsible for:

a) representing the Society actively and passively, in court and out of it, there being procedures constituted for such ends with specific powers, including to offer personal testimony in court and to designate proposals;
b) exercising the functions that to them are attributed by the Board of Directors, as well as fulfilling the specific attributes that they were conferred in meetings of the Directorate;
c) conducting the business and services of the Society within the areas of operation that are attributed to them, particularly in relation to planning and development, administration, controls and financial activities.

Article 21
Besides the general prerogatives attributed to the Directors, it will fall specifically:

a) to the Superintendent Executive Director: to preside over the meetings

of the Directorate plus all the attributes of the other Executive Directors.

b) to the Executive Directors: (i) to define the administrative policies of the Society; (ii) to orient the activities of the other Directors; (iii) to delegate powers to the other Directors to practice administrative acts of their competence; (iv) to submit to the Ordinary General Assembly a report about the management of the Directorate accompanied by opinions of the Fiscal Council, when in session, and of the independent auditors; and (v) to exercise the specific attributes that were granted to him in a meeting of the Board of Directors.;

c) to the other Directors: to perform the specific functions that were attributed to them by the Executive Directors.

Article 22
It will be the responsibility of the Investor Relations Director, along with the other attributes that come to be established for him, to represent the Society before the regulatory organs and other institutions that operate in the securities market, it being his duty to present information to the investors, to the CVM, to the Central Bank of Brazil, to the stock markets in which the Society has its securities traded, and other organs related to the activities developed by the Society in the securities market, in Brazil and abroad.

Article 23
The Directors without specific designation can practice, independently, only the acts of mere routine and nonobligatory communication of the society.

Paragraph 1st – It will always depend on the signature of 02 (two) Executive Directors, or of 01 (one) Executive Director signing with a Director without specific designation, observing the rule in article 25 of these Society By-laws, to practice the following acts:

a) the alienation of goods from the permanent assets and the constitution or cession of real rights of guarantee over said goods;
b) the provision of guarantees to third party obligations; and
c) the issue of Promissory Notes.

Paragraph 2nd – The realization of other acts and business, besides those itemized above, as well as the routine procedures and administrative acts that do not involve private Society management acts by administrators whose election has been ratified by the Central Bank of Brazil, will depend on the signing in group of:

a) 02 (two) Executive Directors;
b) 01 (one) Executive Director and 01 (one) Director without specific designation;
c) 01 (one) Executive Director and one attorney;
d) two attorneys.

Article 24
For the constitution of a proctor, the Society will be represented by 02 (two) Executive Directors together. Additionally, the respective instrument of power of attorney should specify all the powers, the acts and operations that can be practiced, as well as the duration of the mandate, which cannot be superior to 01 (one) year, observing the legal limits and statutes.

Sole paragraph – For the construction of a power of attorney with powers of the "ad judicia" clause, the mandate may not contain a term of duration, having to observe the legal and statutory limits.

Article 25
It is forbidden for any members of the Directorate to practice acts of liberality at the cost of the Society, being permitted the concession of collateral, bail bonds and other guarantees, in the name of the Society, as long as they pertain to its social objective and observe the rule in paragraph 1st of Article 23 of these Society By-laws.

Article 26
The alienation of or the constitution of onus on any piece of real estate used as patrimony of the Society will depend on prior authorization by the Directory.

CHAPTER IV

FISCAL COUNCIL

Article 27
The Society will have a Fiscal Council whose function will not be permanent, it being possible for the General Assembly to install it at the request of stockholders who represent, at least, 0.1 (one tenth) of the shares of stock with voting rights or 5% (five percent) of the shares of stock without voting rights.

Paragraph 1st - The General Assembly to which the request was made to install the Fiscal Council will elect and impose its members, setting their respective remuneration in the terms of the prevailing legislation.

Paragraph 2nd - The functioning period of the Fiscal Council will terminate in the first Ordinary General Assembly held after its installation.

Paragraph 3rd - The Fiscal Council will be composed of a minimum 03 (three) or a maximum 05 (five) members and substitutes in equal number, stockholders or not, residents in the country.

Article 28
The attributions and powers of the Fiscal Council are those defined in law, it not being possible to extend them to another organ of the Society.

Sole Paragraph - With the Fiscal Council installed, in case of vacancy or leave of more than 02 (two) months, the vacant Counselor's position will be occupied by the respective substitute, convoked by the President of the Board of Directors.

CHAPTER V
GENERAL ASSEMBLY

Article 29
The General Assembly will meet, ordinarily, within the 04 (four) first months following the end of the fiscal year, to deliberate about the matters that fall to it under law and, extraordinarily, whenever the interests of the Society demand it, observing the legal rules that discipline the material.

Article 30 - The General Assembly will be convoked, installed and presided over by the President of the Board of Directors, who will call one of the stockholders present to act as secretary of the meeting.

Sole Paragraph - In the absence or impediment of the President of the Board of Directors, the activities mentioned in the "caput" of this article will be delegated to a Counselor by the other members of the Board of Directors.

Article 31

The decisions of the General Assembly, except the exceptions prescribed by law, will be taken by absolute majority of votes, not computing the blank votes.

Paragraph 1st - It is permitted for stockholders to be represented by council, who may be a stockholder, Society administrator or lawyer as long as the respective instrument has been granted within a year.

Paragraph 2nd - The stockholder who would be represented by power of attorney should, in the 05 (five) days preceding the General Assembly, present the Society with the necessary documents for the examination of the respective instrument.

CHAPTER VI
FISCAL YEAR, FINANCIAL BALANCES, DESTINATION OF PROFITS AND OBLIGATORY DIVIDENDS

Article 32
The fiscal year will close each year on December 31. At the end of each fiscal year, the Directorate will provide for the elaboration of a financial balances required by law, observing the prevailing legal and regulatory norms.

Article 33
The balance of all the assets and liabilities, obeying all the legal prescriptions, will be inventoried on June 30 (thirty) and December 31 (thirty-one) each year. Optionally, at the criteria of the Directorate, the Society can inventory intermediate balances, including for the distribution of dividends, on the last working day of each month, as long as the legal principals are observed.

Article 34
From the results of each period there will be deducted, before any financial participation, the accumulated loses and legal provisions.

Article 35
The net profits cleared in each balance, after the deductions referred to in article 34 above, will be subtracted from or added to the following values in the terms of article 202 of the Corporation (S.A.) Law.

a) 5% (five percent) destined to the Legal Reserve, which cannot exceed 20% (twenty percent) of the share capital;
b) 25% (twenty-five percent) destined for the payment of obligatory dividends to stockholders;
c) an amount destined for the formation of reserves for contingencies and the review of the same reserves formed in previous periods; and
d) profits to be realized transferred to the respective reserve and profits previously registered in this reserve that have been realized.

Article 36
The parcel of the profits that still remain after the deductions foreseen in the preceding articles will have the destination that comes to be deliberated by the General Assembly, as proposed by the Board of Directors.

Article 37

The Board of Directors can declare dividends based on the profits cleared in bi-annual or quarterly balances, as well as declare intermediary dividends based on accumulated profits or reserves.

Paragraph 1st - The dividends declared by the Board of Directors will be placed at the disposition of the stockholders for a period of 60 (sixty) days from the date of publication of the respective minutes.

Paragraph 2nd - Dividends not claimed within 03 (three) years, counted from the date when they were posted at the disposition of the stockholders, revert in favor of the Society.

Article 38
By the decision of the Directory, profits can be distributed to the stockholders, in the name of interest on the Society's own capital, as provided in article 9th of Law no. 9,249/95 and other legal and regulatory dispositions pertinent to the material, in total or partial substitution of the obligatory or intermediate dividends.

Sole Paragraph - The values paid to the stockholders in the name of interest on the Society's own capital, after the deduction of income tax at the source, will be computed for the effect of determining the value of the minimum obligatory dividend of the period, in accordance with article 35 above.

Article 39
The General Assembly can attribute to the Directorate the participation in the profits, obeying the legal limits that are pertinent.

CHAPTER VII
ALIENATION OF STOCK CONTROL, CANCELLATION OF REGISTRATION OF AN OPEN COMPANY AND DISCONTINUITY OF DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES

Article 40
The Alienation of Control of the Society, directly or indirectly, as much through a single operation as though successive operations, should be undertaken under conditions, suspensive or resolute, that the acquirer of Control Power is obliged to make a public offer of acquisition of the shares of the other stockholders of the Society, observing the conditions and the terms provided in the prevailing legislation, as well as the rules of these Society By-laws, in a manner to assure them treatment equal to that given to the Selling Controlling Stockholder, still observing the rule in Article 7th, subparagraph "c" of these By-laws.

Paragraph 1st - Putting the Alienation of Control of the Society into effect will depend on the authorization of the Central Bank of Brazil, complying with the applicable prevailing regulation.

Paragraph 2nd - For the objectives of these Society By-laws, the following terms begun with capital letters will have the following meanings:

"Controlling Stockholder" means the stockholder(s) or group of stockholders linked by a stockholders accord or under common control that exercise(s) the Power of Control of the Society.

"Alienating Controlling Stockholder" means the Controlling Stockholder when he promotes the alienation of control of the Society.

"Controlling Shares" means the bloc of stock shares that assure, directly or indirectly, to their holder(s), the individual or shared exercise of Power of Control of the Society.

"Shares in Circulation" means all of the shares of the stock issued by the Society, excepting those secured by the Controlling Stockholder, by persons linked to him, by administrators of the Society and those in the treasury.

"Alienation of Control of the Society" means the alienation to a third party, at onerous title, of the Controlling Shares of Stock.

"Buyer" means that one to whom the Alienating Controlling Stockholder transfers the Power of Control in an Alienation of the Control of the Society.

"Power of Control" means the power effectively used to drive the society activities and to orient the functioning of the organs of the Society, directly or indirectly, de facto or de jure. There is the presumption of titularity of the Power of Control in relation to the person or group of people linked by stockholders agreement or under common control (control group) that would be titular of the shares that have assured them the absolute majority of the votes of the stockholders present in the last three General Stockholders Assemblies, even though they may not be titular to the shares that gave them the absolute majority of the voting capital.

"Economic Value" means the value of the Society and of its stock that comes to be determined by a specialized company, through the use of acknowledged methodology or based on other criteria that have come to be defined by the CVM.

Paragraph 3rd - The Alienating Controlling Stockholder will not transfer the property of his shares of stock while the Buyer does not subscribe to the Controllers Terms of Agreement referred to in the Level 1 Regulation.

Paragraph 4th - The Society will not register any transfer of stock to the Buyer, or to those that come to hold the Power of Control, while this (these) stockholder(s) do not subscribe to the Controllers Terms of Agreement, the same having to be forwarded to the Bovespa immediately after being signed.

Paragraph 5th - The Society will not register a stockholders agreement that affects the exercise of Power of Control while its signers have not endorsed the Terms of Agreement of the Controllers alluded to in the Level 1 Regulation, the same having to be sent to the Bovespa immediately after being signed.

Article 41
The public offer referred to in Article 40 above also should be activated:

a) in cases in which there is onerous cessation of rights of subscription to shares of stock and of other titles or rights relative to values of securities convertible into stock, which come to result in the Alienation of Control of the Society; or
b) in case of alienation of control of the company which held the Power of Control of the Society, being that in this case the Alienating Controlling Stockholder will be obliged to declare to the Bovespa the value attributed to the Society in this alienation and to attach supportive documentation.

Article 42
Whoever already held stock in the Society and comes to acquire Power of Control, due to a specific contract to purchase stock celebrated with the

Controlling Stockholder, involving whatever quantity of stock, will be obliged to:

a) make the public offer referred to in Article 40 of these Society By-laws;
b) indemnify the stockholders from whom he bought shares on the stock exchanges during the 06 (six) months preceding the Alienation of Control of the Society, having to pay these the eventual difference between the price paid to the Alienating Controlling Stockholder and the value paid on the stock market for shares of the Society in this same period, duly updated by the positive variation of the Market General Price Index disclosed by the Getulio Vargas Foundation (IGP-M/FGV); and
c) take the measures necessary to resume the minimum percentage of 25.0% (twenty-five percent) of the total of the Society shares in circulation within 06 (six) months following acquisition of Control.

Article 43
In the public offer to acquire stock to be realized by the Controlling Stockholder or by the Society in virtue of the cancellation of the Society's open company registration, the minimum price to be offered should correspond to the Economic Value, detailed in an evaluation report as referred to in Article 45 below.

Article 44
Should the stockholders gathered in Special General Assembly decide (i) to discontinue the Level 1 Differentiated Practices of Corporate Governance so that the stock of the Society comes to be registered for trading outside Level 1; (ii) for corporate reorganization in which the resulting company would not be admitted to Level 1; (iii) the exclusion or limitation of the rule in Articles 7th (Subsection c), 13 (Paragraphs 2nd and 3rd), 40, 41, 42, 43,44, 45, 46 and 47 of these Society By-laws, that resulted in loss for the stockholders not holding the Power of Control, except if such exclusion or limitation be the consequence of legal decision or regulation issued by Bovespa, the Controlling Stockholder should make a public offer to acquire the shares of the other stockholders of the Society, whose minimum price to be offered should correspond to the Economic Value, shown in the evaluation report cited in Article 45 below, respecting the applicable legal norms and regulations. The notice of the realization of the public offer to acquire shares should be communicated to the Bovespa and disclosed to the market immediately after the realization of the General Assembly of the Society which approved the aforementioned exit or reorganization.

Sole Paragraph - The Controlling Stockholder will be dispensed from proceeding with the public offer referred to in the caput of this Article 44 if the Society should have discontinued the Differentiated Practices of Corporate Governance Level 1 due to the signing of the contract for the Society's participation in the special segment of the Bovespa designated Level 2 or New Market.

Article 45
The evaluation sheet provided for in these Society By-laws should be elaborated by a specialized institute or company, with proven experience and independence referring to the power of decision of the Society, its administrators and Controllers, besides satisfying the requirements of Paragraph 1st of Article 8 of the Corporation (S.A.) Law, and contain the responsibility provided for in Paragraph 6th of the same article.

Paragraph 1st - The choice of the institution responsible for determining the Economic Value of the Society is the specific competence of the

General Assembly, from the moment of presentation by the Board of Directors of a triplicate list. The deliberation of the General Assembly should be taken by the majority vote of the stockholders representative of Stock in Circulation present at the General Assembly, not computing the blank ballots. The General Assembly, if installed in first convocation, should include the presence of stockholders who represent, at least 20% (twenty percent) of the total Stock in Circulation or, if installed on the second convocation, could count with the presence of any number of stockholders representing the Stock in Circulation.

Paragraph 2nd - The costs of elaborating the required evaluation sheet should be assumed integrally by the offering party.

Article 46
The formulation of a single public offer of acquisition is permitted, aiming at more than one of the objectives foreseen in this Chapter VII or in the regulations edited by the CVM, as long as it is possible to reconcile the procedures of all the modes of public offer of acquisition without harming the addressees of the offer and the authorization of the CVM be obtained when required by the applicable norms.

CHAPTER VIII
ARBITRATING JUDGE

Article 47
The Society, its stockholders, administrators and members of the Fiscal Council (when installed) are obliged to resolve, by means of arbitration, all and any disputes or controversies that may arise among themselves, related to or coming from, especially, the application, validity, efficacy, interpretation, violation and their effects, of the rules contained in the Corporation (S.A.) Law, in these Society By-laws, in the norms edited by the National Monetary Council (CMN), by the Central Bank of Brazil and by the Market Regulatory Agency (CVM), as well as the other norms applicable to the functioning of the capitals market in general, plus those found in the Level 1 Regulation, of the Regulations of the Market Chamber of Arbitration and of the Contract of Agreement to Differentiated Practices of Corporate Governance Level 1, before the Market Chamber of Arbitration, under the terms of its Arbitration Regulation.

CHAPTER IX
GENERAL DISPOSITIONS

Article 48
The Society will be in liquidation in the cases provided for in law, it falling to the General Assembly to establish the mode of liquidation, elect the liquidators and set their remuneration, as well as elect the Fiscal Council that should function during the period of liquidation.

Article 49
The Society will observe the Stockholders Agreements archived at its headquarters, referring to the provision in Paragraph 5th of Article 40 above, being expressly forbidden to register the transfer of stock and the count of preferential votes in General Assembly or meeting of the Board of Directors contrary to the terms of the referred Stockholders Agreements.

Sole Paragraph - The Stockholders Agreements, which had as their objective to regulate the exercise of voting rights and the power to control the Society, should be previously submitted to the approval of the Central Bank of Brazil.

Article 50
The omissive cases in these By-laws will be disciplined by the Corporation (S.A.) Law and by legislation applicable to the financial institutions, being decided or resolved by the Board of Directors in light of these legal documents.

CHAPTER X
TRANSITORY DISPOSITIONS

Article 51
The decisions contained in Article 15 (Subsection "o") will only be effective from the date that open company registration is obtained for the Society with the CVM.

Article 52
The decisions contained in Articles 7th (Subsection "c"), 11, 13 (Paragraphs 2nd and 3rd), 15 (Subsection "n"), 40, 41, 42, 43, 44, 45, 46 and 47 will only go into effect after the effective adherence and listing of the stock of the Society on Level 1 of the Bovespa, that is, from the date of publication of the announcement of the initial public offer of the distribution of the stock of the Society.

***

RECEIVED
2008 APR 16 A 11: 56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL ASSEMBLY HELD ON MAY 16, 2007

DATE:
May 16, 2007, at 10:00 a.m.

LOCALE:
Society headquarters, at Avenida Paulista, no. 1,793, São Paulo - SP.

PRESENT:
Stockholders representing the totality of stock capital.

PRESIDING:
President: Sasson Dayan
Secretary: Morris Dayan

DELIBERATIONS:
After ample debate, the following decision was approved by unanimous vote:

- The newspaper "Valor Economico" becomes the private print media for disclosing the publications ordered by Law 6,404/76.

CLOSING:
Nothing more having to be dealt with, Mr. President declared the work suspended for the time needed to record these minutes in their own book, which then were duly read, approved and signed by all.
São Paulo, June 06, 2007.

SIGNATURES:
President: Sassan Dayan.
Secretary: Morris Dayan.
Stockholders: Daycoval Holding Financeira S.A., represented here by its Directors **Misters Sasson Dayan and Salim Dayan.**
IBRAHIM DAYAN
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN;
GUSTAVO HENRIQUE DE BARROSO FRANCO; e
MARCO ANTONIO BOLOGNA

RECEIVED
2008 APR 16 A 11: 45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S.A.

Corporate Taxpayer Registry (CNPJ): 62.232.889/0001-90
Commercial Registry Enrollment (NIRE): 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON MAY 4, 2007

1- DATE, TIME AND PLACE
Held on May 4th., 2007, at noon, at Avenida Paulista, No. 1793, Bela Vista, ZIP Code 01311-200, in the City of São Paulo, State of São Paulo.

2 - CALL NOTICE AND PRESENCE
Call notice not required, according to the provisions of Article 124 of Law 6.404 of December 15, 1976, in view of the presence of the shareholders representing the totality of the voting capital.

3 - PRESIDING OFFICERS
President: Mr. Sasson Dayan
Secretary: Mr. Morris Dayan

4 - AGENDA:
To decide about (i) opening the Bank's capital (going public); (ii) the creation of common shares by converting preferred shares into common shares; (iii) (a) listing securities issued by the Bank to be traded at the São Paulo Stock Exchange (Bolsa de Valores de São Paulo ("Bovespa"), as well as listing the shares issued by the Bank in the special segment called Level 1 of differentiate corporate governance practices of Bovespa ("Level 1"), and (b) the authorization for the Bank, its Officers and other management members to practice all the acts required by the Regulation of Level 1 Differentiate Corporate Governance Practices or as required for the Bank to qualify for Level 1, including without limitation, the execution of the respective Agreement for the Adoption of Level 1 Differentiate Corporate Governance Practices; (iv) the approval of the Relevant Information Disclosure and Confidentiality Policy; (v) the acceptance of the request for resignation of the position as Chief Executive Officer of the Company submitted by Mr. Ibrahim Dayan; (vi) the creation of the Bank's Board of Directors and election of its respective members; (vii) the approval of the global annual remuneration amount of the management officers; (viii) the amendment to and consolidation of the Bank's Bylaws for the introduction of provisions relating to going public, creation of common shares upon conversion of preferred shares and adhesion to Level 1; and (ix) the approval of the appointment of the Morris Dayan to be the Investor Relations Director according to the provisions of paragraph 2 of Article 17 of the Bylaws of the Company.

5 - RESOLUTIONS:
The shareholders decided the following by unanimity of votes and with no restrictions:

1. To approve the opening of Bank's capital, and authorize the management to take all the actions required to register the Bank with the Securities Commission (Comissão de Valores Mobiliários ("CVM")) as a public company.

2. To approve the creation of 58,642,779 common shares by converting 58,642,779 preferred shares held by Daycoval Holding Financeira S.A. at the ratio of 1:1, in view of the previous approval of the referred to conversion, as decided at the Special Meeting of Preferred Share Shareholders held on May 4, 2007. Common shares created will be held by Daycoval Holding Financeira S.A.

By virtue of the decisions now approved, referred to in item 5.1 above, Article 6, *caput* of the Bank's Bylaws shall become effective with the following wording:

> **"Article 6**
> The Capital Stock is of R$ 422,737,061.47, divided in 167,550,800 nominative, book entry shares with no nominal value, being 142,418,179 common shares and 25,132,621 preferred shares."

3. To approve listing the shares issued by the Bank to be traded at Bovespa (São Paulo Stock Exchange), as well as Level 1 listed shares, authorizing the Bank management to take all the actions required, including but not limited, to the signature of a request for admission for negotiation and Level 1 listing, and signature of the Agreement for the Adoption of Level 1 Differentiate Corporate Governance Practices.

4. To approve the Relevant Information Disclosure and Confidentiality Policy (Attachment I hereto), which shall become effective as of the date the Bank shall be approved as a public company by the Securities Commission.

5. To include the acceptance of the request for resignation of the position as Chief Executive Officer submitted by Mr. Ibrahim Dayan.

6. To approve the creation of the Board of Directors and election as members of the Board of Directors of Messrs.: (a) Ibrahim Dayan, Brazilian, married, banker, holding the Identity Card (RG) No. 2.563.340-5 (SSP/SP) and registered with the Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) under No. 001.332.308-30, with address in the City of São Paulo, in the State of São Paulo, at Avenida Paulista, No. 1793, Bela Vista, ZIP Code 01311-200, in the quality of President of the Board of Directors; (b) Sasson Dayan, Brazilian, married, banker, holding the Identity Card (RG) No. 4.240.231 (SSP/SP) and registered with the Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) under No. 105.410.718-15, with address in the City of São Paulo, in the State of São Paulo, at Avenida Paulista, No. 1.793, Bela Vista, ZIP Code 01311-200, in the quality of a member of the Board of Directors; and (c) Gustavo Henrique de Barroso Franco, Brazilian, married, economist, holding the Identity Card CORECON-RJ No. 12614-4, and registered with the Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) under No. 541.724.707-34, with address in the city of Rio de Janeiro, in the

State of Rio de Janeiro, at Avenida Presidente Wilson, No. 231, Group 1602, ZIP Code 20030-021, in the quality of an independent member of the Board of Directors. The office term of the Member of the Board just elected shall remain until the Ordinary General Meeting of the Bank to be held in 2009, and taking office will be conditioned to previous homologation of their names by the Central Bank of Brazil. The Members of the Board now elected represent hereby they are not charged of any crime as provided in law, which could prevent them from performing the corporate or management activities of the Company, and full knowledge of the applicable law has been given to them.

7. To set forth the amount of the global annual remuneration of the Bank management at R$10,000,000.00 (ten million reais), to be distributed according to the provisions of the Bylaws.

8. To approve the amendment to and consolidation of the Bank's Bylaws, with the introduction of the provisions relating to opening the capital and adhesion to the special segment of Level 1 differentiate corporate governance practices of Bovespa, and among others deemed to be convenient the following are noteworthy: (i) authorization to increase the Bank's capital stock upon resolution of the Board of Directors, regardless of any amendment to the Bylaws, up to the limit of R$1,200,000,000 (one billion two hundred million reais); (ii) conversion of preferred shares into common shares of the Bank; (iii) setting the procedures to conduct the trend offer to purchase shares in case of disposal, cancellation of the registration as a public company and discontinuance of the differentiate corporate governance practices, as well as in case of any amendment to the Bylaws, which limits or excludes such rights detrimentally to the minority shareholders; and (iv) provision of arbitration for the solution of conflicts and disputes provided in the Bylaws between the Bank, its shareholders, its management members and the Fiscal Council (if installed). As a consequence of such amendment, the shareholders decide to consolidate the text of the Bylaws, which shall become effective with the wording included in the Attachment II hereof, provided the effectiveness of certain provisions indicated therein shall be subject to the execution of the Contract for the Adoption of Level 1 Differentiate Corporate Governance Practices with Bovespa, the implementation of the initial tender offer to distribute shares as issued by the Bank and obtain the registration of the Bank as a public company with the CVM.

9. To approve the appointment for the position of Investor Relations Director of Mr. Morris Dayan, Brazilian, married, broker, holding the Identity Card (RG) No. 8.595.549 (SSP/SP), registered with the Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) under No. 195.131.528-63, with offices in the City of São Paulo, in the State of São Paulo, at Avenida Paulista, No. 1793, Bela Vista, ZIP Code 01311-200.

10. The current directors shall be assigned to other positions just created, i.e. Chief Executive Officer: Sasson Dayan; and Executive Officers: Salim Dayan, Morris Dayan and Carlos Moche Dayan.

6 - CLOSING:

As there was nothing else to be handled, the Meeting was finished, and the present Minutes drafted, and after being read and approved, it was signed by all those present to the meeting. São Paulo, May 4, 2007. (aa) Sasson Dayan - Chairman, Morris Dayan - Secretary. Shareholders: Daycoval Holding Financeira S.A. (represented by its officers Sasson Dayan and Salim Dayan), Sasson Dayan, Ibrahim Dayan, Salim Dayan, Carlos Moche Dayan and Morris Dayan and Gustavo Henrique de Barroso Franco.

ATTACHMENT I

BANCO DAYCOVAL S.A.

Corporate Taxpayer Registry (**CNPJ**): **62.232.889/0001-90**
Commercial Registry Enrollment (NIRE): 35300524110

RELEVANT INFORMATION DISCLOSURE AND CONFIDENTIALITY POLICY

I – DEFINITIONS AND UNDERTAKING

1. The definitions used in the present Disclosure Policy shall have the meanings ascribed to them in the Definitions Applicable to the Disclosure Policy, which is made part hereto as Attachment A.

2. Shareholders controlling the Bank, and people they may appoint to have access to the Bank information, its officers, members of the board of directors, members of the fiscal council and any organs with technical or consulting functions created by statutory provision, managers and employees of the Bank, who have frequent access to the Relevant Information, and others the Bank may deem necessary or convenient shall be required to sign the Disclosure Policy Undertaking, according to Attachment B hereof, and thus shall be deemed to be Information Recipients, for the purposes provided herein.

3. The Bank shall keep at its headquarters the listing of Information Recipients, and their respective qualifications, including position or function, address and number of their registration with the Individual Taxpayer Registry and/or Corporate Taxpayer Registry, and shall update it whenever any change is made.

II - OBJECTIVE

4. The objective of the present Disclosure Policy is to set the rules to be followed by the Investor Relations Director and other Information Recipients, for the disclosure of Relevant Information and maintenance of the secrecy of the Relevant Information, which has not as yet been disclosed to the public. The present Disclosure Policy has been drafted according to the terms of Instruction CVM 358.

5. Any questions about the provisions hereof, the applicable regulation issued by CVM and/or about the need to disclose or not given information to the public shall be answered by the Investor Relations Director or any people he may designate.

III – DUTIES AND RESPONSIBILITIES

6. The following are the responsibilities of the Investor Relations Director of the Bank:

(i) to disclose and communicate to CVM, BOVESPA and Stock Exchanges, immediately upon he becomes aware of any relevant act or fact occurred or

relating to the Bank business, which may be considered a Relevant Information;

(ii) to take care of wide and immediate disclosure of the Relevant Information simultaneously in the Stock Exchanges and other markets where the Bank may have listed its shares to be traded, pursuant to the applicable rules, as well as the investing public in general.

7. The communication of Relevant Information to the CVM and the Stock Exchanges must be made immediately by way of a written document, describing in detail the acts and/or facts occurred, and indicating whenever possible the amounts involved and other information.

8. The Relevant Information must be disclosed to the public by means of a notice published on the newspapers used by the Bank, and the notice may contain the summarized description of the Relevant Information, provided it informs the Internet address where a full description of the Relevant Information will be available, with contents at least identical to the text sent to CVM and the Stock Exchanges.

9. Whenever any Relevant Information shall be disclosed, whatever the means of communication, including information to the press or during meetings of class entities, investors, analysts or selected public both in the country and abroad, the Relevant Information shall be disclosed simultaneously to CVM, the Stock Exchanges and the investor in general.

10. Any Information Recipients which shall become aware of the acts or facts that may constitute Relevant Information shall proceed with the immediate communication of such acts or facts to the Investor Relations Director.

11. Any Information Recipients which shall become aware of any Relevant Information, as a result of any omission in the disclosure of Relevant Information, such omission being characterized after 3 (three) business days as of the proven receipt of a written notice addressed to the Investor Relations Director, shall communicate the Relevant Information directly to CVM.

12. The Relevant Information shall preferably be disclosed before the beginning or after termination of the business operations of the Stock Exchanges. In case the Stock Exchanges are not operating simultaneously, disclosure shall be made according to the working hours of the Stock Exchanges located in Brazil.

IV – EXCEPTION TO THE IMMEDIATE DISCLOSURE OF RELEVANT INFORMATION

13. Acts or facts constituting Relevant Information cannot be disclosed if their disclosure may put at risk the legitimate interest of the Bank.

14. The Bank may decide to submit to CVM's appraisal any issue concerning the disclosure to the public of Relevant Information which may put at risk the legitimate interest of the Bank.

15. Whenever the Relevant Information not yet disclosed to the public becomes of knowledge of people other than those who (i) had originally knowledge of such information; and/or (ii) decided to keep the secrecy of the Relevant Information, or in the event it's noticed that an atypical oscillation of the trade quotation, price or amount of the Securities occurred, the Investor Relations Director shall arrange for the Relevant Information to be immediately disclosed to CVM, the Stock Exchanges and the public.

V – DUTY TO KEEP SECRECY OVER THE RELEVANT INFORMATION

16. Information Recipients shall keep secrecy over the Relevant Information which has not as yet been disclosed, and to which they may have access as a result of the job or position they hold, until such Relevant Information is disclosed to the public, and they shall further cause reliable subordinates and third parties to do the same.

17. Even after disclosure to the public, the Relevant Information shall be considered as if it had not been disclosed until a reasonable time so the market players may receive and process the Relevant Information.

18. Information Recipients shall not discuss the Relevant Information in public places. Likewise, Information Recipients shall only handle matters relating to the Relevant Information with those who need to know the Relevant Information.

19. Any violations of this Disclosure Policy of which Information Recipients may become aware, must be communicated immediately to the Bank, to the Investor Relations Director, or any other person he may designate.

20. In the event any Information Recipients shall become aware of the fact that a Relevant Information not yet disclosed to the public has become of knowledge of people other than those who (i) had originally knowledge of such information; and/or (ii) decided to keep secrecy over the Relevant Information, or that an atypical oscillation in the traded quotation, price or amount of the Securities, such facts must be communicated immediately to the Bank, to the Investor Relations Director or any other person he may designate.

RELEVANT INFORMATION DISCLOSURE AND CONFIDENTIALITY POLICY

ATTACHMENT A

Applicable Definitions

Bank - Means Banco Daycoval S.A.

Stock Exchanges – Means the São Paulo Stock Exchange - Bovespa and any other stock exchanges or organized trading markets in which the Bank may have Securities listed for trading.

CVM – Means the Securities Commission (Comissão de Valores Mobiliários).

Investor Relations Director – The Bank Director appointed by the Board of Directors to perform the duties as provided in the CVM regulation.

Relevant Information – Means any decision made by the controlling shareholder, resolution of the General Meeting or management of the Bank or any other act or fact of a political and administrative, technical, business or economic and financial character occurred in or relating to the Bank business, which may materially impact (i) the quotation of the Securities; (ii) the decision of the investors to purchase, sell or keep the Securities; or (iii) the determination of the investors to enforce any rights corresponding to the condition of holders of Securities. A list of examples of situations which may represent a Relevant Information is included in article 2 of the Instruction CVM 358.

Instruction CVM 358 – Regulatory Instruction issued by CVM under No. 358 on January 3, 2002, as amended.

Information Recipients – Means the Bank, its direct or indirect controlling shareholders, and people they may have appointed to have access to the Bank information, officers, members of the board of directors, members of the fiscal council and any other bodies having technical or consulting functions created according to a statutory provision, managers or employees, controlled companies and/or under common control and respective controlling shareholders, management members and bodies having technical or consulting functions, service providers and other professionals who have expressly agreed to the terms of the Disclosure Policy and are bound upon the rules described therein.

Disclosure Policy – Means the Relevant Information Disclosure and Confidentiality Policy.

Undertaking – Means the formal document executed by the Information Recipients and recognized by the Bank, by means of which they state to be aware of the rules contained in the Disclosure Policy, and undertake to comply them and arrange for such rules to be complied by the parties controlled by them, including controlled, colligate companies or under common control, spouses and dependents, either direct or indirect.

Securities – Means the shares, debentures, subscription bonus, receipts and subscription rights, promissory notes issued by the Bank and derivatives referring to any of such

Securities.

RELEVANT INFORMATION DISCLOSURE AND CONFIDENCIALITY POLICY

ATTACHMENT B

Sample of Relevant Information Disclosure and Confidentiality Policy Undertaking

I, [name and qualification], [function], undertake hereby to abide by the Relevant Information Disclosure and Confidentiality Policy of **Banco Daycoval S.A.,** as approved in the Meeting of the Board of Directors held on [•] [•] 2007.

[Place and Date]

____
Name:
Identity Card (RG) No.:
Individual Taxpayer Registry (CPF) No.:

ATTACHMENT II

BANCO DAYCOVAL S.A.

BYLAWS

CHAPTER I
CORPORATE NAME, REGISTERED OFFICE, VENUE,CORPORATE PURPOSE AND DURATION

Article 1
BANCO DAYCOVAL S.A. (the "Corporation") is a financial institution established as a public company governed by these Bylaws and the legal and regulatory provisions applicable to it.

Sole Paragraph – With the admission of the Corporation to the Level 1 of corporate Governance of São Paulo Stock Exchange ("Level 1" and "Bovespa" respectively), the Corporation, its shareholders and administrators will also be subject to the provisions of the Level 1 Differentiate Corporate Governance Practices ("Level 1 Regulation 1").

Article 2
The Corporation has its registered office and jurisdiction in the Capital of the State of São Paulo, and may open, transfer and close offices, branches or other premises anywhere in Brazil or abroad, upon resolution of the Executive Board, as well as appoint representatives or correspondents, provided legal provisions and rules of Central Bank of Brazil are respected.

Article 3
The Corporate purpose of the company is the practice of active, passive and complementary operations and services inherent to the respective authorized portfolios (business, investment and credit, financing and investment), including exchange, according to the legal and regulatory provisions in force.

Article 4
The Corporation shall not be allowed to purchase assets not intended to its own use, except those received as settlement of doubtful debts, in which case the Corporation shall sell them within a term of 01 (one) year as of the receipt of the asset, whose term shall be renewable up to two times, at the discretion of the Central Bank of Brazil.

Article 5
The Company shall have an indefinite term of duration.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 6
The Capital Stock is of R$422,737,061.47, divided into 167,550,800 nominative, book entry shares without par value, 142,418,179 being common shares and 25,132,621 preferred shares.

Paragraph 1 – All shares issued by the Company shall be book-entry shares, and shall be registered in the names of their holders and kept in deposit accounts at an authorized depositary institution, without certificates issued. The depository institution may charge to the shareholders directly the registration and transfer costs, as well as the costs of custodial services for the shares, respecting the maximum limits set forth by the Brazilian Securities Commission (Comissão de Valores Mobiliários "CVM").

Paragraph 2 – It shall be forbidden the issuance of beneficiary parts by the Corporation.

Article 7
Each common share shall entitle its holder to 01 (one) vote in resolutions of the General Meeting.

Paragraph1– Preferred shares shall not entitle their holders to vote in resolutions of the General Meetings, and the following preferences and advantages shall be secured to them:

a) the right to a share of the profits distributed in equal conditions as the common shares;

b) priority in the reimbursement of the capital stock with no premium; and

c) the right to be included in the tender offer as a result of the Disposal of the Equity Control of the Company, or the provisions of article 45, according to the terms of Chapter VII hereof, to the same price paid per ordinary share of the control block.

Paragraph 2 – The shareholders may at any time convert common shares into preferred shares, at the rate of 01 (one) common share to 01 (one) preferred share, provided they are paid-in, and respecting the legal limit and the control transfer regulation in force. Conversion requests shall be sent in writing to the Board of Directors. Conversion requests received and accepted by the Board of Directors shall be confirmed in the first meeting of the Board of Directors to be held after approval of the conversion by the Board of Directors.

Article 8
The Corporation is authorized to increase the Capital Stock up to the limit of R$1,200,000,000.00 (one billion two hundred million reais), irrespective to any amendment to these Bylaws, without keeping the proportion between the shares of each kind, and respecting, as regards preferred shares, the maximum limit provided by the law.

Paragraph 1 - The increase in the capital stock shall be made upon resolution of the Board of Directors, and it shall be incumbent upon the Board of Directors to set the

conditions for the issuance of shares, including the issue price, terms and conditions of payment of the issue price. In case of an increase in the capital stock by converting profits or reserves into equity, pursuant to the rules issued by the National Monetary Council, it shall be within the scope of the General Meeting, upon hearing the Fiscal Council, if set up.

Paragraph 2 – Within the limit of the authorized share capital, the Company may issue shares and subscription bonus.

Paragraph 3 – At the Board of Directors' discretion, the preemptive right may be excluded or the term for enforcing such right may be reduced in case shares and subscription bonus are issued, whose placement in the market is made by means of (i) trading on the stock exchange, or a public subscription, or (ii) stock exchange, or a public offering or a stock swap tender offer, pursuant to the provisions of the law, and within the limit of the capital stock authorized.

CHAPTER III
ADMINISTRATION

Article 9
The Corporation shall be managed by a Board of Directors and an Executive Board in the form of the law and according to the provisions hereof.

Article 10
The Members of the Board of Directors shall take office upon signature of the corresponding instruments of investiture included in the minute book of the Meetings of the Board of Directors and Executive Board, respectively, after approval of the election by the Central Bank of Brazil. The Members of the Board may be deprived of their office at any time by the General Meeting and the Officers by the Executive Boards, and they shall remain in office until their successors are elected and take office.

Sole Paragraph – After completion of their office terms, the Members of the Board and Officers shall remain in office until their respective substitutes are elected and take office, unless they were re-elected themselves.

Article 11
Pursuant to the provisions of Article 10 above, before taking their offices, the Company's directors and executive officers shall be required to sign Consent of Management Officers to which Level 1 Regulation refers. Immediately upon taking their offices, such directors and executive officers shall communicate Bovespa the amount and the characteristics of the securities issued by the Corporation of which they are holders, either directly or indirectly, including their derivatives.

Article 12
The General Meeting shall set forth the global annual amount of compensation of the Company's directors and officers, and the Board of Directors shall respond for the resolution on its distribution.

SECTION I
BOARD OF DIRECTORS

Article 13
The Board of Directors is a collegiate body composed of a minimum of 03 (three) and a maximum of 06 (six) members, all of them Company's shareholders, elected by the General Meeting. The directors shall all be elected for a two-year unified term, reelection being permitted, and they shall appoint the President among them.

Paragraph 1 – Based upon the absolute majority of votes, except blank votes, prior to the election, the General Meeting shall set the number of offices of the Board of Directors to be filled-in for each unified term of two years.

Paragraph 2 – At least 20.0% of the members of the Board of Directors shall be Independent Directors, expressly declared as such in the General Meeting during which they shall be elected. When the application of the aforementioned percentage shall result in a fractional number of Members of the Board, the number shall be rounded up to an integer: (i) immediately higher, if the fraction is equal to or higher than 0.5; or (ii) immediately lower, if the fraction is lower than 0.5.

Paragraph 3 – For the purposes hereof, a Member of the Board shall be considered Independent if he/she: (i) has no employment relationship with the Company, except for equity interest; (ii) is not a Controlling Shareholder, spouse or a relative up to second degree of the Controlling Shareholder, is not or has not been for the past three years connected with the company or an entity related to the Controlling Shareholder (people connected with educational and/or research institutions are excluded from this restriction); (iii) has not been for the past three years an employee or Director of the Company, the Controlling Shareholder or company controlled by the Corporation; (iv) is not a supplier or purchaser, either direct or indirect, of services or products of the Company, with the magnitude implying in the loss of independence; (v) is not an employee or director of the company or entity providing to or demanding services and/or products from the Company; (vi) is not spouse or relative up to second degree of any director of the Company; or (vii) does not receive another remuneration from the Company in addition to that of as a Member of the Board (excluding from such restriction cash remunerations deriving from eventual equity interest). The following person shall also qualify as Independent Director: directors elected pursuant to paragraphs 4 and 5 of Article 141 of Law 6.404, of December 15, 1976, ("Corporation Law").

Paragraph 4 – In his/her temporary absences or impediments, the Chairman of the Board of Directors shall designate his/her substitute between any Members of the Board.

Paragraph 5 – In the event of vacancy in the office of the Chairman of the Board of Directors, the General Meeting shall be called within a term of 30 (thirty) days to choose a substitute Chairman, who shall complete the office term of the substituted Chairman.

Paragraph 6 – In the event of a vacancy of any of the other offices of the Board of Directors, its Chairman shall appoint the substitute, pursuant to the legal provisions and the provisions hereof, and such deputy shall serve until the first General Meeting is held to elect new Members of the Board.

Paragraph 7 – In the event of temporary impediment or absence of the Members of the Board, the substitute shall be another member chosen by the Chairman.

Article 14
The Board of Directors shall meet whenever the corporate interests require, upon a notice issued by its Chairman or any of its members, and irrespective of any notice, if all its members are present, and the Board of Directors shall meet and legally resolve with the presence of the majority of its members.

Paragraph 1 – The meetings shall be chaired by the Chairman of the Board of Directors.

Paragraph 2 – For the resolutions of the Board of Directors, the Chairman shall also have the casting vote.

Paragraph 3 – Minutes shall be drafted for the meetings of the Board of Directors, signed by all the members present to the meeting, and minutes containing any resolution intended to bring upon effects to third parties shall be published.

Article 15
In addition to the duties as provided in the law, it shall be incumbent upon the Board of Directors:

a) to determine the general policies and strategies of the Company's business, decide about the economical and financial and administrative policy and create internal mechanisms to check the fulfillment of its decisions;

b) to issue a resolution about calling an Ordinary General Meeting, and when deemed convenient, the Extraordinary General Meeting;

c) to elect and remove executive officers, appoint their substitutes in cases of impediment, absence or vacancy and assign their duties;

d) to approve the organizational structure of the Company;

e) to resolve "ad referendum" of the General meeting on the distribution of interim dividends, including to the account of retained earnings or income reserves existing in the semiannual or annual balance sheet.

f) to approve the semiannual or multiyear operating policies and strategies, plans and budgets for operations, investments and administrative activities;

g) to review and issue an opinion about the management's reports and accounts of the Board of Directors;

h) to decide on actions involving issues of shares or subscription bonus;

i) to propose to the Ordinary General Meeting and to the Extraordinary General Meeting the increase in the capital stock, whenever convenient, by incorporating other reserves or issuing or subscribing shares;

j) to decide about extraordinary or non-contemplated cases following the guidance provided herein, and the law in force;

k) to decide about the distribution of the remuneration among the members of the Board of Directors, when set in an overall form by the General Meeting;

l) to elect and remove independent auditors;

m) to submit to the General Meeting the proposal for the increase in the capital stock above the authorized capital stock limit, as well as amendment to the Bylaws;

n) to submit to the General Meeting a slate comprising a list of three institutions specialized in the economic valuation of companies for the purposes of ascertaining the Economic Value, as provided in articles 44 and 45 hereof;

o) to decide about the purchase of shares issued by the Company for the purposes of cancellation purposes or maintain them as treasury shares, as well as their resale or replacement in the market, pursuant to the rules issued by CVM and other applicable legal and regulatory provisions.

Article 16

It shall be incumbent upon the Chairman of the Board of Directors:

a) to call, set up and chair the General Meetings;

b) to call, set up and chair the meetings of the Board of Directors;

c) to make any efforts so that the resolutions of the Board of Directors and the General Meetings are accomplished.

SECTION II
EXECUTIVE BOARD

Article 17
The Company shall be managed by an Executive Board composed of a minimum of 04 (four) and a maximum of 09 (nine) executive officers, 04 (four) to 05 (five) shall be designated the Executive Officers, 1 (one) shall be designated the Chief Executive Officer and up to 04 (four) shall be designated Officers with no special designation. All executive officers shall be removed at any time by the Board of Directors, they shall be residents in Brazil, shareholders or not, elected by the Board of Directors for a term of office of 02 (two) years, and re-election shall be permitted.

Paragraph 1 – The duties of the Executive Board shall be as set forth herein, and also those determined in the meeting of the Board of Directors. One and the same executive officer may accumulate duties.

Paragraph 2 – An Investor Relations Director should be appointed among the members of the executive board.

Paragraph 3 – In cases of temporary absences or impediments of any executive officer, the remaining Executive Officers shall elect the substitute among them, and the substitute shall accumulate the duties of the substituted executive officer.

Paragraph 4 – In the event of resignation, decease or definitive impediment of any

Executive Officer, and if it's his/her replacement shall be required, it shall be incumbent upon the Board of Directors to elect a new Executive Officer to complete the office term of the Executive Member to be replaced.

Article 18
The Executive Board shall meet whenever the corporate interests require so, upon a call made by any of the Executive Officers.

Paragraph 1 – The Executive Board shall issue its resolutions by the majority of votes of the executive officers present to the meeting, and it shall be incumbent upon the Chief Executive Officer, besides his/her personal vote, the casting vote.

Paragraph 2 – The minutes of the Executive Board Meeting shall be archived with the Registry of Commerce, and those containing resolutions intended to bring upon effects against third parties shall be published.

Article 19
It shall be incumbent upon the Executive Board the management of the Company's operations and ordinary course of business, and further to its legal duties, it shall be responsible for the following:

a) to comply the provisions hereof and the resolutions issued by the Board of Directors;

b) to prepare and draft semi-annual balance sheets, draft and submit annually to review by the Ordinary General Meeting the financial statements and management's report, as well as sign them and publish them;

c) to decide about opening, transferring or closing branches, agencies, representations, offices and other premises;

d) to decide "ad referendum" of the General Meeting about the payment of interests over its own capital; and

e) to authorize contracting loans and raising funds in national and foreign currency, in Brazil and abroad.

Article 20
It shall be incumbent upon the Executive Members:

a) to represent the Company actively and passively, in Courts and outside the court, and for such a purpose the Executive Officers may appoint attorneys with specific powers, including to render testimony in Court and to designate representatives;

b) to perform the functions assigned to them by the Board of Directors, and comply specific duties assigned to them in the Executive Board meeting;

c) to run the business and services of the Company within the areas of actuation assigned to them, particularly concerning planning and development, management, controls and financial activities.

Article 21
In addition to the general prerogatives ascribed to the Executive Officers, it shall specifically be incumbent upon:

a) the Chief Executive Officer: to chair the meetings of the Executive Board, as well as the assignments of the other Executive Officers.

b) the Executive Officers: (i) to set the administrative policy of the Company; (ii) to guide the performance of the other Executive Officers; (iii) to delegate authority to the other Executive Officers to perform administrative acts of their competence; (iv) to submit to the Ordinary General Meeting a report about the administration of the Executive Board together with expert opinions as given by the Fiscal Council, when called upon, and independent auditors; and (v) to perform the specific duties assigned to them in the meeting of the Board of Directors;

c) the other Executive Officers: to perform specific functions assigned to them by the Executive Board.

Article 22
It shall be incumbent upon the Investor Relations Director, among other duties which might be assigned to them, to represent the Company before regulatory agencies and other institutions acting in the securities market, and such Director shall further be required to provide information to the investors, the CVM, the Central Bank of Brazil, the stock exchanges where shares of the Company are listed and other bodies related to the activities developed by the Company in the securities market in Brazil and abroad.

Article 23
The Executive Officers with no specific assignment may only practice alone merely routine and non-obligatory correspondence acts of the company.

Paragraph 1 – The signature of any 02 (two) Executive Officers, or one Executive Officer together with an Executive Officer with no specific designation, respecting the provisions of article 25 hereof shall at all times be required for the practice of the following acts:

a) the disposal of items of the fixed assets and the constitution or assignment of real guarantee rights over such assets;

b) providing guarantees to third party obligations; and

c) the issuance of Promissory Notes.

Paragraph 2 – Performing other acts and business, in addition to the above mentioned ones, as well as acts pertaining to the day-to-day management routine of the Company privative of administrators whose election has been confirmed by the Central Bank of Brazil, shall depend upon the joint signature of:

a) 02 (two) Executive Officers;

b) 01 (one) Executive Officer and 01 (one) Executive Officer with no specific

designation;

c) 01 (one) Executive Director and an attorney-in-fact; or

d) two attorneys-in-fact.

Article 24
For the appointment of any attorney-in-fact, the Corporation shall need to be represented by 02 (two) Executive Officers acting jointly. Additionally, the respective proxy shall specify all the powers granted, acts and operations which may be practiced, and shall establish a definite term of effectiveness, which cannot be longer than 01 (one) year, respecting the legal and statutory limitations.

Sole Paragraph – For the appointment of any attorney-in-fact with power of "ad judicia" clause, the Power of Attorney cannot establish any term of effectiveness, and the legal and statutory limitations shall be respected.

Article 25
Neither member of the Executive Board shall be authorized to practice any gratuity acts at the expenses of the Corporation, or grant sureties, pledges and other guarantees in the name of the Corporation, unless such pertains to its corporate object, and pursuant to the provisions of paragraph1of Article 23 hereof.

Article 26
The disposal of or assumption of a burden over any real estate of use of the assets of the Corporation shall depend upon prior authorization of the Executive Board.

CHAPTER IV
FISCAL COUNCIL

Article 27
The Company shall have a Fiscal Council whose operations shall not be permanent, and the Council may be established by resolution of the General Meeting at the request of the shareholders representing at least 0.1 (one tenth) of the voting shares, or 5% (five percent) of the non-voting shares.

Paragraph 1 – The General Meeting to which the request for the establishment of the Fiscal Council shall be submitted, shall elect and give office to its members, and set their remuneration, according to the provisions of the law in force.

Paragraph 2 – The period of operation of the Fiscal Council shall end at the first Ordinary General Meeting to be held after its establishment.

Paragraph 3 – The Fiscal Council shall be composed at a minimum of 03 (three) and at a maximum of 05 (five) members, and substitutes in equal number, whether they are shareholders or not, but residing in the Country.

Article 28
Duties and powers of the Fiscal Council shall be provided in the law, and cannot be granted to any other party of the Company.

Sole Paragraph – Upon establishment of the Fiscal Council, in case of vacancy or impediment of any member for a period longer than 2 (two) months, the vacant position of Council Member shall be occupied by the respective substitute, designated by the Chairman of the Board of Directors.

CHAPTER V
GENERAL MEETING

Article 29
The General Meeting shall be held ordinarily within the period of the 04 (four) first months following the end of the fiscal year to resolve on the applicable subject matters as provided in the law, and extraordinarily whenever the corporate interests so require, respecting the legal provisions ruling the matter.

Article 30
The General Meeting shall be called, established and presided by the Chairman of the Board of Directors, who shall appoint one of the shareholders present to the meeting to be the secretary during the meeting.

Sole Paragraph – In the event of the absence or impediment of the Chairman of the Board of Directors, the activities mentioned in the "caput" of this article shall be delegated to a Member of the Board to be appointed by the other members of the Board of Directors.

Article 31

Resolutions of the General Meeting, except for the cases provided in the law as exception, shall be taken by the absolute majority of votes, exclusive of blank votes.

Paragraph 1 - It shall be allowed the representation of the shareholder by proxy. The shareholder's representative must be another shareholder or officer of the Company, or an attorney, provided the respective power of attorney has been granted less than 01 (one) year ago.

Paragraph 2 - The shareholder represented by proxy shall, within 05 (five) days preceding the General Meeting date, submit to the Company, documents required for checking the validity of the respective power of attorney.

CHAPTER VI
FISCAL YEAR, FINANCIAL STATEMENTS, APPLICATION OF INCOME AND MANDATORY DIVIDEND

Article 32
The fiscal year shall end each year on December 31. At the end of each fiscal year, the Executive Board shall arrange for the preparation of the financial statements set forth in the law, pursuant to the legal and regulatory rules in force.

Article 33
The balance of all the assets and liabilities compliant to all the legal requirements shall be made on June $30^{th.}$ (thirtieth) and December $31^{st.}$ (thirty-first) of each year. Optionally, at the discretion of the Executive Board, the Company may prepare interim balance sheets, including the dividend distribution at the last business day of each month, provided the legal provisions are respected.

Article 34
Accumulated losses and legal reserves shall be deducted against the fiscal year income, before any sharing.

Article 35
The net income calculated for each balance sheet after the deductions referred to in article 34 above, shall be either reduced by or added of the following amounts, according to the provisions of article 202 of the Corporation Law.

a) 5% (five percent) allocated to Legal Reserves, which cannot exceed 20% (twenty percent) of the capital stock;

b) 25% (twenty-five percent) allocated to the payment of mandatory dividends to the shareholders;

c) amount allocated to the formation of a contingency reserve, or the reversal of amounts reserved in previous years; and

d) unrealized income reserves transferred to the respective reserve, and income previously recorded in such reserve which has been realized.

Article 36
The income share which still remains after deductions provided in the preceding articles shall be allocated according to decision of the General Meeting, upon proposal of the Board of Directors.

Article 37
The Board of Directors may declare dividends to the account of the net income determined in the semi-annual or quarterly balance sheet, as well as declare interim dividends to the account of retained earnings or income reserves.

Paragraph 1 - Dividends declared by the Board of Directors shall be made available to the shareholders within a term of 60 (sixty) days as of publication date of the respective minutes.

Paragraph 2 – Any dividends not claimed within 03 (three) years as of the date they are made available to the shareholders shall legally revert to the Company.

Article 38
Except if any voting or non-voting stockholder present to the meeting raises an objection, the General Meeting may authorize the distribution of dividends lower than the mandatory or that all the profit be withheld.

Article 39
Replacing totally or partially the mandatory or interim dividends, and by resolution of the Executive Board, profit sharing payments may be made to the shareholders as equity of the company own capital, as provided in article 9 of Law No. 9.249/95, and other legal and regulatory provisions applicable to the matter.

Sole Paragraph – Amounts paid to the shareholders as equity of the company own capital, after deduction of withheld income tax, shall be calculated for the purposes of ascertaining the minimum amount of compulsory dividend corresponding to the fiscal year, according to article 35 above.

Article 40
The General Meeting may authorize profit sharing to the Executive Board, with due regard to the applicable legal limits.

CHAPTER VII
DISPOSAL OF EQUITY CONTROL, CANCELLATION OF THE REGISTRATION AS A PUBLIC COMPANY AND DISCONTINUANCE OF THE DIFFERENTIATE CORPORATE GOVERNANCE PRACTICES.

Article 41
The Disposal of the Equity Control of the Company, either directly or indirectly, whether by a single transaction or a series of successive transactions, the relevant agreement should include suspensive or resolutory conditions that the acquirer of the control must carry out a tender to offer to purchase all other issued shares of the Company, under the conditions and within the terms provided in the law in force, as well as the provisions hereof, so as to ensure that all shareholders are extended the same treatment given to the selling Controlling Shareholder, and also respecting the provisions of Article 7, item "c" hereof.

Paragraph 1 – Conducting the Disposal of the Equity Control of the Company shall depend upon authorization of the Central Bank of Brazil, pursuant to the applicable regulation in force.

Paragraph 2 – For the purposes hereof, the following words whose first letters are capitalized shall have the following meanings:

"Controlling Shareholder" means the shareholder(s) or group of shareholders bound by an agreement of shareholders or under the common control of the Controlling Shareholder of the Company.

"Selling Controlling Shareholder" means the Controlling Shareholder, when he/she causes the disposal of the equity control of the Company.

"Control Shares" means the block of shares which secures either directly or indirectly to their holders, the individual and/or shared exercise of the Control over the Company.

"Outstanding Shares" means all the shares issued by the Corporation, except for the shares held by the Controlling Shareholder, people having a relationship with the Controlling Shareholder, officers of the Corporation and treasury stock.

"Disposal of the Equity Control of the Company" means the disposal to third party, upon payment, of the Control Shares.

"Buyer" means the one to whom the Selling Controlling Shareholder transfers the Control during a Disposal of the Equity Control of the Company.

"Control Power" means the power effectively used to control the corporate activities and conduct the operation of the Company, either directly or indirectly, *de facto* or *de jure*. The presumption of ownership of the Equity Control in respect of the person or group of persons bound by an agreement of shareholders or under common control (controlling group), which is the owner of the stock, and secured the absolute majority of votes of the shareholders present in the three last General Shareholders' Meetings, even if they are not the holders of shares securing them the absolute majority of the voting capital.

"Economic Value" means the value of the Corporation and its stock to be determined by a specialized company, upon use of a recognized methodology or based upon another criterion which may be set forth by CVM.

Paragraph 3 – The Selling Controlling Shareholder shall not transfer the ownership of his/her shares unless the Buyer undersigns the Consent of the Controlling Shareholders, as mentioned in the Level 1 Regulation.

Paragraph 4 – The Corporation shall not register any stock transfer to the Buyer or those holding the Control, unless such shareholder(s) undersign(s) the Consent of the Controlling Shareholders, as mentioned in the Level 1 Regulation, which must be sent to Bovespa immediately upon signature.

Paragraph 5 – The Corporation shall not register a stockholder's agreement concerning the exercise of the Equity control, unless its signatories undersign the Consent of the Controlling Shareholders, as mentioned in the Level 1 Regulation, which must be sent to Bovespa immediately upon signature.

Article 42
The tender offer referred to in Article 41 above shall also be turned effective:

a) In the events where there is a transfer of rights to the subscription of shares and other bonds or securities relating rights convertible into stock, which may result in the Disposal of the Equity Control of the Company; or

b) In the event of disposal of the equity control of a company holding the Control of the Company, and in this case the Selling Controlling Shareholder shall be required to report to Bovespa the value ascribed to the Corporation in such alienation and attach documentation proving it.

Article 43
If the acquirer of the control already is a shareholder of the Company and purchase of control is carried out under a private share purchase agreement entered into with the Company's Controlling Shareholder for any number of shares, then the acquirer of control shall be required:

a) to conduct the tender offer referred to in Article 41 hereof;

b) to compensate the shareholders from whom they purchased the shares on the stock exchanges within 6 (six) months before the date of Disposal of the Equity Control of the Company, and shall also pay them the eventual difference between the price per share paid to the Selling Controlling Shareholder, and the amount paid per share of the Corporation in the stock exchange that same period, duly adjusted for inflation pursuant to the General Market Price Index, as issued by the Fundação Getúlio Vargas - IGP-M/FGV; and

c) to take the applicable actions to restore the minimum percentage of 25.0% (twenty-five percent) of the total outstanding shares of the Company, within 6 (six) months following the acquisition of the Control.

Article 44
In the tender offer to purchase shares to be made by the Controlling Shareholder or the

Company, by virtue of the cancellation of the registration as a public company, the minimum offering price per share shall correspond to the Economic Value determined in the valuation report referred to in Article 46 below.

Article 45
In the event the shareholders attending to the Extraordinary General Meeting decide (i) to discontinue the Differentiate Corporate Governance Practices at Level 1 so the shares of the Company shall become tradable outside Level 1; (ii) to conduct a corporate restructuring process in which the surviving company is not listed on Level 1; or (iii) the exclusion or limitation of the provisions of Articles 7 (Item c), 13 (Paragraphs 2 and 3), 41, 42, 43, 44, 45, 46, 47 and 48 hereof, resulting in loss to the shareholders which do not hold the Equity Control, except if such exclusion or limitation is the consequence of a legal provision or regulation issued of Bovespa, the Controlling Shareholder shall conduct a tender offer to purchase the shares of the other shareholders of the Company, whose minimum price per share to be offered shall correspond to the Economic Value as ascertained according to the valuation report referred to in Article 46 below, and respecting the applicable legal rules and regulations. The notice of the tender offer to purchase shares shall be communicated to Bovespa and disclosed to the market immediately upon the General Meeting of the Company when the mentioned delisting or reorganization shall be decided.

Sole Paragraph – The Controlling Shareholder shall not be required to conduct the tender offer referred to in the *caput* of this Article 45 if the Company has discontinued Level 1 Differentiate Corporate Governance Practices, as a result of the signature of an agreement of participation of the company in the special segment of Bovespa called Level 2 or *Novo Mercado* (New Market).

Article 46
The valuation report mentioned herein shall be prepared by a specialized institution or firm of recognized proven experience and independent from the Company's decision-making process, its management members and controlling shareholders. In addition, the valuation report shall meet the requirements of Paragraph 1 of Article 8 of the Corporate Law, and containing the liability undertaken pursuant to Paragraph 6 of the same article.

Paragraph 1 – The choice of the institution responsible for the determination of the Economic Value of the Company shall be the exclusive responsibility of the General Meeting, upon submission of a list of three institutions. The decision of the General meeting shall be by shareholders representing the majority of the votes of holders of outstanding shares present to the meeting, not including abstentions. The General Meeting shall be convened upon attendance by holders of a minimum of twenty percent (20%) of all Free Float in the first call, or any number of holders of Free Float in the second call.

Paragraph 2 – The costs incurred in connection with the preparation of the valuation report, as requested, shall be paid in full by the party conducting the tender offer.

Article 47
Conducting one single tender offer to purchase shares aiming at more than one of the purposes provided in this Chapter VII, or the regulation issued by CVM shall be allowed, provided it shall be possible to turn compatible the procedures of all the modalities of tender offer to purchase shares, and with no prejudice to the recipients of the tender offer, and provided CVM's authorization shall be obtained, if required by the applicable rules.

CHAPTER VIII
ARBITRATION

Article 48
The Company, its shareholders, management members and members of the Fiscal Council (if installed) shall be required to submit to arbitration any and all disputes or controversies arising among them, in connection with or as a result of the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Corporation Law, these Bylaws, the rules issued by the Brazilian National Monetary Council, the Central Bank of Brazil and CVM, as well as of other rules and regulations generally applicable to the public capital market, in addition to the provisions of Level 1 Regulation, and the Market Arbitration Chamber and the Agreement for the Adoption of Level 1 Differentiate Corporate Governance Practices, the Market Arbitration Chamber, pursuant to its Arbitration Regulation.

CHAPTER IX
GENERAL PROVISIONS

Article 49
The Company shall enter into a liquidation proceeding in the cases provided in the law, and it shall be incumbent upon the General Meeting to determine the means of liquidation elect the liquidator and set their remuneration, as well as elect the Fiscal Council, which will work during the liquidation period.

Article 50
The Company shall abide by the Agreements of Shareholders archived in its registered office, and pursuant to the provisions of Paragraph 5 of Article 41 above. It shall be expressly forbidden the registration of transfer of shares and inclusion of a vote in the General meeting or meeting of the Board of Directors contrary to the terms of the referred to Agreements of Shareholders.

Sole Paragraph – The Agreements of Shareholders having as object to rule the enforcement of the right to vote and control over the Company shall be submitted to prior approval of the Central Bank of Brazil.

Article 51
Events not covered herein shall be ruled by the Corporation Law and the legislation applicable to financial institutions, and shall be decided or solved by the Board of Directors pursuant to such laws.

CHAPTER X
TRANSITORY PROVISIONS

Article 52
The provisions contained in Article 15 (item "o") shall only become effective as of the date of registration of the Company as a public company with the CVM (going public).

Article 53
The provisions contained in Articles 7 (Item "c"), 11, 13 (Paragraphs 2 and 3), 15 (Item "n"), 41, 42, 43, 44, 45, 46, 47 and 48, shall only become effective upon adhesion and listing of the shares of the Company with Bovespa's Level 1, i.e. as of the date of publication of the announcement of start of the tender offer to distribute the shares of the Company.

* * *

RECEIVED
2008 APR 16 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE SPECIAL ASSEMBLY OF PREFERENTIAL STOCK HOLDERS HELD ON MAY 04, 2007

1 – DATE, HOUR AND LOCALE
Realized on the fourth day of the month of May of 2007, at 10:00 a.m., at Avenida Paulista, no. 1,793, Bairro Bela Vista district, Zip Code CEP 01311-200, in the city of São Paulo, state of São Paulo.

2 – INVITED AND PRESENT:
The convocation was dispensed under the terms of Article 124 of Law 6,404, of December 15 of 1976, considering the presence of stockholders representing the totality of preferential shares of stock issued by Banco Daycoval S.A. ("Bank").

3 – PRESIDING
President: Mr. Salim Dayan
Secretary: Mr. Morris Dayan

4 – ORDER OF THE DAY:

To deliberate on the creation of common stock through the conversion of preferential stock into common stock.

5 - DECISIONS:
The stockholders decided, by unanimous votes and without any restrictions, the following:

5.1 To authorize the conversion of preferential stock into common stock, in the proportion of 1:1, as well as to approve the conversion of 58,642,779 shares of preferential stock into 58,642,779 shares of common stock, in such a manner that the Stock Capital value of R$422,737,061.47, be divided among 167,550,800 shares of stock, nominative, duly registered and without nominal value, being composed of 142,418,179 shares of common stock and 25,132,621 shares of preferential stock.

6 – CLOSING:
Nothing more having to be dealt with and there being no other manifestation, the meeting was closed, being drawn up in these minutes which, read and approved, were signed by all those present. São Paulo, May 04, 2007.

SIGNATURES:
President: Salim Dayan
Secretary: Morris Dayan
Stockholders: Daycoval Holding Financeira S/A, in these minutes represented by its Directors Sasson Dayan and Salim Dayan.

Morris Dayan;
Salim Dayan; and
Carlos Moche Dayan.

RECEIVED

2008 APR 16 A 11: 46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE ANNUAL SHAREHOLDERS MEETING HELD ON MARCH 15, 2007

DATE:
March 15, 2007, at 10:00 a.m.

LOCALE:
Society headquarters at Avenida Paulista, no. 1,793, São Paulo – SP.

PRESENT:
Stockholders representing the totality of the social capital.

PRESIDING
President: Sasson Dayan
Secretary: Morris Dayan

ORDER OF THE DAY:

1 Examine, discuss and vote on financial balances referring to the exercise concluded on December 31, 1206, being: Patrimonial Balance and the following profit and loss statements: Results; Mutualization of Net Equity; Origins and Applications of Resources; Explanatory Notes and Opinion of Independent Auditors.
2 Deliberation about the destination of the results of the period; and
3 Election of the Board of Directors, with determination of their honorariums and mandates.

DELIBERATIONS:
After the clarifications that the documents mentioned in item "1" of the order of the day had been published in the "Diário Oficial de São Paulo" União," the official state government gazette, and in the "Gazeta Mercantil" business newspaper, edition of March 1, 2007, the following decisions were approved unanimously:

1. To approve all the documents mentioned in item "1" of the order of the day;
2. The remaining balance of the net profits of the period was approved to increase the social capital, in keeping with the account "Accumulate Profits or Losses," and an increase was approved of the social capital, in keeping with the Special General Assembly of March 9, 2007; and
3. The current members of the board were reelected, with mandates extending to the Ordinary General Assembly of 2010, maintaining the existing remuneration:

DIRECTOR SUPERINTENDENTS:

IBRAHIM DAYAN,
Brazilian, married, banker, resident in São Paulo – SP, domiciled at Av. Paulista, no. 1793, Bela Vista, CEP 01311-200, São Paulo – SP, holder of C.I.RG no. 2,563,340-5-SSP-SP and CPF no. 001,332,308-30;

SASSAN DAYAN,
Brazilian, married, banker, residing in São Paulo – SP, domiciled at Av. Paulista, no. 1793, Bela Vista, CEP 01311-200, São Paulo – SP, holder of C.I.RG no 4,240,231-SSP-SP and CPF no. 105,410,718-15;

DIRECTORS:

SALIM DAYAN,
Brazilian, married, production engineer, resident in São Paulo – SP, domiciled at Av. Paulista, no. 1793, Bela Vista, CEP 01311-200, São Paulo – SP, holder of C.I.RG. no. 14,516,400-7-SSP-SP and CPF no. 195,131,528-63; and

MORRIS DAYAN,
Brazilian, married, stock-broker, resident in São Paulo – SP, domiciled at Av. Paulista, no. 1793, Bela Vista, CEP 01311-200, São Paulo – SP, holder of C.I.RG. no. 8,595,549-SSP-SP and CPF no. 195,131,528-63; and

CARLOS MOCHE DAYAN,
Brazilian, married, economist, resident in São Paulo – SP, domiciled at Av. Paulista, no. 1793, Bela Vista, CEP 01311-200, São Paulo – SP, holder of C.I.RG no. 15,315,755-SSP-SP and CPF no. 252,714,628-70.

The elected directors declared, under penalty of law, that they are not impeded by special law from exercising the administration of the society nor condemned nor under effects of condemnation, penalty that blocks, even temporarily, access to public positions, nor for crimes of bankruptcy, betrayal of trust, offering or accepting a bribe, graft, embezzlement of public money; nor against the popular economy, against the national financial system, against the norms of defense of competition, against the relations of consumption, public faith nor property.

CLOSING:
Nothing more having to be dealt with, the President declared the work suspended for the time needed to record these minutes in their own book, which were duly read, approved and signed by all.
São Paulo, March 15, 2007.

SIGNATURES:
President: Sassan Dayan.
Secretary: Morris Dayan.
Stockholders: IBRAHIM DAYAN;
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN;
RONY DAYAN.

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL ASSEMBLY HELD ON MARCH 09, 2007

DATE:
March 09, 2007, at 10:00 a.m.

LOCALE:
Society headquarters, at Avenida Paulista, no. 1,793, São Paulo - SP.

PRESENT:
Stockholders representing the totality of stock capital.

PRESIDING:
President: Sasson Dayan
Secretary: Morris Dayan

DELIBERATIONS:
After debate, the following decisions were approved by unanimous vote:

1) Increase the social capital from R$192,458,391.40, divided among 3,351,016 shares of normative stock, being 1,675,508 common stock and 1,675,508 preferential stock, without nominative value, to R$422,737,061.47, divided among 3,351,016 shares of normative stock, being 1,675,508 shares of common and 1,675,508 shares of preferential stock, without nominal value, through the incorporation of the reserves itemized below, presented on the balance of December 31, 2006:

Reserves	Value - R$
Capital Reserves	
• Reserve of Actualized Patrimony Titles	135,095.00
• Other Capital Reserves	317,594.48
Reserves of Profits	
• Legal Reserves	20,573,323.61
Accumulated Profits	209,252,656.98
Total incorporated	**230,278,670.07**

There will be no issue of new shares.

2) To realize the unfolding of the totality of common and preferential stocks of the Society, so that each 1 (one) share currently existing will be substituted by 50 (fifty) new shares, so that the capital stock of the Society comes to be divided among 167,550,800 shares of nominative stock, without nominal value, being 83,775,400 common stock and 83,775,400 preferential stock.

3) Reform article 6th of the Society By-laws, which comes to read as follows:

"**Article 6th** – The Stock Capital is R$422,737,061.47, divided among 167,550800 shares of nominative stock, without nominal value, being half common stock and half preferential stock."

4) For the effect of archiving in the São Paulo State Trade Board, the Society By-laws, duly consolidated, are appended to the end of the present act.

CLOSING:

Nothing more having to be dealt with, Mr. President declared the work suspended for the time needed to record these minutes in their own book, which then were duly read, approved and signed by all.
São Paulo, March 9, 2007.

SIGNATURES:
President: Sassan Dayan.
Secretary: Morris Dayan.
Stockholders: IBRAHIM DAYAN
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN;
RONY DAYAN

BANCO DAYCOVAL S/A

CNPJ nº 62.232.889/0001-90
NIRE 35300524110

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL ASSEMBLY HELD ON MARCH 08, 2007

DATE:
March 08, 2007, at 10:00 a.m.

LOCALE:
Society headquarters, at Avenida Paulista, no. 1,793, São Paulo - SP.

RECEIVED
2008 APR 16 A 11:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESENT:
Stockholders representing the totality of stock capital.

PRESIDING:
President: Sasson Dayan
Secretary: Morris Dayan

DELIBERATIONS:
After debate, the following decisions were approved by unanimous vote:

1) Increase the social capital from R$188,561,391.40, divided among 3,321,652 shares of normative stock, being 1,660,826 common stock and 1,660,826 preferential stock, without nominative value, to R$192,458,391.40, divided among 3,351,016 shares of normative stock, being 1,675,508 shares of common and 1,675,508 shares of preferential stock, without nominal value, through the issue of 29,365 new shares, being 14,682 common and 14,682 preferential at the unitary price of R$132.7135268, totaling R$3,897,000.00. Said new shares are subscribed and paid in full in this act, by the current stockholders, according to the annexed subscription list.

2) Reform article 6th of the Society By-laws, which comes to read as follows:

"**Article 6th** – The Stock Capital is R$422,737,061.47, divided among 167,550800 shares of nominative stock, without nominal value, being half

common stock and half preferential stock."

3) For the effect of archiving in the São Paulo State Trade Board, the Society By-laws, duly consolidated, are appended to the end of the present act.

CLOSING:

Nothing more having to be dealt with, Mr. President declared the work suspended for the time needed to record these minutes in their own book, which then were duly read, approved and signed by all.

São Paulo, March 8, 2007.

SIGNATURES:
President: Sassan Dayan.
Secretary: Morris Dayan.
Stockholders: IBRAHIM DAYAN
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN;
RONY DAYAN

BANCO DAYCOVAL S.A.

National Corporate Registration (CNPJ) number: 62.232.889/0001- 90
ID number in Company Registry (NIRE): 35300524110

MINUTES OF THE SPECIAL SHAREHOLDERS MEETING HELD ON MARCH 7, 2007

DATE:
March 7, 2007, at 10:00 a.m.

LOCALE:
Society headquarters, on Avenida Paulista, no. 1793, São Paulo - SP.

PRESENT:
Stockholders representing the totality of share capital.

PRESIDING:
President: Sasson Dayan
Secretary: Morris Dayan

DELIBERATIONS:
After the debates, the following decision was approved unanimously:

- Distribute interest to the stockholders, relative to the months of January and February of 2007, based on net patrimony on December 31, 2006, in the order of R$1.380638309 per share, totaling R$4,586,000.00 (four million, five hundred eight-six thousand reals), in the name of remuneration for the Bank's own capital, in keeping with provisions in article 9 of Law no. 9,249, of December 26, 1995, modified by articles 78 and 88 of Law no. 9,430, of December 27, 1996, accruing to each stockholder the following parcels:

STOCKHOLDER	GROSS VALUE	INCOME TAX	NET VALUE
IBRAHIM DAYAN	1,439,494.92	215,924.23	1,223,570.69
SASSON DAYAN	1,395,130.86	209,269.63	1,185,861.23
SALIM DAYAN	649,504.73	97,425.71	552,079.02
CARLOS MOCHE DAYAN	649,504.73	97,425.71	552,079.02
MORRIS DAYAN	408,000.71	61,200.11	346,800.60
RONY DAYAN	44,364.05	6,654.61	37,709.44
TOTAL	**4,586,000.00**	**687,900.00**	**3,898,100.00**

* All values in Brazilian reals (R$)

CLOSING:
Nothing more having to be dealt with, Mister President declared the work suspended for

the time needed to record these minutes in the appropriate book, which immediately thereafter were read, approved and signed by all.
São Paulo, March 7, 2007.

SIGNATURES:
President: Sasson Dayan.
Secretary: Morris Dayan.
Stockholders: Ibrahim Dayan;
Sasson Dayan;
Salim Dayan
Carlos Moche Dayan
Morris Dayan
Rony Dayan

###

BANCO DAYCOVAL S/A

Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ) No. 62.232.889/0001-90
NIRE 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 12.26.2006

DATE:
December 26, 2006, at 10:00 a.m.

PLACE:
Head office at Av. Paulista, nº 1793 - São Paulo-SP.

RECEIVED
2008 APR 16 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTENDANCE:
Shareholders representing total share capital.

PANEL:
President: Ibrahim Dayan.
Secretary: Sasson Dayan.

DECISIONS:
After discussions, the following decisions have been unanimously approved:

1) To distribute interests on shareholders' equity, related to the year 2006, based upon net worth of 12.31.2005, in the amount of **R$8,735418925** per share, with total sum of Twenty eight million four hundred thousand Reais **(R$28,400,000.00)**, as a compensation of own capital, according to the Article 9th of Law No. 9.249, dated 12.26.95, amended by the Articles 78th and 88th of Law No. 9.430, dated 12.27.96, being each shareholder entitled to the following installments:

SHAREHOLDERS	GROSS AMOUNT	INCOME TAX	NET AMOUNT
IBRAHIM DAYAN	9,107,809.83	1,366,171.47	7,741,638.36
SASSON DAYAN	8,827,114.62	1,324,067.19	7,503,047.43
SALIM DAYAN	3,875,075.51	581,261.33	3,293,814.18
CARLOS MOCHE DAYAN	3,875,075.51	581,261.33	3,293,814.18
MORRIS DAYAN	2,434,229.31	365,134.40	2,069,094.91
RONY DAYAN	280,695.22	42,104.28	238,590.94
TOTAL	**28,400,000.00**	**4,260,000.00**	**24,140,000.00**

2) Increase share capital from **R$179,904,894.70**, divided into **3,251,132** nominal shares, where **1,625,566** are common shares and **1,625,566** are preferred shares, without face value for **R$188,561,391.40**, divided into **3,321,652** nominal shares, where **1,660,826** are common shares and **1,660,826** are preferred shares, without face value, upon the issue of **70,520** new shares, where **35,260** are common shares and **35,260** are preferred shares at the unit price of **R$122.7523639**, summing up to **R$8,656,496.70**. Referred new shares are hereby subscribed by the below listed shareholders and paid up upon the use of credit to the shareholders, resulting from the payment of interests over own capital, recorded in the account 4.9.3.10.00-5 - Dividends and Bonus to Pay, according to the terms of item 1 above.

SHAREHOLDERS	SUBSCRIBED SHARES			PAYMENT IN FULL AMOUNT
	ON	PN	TOTAL	
CARLOS MOCHE DAYAN	26,833	-	26,833	3,293,814.18
SALIM DAYAN	-	26,833	26,833	3,293,814.18
MORRIS DAYAN	8,427	8,427	16,854	2,068,868.34
TOTAL	**35,260**	**35,260**	**70,520**	**8,656,496.70**

IBRAHIM DAYAN, **SASSON DAYAN** and **RONY DAYAN** shareholders expressly waive the right to such subscription of shares.

The relevant amount is exempt from deposit in the Central Bank of Brazil, according to item 2 of the Circular Letter No. 2.994, dated 01.15.2002.

3) Reformulate the **Article 6th** of the By-Laws, which shall be valid with the following terms:

"**Article 6th** - Share Capital is **R$188,561,391.40**, divided into **3,321,652** nominal shares, without face value, whereas half are common shares and half are preferred shares."

4) For the purposes of records with the São Paulo State Board of Trade, the By-Laws, properly consolidated, are enclosed at the end of the minutes herein.

CLOSING:

Being such the total terms to be discussed, Mr. President has declared suspension of the works for the time required for recording these minutes into the appropriate book, which promptly afterwards has been read, approved and signed by all the attendants.
São Paulo, December 26, 2006.

SIGNATURES:

President: Ibrahim Dayan.
Secretary: Sasson Dayan.
Shareholders: **IBRAHIM DAYAN**;
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN; and
RONY DAYAN.

(2)

BANCO DAYCOVAL S/A

Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ) No. 62.232.889/0001-90
NIRE 35300524110

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 10.16.2006

RECEIVED
2008 APR 16 A 11:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE:
October 16, 2006, at 10:00 a.m.

PLACE:
Head office at Av. Paulista, nº 1793 - São Paulo-SP.

ATTENDANCE:
Shareholders representing total share capital.

PANEL:
President: Ibrahim Dayan.
Secretary: Sasson Dayan.

AGENDA:
1. To assess and decide upon the increase from One hundred fifty million United States Dollars **(US$150.000.000,00)** to Three hundred million United States Dollars **(US$300.000.000,00)** of the securities distribution to the external market referred to as *Medium-Term Note Programme*, which establishment has been passed by the Extraordinary General Meeting dated November 9, 2005; and
2. Ratify authorization for all the superintendent directors and other directors of the Corporation to formalize all the issues of *Medium-Term Notes* in the external market.

DECISIONS:

After extensive discussions, the following decisions have been unanimously approved:

1. To increase from One hundred fifty million United States Dollars **(US$150.000.000,00)** to Three hundred million United States Dollars **(US$300.000.000,00)** the securities distribution program in the external market referred to as the *Medium-Term Note Programme*, according to the decision of the Extraordinary General Meeting dated November 09, 2005; and

2. To ratify the authorization for the superintendent directors, Sirs. Ibrahim Dayan and Sasson Dayan acting together and to the other directors Sirs.: Salim Dayan, Morris Dayan and Carlos Moche Dayan, always acting together with one of the above superintendent directors, to practice all the acts deemed necessary to formalize all the issues in the external market of the *Medium-Term Notes*, produced within and up to the maximum limit defined for the *Medium-Term Note Programme,* being such person entitled with the most comprehensive powers to take all the applicable measures, including, but not limited to, signing of any documents, according to the terms of item 2 of the relevant Meeting.

CLOSING:

No further matter remaining to be discussed, Mr. President has declared the suspension of the works for the time required for recording these minutes in the appropriate book, which has been read, approved and signed by all the attendants.

São Paulo, October 16, 2006.

SIGNATURES:

President: Ibrahim Dayan.
Secretary: Sasson Dayan.
Shareholders: **IBRAHIM DAYAN**;
SASSON DAYAN;
SALIM DAYAN;
CARLOS MOCHE DAYAN;
MORRIS DAYAN; and
RONY DAYAN.

Daycoval

Notice to the Market

São Paulo, March 28 2008 – Banco Daycoval S.A. (Bovespa: **DAYC4**), a financial institution headquartered at Avenida Paulista, number 1793, in the city of São Paulo, state of São Paulo, registered in the CNPJ/MF tax roll under number 62.232.889/0001-90 ("BANCO DAYCOVAL"), announces that it has received a communication from **TARPON INVESTIMENTOS S.A.,** stock company with headquarter in the city of São Paulo and CNPJ number 05.341.549/0001-63 ("TARPON") stating that on 26/03/2008, the investments funds and portfolios under discretionary management of the Tarpon and its controlling, Tarpon Investment Group Ltd., had a stake corresponding to 7.7% of all preferred shares and 2.8% of the total capital of Banco Daycoval and held 6,154,600 preferred shares issued by Banco Daycoval.

Therefore, the management of Banco Daycoval S.A., acting within the terms of article 12, "preamble", of Instruction Number 358 of the Brazilian Securities and Exchange Commission (CVM), of 3.1.2002, as amended, hereby announces that **TARPON INVESTIMENTOS S.A.,** representing the investments funds and portfolios under discretionary management of the Tarpon and its controlling, Tarpon Investment Group Ltd., acquired, through operations realized on the stock market, 6,154,600 preferred shares issued by Banco Daycoval, equivalent to 7.7% of all preferred shares and 2.8% of all shares of Banco Daycoval. This is a minority investment which does not alter the composition of the control or the administrative structure of the Institution. There are no bonus or subscription rights, options to buy shares or debentures convertible into shares held, directly or indirectly, by the investors in question or by persons linked to them or any agreement or contract regulating the exercise of the right to vote or buy and sell securities issued by Banco Daycoval in which the investors in question or persons linked to them are part.

Morris Dayan
Investor Relation Officer

DAYC4
NÍVEL1
BOVESPA BRASIL

Investor Relations
Carlos Lazar – Superintendent
Gustavo Schroden – Manager
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br
Press Relations
Press à Porter Gestão de Imagem – (55-11) 3813-1344
Claudia Reis
Juliano Capato

About Banco Daycoval
Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of December 2007, Daycoval had a loan portfolio of R$ 3.5 billion and total assets of R$ 6.6 billion. The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Daycoval

Notice to the Market

São Paulo, 07 February, 2008 – Banco Daycoval S.A. (Bovespa: **DAYC4**), one of the leading banks in the Brazilian middle market credit segment and also operating in asset management and credit to individuals via payroll deduction and auto loans, announces that has received the authorization of the Brazilian Central Bank ("Bacen") for the installation of a branch in *Grand Cayman*, *Cayman Islands*, which has been published in the Diário Oficial da União (Federal Official Gazette) on January 21st, 2008.

The branch in *Grand Cayman* will have the necessary capital of US$ 3.0 million and has as a goal giving Daycoval access to new funds of capitalization, providing the feasibility of extending the average terms and the reduction of the *funding* costs.

The Branch will also be focused on the raise of the bank's *trade finance* portfolio, in this form rendering the raise of the number of clients and consequently the creation of new products, diversifying even more the international operations of Daycoval.

DAYC4
NÍVEL1
BOVESPA BRASIL

RECEIVED
2008 APR 16 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Relations
Carlos Lazar – Superintendent
Gustavo Schroden – Manager
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br
Press Relations
Press à Porter Gestão de Imagem – (55-11) 3813-1344
Claudia Reis
Juliano Capato

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of Setember 2007, Daycoval had a loan portfolio of R$ 2.8 billion and total assets of R$ 5.4 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Daycoval

Notice to the Market

São Paulo, January 16 2008 – Banco Daycoval S.A. (Bovespa: **DAYC4**), a financial institution headquartered at Avenida Paulista, number 1793, in the city of São Paulo, state of São Paulo, registered in the CNPJ/MF tax roll under number 62.232.889/0001-90 ("Banco Daycoval"), announces that it has received a communication from **BANCO ITAUBANK S.A,** acting in its capacity as the legal representative of **HSBC GLOBAL INVESTMENT FUNDS,** a foreign investor within the terms of Resolution 2.689/00 with CNPJ number 05.447.245/0001-85 ("Investor"), stating that on 05/12/2007, the Investor had a stake corresponding to 5.04% of all preferred shares and 1.82% of the total capital of Banco Daycoval and held 4,045,400 preferred shares issued by Banco Daycoval.

Therefore, the management of Banco Daycoval S.A., acting within the terms of article 12, "preamble", of Instruction Number 358 of the Brazilian Securities and Exchange Commission (CVM), of 3.1.2002, as amended, hereby announces that **HSBC GLOBAL INVESTMENT FUNDS** acquired, through operations realized on the stock market, 4,045,400 preferred shares issued by Banco Daycoval, equivalent to 5.04% of all preferred shares and 1.82% of all shares of Banco Daycoval. This is a minority investment which does not alter the composition of the control or the administrative structure of the Institution. There are no bonus or subscription rights, options to buy shares or debentures convertible into shares held, directly or indirectly, by the investors in question or by persons linked to them or any agreement or contract regulating the exercise of the right to vote or buy and sell securities issued by Banco Daycoval in which the investors in question or persons linked to them are part.

Morris Dayan
Investor Relation Officer

DAYC4
NÍVEL1
BOVESPA BRASIL

Investor Relations
Carlos Lazar – Superintendent
Gustavo Schroden – Manager
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br
Press Relations
Press à Porter Gestão de Imagem – (55-11) 3813-1344
Claudia Reis
Juliano Capato

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of Setember 2007, Daycoval had a loan portfolio of R$ 2.8 billion and total assets of R$ 5.4 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Daycoval

Notice to the Market

São Paulo, January 16 2008 – Banco Daycoval S.A. (Bovespa: **DAYC4**), a financial institution headquartered at Avenida Paulista, number 1793, in the city of São Paulo, state of São Paulo, registered in the CNPJ/MF tax roll under number 62.232.889/0001-90 ("Banco Daycoval"), announces that it has received a communication from **CAPITAL RESEARCH AND MANAGEMENT COMPANY,** a company constituted and existing in accordance with the laws of the United States of America, ("CRMC"), stating that on 07/01/2008, it had a stake corresponding to 11.75% of all preferred shares and 4.24% of the total capital of Banco Daycoval and held 9,430,900 preferred shares issued by Banco Daycoval.

Therefore, the management of Banco Daycoval S.A., acting within the terms of article 12, "preamble", of Instruction Number 358 of the Brazilian Securities and Exchange Commission (CVM), of 3.1.2002, as amended, hereby announces that Capital Research and Management Company, in its capacity as a investment company based abroad, has acquired on behalf of its clients, through operations realized on the stock market, preferred shares issued by Banco Daycoval and on January 7, 2008 had a total amount equivalent to 11.75% of all preferred shares and 4.24% of all shares of the Company, totaling 9,430,900 shares of this kind. On 12/09/2007, CRMC managed 4,150,000 preferred shares of Banco Daycoval, equivalent to 5.17% of the total number of shares of this kind and 1.86% of the total capital of the Bank. No other company belonging to the CRMC business group has a shareholding in Banco Daycoval. This is a minority investment which does not alter the composition of the control or the administrative structure of Banco Daycoval. CRMC currently has no target in mind for the number of shares in Banco Daycoval it holds. There are no debentures convertible into shares held, directly or indirectly, by CRMC or any person linked to it or any agreement or contract regulating the exercise of the right to vote or buy and sell securities issued by Banco Daycoval in which CRMC or any person linked to it is part.

Morris Dayan
Investor Relation Officer

DAYC4
NÍVEL1
BOVESPA BRASIL

Investor Relations
Carlos Lazar – Superintendent
Gustavo Schroden – Manager
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br
Press Relations
Press à Porter Gestão de Imagem – (55-11) 3813-1344
Claudia Reis
Juliano Capato

About Banco Daycoval
Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of Setember 2007, Daycoval had a loan portfolio of R$ 2.8 billion and total assets of R$ 5.4 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

RECEIVED
2008 APR 16 A 11: 45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice to the Market

São Paulo, January 7, 2008 – Banco Daycoval S.A. (Bovespa: DAYC4) announces with deep regret the death of one of its founders, the Chairman of the Board of Directors, Mr. Ibrahim Dayan.

São Paulo, January 7, 2008.

Morris Dayan
Investor Relation Officer

Daycoval

Notice to the Market

São Paulo, December 6, 2007 – Banco Daycoval S.A. (Bovespa: **DAYC4**), **Banco Daycoval S.A.** (Bovespa: **DAYC4**), one of the leading banks in the Brazilian middle market credit segment and also operating in asset management and credit to individuals via payroll deduction and auto loans, announces that, on December 5, 2007, the risk classification agency, Fitch Ratings attributed it with a **"BB-" rating in Foreign Currency (Long Term IDR)**. The agency also improved its perspective for the **Long-term rating in Local Currency from "stable" to "positive"**. Fitch Ratings currently gives Banco Daycoval an **"A" rating on the National Scale**.

According to Fitch´s report, the positive perspective for the national rating reflects its belief that the bank will maintain its strong tradition of operating with quality assets and conservative approach to granting loans. "It added that, based on its significantly higher capital following the Public Share Offer on the Stock Market, Daycoval is well positioned to continue to grow at a strong rate in its main operational area – the Middle Market – as well as diversify its portfolio, expanding auto loan and payroll loan operations", informed Fitch.

Fitch also said that the Daycoval´s IDRs in Foreign and Local Currency reflected its conservative approach in granting credit, adequate structure for local and foreign funding, the good financial results it had obtained through its strategy, and its correct management of liquidity.

"Winning the new rating and the positive outlook attributed by Fitch confirms once more the correct approach of the Bank´s *strategy which is constantly aimed at ensuring the solidity and quality of its assets," said* Morris Dayan, Daycoval´s Investor Relations Officer.

DAYC4
NÍVEL1
BOVESPA BRASIL

RECEIVED
2008 APR 16 A 11:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Investor Relations
Carlos Lazar – Superintendent
Gustavo Schroden – Manager
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br

Press Relations
Approach Gestão de informação
Claudia Reis
Deborah de Castro
Tel.: (55-11) 3813-1344 e (55-21) 3461-4616

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of Setember 2007, Daycoval had a loan portfolio of R$ 2.8 billion and total assets of R$ 5.4 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Daycoval

Notice to the Market

São Paulo, November 28, 2007 – Banco Daycoval S.A. (Bovespa: **DAYC4**), one of the leading banks in the Brazilian middle market credit segment and also operating in asset management and credit to individuals via payroll deduction and auto loans, announces that it signed yesterday, 11/27/2007, a loan agreement with INTERNATIONAL FINANCIAL CORPORATION (IFC), the private sector arm of the World Bank Group. IFC is committed to promoting projects that are economically beneficial and environmentally and socially sustainable, in developing member countries, including Brazil.

The financing agreed with IFC totals US$ 115.0 million, of which US$ 85.0 million will be a syndicated loan from ten banks, with IFC as lead lender and Banco Itaú BBA as Co-Arranger. IFC itself will provide the remaining US$ 30.0 million. Disbursement of the full amount in a single tranche is expected within the next fortnight. Maturity of payments will be up to five years, with semiannual interest payments.

For Banco Daycoval, this operation is part of its strategy of seeking to diversify sources of funding and extending their average maturity. It will use the proceeds to increase longer-term lending to small and medium enterprises (SMEs), especially those that demonstrate a commitment to pre-established sustainability criteria. In addition, the agreement with IFC calls for 50% of the proceeds to be allocated to SMEs outside the Southeast Region of Brazil.

DAYC4
NÍVEL1
BOVESPA BRASIL

RECEIVED
2008 APR 16 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Investor Relations
Carlos Lazar – Superintendent
Gustavo Schroden – Manager
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br

Press Relations
Approach Gestão de informação
Claudia Reis
Deborah de Castro
Tel.: (55-11) 3813-1344 e (55-21) 3461-4616

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of Setember 2007, Daycoval had a loan portfolio of R$ 2.8 billion and total assets of R$ 5.4 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

RECEIVED

2008 APR 16 A 11: 55

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Banco Daycoval

Notice to the Market

São Paulo, October 19, 2007 –Banco Daycoval S.A. (Bovespa: **DAYC4**), Banco Daycoval S.A., a financial institution with head office at Avenida Paulista, nº 1793, in the City of São Paulo, State of São Paulo, enrolled at the Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ/MF) under No. 62.232.889/0001-90 ("Banco Daycoval"), informs that it has received a notice from UBS PACTUAL ASSET MANAGEMENT SA DTVM, stating that the funds managed by the later have reached, on September 18, 2007, a shareholding of 4,812,183 preferred shares issued by Banco Daycoval S.A., thus holding 6.0% of the total shares with that nature, corresponding to 2.16% of the total shares.

In that sense, management of Banco Daycoval S.A., under the terms of Article 12th, "caput", of CVM Instruction **No.** 358, dated 01.03.2002, timely amended, comes to public to disclose that the fund(s) managed by UBS PACTUAL ASSET MANAGEMENT SA DTVM ("Investors"), by means of operations performed with stock exchange, have reached, on September 18, 2007, 4,812,193 preferred shares issued by Banco Daycoval, reaching an amount corresponding to 6.0% of total preferred shares and 2.16% from total shares of Banco Daycoval. We hereby explain that the Fund(s) when procuring the shares that form the shareholding had the mere purpose of performing financial operations, and yet it is clear that they do not intend to change controlling composition or administrative structure of the Company. We also inform that the Fund(s) does not have the purpose of reaching any special shareholding.

[logo] DAYC4 LEVEL 1 Bovespa Brasil

Investors Relations

Carlos Lazar – Investors Relations Superintendent

Gustavo Schroden – Investors Relations Manager

Phone: (55-11) 3138-1024/1025

ri@daycoval.com.br

www.daycoval.com.br

Press Office

Approach Gestão de informação

Claudia Reis

Deborah de Castro

Tel.: (55-11) 3813-1344 e (55-21) 3461-4616

About Banco Daycoval

Banco Daycoval S.A., is one of the leading banks specialized in the *Middle Market* field in Brazil, with almost 40 years experience in the financial market and with national presence through its branches. The Bank offers a full line of financial services and credit for legal entities, and also products for individuals such as vehicles purchase financing and payroll loan. Counting with a broad and sophisticated range of credit products ballasted by guarantees, Daycoval reached, in the end of June, 2007, a credit portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to *Standard & Poor's*, Daycoval was ranked, by the end of 2006, in the 28th position among the Brazilian private banks in terms of assets volume (R$ 3.0 billion – dec/06). The Bank believes that its services quality, trustworthiness and solidity, which are acknowledged within the financial system, have resulted into the awards it has been granted. In 2007, Daycoval was awarded, for the third sequential year, the award of best *middle market* bank from Gazeta Mercantil and in 2006 it was awarded with the 1st place in the segment of best *middle market* banks from FGV/Conjuntura Econômica Magazine. The Bank has yet important ratings, being classified, at the local level as "A+" from *Austin Ratings*, "A" from *Fitch Ratings* and "A" from *Standard & Poor's*. On June 29, 2007, Banco Daycoval performed its Initial Public Offering (IPO) at Level 1 of São Paulo Stock Exchange (Bovespa).

(18)

Notice to the Market

São Paulo, 15 October 2007 – Banco Daycoval S.A. (Bovespa: **DAYC4**), a financial institution with its head office at Avenida Paulista, nº 1793, in the City of São Paulo, São Paulo State, registered on the CNPJ/MF (Corporate Taxpayer Register) under nº 62.232.889/0001-90 ("Banco Daycoval"), hereby informs that it has been noticed by **ARX CAPITAL MANAGEMENT LTDA and ARX GESTÃO INTERNACIONAL DE RECURSOS FINANCEIROS LTDA**, that a group of investment funds, administered portfolios and non-resident investors who generate their own funds discretionarily, on October 10, 2007 reached a 6.25% share of the total preferred shares and 2.26% of the total capital of Banco Daycoval S.A., thus holding 5,024,200 preferred shares issued by Banco Daycoval.

Therefore, the management of Banco Daycoval, pursuant to Article 12, caput, of CVM Instruction 358 dated January 3, 2002, as amended, hereby notifies to the public that a group of investment funds, administered portfolios and non-resident investors whose funds are generated discretionarily by **ARX CAPITAL MANAGEMENT LTDA**, CNPJ nº 04.408.128/0001-40, and **ARX GESTÃO INTERNACIONAL DE RECURSOS FINANCEIROS LTDA**, CNPJ nº 08.357.628/0001-50, both of which have their head office in the City and State of Rio de Janeiro, at Rua Dias Ferreira nº 190, room 702 ("Investors") by means of stock exchange operations, on October 10, 2007 reached 5,024,200 preferred shares issued by Banco Daycoval, amounting to a total equivalent to 6.26% of the total amount of preferred shares and 2.26% of the total amount of all Banco Daycoval shares. This is a minority investment that does not alter the control composition or the administrative structure of the Institution. There are no underwriting rights or bonuses, nor purchase options for stock or debentures convertible directly or indirectly into stock by the investors in reference or by people related to them, nor any agreement or contract which regulates the exercise of one's right to vote or the purchase or sale of securities issued by Banco Daycoval to which the investors in reference or people related to them are party.

DAYC4
NÍVEL1
BOVESPA BRASIL

Investor Relations
Morris Dayan – Investor Relations Officer
Carlos Lazar – Investor Relations Superintendent
Tel.: (55-11) 3138-1024/1025
ri@daycoval.com.br
www.daycoval.com.br
Press
Approach Gestão de informação
Tel.: (55-11) 3813-1344 and (55-21) 3461-4616

RECEIVED
2008 APR 16 A 11: ...
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June 2007, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

RECEIVED

2008 APR 16 A 11:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(5)

Banco Daycoval

Notice to the Market

São Paulo, October 03, 2007 –Banco Daycoval S.A. (Bovespa: **DAYC4**), one of the leading banks in the field of credit for companies of the Brazilian *middle market,* also working in the areas of resources management and credit to individuals by means of payroll loan and vehicles purchase financing, informs that it has been notified by the Banco Opportunity S.A. and Opportunity Lógica Gestão de Recursos Ltda., that on September 24, 2007, 139,350 preferred shares issued by Banco Daycoval S.A. have been disposed of, and they now hold 4.98% from the total preferred shares, an amount corresponding to 3,200,306 preferred shares of Banco Daycoval S.A.

In that sense, management of Banco Daycoval S.A., a financial institution with head office at Avenida Paulista, nº 1793, in the City of São Paulo, State of São Paulo, enrolled at the Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ/MF) under No. 62.232.889/0001-90 ("Banco Daycoval"), under the terms of Article 12th, "caput", of CVM Instruction No. 358, dated 01.03.2002, as timely amended, comes to public to disclose that Banco Opportunity S.A., in the position of national funds manager and Opportunity Lógica Gestão de Recursos Ltda., in the position of foreign investor manager ("Investors"), by means of operations performed with stock exchange, have disposed of, on September 24, 2007, 139,350 preferred shares issued by Banco Daycoval, reaching an amount corresponding to 4.98% of total preferred shares and 1.44% from total shares of Banco Daycoval, summing up to 3,200,306 shares of such nature. Before the mentioned operations, the Investors held 3,339,656 preferred shares, corresponding to 5.20% of the preferred shares and 1.50% of Banco Daycoval total shares. This is a minor investment that does not change controlling composition or administrative structure of Banco Daycoval. Currently, there is not an amount of shares from the Banco Daycoval aimed by the Investors. There are no debentures convertible into shares held, either directly or indirectly, by the Investors or by any person related to it, nor any agreement or contract ruling performance of the right to vote or the purchase and sale of securities issued by Banco Daycoval to which the Investors or person related to it is a party.

[logo] DAYC4 LEVEL 1 Bovespa Brasil

Investors Relations

Morris Dayan – Director

Carlos Lazar - Superintendent

Phone.: (55-11) 3138-1024/1025

ri@daycoval.com.br

www.daycoval.com.br

Press Office

Approach Gestão de informação

Phone.: (55-11) 3813-1344 and (55-21) 3461-4616

About Banco Daycoval

Banco Daycoval S.A., is one of the leading banks specialized in the *Middle Market* field in Brazil, with almost 40 years experience in the financial market and with national presence through its 20 branches. The Bank offers a full line of financial services and credit for legal entities, and also products for individuals such as vehicles purchase financing and payroll loan. Counting with a broad and sophisticated range of credit products ballasted by guarantees, Daycoval reached, in the end of June, 2007, a credit portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to *Standard & Poor's*, Daycoval was ranked, by the end of 2006, in the 28th position among the Brazilian private banks in terms of assets volume (R$ 3.0 billion – dec/06). The Bank believes that its services quality, trustworthiness and solidity, which are acknowledged within the financial system, have resulted into the awards it has been granted. In 2007, Daycoval was awarded, for the third sequential year, the award of best *middle market* bank from Gazeta Mercantil and in 2006 it was awarded with the 1st place in the segment of best *middle market* banks from FGV/Conjuntura Econômica Magazine. The Bank has yet important ratings, being classified, at the local level as "A+" from *Austin Ratings*, "A" from *Fitch Ratings* and "A" from *Standard & Poor's*. On June 29, 2007, Banco Daycoval performed its Initial Public Offering (IPO) at Level 1 of São Paulo Stock Exchange (Bovespa).

2008 APR 16 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21

Notice to the Market

São Paulo, September 17, 2007 – Banco Daycoval S.A. (Bovespa: DAYC4), one of the leading banks in Brazil's middle-market segment, with operations also in asset management and credit to individuals through payroll-deduction lending and vehicle loans, hereby informs that it received a notice from Capital Research and Management Company stating that on September 11, 2007 that company's holdings in Banco Daycoval's capital reached 5.17% of the total preferred shares and 1.86% of the total capital, for a total of 4,150,000 preferred shares.

Accordingly, the management of Banco Daycoval S.A., a financial institution with head offices at Avenida Paulista, nº 1793, in the city and state of São Paulo, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under no. 62.232.889/0001-90 ("Banco Daycoval"), pursuant to Article 12, caput, of CVM Instruction 358 dated January 3, 2002, as amended, hereby informs the public that Capital Research and Management Company ("CRMC"), a U.S. company, through operations carried out on the stock exchange, acquired preferred shares issued by Banco Daycoval in an amount that brought its interest in the Company to 5.17% of the preferred shares or 1.86% of the total capital, for a total of 4,150,000 preferred shares. Prior to the operations referred to above, CRMC held 3,690,000 preferred shares, corresponding to 4.60% of the preferred shares and 1.66% of the total capital in Banco Daycoval. The operation represents a minority investment that does not change the composition of the controlling block or the management structure of Banco Daycoval. At this time CRMC does not target any specific number of shares in Banco Daycoval. CRMC or any person related to it do not hold, directly or indirectly, any debentures convertible into shares, nor has CRMC entered into any agreements or contracts regulating the exercise of voting rights or the purchase or sale of securities issued by Daycoval in which it or a related person is a party.

DAYC4
NÍVEL1
BOVESPA BRASIL

Investor Relations
Morris Dayan – Investor Relations Officer
Carlos Lazar – Investor Relations Superintendent
Phone: (55-11) 3138-0504/1024
ri@daycoval.com.br
www.daycoval.com.br

Media Relations
Andréia Flores
Phone: (55-11) 3138-0691
andreia.flores@daycoval.com.br

About Banco Daycoval
Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June 2007, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at the end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from *Gazeta Mercantil* newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/*Revista Conjuntura Econômica.* The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

22

Notice to the Market

São Paulo, September 12, 2007 – Banco Daycoval S.A. (Bovespa: DAYC4), one of the leading banks involved in offering credit to Brazilian middle-market companies, with operations also in asset management and credit to individuals through payroll-deduction lending and vehicle financing, hereby announces that it has established a partnership with Inter-American Investment Corporation (IIC), a multilateral investment institution of the Inter-American Development Bank (IDB).

The agreement, part of Daycoval's strategy of diversifying its sources of funding and extending its average funding maturity, consists a total loan of US$ 12.5 million, which will be used to longer-term credit lines for small and medium-sized companies who meet the criteria defined by the both institutions, thereby expanding their activities.

The IIC is an institution that provides financing (in the form of shareholdings, loans, warranties and other instruments), as well as advisory services to privately-held companies in Latin America and the Caribbean. Its mission is to promote the economic development of its member countries in the region by encouraging the establishment, expansion and modernization of privately-held companies, especially small and medium-sized ones.

DAYC4 NÍVEL1 BOVESPA BRASIL

Investor Relations
Morris Dayan – Investor Relations Officer
Carlos Lazar – Investor Relations Superintendent
Phone: (55-11) 3138-0504/1024
ri@daycoval.com.br
www.daycoval.com.br

Media Relations
Andréia Flores
Phone: (55-11) 3138-0691
andreia.flores@daycoval.com.br

RECEIVED
2008 APR 16 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June 2007, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 29, 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Notice to the Market

São Paulo, July 26, 2007 – Banco Daycoval S.A. (BOVESPA: DAYC4), one of the leading banks in the loan segment to Brazilian middle market companies, also operating in the areas of fund management and loan to individuals by means of payroll deductible loan and vehicle financing, announces that as of this date Mr. Carlos Alberto Bolina Lazar takes over the Investor Relations (IR) Superintendence.

Carlos Lazar holds a degree in economy from Fundação Armando Álvares Penteado (FAAP), and a postgraduate degree in investor relations, finance and communication from Fipecafi/USP. Currently he is attending an MBA course of Business Economics at São Paulo University.

Working for more than 7 years in the IR area, Carlos Lazar has worked for many important specialized consulting firms and for large companies, such as VIVO, Energias do Brasil and CSU CardSystem.

The new IR superintendent will face the challenge of setting up a team to ensure an exemplary communication of the Bank with all its shareholders and the financial community, always focusing on the best Corporate Governance practices adopted by Daycoval.

Morris Dayan
Investor Relations Officer

DAYC4 NÍVEL1 BOVESPA BRASIL

For additional investor relations information, please access the website www.daycoval.com.br (investor relations section).

To contact the IR area, please send an e-mail to ri@daycoval.com.br or call (55 11) 3138-1024.

For further information – the press – contact: Andréia Flores – 55.11.3138.0691 – andreia.flores@daycoval.com.br

About Banco Daycoval
Banco Daycoval S.A. is one of the leading banks specialized in the Middle Market segment in Brazil, with almost 40 years of experience and national presence by means of its 20 branches. The Bank provides a complete line of financial services and loan to legal entities, and also products to individuals, such as vehicle financing and payroll deductible loan. Counting on a wide and sophisticated range of loan products with guarantees, Daycoval reached at the end of 2006, a loan portfolio of R$1.6 billion and ranked 28th among the Brazilian private banks in terms of volume of assets (R$3.0 billion), according to Standard & Poor's. The Bank believes that the quality, credibility and solidity of its services, which are acknowledged in the financial system, resulted in awards it received. In 2007, Daycoval received for the third consecutive year the award for best middle market bank from Gazeta Mercantil, and in 2006 it ranked 1st in the category of best middle market banks of FGV/Conjuntura Econômica magazine. The bank also has important ratings, receiving classifications in local level, "A+" of Austin Ratings, "A" of Fitch Ratings and "A" of Standard & Poor's.

RECEIVED
APR 16 A 11:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BancoDaycoval

(35)

Notice to the Market

São Paulo, August 3, 2007 – Banco Daycoval S.A. (Bovespa: **DAYC4**), one of the leading banks in the credit to middle-market companies segment, with operations also in credit to individuals through payroll-deduction loans and auto financing, announces that Banco UBS Pactual was retained to act as market maker for the preferred shares in Banco Daycoval.

The contract will be for a period of six months, with automatic renewal if there is no statement to the contrary by either party, and is governed by CVM Instruction 384 dated March/17/2003. Market makers are agents that agree to maintain buy and sell offers on a regular and continuous basis at a pre-determined maximum spread, facilitating trading and preventing artificial movements in the share price. Banco Daycoval currently has 64,263,164 preferred shares in the market.

UBS Pactual´ll start its market maker activities for Banco Daycoval on August/03/2007.

The contracting of a market maker by Banco Daycoval reinforces its commitment to investors and to the best practices in the market.

DAYC4
NÍVEL1

RECEIVED
2008 APR 16 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Relations
Morris Dayan - Director
Carlos Lazar - Superintendent
Ph.: +(55-11) 3138-0504/1024
ri@daycoval.com.br
www.daycoval.com.br

Press Relations
Andréia Flores
Ph.: +(55-11) 3138-0691
andreia.flores@daycoval.com.br

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June/07, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006). In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from *Gazeta Mercantil* newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/*Revista Conjuntura Econômica.* The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's. In June 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the Bovespa.

RECEIVED
2008 APR 16 A 11: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice to the Market

28

São Paulo, July 26, 2007 – Banco Daycoval S.A. (BOVESPA: DAYC4), one of the leading banks in the loan segment to Brazilian middle market companies, also operating in the areas of fund management and loan to individuals by means of payroll deductible loan and vehicle financing, announces that as of this date Mr. Carlos Alberto Bolina Lazar takes over the Investor Relations (IR) Superintendence.

Carlos Lazar holds a degree in economy from Fundação Armando Álvares Penteado (FAAP), and a postgraduate degree in investor relations, finance and communication from Fipecafi/USP. Currently he is attending an MBA course of Business Economics at São Paulo University.

Working for more than 7 years in the IR area, Carlos Lazar has worked for many important specialized consulting firms and for large companies, such as VIVO, Energias do Brasil and CSU CardSystem.

The new IR superintendent will face the challenge of setting up a team to ensure an exemplary communication of the Bank with all its shareholders and the financial community, always focusing on the best Corporate Governance practices adopted by Daycoval.

Morris Dayan
Investor Relations Officer

DAYC4 NÍVEL1 BOVESPA BRASIL

For additional investor relations information, please access the website www.daycoval.com.br (investor relations section).

To contact the IR area, please send an e-mail to ri@daycoval.com.br or call (55 11) 3138-1024.

For further information – the press – contact: Andréia Flores – 55.11.3138.0691 – andreia.flores@daycoval.com.br

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the Middle Market segment in Brazil, with almost 40 years of experience and national presence by means of its 20 branches. The Bank provides a complete line of financial services and loan to legal entities, and also products to individuals, such as vehicle financing and payroll deductible loan. Counting on a wide and sophisticated range of loan products with guarantees, Daycoval reached at the end of 2006, a loan portfolio of R$1.6 billion and ranked 28th among the Brazilian private banks in terms of volume of assets (R$3.0 billion), according to Standard & Poor's. The Bank believes that the quality, credibility and solidity of its services, which are acknowledged in the financial system, resulted in awards it received. In 2007, Daycoval received for the third consecutive year the award for best middle market bank from Gazeta Mercantil, and in 2006 it ranked 1st in the category of best middle market banks of FGV/Conjuntura Econômica magazine. The bank also has important ratings, receiving classifications in local level, "A+" of Austin Ratings, "A" of Fitch Ratings and "A" of Standard & Poor's.

RECEIVED

2008 APR 16 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Banco Daycoval [logo] **DAYC4 LEVEL 1** Bovespa Brasil

"This notice has strictly informative nature and does not constitute an offering for sales of securities"

NOTICE OF CLOSING OF PUBLIC OFFERING OF PRIMARY AND SECONDARY DISTRIBUTION OF PREFERRED SHARES

Issued by

BANCO DAYCOVAL S.A.
CNPJ/MF No. 62.232.889/0001-90
Avenida Paulista, 1793 - 01311-200 - Bela Vista
São Paulo - SP
ISIN Code: BRDAYCACNPR2

Under the terms of Article 29th of Securities Commission ("CVM") Instruction No. 400, dated December 29, 2003, as timely amended ("CVM 400 Instruction"), **BANCO DAYCOVAL S.A.**, a financial institution with head offices at Avenida Paulista, nº 1793, in the City of São Paulo, State of São Paulo, enrolled at the Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ/MF) under No. 62.232.889/0001-90 ("Bank") and its individual shareholders appointed in the Public Offering Definitive Prospect of Primary and Secondary Distribution of Preferred Shares Issued by Banco Daycoval S.A. ("Selling Shareholders"), together with **BANCO UBS PACTUAL S.A.** ("Leader Coordinator") and **GOLDMAN SACHS DO BRASIL BANCO MÚLTIPLO S.A.** ("Goldman Sachs" and, together with the Leader Coordinator, the "Coordinators") communicate the closing of the initial public offering of primary and secondary distribution of preferred shares, nominal, book entry, without face value, free and clear of any burden or encumbrance, issued by the Bank ("Shares") by means of which 64,263,164 Shares have been distributed ("Offering").

The Offering included, at first, the distribution of : (i) 55,082,712 new Shares issued by the Bank, (ii) 798,301 Shares held by the Selling Shareholders.

Furthermore, on 07.11.2007, the Leader Coordinator executed in full the option granted to him by the Selling Shareholders for the purchase of an additional amount of up to 15% of the Shares initially offered, summing up to 8,382,151 Shares, all of which held by the Selling Shareholders ("Supplementary Shares"), under the terms of Article 24th of CVM Instruction 400, in order to cope with the excessive demand verified during the Offering ("Supplementary Shares Option").

Upon issue of the New Shares by the Bank, it was excluded the right of preference of their current shareholders, under the terms of Article 172nd, paragraph I, of Law 6.404, dated December 15, 1976 and further amendments ("Stocks Corporations Act"), and such issues were performed within the authorized capital limit set forth in its By-Laws.

Considering subscription and purchase of total Shares initially offered and Supplementary Shares there have been thus distributed to the public, the total of 64,263,164 Shares, where 55,082,712 are new Shares issued by the Bank ("Primary Offer") and 9,180,452 Shares were held by the Selling Shareholders ("Secondary Offer") at the issue/sales price of R$ 17.00 per Share ("Price per Share"), amounting to the total of:

R$ 1,092,473,788.00

Terms and conditions of the Primary Offer, exclusion of preference rights of the current Bank shareholders for the subscription of the Primary Offer Shares and the granting of the Supplementary Shares Option to the Leader Coordinator have been approved by the Bank Extraordinary General Meeting held on June 21, 2007, which minutes have been published in the State of São Paulo Official Gazette dated June 26, 2007, and in the Valor Econômico Newspaper dated June 25, 2007. The relevant Price per Share definition, determination of the amount of Shares issued and the relevant Bank capital increase have been approved by the Bank Board of Directors in a meeting held on June 26, 2007, which minutes have been published in the State of São Paulo Official Gazette dated June 29, 2007, and in the Valor Econômico Newspaper dated June 28, 2007.

FINAL DATA OF SHARES PLACEMENT AT THE SCOPE OF THE OFFERING:

- Total Shares actually placed for the Primary Offer: 55,082,712
- Total Shares actually placed for the Secondary Offer: 9,180,452

Type of Investor	**Number of subscribers/purchasers**	**Quantity of subscribed and/or purchased Shares**
Individuals	7,518	5,295,782
Investment Clubs	67	421,608
Investment Funds	125	12,216,325
Private Welfare Entities	3	92,750
Insurance Companies	-	-
Qualified Foreign Investors	162	44,824,840
Intermediate Institutions participating on the distribution consortium	-	-
Financial institutions related to the Bank, Leader Coordinator, Contracted Coordinators and/or Consort Brokers	-	-
Other Financial Institutions	7	1,210,000
Other legal entities related to the Bank, Leader Coordinator, Contracted Coordinators and/or Consort Brokers	-	-
Other legal entities	132	201,859
Partners, manager, employees, agents and other people related to the Bank, Leader Coordinator, Contracted Coordinators and/or Consort Brokers	-	-
Others	-	-
Total	**8,014**	**64,263,164**

The Offering herein has been previously submitted to the CVM and registered under No.: Primary Distribution CVM/SRE/REM/2007/032 and Secondary Distribution CVM/SRE/SEC/2007/025, on June 28, 2007.

Banco UBS Pactual S.A., the stabilizing agent of the preferred shares issued by Banco Daycoval S.A., through UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., under the terms of Banco Daycoval S.A. Preferred Shares Stabilizing Services Rendering

Agreement, executed on June 26, 2007, informs that there has been no other stabilization activity in the scope of the Offering.

The financial institution contracted for rendering the book entry services of the Shares is Banco Bradesco S.A., with head office at "Cidade de Deus", s/nº, Vila Yara, in the City of Osasco, State of São Paulo.

"The public offering/program herein was prepared according to the provisions of the ANBID Self-Regulating Code for the Public Offering of Securities Distribution and Purchase, which is registered with the 4th Registry of Titles and Deeds of the City of São Paulo, State of São Paulo, under No. 4890254, by such being the public offering/program herein compliant with the minimum information standards included in the code, and not being ANBID responsible for any of the relevant information, quality of the issuer and/or proponents, participant institutions and securities object of the public offering/program."

Coordinators and *Joint Bookrunners*

Goldman Sachs

Leader Coordinator
UBS Pactual

Stabilizer Agent
UBS Pactual

Contracted Coordinators
Banco Real ABN Amro
Espírito Santo Investment
Consort Brokers

[Several Logos]

RECEIVED
2008 APR 16 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL REPORTS EX-IPO NET PROFIT OF R$ 46.5 MILLION AND ROE OF 40.5% IN 2Q07

São Paulo, July 31, 2007 – Banco Daycoval S.A. ("Daycoval" or "Bank") (Bovespa: **DAYC4**), one of the leading banks in the credit to middle market companies segment, with operations also in credit to individuals through payroll-deduction loans and auto financing, announces its results for the second quarter of 2007 (2Q07). The operating and financial information herein, except where stated otherwise, is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law.

2Q07 Conference Call

August 01, 2007

English
12:00pm | 11:00am US EST
Phone: +1 (973) 935 8893
Code: 9056260

Portuguese
10:00am | 9:00am US EST
Phone: +55 (11) 2188 0188
Code: Daycoval

Investor Relations

Morris Dayan
IR Officer

Carlos Lazar
IR Superintendent

Phone: +55 (11) 3138-1024
ri@daycoval.com.br

DAYC4 NÍVEL 1 BOVESPA BRASIL

2Q07 HIGHLIGHTS

- Banco Daycoval successfully concluded its **initial public offering** (IPO), raising more than R$ 1.0 billion in the operation;
- **Ex-IPO Net Profit** of R$ 46.5 million, up 164.2% compared to the same period of last year. ROE of 40.5%, 21 percentage points (p.p.) higher than in the 2Q06;
- **Shareholders' Equity** rose 270.1% to R$ 1,451.2 billion, already considering the IPO proceeds;
- **Total Assets** of R$ 5.1 billion after the IPO, 53.0% higher than in the 1Q07;
- **Loan Portfolio** expanded by 15.6% and 79.1% versus the 1Q07 and 2Q06, respectively, to R$ 2.2 billion;
- **Funding** rose 5.7% versus the 1Q07, to R$ 2.2 billion;
- **Efficiency Index** of 23.2% in the quarter, 7.9 p.p. down on the 2Q06 thanks to the management of administrative costs, allied to greater income generation;
- Balance in the **Provision for Loan Losses** of 2.1% of the total loan portfolio, down from the levels in the 1Q07 (2.3%) and 2Q06 (2.4%). At end June 2007, the balance of loans overdue more than 180 days represented less than 1% of the total loan portfolio.

Main Indicators (R$ MM)	*2Q07(1)*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Income from Financial Intermediation	**75.6**	78.6	-3.8%	52.5	44.0%
Net Income	**46.5**	44.0(2)	5.7%	17.6(3)	164.2%
Shareholders' Equity	**538.4**	497.0	8.3%	392.1	37.3%
Total Assets	**3,855.0**	3,363.9	14.6%	2,344.1	64.6%
Loan Portfolio	**2,183.4**	1,888.0	15.6%	1,219.1	79.1%
Funding	**2,172.8**	2,056,2	5.7%	1,319.7	64.6%
Net Interest Margin (NIM) (% p.a.)	**13.4%**	14.3%	-0.9 p.p.	13.6%(3)	-0.2 p.p.
Return on Equity (ROE) (% p.a.)	**40.5%**	44.5%(2)	-4.0 p.p.	19.5%(3)	21.0 p.p.
Efficiency Index (%)	**23.2%**	19.7%	3.5 p.p.	31.1%(4)	-7.9 p.p.
Basel Index (%)	**20.2%**	21.7%	-1.5 p.p.	21.9%	-1.7 p.p.

(1) 2Q07 figures do not consider the impact of the IPO.
(2) Excluding the recognition of tax credits in the amount of R$ 19.3 million.
(3) Excluding expenses of R$ 5.2 million related to the change in accounting procedures.
(4) Excluding expenses of R$ 7.9 million related to the change in accounting procedures.

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans.

Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June 2007, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006).

The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle market bank" from *Gazeta Mercantil* newspaper, and in 2006 it received first place in the category "best middle market bank" from FGV/*Revista Conjuntura Econômica.* The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's.

In June 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Offering Summary

The start of trading in the Company's shares under the ticker **DAYC4** on June 29, 2007 marked a new phase in the operations of Banco Daycoval in Brazil's financial system. Sold in the primary and secondary offer were 64,263,164 preferred shares at the price of R$ 17.00 per share, raising a total of R$ 1.1 billion. The net proceeds raised by the Bank will be used to expand the loan portfolio, particularly in the middle market segment.

Important differentials of the offering were the 100% tag-along rights granted to the holders of all shares issued, a base offering consisting 99% of the primary issue, with sales efforts abroad in accordance with Rule 144A and Regulation S, which tapped investors on five different continents. The conclusion of the public offering was announced on July 17, pursuant to the regulations issued by Brazil's Securities and Exchange Commission (*Comissão de Valores Mobiliários - CVM*).

Below is the shareholder composition of the Bank after the IPO and a table summarizing the offer:

Capital Structure (post-IPO)


7%
64%
29%

- Daycoval Holding Financeira S/A
- Controlling Shareholders (Dayan Family)
- Free Float

Offering Structure	Initial Public Offering in Brazil, with international placement efforts under Rules 144A / REG S
Shares Offered	64.2 million preferred shares with 100% *tag along* rights, - 29% *Free Float*
Offering Price and Size	R$ 17.00 / share – Total R$ 1.1 billion - 86% primary, 14% secondary
Investors	Foreigners (70%) and Local (30%)
Bookrunners	Goldman Sachs; UBS Pactual

Message from the Management

The start of trading of Banco Daycoval's shares on the São Paulo Stock Exchange (Bovespa) represented an important milestone in our history. We are now a Bank that is larger and even more solid, and prepared to face the many different challenges in the context of the Brazilian economy.

As a result of the IPO, we have gained the strength needed to grow and attain new and important achievements, and thus provide all shareholders that have deposited their trust in us with an adequate return on their investment. Accordingly, we also undertake a commitment to transparency and implementing high standards of corporate governance in all of our activities.

Daycoval has always excelled as a Bank focused on the middle market segment, for which it has won various awards. The bulk of this success may be credited to the agile and personalized manner in which we serve our customers, and to the respect and professional conduct demonstrated by each member of our team. We do not limit ourselves to conventional products and we are always seeking opportunities to create new credit and investment solutions that offer the best relationship between risk and return.

This second-quarter 2007 earnings demonstrates that we are on the right path. Over the coming quarters we will seek to maintain the pace of growth in our credit operations that we have registered in recent years. We believe our competitive differentials, combined with the favorable outlook for the credit industry in Brazil, will reinforce the positioning of Banco Daycoval in both financial and capital markets.

Macroeconomic Scenario

The continued growth in the global economy, the high liquidity (with volatility rising at the end of the quarter) in international markets, combined with declining long-term interest rates, contributed in the second quarter of 2007 to Brazil achieving an extremely benign situation in terms of its economic environment.

In the domestic market, foreign currency inflows remained very robust (leading the Real to appreciate), and against expectations there was a substantial widening in the trade surplus in the quarter, of more than US$ 10 billion. This trade surplus was generated by the sale of basic (commodities), semi-manufactured and also manufactured products. With a weaker U.S. dollar, Brazil's imports rose, however, the trade surplus has been exhibiting greater quality, with less superfluous products and a greater share of inputs for manufacturing and capital goods. The trade surplus is expected to close the year at approximately US$ 42 billion.

In the area of Brazil's monetary policy, the quarter closed with positive ramifications for the real economy, with the Monetary Policy Committee (Copom) cutting the benchmark interest rate by 150 basis points in the period to leave the Selic basic interest rate at 11.50% per annum, driven by declining inflation, even though wholesale agricultural and food prices caused relative concern. The main reason for the higher IPCA inflation measured in the quarter were fuel prices, which ended up falling sharply in the quarter, with the start of the sugarcane harvest, in turn impacting ethanol prices.

From standpoint of the national accounts, Brazil's primary surplus in the first two quarters of 2007 stood at 3.86% of GDP (roughly 8.12% higher than in the same period of 2006).

The external scenario also signaled a benign bias (due to the high global liquidity), although with high volatility. The concerns were caused by the affordable housing segment (where capacity may be at its limit), U.S. inflation indices, and oil prices.

Turning to the outlook for credit volumes in Brazil's financial system, Austin Rating estimates that 2007 will end with Brazil boasting a total stock of credit of R$ 857 billion, which should serve as an important driver for the operations of Banco Daycoval. Despite the expectation of robust credit growth, according to the credit rating agency, default levels – even though they have risen in the past two years – should remain stable in relation to 2006.

Profitability

Net profit in the quarter excluding the effects of the IPO rose to R$ 46.5 million, 164.2% higher than in the 2Q06. Annualized net financial margin in the 2Q07 was 13.4%. In the first half of 2007, net profit excluding the impacts from the IPO was R$ 109.8 million, exceeding the total amount registered in this line in the fiscal year 2006. These figures attest to the efficiency and scale that the Bank has been achieving and the evolution in its operations, and are a direct consequence of the expansion in credit operations.

An important factor was the trajectory of return on equity (ROE), which was 40.5% in the quarter (excluding the impact from the IPO), marking the third straight quarter that this indicator has remained near this level.


Net Profit (R$ Million)
+164.2%
17.6
44.0
46.5
2Q06*
1Q07**
2Q07***


Net Financial Margin (NIM)
(% p.a.)
13.6
14.3
13.4
2Q06
1Q07
2Q07***


Return on Equity (ROE)
(% p.a.)
19.5
44.5
40.5
2Q06*
1Q07**
2Q07***

(*) Adjusted by R$ 5.2 million related to the change in accounting procedures.
(**) Excluding the recognition of tax credits in the amount of R$ 19.3 million.
(***) Excluding the impact of the IPO.

Operating Highlights

Loan Portfolio

The Bank maintains a conservative policy for extending credit. Client selectiveness and the control the Bank exerts over the guarantees offered by clients are crucial for maintaining the quality of the loan portfolio and low default rates.

Loan Portfolio by Type (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Loans	**1,773.2**	1,586.6	11.8%	1,022.7	73.4%
Discounted Trade Notes	**193.1**	176.1	9.7%	120.4	60.4%
Trade Finance / Advances on Foreign Exchange Contracts	**217.1**	125.3	73.3%	76.0	185.7%
Total	**2,183.4**	**1,888.0**	**15.6%**	**1,219.1**	**79.1%**

Lending operations, which expanded by 11.8% in the quarter against the 1Q07, demonstrated the continued execution of the strategy to focus on credit operations in the middle market segment, always observing the stringent credit quality and guarantee criteria adopted by the Bank.

The loan portfolio grew by 15.6% in the quarter compared to the 1Q07, driven particularly by the expansion in vehicle financing operations (consumer credit), which also explains the variation in this financing line versus the 2Q06.

Another way to accompany the Bank's loan portfolio is through a breakdown by segment, as shown in the following table. The best performing segment in the quarter was payroll-deduction loans, which grew 93.7% versus the same quarter in the previous year.

Loan Portfolio by Segment (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Middle Market	**1,669.2**	1,477.6	13.0%	985.9	69.3%
Trade Finance	**100.4**	76.1	31.9%	75.7	32.6%
Payroll-Deductions	**305.0**	285.1	7.0%	157.5	93.7%
Vehicles	**108.8**	49.2	121.1%	n.d.	n.d.
Total	**2,183.4**	**1,888.0**	**15.6%**	**1,219.1**	**79.1%**

The trajectory of loan portfolio operations by segment reflects the continuous efforts by Banco Daycoval to increase its market share, maintaining its conservative credit policy, client selectivity, and control over the guarantees offered. Another important part of our strategy is to diversify our loan portfolio by expanding the share of retail lending operations (payroll-deduction and vehicle financing).


June/06
Payroll-Deductible 12.9%
Trade Finance 6.2%
Middle Market / Other 80.9%


March/07
Vehicles 2.6%
Payroll-Deductible 15.1%
Trade Finance 4.0%
Middle Market / Other 78.3%


June/07
Vehicles 5.0%
Payroll-Deductible 14.0%
Trade Finance 4.6%
Middle Market / Other 76.4%

The highlights in the quarter for each of the operating segments of Banco Daycoval follow:

Middle Market: in its main operating segment, Banco Daycoval maintained efforts to continue its strong level of growth. Important initiatives worth to mention were: (i) the inauguration of new branches, expanding our national coverage; (ii) the hiring of new experienced professionals to fill strategic positions at these branches; and (iii) the prospecting of new clients and business in the period, which also contributed to greater diversification of the loan portfolio.

Trade Finance: the strategy to expand the development of operations for financing the import and export activities carried out by Banco Daycoval clients, combined with expansion in the offshore credit lines for this segments with first-tier banks outside of Brazil, contributed to a substantial increase in the operations in this segment.

Payroll-Deduction: the increase in the number of correspondent banks (promoters) and greater number of agreements signed with the various different types of agencies contributed to an increase of 7.0% in the volume of payroll-deduction operations versus the 1Q07 and of 93.7% against the 2Q06. Highlights among the agreements signed by the Bank include those with the INSS social security institute and with State Governments.

Vehicle Financing: the 121.1% growth in the vehicle financing portfolio in relation to the 1Q07 is a result of the continued expansion of the share of this product at the national level, particularly lines for financing used vehicles, and also heavy vehicles and motorcycles. Of the total number of financing applications received in the 2Q07, 31.0% were approved and 15.0% were effectively transformed into loan contracts. This demonstrates that despite the growth recorded, the conservative credit policy adopted by Banco Daycoval is being implemented consistently.

Loan Portfolio Maturities

Outstanding Operations:


June/06
Over 360 days 11.5%
From 181 to 360 days 11.4%
Up to 180 days 77.1%
March/07
Over 360 days 15.4%
From 181 to 360 days 12.6%
Up to 180 days 72.0%
June/07
Over 360 days 16.4%
From 181 to 360 days 12.1%
Up to 180 days 71.5%

Overdue Operations:


June/06
From 181 to 360 days 27.1%
Up to 60 days 46.2%
From 61 to 180 days 26.7%
March/07
Up to 60 days 36.4%
From 181 to 360 days 24.3%
From 61 to 180 days 39.3%
June/07
Over 360 days 0.3%
Up to 60 days 53.5%
From 181 to 360 days 20.9%
From 61 to 180 days 25.3%

Quality of the Loan Portfolio

The efficiency of the management and of the risk policy adopted by Daycoval is demonstrated by the high quality of the loan portfolio, roughly 98% of which has a credit rating ranging from AA to C, in accordance with Central Bank Resolution 2,682. Note that the total overdue portfolio (ratings from D to H) registered a reduction from 3% in the 2Q06 to 2% in the 2Q07. Credit more than 180 days overdue (H rating) continues to consistently represent less than 1% of the total portfolio.

2Q07	*R$ MM*	*%*
AA	6.4	0.3%
A	593.0	27.2%
B	1,477.9	67.7%
C	61.9	2.8%
D	7.4	0.3%
E	12.9	0.6%
F	3.4	0.2%
G	3.2	0.1%
H	17.3	0.8%
Total	**2,183.4**	**100%**


June/06
D-H 3%
AA-C 97%
March/07
D-H 2%
AA-C 98%
June/07
D-H 2%
AA-C 98%

Provision for Loan Losses [1]

Provision for Loan Losses (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Balance at the beginning of the period	**41.4**	44.3	-	32.3	-
Establishment of provision	**10.8**	8.2	31.7%	8.4	28.6%
Write-offs	**(8.1)**	(11.1)	-27.0%	(11.8)	-31.4%
Balance at the End of the Period	**44.1**	**41.4**	**6.5%**	**28.9**	**52.6%**
Provision for loan losses as a percentage of loan portfolio	**2.1%**	2.3%	-0.2 p.p.	2.4%	-0.3 p.p.
Over due loans[2]	**32.6**	26.7	22.1%	25.0	30.4%
Over due loans as a percentage of loan portfolio	**135.3%**	155.1%	-19.8 p.p.	115.6%	19.7 p.p.
Write-off as a percentage of loan portfolio	**0.4%**	0.6%	-0,2 p.p.	1.0%	-0.6 p.p.
Recovered loans	**3.6**	3.3	9.1%	0.2	1,700.0%

[1] Banco Daycoval S.A. – unconsolidated.
[2] Refers to operations over due by more than 14 days, in accordance with Central Bank Resolution 2.682/99.

Given the higher volume of lending operations over the past 12 months, the balance in the provision of loan losses increased by 52.6% and the amount of the provision constituted rose 28.6% to R$ 10.8 million in the quarter. There was also provisioning for new operations even if not overdue, in accordance with the credit-risk levels established by the Brazilian Central Bank. Note that the balance of the provision for loan losses, which represented 2.3% of credit operations in the 1Q07, declined to 2.1% in the 2Q07.

Loan Write-Offs

The reduction of 31.4% in the volume of loans written off as losses versus 2Q06, reflects the continuous refinement of the conservative credit policy of Banco Daycoval, which seeks to impart greater quality to the portfolio of loan operations, linking them to guarantees and client diversification.

Distribution

We currently have 20 branches established in 13 states of Brazil, which provide coverage of all of the country's regions. Before yearend we expect to install new branches with the aim of expanding and consolidating the operations of Daycoval in important cities. In the retail operations (payroll-deduction and vehicle financing), Daycoval uses outsourced teams that receive special training to meet the needs of these operations quickly and efficiently. Our distribution system also features 163 promoters, a number that increased significantly in relation to the figure at end March, when we had 85 promoters (increase of 91.8%).


Number of Branches
9
9
14
20
2004
2005
2006
Jun-07

In addition to this physical presence, our operations draw intensively on information technology resources. Our internet banking system enables any client to perform the majority of their banking transactions remotely, giving our operations a much broader reach. An important achievement in this area was the launch of the new Banco Daycoval website in June of this year.

Funding

Banco Daycoval places a strong priority on the diversification of its funding sources, seeking to ensure the adequacy of its funding activities with the profile of its loan portfolio, with the aim of avoiding any mismatches between maturities and interest rates and ensuring the liquidity needed to take advantage of growth opportunities.

Funding (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Demand deposits	**114.2**	137.4	-16.9%	56.9	100.7%
Time deposits	**1,449.1**	1,289.6	12.4%	976.8	48.4%
Interbank deposits	**91.5**	115.1	-20.5%	92.0	-0.5%
Other deposits	**0.1**	n.d.	n.d.	n.d.	n.d.
Funds from acceptance and issuance of securities	**358.9**	390.2	-8.0%	141.2	154.2%
Borrowing and onlending	**159.0**	123.9	28.3%	52.8	201.1%
Total	**2,172.8**	**2,056.2**	**5.7%**	**1,319.7**	**64.6%**

Funding sources increased to R$ 2.2 billion in the quarter, registering growth of 5.7% against the 1Q07 and of 64.6% versus the 2Q06. Note that the continued diversification of sources has been adequate for controlling liquidity, since it provides the possibility of maintaining high cash balances, which proves efficient during liquidity crises.

Time deposits stood at R$ 1.4 billion on June 30, 2007, representing increases of 12.4% and 48.4% versus the 1Q07 and the 2Q06, respectively. Daycoval continues to maintain a policy of diversification of deposits, lengthening the average term and reducing costs. A breakdown of the Bank's time deposits follows:

Segregation of Time Deposits (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Legal entities	**403.9**	308.8	30.8%	206.1	96.0%
Foundations	**170.4**	152.7	11.6%	74.8	127.8%
Individuals	**156.4**	140.2	11.6%	131.0	19.4%
Financial institutions	**93.8**	59.3	58.2%	59.5	57.6%
Investment funds	**624.6**	628.6	-0.6%	505.4	23.6%
Total	**1,449.1**	**1,289.6**	**12.4%**	**976.8**	**48.4%**

The reduction of 8.0% in the offshore issues line in the quarter from the 1Q07 mainly reflects the appreciation in the Brazilian Real against the U.S. dollar of 6.1% in the period.

The increase in borrowing and onlending obligations of 28.3% versus the 1Q07 was basically due to the increase in the volume of import and export financing.

Financial Highlights

All of the comments made in the sections below refer to the Bank's results in the second quarter of 2007 and the first half of 2007, excluding the extraordinary expenses and the proceeds raised in the Initial Public Offering.

Income from Financial Intermediation

Income from Financial Intermediation (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Loans operations	**144.9**	127.4	13.7%	85.5	69.5%
Securities operations	**36.3**	46.0	-21.1%	19.3	88.1%
Derivatives	**(25.8)**	(17.3)	49.1%	(1.4)	1,742.9%
Foreign exchange operations	**3.3**	2.3	43.5%	5.5	-40.0%
Compulsory investments	**0.5**	0.1	400.0%	n.d.	n.d.
Total	**159.2**	**158.5**	**0.8%**	**108.9**	**46.6%**

Income from financial intermediation in the quarter was R$ 159.2 million, unchanged against the 1Q07 and 46.6% higher than the same period a year ago, due to the robust growth in the loan portfolio. In the first half of 2007 (1H07), income from financial intermediation was R$ 317.8 million, 67.7% higher than the R$ 189.5 million posted in the 1H06. On the same comparison basis, income from loan operations rose 65.0%, while income from securities operations rose 76.6%.

Expenses with Financial Intermediation

Expenses with Financial Intermediation (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Funding	**(71.3)**	(63.4)	12.5%	(42.8)	66.6%
Borrowings and onlendings	**(2.0)**	(8.4)	-76.2%	(5.3)	-62.3%
Provision for loans losses	**(10.8)**	(8.2)	31.7%	(8.3)	30.1%
Total	**(84.1)**	**(80.0)**	**5.1%**	**(56.4)**	**49.1%**

Expenses from financial intermediation totaled R$ 84.1 million in the 2Q07, an increase of 5.1% versus the 1Q07, outpacing the growth in income, which remained stable over the same comparison period, reflecting the higher volume of time deposits raised. In the comparison versus the same period of last year, note that the Selic basic interest rate was cut from 15.25% to 12.0%, a cumulative decline of 3.25 percentage points, which had a favorable impact on the Bank's funding.

Other Operating Income (Expenses)

Other Operating Income (Expenses) (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Income from services provided	**3.6**	3.3	9.1%	2.7	33.3%
Personal expenses	**(11.8)**	(10.7)	10.3%	(8.2)	43.9%
Other administrative expenses (1)	**(14.7)**	(10.6)	38.7%	(20.0)	-26.5%
Tax expenses	**(6.1)**	(6.1)	-	(3.0)	103.3%
Other operating income (2)	**24.9**	19.6	27.0%	2.8	789.3%
Other operating expenses	**(4.4)**	(5.1)	-13.7%	(5.3)	-17.0%
Final Balance	**(8.5)**	**(9.6)**	**-11.5%**	**(31.0)**	**-72.6%**

(1) Excludes non-recurring IPO-related costs in the 2Q07 in the amount of R$ 36.4 million.
(2) Includes the impact of the exchange variation on funding operations amounting to R$ 23 million in the 2Q07, R$ 16.2 million in the 1Q07 and R$ 0.9 million in the 2Q06.

Other operating income and expenses reduced 11.5% in the quarter versus the 1Q07. The variations in the quarter in the following groups in this line are detailed below:

Personnel Expenses

The increases in personnel expenses of 10.3% in relation to the 1Q07 and of 43.9% versus the 2Q06 reflect the increase in the number of new employees hired. The continuous growth in the Bank's activities creates the need for regular hiring and development of professionals, especially in the sales, information technology (IT) and administrative areas.

Other Administrative Expenses

The hike of 38.7% over the 1Q07 is mainly due to the increase in the amount of commissions paid to promoters applicable on the loan operations carried out. The reduction of 26.5% versus the 2Q06 was basically driven by the improvements in the accounting controls for commissions, which allowed for deferment as a result of the flow of the maturities schedule for the credit operations. Note that this accounting procedure was initiated as of January 1st, 2007.

Other Operating Income

Other operating income posted growth of 27.0% and 789.3% versus the 1Q07 and 2Q06, respectively, mainly reflecting the appreciation in the Brazilian Real versus the U.S. dollar of 6.1% in the quarter, of 4.1% in the 1Q07, and of 0.4% in the 2Q06 and was related to the amount of funding denominated in foreign currency, which in the quarters ended June 30, 2007 and March 31, 2007 totaled US$ 185 million, and in the quarter ended June 30, 2006 totaled US$ 65 million.

Efficiency Index

The efficiency index registered a decline of 7.9 percentage points in the quarter versus the 2Q06, given the cost management strategy adopted by Daycoval and the higher income generation excluding the extraordinary expenses involving the capital increase.


Efficiency Index
(%)
31.1
19.7
23.2
2Q06*
1Q07
2Q07**

(*) Excluding impact of the change in accounting procedures.
(**) Excluding the impact of the IPO.

Capital Structure

Shareholders' Equity

The substantial increase of 270.1% in shareholders' equity in the quarter, compared to the 2Q06, reflects mainly the Bank's primary public offer, that raised R$ 936,4 million.

Shareholders' Equity (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Balance at the end of the period	**1,451.2**	497.0	192.0%	392.1	270.1%
Balance at the end of the period (Ex-IPO)	**538.4**	497.0	8.3%	392.1	37.3%

Operating Limit – Basel Agreement

CMN Resolution 2,099/94 established the obligation to maintain the value of shareholders' equity adjusted to the level of risk of the asset structure. The Basel Index (BIS) stood at 51.1% on June 30, 2007 and, excluding the effects from the IPO, the Basel index stood at 20.2%.


BIS Ratio
(%)
21.9
21.7
20.2
2Q06
1Q07
2Q07*

(*) Excluding the impact of the IPO.

Ratings

All of the Bank's credit ratings shown below demonstrate the low level of risk and the financial solidity achieved by Daycoval in its operations. The information obtained by the respective rating agencies are widely considered by the financial market, however, they should not be understood as an investment recommendation for all intent and purpose.

The credit ratings published for Banco Daycoval are shown below.

Agency	Ratings	Last Update	Sites
STANDARD & POOR'S	**A** : National Scale **BB-** : Global Scale	June/07	www.standardandpoors.com.br
FitchRatings	**A** : Stable Perspective	June/07	www.fitchratings.com.br
AUSTIN RATING	**A+** : Stable Perspective	March/07	www.austin.com.br
RISKbank	**Low Risk** for mid-term Index 10.76 – no alert gaps	July/07	www.riskbank.com.br

For more details on credit-rating scales and methodologies, we recommend visiting the websites of the institutions listed above.

Corporate Governance and Investor Relations

The listing of the Bank's shares on the Level 1 corporate governance segment of the São Paulo Stock Exchange (Bovespa) was carried out as part of Daycoval's strategic plan, which envisages the establishment of a long-term partnership with the capital market, seeking to enable the growth of its operations in the country.

The adoption of high levels of corporate governance also demonstrates the commitment of the Company's Management to all of its shareholders, as corroborated by the granting of 100% tag-along rights for all of the Bank's preferred (PN) shares since its listing.

Banco Daycoval currently has a Disclosure and Security Policies and a Code of Ethics, which establish the rules of conduct managing the relationship with all interested parties: employees, clients, suppliers, regulatory organs, society and governments.

Through its Investment Relations (IR) department, Daycoval maintains an IR website on which information is continuously updated, conducts meetings with market analysts and investors, and participates in Brazilian and international roadshows and conferences.

Capital Market

The shares of Banco Daycoval (DAYC4) began trading on the São Paulo Stock Exchange (Bovespa) on June 29, 2007, on the Level 1 segment and included in the Differentiated Corporate Governance Index (IGC).

Since the IPO through July 30, DAYC4 was negotiated in 100% of the trading sessions and accumulated a gain of 7.1%, versus an appreciation of 0.8% in the Ibovespa index.

In the same period, trading volume was 27.1 million shares, with average daily volume of 1,290,700 shares. At the close of trading on July 30 the shares were quoted at R$ 18.20, for market capitalization of the order of R$ 4.1 billion.

Human Resources

Banco Daycoval's goals include becoming one of the best companies to work for in the banking industry. Our people management policy encompasses various differentials, such as offering to employees academic scholarships and specific payroll-deduction credit lines.

The Bank also makes available rapid and direct communication channels aimed at better dissemination of all new developments and procedures among the entire staff, through our intranet and the internal newspaper "Dayconews", which is published on a bimonthly basis.

In June 2007, the Bank had a total of 485 employees, up 15.2% compared to the end of the 1Q07 (421). Note that Banco Daycoval's sales team (front office) alone has 145 employees (118 at end 1Q07).

Upcoming Events

- **2Q07 Earnings Conference Call:**

IN PORTUGUESE	IN ENGLISH
August 1st, 2007 **09:00 AM US EST (10h00 BR)**	**August 1st, 2007** **11:00 AM US EST (12h00 BR)**
Connection number: +55 (11) 2188-0188 **Code: Daycoval**	**Connection number: +1 (973) 935-8893** **Code: 9056260**
Replay: **+ 55 (11) 2188-0188– Code: Daycoval**	**Replay:** **+1 (973) 341-3080**

"This report may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report

Glossary

CDI: Interbank Certificate of Deposit – fixed-income security issued by financial institutions.

Basel index: National Monetary Council (CMN) Resolution 2,099/94, dated August 17, 1994, established the obligation to maintain the value of adjusted shareholders' equity compatible with the degree of risk of the asset structure of certain financial institutions, as defined in the Basel Agreement.

Efficiency Index: defined as the proportion, expressed as a percentage, between (a) the sum of "personnel expenses" and "other administrative expenses" less "depreciation and amortization" (included in other administrative expenses) and (b) the sum of "gross income from financial intermediation" excluding the effects of the "provision for loan losses, "income from services" and "income from foreign exchange variation on funding operations". The efficiency index is not defined by the accounting practices adopted in Brazil. The efficiency index does not have a standardized definition, and thus our definition of the efficiency indicator may not be comparable to the efficiency indicator presented by other companies. The efficiency index is used by Management to measure our operating performance.

Net Financial Margin (NFM): "gross income from financial intermediation" excluding the effects from the "provision for loan losses", plus the "income from foreign exchange variation on funding operations" as a percentage of the average balance of "remunerated assets".

Middle Market: Classification adopted by Banco Daycoval for companies with annual revenue generally between R$ 8.0 million and R$ 300.0 million.

Change in Accounting Practice: deferment of the commission paid to promoters implemented as of January 2007.

Level 1 Corporate Governance: Created on July 26, 2001, this is a special trading segment of the São Paulo Stock Exchange (Bovespa) for listing companies that have administrators and controllers that voluntarily pledge to fulfill requirements in addition to those mandated by law. Among the many commitments required for a company to be classified as Level 1, we highlight: (i) maintain in circulation a minimum portion of 25% of the capital stock; (ii) the holding of public offerings for the placement of shares; (iii) enhancements in the quarterly information published; (iv) fulfillment of transparency rules; (v) disclosure of shareholder agreements and stock option plans; (vi) publishing of an annual calendar of corporate events.

Rating: Analysis effected of the securities issued by a company/government that assesses the credit quality of the issuer.

Central Bank Resolution 2,682: addresses the rating criteria for credit operations and rules for the constitution of provisions for loan losses.

ROE: Return on Equity – Return on Average Net Equity, i.e., the relationship between net income in a specific period divided by average shareholders' equity.

SELIC Rate: The reference rate of the Special System of Clearance and Custody (SELIC) for federal government securities, which functions as Brazil's basic interest rate.

Tag Along: In Brazil, tag-along rights are provided for by Law 10,303/01 (Brazilian Corporate Law), and ensure the extension of the conditions offered to the controlling shareholders, in the event of the sale of the company's control, to the other holders of shares in the company.

Balance Statement (considering the IPO) – R$ thousand

ASSETS	2Q07	1Q07	2Q06
CURRENT + LONG-TERM ASSETS	**5,135,684**	**3,351,547**	**2,332,790**
Cash and cash equivalents	33,743	39,898	12,886
Interbank investments	2,019,235	843,751	732,003
Securities and derivatives	723,970	494,868	333,977
Interbank accounts	29,277	13,687	8,917
Lending operations	2,066,496	1,789,148	1,137,548
Other receivables	218,016	152,845	106,999
Other assets	44,947	17,350	460
PERMANENT ASSETS	**12,604**	**12,315**	**11,353**
Investiments	854	889	889
Property and equipment in use	11,565	11,210	10,351
Deferred charges	185	216	113
TOTAL ASSETS	***5,148,288***	***3,363,862***	***2,344,143***

LIABILITIES	2Q07	1Q07	2Q06
CURRENT + LONG-TERM LIABILITIES	**3,692,310**	**2,863,492**	**1,951,363**
Deposits	1,654,874	1,542,087	1,125,692
Money market funding	1,215,609	574,969	422,989
Funds from acceptance and issuance of securities	358,886	390,156	141,171
Interbank accounts	3,653	25,885	3,125
Interbranch accounts	3,568	6,873	3,423
Borrowings and onlendings	158,990	123,879	52,847
Derivatives	3,228	2,966	7,120
Other payables	293,502	196,677	194,996
DEFERRED INCOME	**4,567**	**3,118**	**634**
MINORITY INTEREST	**246**	**240**	**-**
SHAREHOLDERS' EQUITY	**1,451,165**	**497,012**	**392,146**
Capital			
Brazilian residents	1,359,143	422,737	179,910
Capital reserves			417
Revaluation reserves	2,123	2,149	2,251
Profit reserves	15,985	11,679	29,455
Adjustment to fair value—securities and derivatives	5,369	1,690	(1,167)
Retained earnings	68,545	58,757	181,280
TOTAL LIABILITIES	***5,148,288***	***3,363,862***	***2,344,143***

Quarterly Income Statement (Ex-IPO) - R$ thousand

	2Q07	1Q07	Chg. %	2Q06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**159,236**	**158,537**	**0.4%**	**108,930**	**46.2%**
Lending Operation	144,891	127,442	13.7%	85,505	69.5%
Securities Transactions	36,287	45,976	-21.1%	19,332	87.7%
Derivative Financial Instruments	(25,827)	(17,321)	49.1%	(1,412)	1729.1%
Foreign Exchange Operations	3,349	2,315	44.7%	5,505	-39.2%
Compulsory Investments	536	125	328.8%	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(79,966)**	**5.2%**	**(56,402)**	**49.2%**
Funding Operations	(71,353)	(63,334)	12.7%	(42,782)	66.8%
Borrowing and Onlendings	(2,011)	(8,421)	-76.1%	(5,263)	-61.8%
Allowance for Loan Losses	(10,793)	(8,211)	31.4%	(8,357)	29.1%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,079**	**78,571**	**-4.4%**	**52,528**	**42.9%**
OTHER OPERATING INCOME (EXPENSES)	**(8,484)**	**(9,585)**	**-11.5%**	**(30,940)**	**-72.6%**
Income from Services Provided	3,589	3,304	8.6%	2,747	30.7%
Personnel Expenses	(11,754)	(10,756)	9.3%	(8,255)	42.4%
Other Administrative Expenses	(14,700)	(10,595)	38.7%	(20,010)	-26.5%
Tax Expenses	(6,130)	(6,085)	0.7%	(2,990)	105.0%
Other Operating Income	24,949	19,565	27.5%	2,846	776.6%
Other Operating Expenses	(4,438)	(5,018)	-11.6%	(5,278)	-15.9%
INCOME FROM OPERATIONS	**66,595**	**68,986**	**-3.5%**	**21,588**	**208.5%**
NON-OPERATING EXPENSES	(36)	(52)	-30.8%	4	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**66,559**	**68,934**	**-3.4%**	**21,592**	**208.3%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(20,058)**	**(5,639)**	**255.7%**	**(9,229)**	**117.3%**
Provision for Income Tax	(18,817)	(18,607)	1.1%	(6,996)	169.0%
Provision for Social Contribution Tax	(6,341)	(6,298)	0.7%	(2,233)	184.0%
Deferred Taxes	5,100	19,266	-73.5%	-	-
NET INCOME (LOSS)	**46,501**	**63,295**	**-26.5%**	**12,363**	**276.1%**

Accumulated Income Statement (Ex-IPO) – R$ thousand

	1H07	1H06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**317,773**	**189,498**	**67.7%**
Lending Operation	272,333	165,008	65.0%
Securities Transactions	82,263	46,592	76.6%
Derivative Financial Instruments	(43,148)	(29,116)	48.2%
Foreign Exchange Operations	5,664	7,014	-19.2%
Compulsory Investments	661		
EXPENSES ON FINANCIAL INTERMEDIATION	**(164,123)**	**(104,754)**	**56.7%**
Funding Operations	(134,687)	(84,577)	59.2%
Borrowing and Onlendings	(10,432)	(6,299)	65.6%
Allowance for Loan Losses	(19,004)	(13,878)	36.9%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**153,650**	**84,744**	**81.3%**
OTHER OPERATING INCOME (EXPENSES)	**(18,069)**	**(37,139)**	**-51.3%**
Income from Services Provided	6,893	5,268	30.8%
Personnel Expenses	(22,510)	(15,699)	43.4%
Other Administrative Expenses	(25,295)	(31,602)	-20.0%
Tax Expenses	(12,215)	(7,728)	58.1%
Other Operating Income	44,514	24,245	83.6%
Other Operating Expenses	(9,456)	(11,623)	-18.6%
INCOME FROM OPERATIONS	**135,581**	**47,605**	**184.8%**
NON-OPERATING EXPENSES	(88)	2	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**135,493**	**47,607**	**184.6%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(25,697)**	**(21,598)**	**19.0%**
Provision for Income Tax	(37,424)	(16,243)	130.4%
Provision for Social Contribution Tax	(12,639)	(5,355)	136.0%
Deferred Taxes	24,366	-	-
NET INCOME (LOSS)	**109,796**	**26,009**	**322.1%**
INTEREST ON OWN CAPITAL	(13,366)	-	-
EARNINGS PER SHARE (R$):	**0.49**	**8.00**	**-93.8%**
NUMBER OF SHARES:	**222,633,512**	**3,251,132**	**n.d.**

Quarterly and Accumulated Income Statement (Considering the IPO) – R$ thousand

	2Q07	1H07
INCOME FROM FINANCIAL INTERMEDIATION	**159,794**	**318,331**
Lending Operation	144,891	272,333
Securities Transactions	36,845	82,821
Derivative Financial Instruments	(25,827)	(43,148)
Foreign Exchange Operations	3,349	5,664
Compulsory Investments	536	661
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(164,123)**
Funding Operations	(71,353)	(134,687)
Borrowing and Onlendings	(2,011)	(10,432)
Allowance for Loan Losses	(10,793)	(19,004)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,637**	**154,208**
OTHER OPERATING INCOME (EXPENSES)	**(44,914)**	**(54,499)**
Income from Services Provided	3,589	6,893
Personnel Expenses	(11,754)	(22,510)
Other Administrative Expenses	(51,130)	(61,725)
Tax Expenses	(6,130)	(12,215)
Other Operating Income	24,949	44,514
Other Operating Expenses	(4,438)	(9,456)
INCOME FROM OPERATIONS	**30,723**	**99,709**
NON-OPERATING EXPENSES	(36)	(88)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**30,687**	**99,621**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(7,862)**	**(13,501)**
Provision for Income Tax	(9,849)	(28,456)
Provision for Social Contribution Tax	(3,113)	(9,411)
Deferred Taxes	5,100	24,366
NET INCOME (LOSS)	**22,825**	**86,120**
INTEREST ON OWN CAPITAL	(13,366)	(13,366)
EARNINGS PER SHARE (R$):	**0.10**	**0.39**
NUMBER OF SHARES:	**222,633,512**	**222,633,512**



Conference Call
3Q07 Results

October 2007

DAYC4 NÍVEL 1 · igc · itag

BancoDaycoval

Index

Overview



- Focused on credit to middle market companies
- Complete line of financial products to meet client's needs
- Loans always backed by guarantees
  (Expertise in monitoring and flexibility in mix formatting)
- More than 3,000 active clients
- Capital Structure reflects Bank's conservative approach
  (Basel Index always superior 20%, above the market's average)
- 25 branches and more than 580 employees

Net Income

BancoDaycoval

9M07 was 67% higher than total amount recorded in 2006

R$ Million



169%
103%
63
101
169
29
59
9M06(*)
2006(*)
9M07(**)
3Q06(*)
3Q07(**)

*Adjusted due to change in accounting practice
**Ex-IPO Expenses

Adjusted Net Income

BancoDaycoval

Payment of 3Q07 ISE[1] would increase net income in R$ 8 million

R$ Million



ISE Impact
63
101
177
8
29
67
8
9M06(*)
2006(*)
9M07(**)
3Q06(*)
3Q07(**)

* Adjusted due to change in accounting practice
**Ex-IPO Expenses

1 ISE: Interest on Shareholders' Equity

Return on Average Equity[1]

ROAE Annualized

BancoDaycoval

- **9M07 ROAE was 6.6 p.p. higher than 9M06, even considering the capital increase due IPO**

ROAE - % - *p.a.*



ISE Impact
21.8
25.4
49.8
29.7
1.3
28.4
9M06(*)
2006(*)
1H07(**)
9M07(**)
19.5
30.9
40.8
44.5
40.5
19.3
2.4
16.9
2Q06(*)
3Q06(*)
4Q06(*)
1Q07
2Q07(**)
3Q07(***)

* Adjusted due to change in accounting practice
** Ex-IPO Impacts
*** Ex-IPO Expenses

1 ROAE: Return on Average Net Equity, i.e., the relationship between net income in a specific period divided by average shareholders' equity.

Net Interest Margin[1]
NIM Annualized

BancoDaycoval

- **NIM remained above 12%, even after increase in the average remunerated assets**

- NIM Annualized - %


12.1%
14.3%
13.6%
12.6%
14.6%
12.1%
2006
1Q07
1H07
9M07
3Q06
3Q07

[1] Net Interest Margin (NIM): "gross income from financial intermediation" excluding the effects from the "provision for loan losses", plus the "income from foreign exchange variation on funding operations" as a percentage of the average balance of "remunerated assets".

Total Loan Portfolio

BancoDaycoval

- Growth of 98% during the last 12 months and 29% above last quarter

- R$ Million



1,424
1,639
1,888
2,183
2,826
98%
29%
9M06
2006
1Q07
1H07
9M07

Total Loan Portfolio

BancoDaycoval

Confirming strategy of diversify the loan portfolio:

2Q07 Loan Portfolio: Middle Market + Trade Finance = 81%; Retail = 19%

3Q07 Loan Portfolio: Middle Market + Trade Finance = 78%; Retail = 22%

2Q07 - % Total Loan Portfolio



5
14
5
76
Middle Market / Others
Trade Finance
Payroll
Auto Loans

3Q07 - % Total Loan Portfolio



6
14
8
72
Middle Market / Others
Trade Finance
Payroll
Auto Loans



Middle Market / Others



Autos



100
REAIS
Payroll

Middle Market

BancoDaycoval

- Growth supported by opening new branches and increase of front-office team

- R$ Million



76%
20%
1,141
1,379
1,478
1,669
2,007
9M06
2006
1Q07
1H07
9M07

Middle Market - September 2007

Commercial Portfolio [1]

- 93% of the clients have operations with a volume below R$ 4 MM
- 62% of the clients with a volume below R$ 500,000
- Less than 2% of the clients with a volume above R$ 10 MM

Final Balance R$ MM	Per Volume	Per Clients
< 500,000	6.1%	62.4%
0.5 to 1 million	7.4%	12.0%
1 to 2 million	12.1%	10.0%
2 to 3 million	12.8%	6.1%
3 to 4 million	8.1%	2.7%
4 to 5 million	5.6%	1.4%
5 to 10 million	21.0%	3.5%
> 10 million	26.9%	1.9%
Total		100.0%

[1] Excluding FIDC.

Trade Finance

BancoDaycoval

Increase of trade finance operations to middle market companies

- R$ Million



131%
78%
77
76
76
100
178
9M06
2006
1Q07
1H07
9M07

Daycred

- **Daycred is a brand created for the Daycoval retail business, that offers a wide range of products, complementing the Banks operation:**

- Daycred Private Payroll
- Daycred Public Payroll
- Daycred Civil Servants and Military
- Daycred INSS
- Daycred Vehicles



- **2 new retail products already initiated operation**
  - Real State - Payroll-deducted loans
  - Retail Consumer Credit (CDC)

Daycred Payroll-Deduction Loans

DayCred

BancoDaycoval

- Growth of 104% during last 12 months

- R$ Million



104%
34%
201
236
285
305
410
9M06
2006
1Q07
1H07
9M07

Daycred Payroll-Deduction Loans

DayCred

BancoDaycoval

Origination increase supported by new loan agreements

Total Portfolio 3Q07 - R$ 410 MM



11%
7%
1%
13%
41%
27%
INSS
Federal Government
Army
Municipalities
Others
Private

Total Origination 3Q07 - R$ 149 MM



12%
2%
17%
26%
19%
24%
INSS
Federal Government
Army
Municipalities
Others
Private

Total Origination 2Q07 = R$ 84 MM
3Q07 vs. 2Q07 = +77%

Daycred Auto Loans

DayCred

BancoDaycoval

- Auto loans origination reached R$ 131 million in the 3Q07, 108% above 2Q07

- R$ Million



24
1%
27%
72%
49
2%
22%
76%
109
6%
22%
72%
232
10%
17%
73%
105%
121%
113%
2006
1Q07
2Q07
3Q07
Small Vehicles
Motorcycles
Heavy-duty Vehicles

Funding

BancoDaycoval

- Total R$ 2.4 billion - lower cost operations and diversified sources


10%
9%
4%
14%
63%
Time Deposits
Foreign Borrowings
Borrowings and onlendings
Interfin. Deposits
Deposits + Others

- R$ Million


69%
13%
1,447
1,868
2,056
2,173
2,448
9M06
2006
1Q07
1H07
9M07

Ratings

- **Acknowledgements presented by ratings highlighting the solid position of Daycoval**

Agency	Ratings	Last Update
STANDARD & POOR'S	**A** : National Scale **BB-** : Global Scale	Jun-07
FitchRatings	**A** : Stable Perspective	Jun-07
AUSTIN RATING	**A+** : Stable Perspective	Mar-07
RISKbank	**Low Risk** - mid term Index 10.99 – no alert gaps 4th place - Overall Ranking	Sep-07

Quality of Loan Losses

- **Excellent quality of the loan portfolio, roughly 98% has a credit rating of AA to C**



D-H
1.9%
AA-C
98.1%

- **Total Loan Portfolio** - *R$ Million*



1,425
2.4%
1,639
2.4%
1,888
2.3%
2,183
2.1%
2,826
2.0%
9M06
2006
1Q07
1H07
9M07
Provisions as % of Loan Portfolio

3Q07 (*)	Portfolio R$ MM	%	Provision R$ MM
AA	19	0.7%	-
A	1,028	37.8%	5
B	1,549	56.9%	16
C	73	2.7%	2
D	9	0.3%	1
E	11	0.4%	3
F	6	0.2%	3
G	4	0.2%	3
H	22	0.8%	22
Total	2,720	100.0%	55

(*) Does not include FIDC (R$ 106.1 MM)

Quality of Loan Portfolio

Breakdown per segment

BancoDaycoval

- Loan Loss Provision (LLP) final balance of the middle market and others remained stable compared with 2Q07. Payroll and auto loans segments decreased in the same comparison bases

Middle Market + Trade Finance + Others		
3Q07	Portfolio R$ MM	%
AA - C	2,044	98.3%
D - G	20	0.9%
H	15	0.7%
Total	2,079	100.0%
LLP Final Balance 3Q07		2.0%
LLP Final Balance 2Q07		2.0%

Payroll		
3Q07	Portfolio R$ MM	%
AA - C	398	97.2%
D - G	5	1.3%
H	6	1.5%
Total	410	100.0%
LLP Final Balance 3Q07		2.5%
LLP Final Balance 2Q07		3.2%

Auto Loans		
3Q07	Portfolio R$ MM	%
AA - C	227	97.8%
D - G	4	1.8%
H	1	0.4%
Total	232	100.0%
LLP Final Balance 3Q07		1.5%
LLP Final Balance 2Q07		1.7%

Efficiency Ratio[1]

BancoDaycoval

Improvement of the efficiency ratio thanks to the costs management allied to greater income generation

	3Q07	3Q06	Chg.%	2Q07	Chg.%
Personnel Expenses	(13.8)	(8.3)	66.3%	(11.8)	16.9%
Comission Expenses (total)	(7.2)	(2.3)	213.0%	(3.8)	89.5%
Other Administrative Expenses (1)	(12.0)	(9.7)	23.7%	(10.9)	10.1%

(1) Ex-IPO Expenses (R$ 1.4 million in the 3Q07 and R$ 36.4 million in the 2Q07)

Efficiency Ratio - %



-4,6 pp
-2,3 pp
26.4%
29.6%
19.7%
21.5%
21.8%
24.4%
22.1%
9M06(*)
2006(*)
1Q07
1H07(**)
9M07(**)
3Q06(*)
3Q07(***)

* Adjusted due to change in accounting practice
** Ex-IPO Impacts
*** Ex-IPO Expenses

[1] Efficiency ratio is used by management to measure operating performance.

Shareholders' Equity and Basel Index (BIS)[1]

BancoDaycoval

High level of capitalization and low leverage

Shareholders' Equity - *R$ Million*



420
1,451
913
538
1,504
3Q06
2Q07
3Q07
IPO

BIS - *%*



20.9%
51.1%
41.2%
3Q06
2Q07
3Q07

[1] Measure degree of risk of the asset structure of the Bank, as defined in the Basel Agreement – Central Bank Limit = 11%.

Investor Relations and Share's Performance

BancoDaycoval

IR 3Q07 main achievements:

- Retained a Market Maker;
- Presence in 2 local conferences and 1 international;
- Held more than 50 meetings and answered about 120 calls;
- New IR website tools implemented.

DAYC4
NÍVEL1
BOVESPA BRASIL

Share's Performance:

September 28, 2007	
Preferred Shares (million)	64.3
Share Price (DAYC4) (R$/share)	17.85
Book Value (R$/share)	6.76
Avg. Daily Traded Vol. 3T07 (R$ million)	12.9
Market Capitalization (R$ billion)	4.0

Banco Daycoval as an investment opportunity...

- Tradition tied to a solid capital structure
- Track record of growth and profitability
- Successful business model in a segment under strong expansion
- New products and expansion to new regions to enhance strategy's sustainability
- Scale gains, maintaining a high quality in the loan portfolio
- Corporate Governance aligned with the best market practices


Daycoval

Morris Dayan
Executive IR Officer

Carlos Dayan
Commercial Executive Officer

Carlos Lazar
IR Superintendent

Gustavo Schroden
IR Manager

Phone: +55 (11) 3138.1024/1025
ri@daycoval.com.br

"This report may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle-market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report".

DAYC4 NÍVEL 1 igc itag

BancoDaycoval

Banco Daycoval

RECEIVED
APR 16 A
INTER
RATE

2Q07 Results Presentation

August 1, 2007



DAYC4 NÍVEL1 BOVESPA BRASIL

Summary

About Daycoval

- Focused on credit to middle market companies (gross revenues between US$4 mm and US$150 mm per year)
- Wide-range of products to middle market clients
- Loans always backed by guarantees, mostly receivables
- National Footprint: 20 branches in 13 states of Brazil
- More than 3,000 active clients
- Recognized as the best bank focused on middle market for the last years by FGV and Gazeta Mercantil



FGV & CONJUNTURA ECONÔMICA (2006)



Gazeta Mercantil & Austin Rating (2005, 2006, 2007)



20 Branches

5 New Branches to be opened in 2H07 (Alphaville, Belém, Cuiabá, Goiânia and Guarulhos)

Offering Summary

Offering Structure	▸ Initial Public Offering in Brazil, with international placement efforts under Rules 144A/ REG S
Shares Offered	▸ 64.2 million preferred shares with 100% Tag Along rights - 29% under Free Float
Price and offering Size	▸ R$ 17.00 / share - Total of R$ 1.1 billion - 86% primary, 14% secondary
Investors	▸ Foreigners (70%) e Local (30%)
Book runners	Goldman Sachs; UBS Investment Bank

Capital Structure (post-IPO)


7%
64%
29%

- Daycoval Holding Financeira S/A
- Controlling Shareholders (Family)
- Free Float

Net Income – R$ Million

- 1H07 Net Income higher than the figure recorded in 2006


20% CAGR
+74%
+164%
70
85
101
63
19
44
110
18
47
2004*
2005*
2006*
1Q07
1H07**
2Q06*
2Q07**
Net Income
Tax Credit

*Adjusted due to change in accounting practice.
** Ex-IPO = R$ 23.7 million.

Return on Equity (ROE) - Annualized

- ROE recorded over the last 3 quarters remained close to 40%


63.3%
23.2%
49.8%
20.6%
24.2%
25.4%
44.5%
2004*
2005*
2006*
1Q07
1H07
ROE
Tax credit


19.5%
30.2%
39.7%
44.5%
40.5%
2Q06*
3Q06*
4Q06*
1Q07
2Q07**

* Ex-IPO – R$ 23.7 million

** Adjusted due to change in accounting practice

Net Interest Margin (NIM) - Annualized

- Net Interest Margin remained stable in 2Q07 compared to 2Q06


14.2%
13.1%
12.1%
14.3%
13.6%
-0.7 p.p.
2004
2005
2006
1Q07
1H07
13.6%
13.4%
-0.2 p.p.
2Q06
2Q07

Total Loan Portfolio – R$ Million

- Trajectory of loan portfolio operations by segment reflects the continuous efforts to increase its market share


59% CAGR
+16%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07


+79%.
1,219
2,183
2Q06
2Q07
Vehicles 5%
Payroll-Deduction 14%
Trade Finance 5%
Middle Market / Other 76%

Middle Market and Trade Finance – R$ Million

- Middle Market: increase supported by new branches and commercial initiatives


58% CAGR
+13%
649
914
1,379
1,478
1,669
2004
2005
2006
1Q07
1H07


+69%
986
1,669
2Q06
2Q07

- Trade Finance: higher number of import and export loan operations


+32%
24
26
76
76
100
2004
2005
2006
1Q07
1H07


+33%
76
100
2Q06
2Q07

Payroll-Deduction Loans – R$ Million

- Growth of 93% during the last 12 months mainly due to agreements with the INSS and the Federal Government


+7%
3
67
236
285
305
2004
2005
2006
1Q07
1H07


+94%
158
305
2Q06
2Q07

INSS	47%
Federal Government	29%
Army	11%
Municipalities	8%
Other	4%
Private	1%

Vehicles – R$ Million

- Growth of 121% over the last 12 months motivated mainly by used vehicles loans


109
6%
22%
72%
+121%
49
2%
22%
76%
+105%
24
1%
27%
72%
2006
1Q07
2Q07
Small Vehicles
Motorcycles
Large Vehicles

Quality of Loan Portfolio

- High quality of the loan portfolio, roughly 98% of which has a credit rating ranging from AA to C


2.9%
3.0%
2.4%
2.3%
2.1%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07
Loan Portfolio - R$ MM
Provisions / Loan Portfolio


2Q07
D-H
2%
AA-C
98%

2Q07	R$ MM	%
AA	6	0.3%
A	593	27.2%
B	1,478	67.7%
C	62	2.8%
D	8	0.3%
E	13	0.6%
F	3	0.2%
G	3	0.1%
H	17	0.8%
Total	2,183	100%

Funding

- Total funding reached R$ 2.2 billion with a diversified resource base


57% CAGR
+6%
+65%
754
1,226
1,868
2,056
2,173
1,320
2,173
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Efficiency Index

- Improvement of the efficiency index in 2Q07, thanks to the management of administrative costs, allied to greater income generation

	2Q07	1Q07	Chg. %	2Q06	Chg. %
Personnel Expenses	**(11.8)**	(10.7)	10.3%	(8.2)	43.9%
Other Administrative Expenses (1)	**(14.7)**	(10.6)	38.7%	(20.0)	-265.0%

(1) Ex-IPO Expenses – R$ 36.4 million.


+2.5 p.p
+1.8 p.p
27.1%
34.4%
29.6%
19.7%
21.5%
2004*
2005*
2006*
1Q07
1H07


-7.9 p.p.
31.1%
23.2%
2Q06*
2Q07

* Adjusted due to change in accountimg practice.

Shareholder's Equity and Basel Index

- IPO promoted an increase of 192% in the Shareholder's Equity

- Shareholder's Equity (R$ MM)


1,451
192%
27%
392
497
913
538
2Q06
1Q07
2Q07
Shareholder's Equity
IPO

- Basel Index (%)


-0.2 p.p
-1.5 p.p
21.9%
21.7%
20.2%
2Q06
1Q07
2Q07*

* Ex-IPO..

Ratings

- Acknowledgements presented by ratings highlighting the solid position of Banco Daycoval

Agency	Ratings	Last Update
STANDARD &POOR'S	**A :** National Scale **BB- :** Global Scale	Jun-07
FitchRatings	**A :** Stable Perspective	Jun-07
AUSTIN RATING	**A+ :** Stable Perspectivel	Mar-07
RISKbank	Low Risk for mid-term Index 10.76 – no alert gaps	Jul-07

Conclusion and Outlook

- Expressive rise in the Equity after the IPO;
- Profitability: 3 consecutive quarters with ROE close to 40%;
- The hefty growth of the credit portfolio should hold in the next quarters, especially in the Middle Market and Retail segments;
- Maintenance of a conservative credit policy with client selectivity and control of the offered guarantees;
- The credit portfolio's quality remains at comfortable levels, with the operations with maturities over 180 days accounting for less than 1% of the total portfolio;
- Efficiency rate of 23.2% in the 2Q07, achieved through the efficient management of administrative costs, combined with higher revenue generation;
- New corporate governance and investor relations initiatives under way.

Contacts

For more information about this presentation or about the Daycoval:

Morris Dayan
IR Officer

Carlos Lazar
IR Superintendent

Tel: +55 (11) 3138-1024
ri@daycoval.com.br

DAYC4 NÍVEL1 BOVESPA BRASIL

"This document may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report

BancoDaycoval

RECEIVED
APR 16 A 11:24
INTERNATIONAL
ATE FINANCE


Daycoval

1Q07 Earnings Release

BancoDaycoval



About Banco Daycoval

- Focus on Credit to Middle-Market segment
- Credit to Individuals via Payroll-Deduction loans and Vehicle loans
- Various awards for Best Bank in Middle-Market Segment in Brazil
- Almost 40 years of operations in Brazil
- Nationwide Presence through 20 Branches in 13 States

Ownership Structure



15%
85%
Daycoval Holding Financeira S/A
Other Shareholders from the Family

167.6 million shares

BancoDaycoval



Competitive Advantages

- Focus on credit to Middle-Market Companies;
- Significant Presence in Middle-Market Segment;
- Financial Solidity and Conservative Risk Profile;
- High-Quality Loan Portfolio;
- Strong Growth Potential and Improved Marginal Costs;
- Agile and Efficient New-Product Development;
- Commitment to Corporate Governance Best Practices.



FGV & *CONJUNTURA ECONÔMICA*
(2006)



Gazeta Mercantil & Austin Rating
(2005, 2006, 2007)


PRÊMIO
Balanço
Financeiro
2006
VENCEDOR
DA CATEGORIA
Bancos - Middle
Market
GAZETA MERCANTIL

BancoDaycoval



Strategy

- Maintain and concentrate focus on Middle-Market segment
- Expand operations in the retail segment
- Greater diversification of funding sources
- Maintain financial solidity
- Maintain the high growth levels posted in recent years



BancoDaycoval



Net Income (R$ Million)



63
19
44
193.3%
15
14
1Q06
1Q07
Net Income
Change in Accounting Practice
Tax Credit

Shareholders' Equity (R$ Million)



30%
382
497
1Q06
1Q07

BancoDaycoval



Loan Portfolio (R$ Million)



77%
50
102
914
1.066
76
334
1,448
1.888
1Q06
1Q07
Trade Finance
Payroll Deductible Loans + Vehicles
Middle Market

Portfolio Composition* (R$ Million)



2.9%
1.0%
1.3%
23.3%
71.5%
AA, A
B
C
D, E
F, G, H

* By level of risk

BancoDaycoval

Funding (R$ Million)


73%
60
76
145
836
1.117
115
137
390
1.290
1.932
1Q06
1Q07
Interbank Deposits
Demand Deposits
Funds from acceptance and issuance of securities
Time Deposits

Basel Index


- 1.6 p.p.
23.3%
21.7%
1Q06
1Q07

BancoDaycoval



Net Interest Margin (NIM)*



3.4 p.p.
8.7%
12.1%
1Q06
1Q07

* Annualized

ROE



48.9 p.p.
18.8%
3.6%
15.2%
67.7%
44.5%
1Q06
1Q07
ROE
Tax Credit
Change in Accounting Practice

BancoDaycoval



For further information about the presentation or Banco Daycoval, please contact:

Morris Dayan

Executive and Investor Relations Officer

Tel: +55 (11) 3138-0504

ir@daycoval.com.br





BancoDaycoval

Investors Presentation

2Q07

DAYC4
NÍVEL1
BOVESPA BRASIL

RECEIVED
2008 APR 16 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Summary

Successful History in the Brazilian Banking Sector

- **The history of Banco Daycoval starts in 1952**


In Lebanon, Salim A. Dayan Maison Bancaire opens, starts its operations
1952
Opening of brokerage and security house Daycoval DTVM
1968
Daycoval began operating as a bank, Banco Daycoval S.A., focused on credit to middle market companies
1989
First branch in São Paulo using the pioneer concept of "low cost branch"
1994
Foreign-exchange portfolio, start of trade finance operations
1995
First branch outside city of São Paulo: Campinas
1997
First branch outside the State of São Paulo
2003
Creation of Daycoval Asset Manag. Beginning of consumer finance, mainly in payroll lending
2004
New headquarters on Avenida Paulista
2005
DAYC4
NÍVEL1
BOVESPA BRASIL
IPO
2007

Offering Summary

Offering Structure	▸ Initial Public Offering in Brazil, with international placement efforts under Rules 144A/ REG S
Shares Offered	▸ 64.2 million preferred shares with 100% Tag Along rights - 29% under Free Float
Price and offering Size	▸ R$ 17.00 / share - Total of R$ 1.1 billion - 86% primary, 14% secondary
Investors	▸ Foreigners (70%) e Local (30%)
Book runners	Goldman Sachs; UBS Investment Bank

Capital Structure (post-IPO)


7%
64%
29%
Daycoval Holding Financeira S/A
Controlling Shareholders (Family)
Free Float

DAYC4 NÍVEL1 BOVESPA BRASIL





BancoDaycoval

About Banco Daycoval

DAYC4
NÍVEL1
BOVESPA BRASIL

Daycoval at a Glance

- Focused on credit to middle market companies (gross revenues between US$4 mm and US$150 mm per year)
- Wide-range of products to middle market clients
- Loans always backed by guarantees, mostly receivables
- National Footprint: 20 branches in 13 states of Brazil
- More than 3,000 active clients
- Recognized as the best bank focused on middle market for the last years by FGV and Gazeta Mercantil





FGV & CONJUNTURA ECONÔMICA (2006)



Gazeta Mercantil & Austin Rating (2005, 2006, 2007)



20 Branches

5 New Branches to be opened in 2H07 (Alphaville, Belém, Cuiabá, Goiânia and Guarulhos)

Our Products

- Diversified products line designed to attend all the client's needs



Trade Finance
Investments
Asset Management
Middle Market
DayCred (Retail)

Our Staff

- **145 employees in the commercial front line**

Level	2004	2005	2006	Jun/07
Director	5	5	5	5
Superint.	3	6	6	7
General Manag.	0	14	20	25
Area Manager	14	10	15	18
Commercial Manag.	45	66	65	120
Supervision	18	14	22	27
Technical	131	150	221	288
Trainee	1	1	6	12
Total	**217**	**266**	**360**	**502**





BancoDaycoval

Sector Overview

DAYC4
NÍVEL1
BOVESPA BRASIL

Credit Growth in Brazil

- **Credit sector has benefited and will continue to benefit from an environment of declining interest rates and as a result it experienced a strong expansion over the last years**

- Nominal Interest Rates (SELIC)



32.0%
28.0%
24.0%
20.0%
16.0%
12.0%
8.0%
29.0%
19.0%
15.8%
19.1%
24.9%
16.3%
17.8%
18.1%
13.2%
12.0%
11.2%
10.2%
9.7%
9.3%
8.9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
2011E

Source: Central Bank of Brazil and Focus Report

- Economic stability will allow the continuous growth of the credit in Brazil

- Brazil's Credit Volume (R$ billion)



CAGR (04-06) = 21.2%
21.0%
418
499
607
733
626
757
2003
2004
2005
2006
1Q06
1Q07

Source: Central Bank of Brazil

- Brazil - Credit as % of GDP



Room for growth
26%
27%
28%
31%
29%
31%
55%
125%
2003
2004
2005
2006
1Q06
1Q07
Emerging Markets1
Mature Markets2

Source: National Bureau of Economic Research

Notes:

1 Average of China, Thailand, Chile, Bolivia, Uruguay, Philippines, India, Argentina, Mexico and Russia in 2004

2 Average of Switzerland, US, England, Germany, Denmark, Japan, Canada in 2004

Credit to Middle Market Companies

- **Credit to middle market accounts for a significant portion of the credit to companies**

- Credit to Companies Breakdown by Size (Feb/07)


Up to R$100 thousand 18.8%
R$76 bn
More than R$10 million 39.0%
R$158 bn
R$171 bn
R$100 thousand to R$10 million 42.2%

Source: Central Bank of Brazil

- Credit to Companies up to R$10 million (R$ billion)


CAGR (04-06) = 18.2%
16.0%
180
211
251
213
247
70%
69%
70%
68%
69%
30%
31%
30%
32%
31%
2004
2005
2006
Feb-06
Feb-07
Up to R$100 thousand
R$100 thousand to R$10 million

Source: Central Bank of Brazil

- Daycoval has less than 1% of market share in the middle market
- Daycoval grows faster than the average of the market

Increase market share overtime





BancoDaycoval

Financial and Operational Performance

DAYC4
NÍVEL1
BOVESPA BRASIL

Net Income – R$ Million

- 1H07 Net Income higher than the figure recorded in 2006


20% CAGR
70
85
101
+74%
63
19
44
110
+164%
18
47
2004*
2005*
2006*
1Q07
1H07**
2Q06*
2Q07**
Net Income
Tax Credit

*Adjusted due to change in accounting practice.
** Ex-IPO = R$ 23.7 million.

Return on Equity (ROE) - Annualized

- ROE recorded over the last 3 quarters remained close to 40%


63.3%
23.2%
49.8%
20.6%
24.2%
25.4%
44.5%
2004*
2005*
2006*
1Q07
1H07
ROE
Tax credit


19.5%
30.2%
39.7%
44.5%
40.5%
2Q06*
3Q06*
4Q06*
1Q07
2Q07**

* Adjusted due to change in accounting practice
** Ex-IPO - R$ 23.7 million

Net Interest Margin (NIM) - Annualized

- Net Interest Margin remained stable in 2Q07 compared to 2Q06


-0.7 p.p.
14.2%
13.1%
12.1%
14.3%
13.6%
2004
2005
2006
1Q07
1H07


-0.2 p.p.
13.6%
13.4%
2Q06
2Q07

Total Loan Portfolio – R$ Million

- Trajectory of loan portfolio operations by segment reflects the continuous efforts to increase its market share


59% CAGR
+16%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07


+79%.
1,219
2,183
2Q06
2Q07
Vehicles 5%
Payroll-Deduction 14%
Trade Finance 5%
Middle Market / Other 76%

Middle Market – R$ Million

- Middle Market: increase supported by new branches and commercial initiatives


58% CAGR
+13%
+69%
649
914
1,379
1,478
1,669
986
1,669
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Trade Finance – R$ Million

- Trade Finance: higher number of import and export loan operations


+32%
24
26
76
76
100
2004
2005
2006
1Q07
1H07


+33%
76
100
2Q06
2Q07

Payroll-Deduction Loans – R$ Million

- Growth of 93% during the last 12 months mainly due to agreements with the INSS and the Federal Government


+7%
285
305
236
67
3
2004
2005
2006
1Q07
1H07


+94%
158
305
2Q06
2Q07

INSS	47%
Federal Government	29%
Army	11%
Municipalities	8%
Other	4%
Private	1%

Vehicles – R$ Million

- Growth of 121% over the last 12 months motivated mainly by used vehicles loans



109
6%
22%
72%
+121%
49
2%
22%
76%
+105%
24
1%
27%
72%
2006
1Q07
2Q07
Small Vehicles
Motorcycles
Large Vehicles

Quality of Loan Portfolio

- **High quality of the loan portfolio, roughly 98% of which has a credit rating ranging from AA to C**


2.9%
3.0%
2.4%
2.3%
2.1%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07
Loan Portfolio - R$ MM
Provisions / Loan Portfolio


2Q07
D-H
2%
AA-C
98%

2Q07	R$ MM	%
AA	6	0.3%
A	593	27.2%
B	1,478	67.7%
C	62	2.8%
D	8	0.3%
E	13	0.6%
F	3	0.2%
G	3	0.1%
H	17	0.8%
Total	2,183	100%

Funding

- Total funding reached R$ 2.2 billion with a diversified resource base


57% CAGR
754
1,226
1,868
2,056
2,173
+6%
2004
2005
2006
1Q07
1H07


+65%
1,320
2,173
2Q06
2Q07

Efficiency Index

- **Improvement of the efficiency index in 2Q07, thanks to the management of administrative costs, allied to greater income generation**

	2Q07	1Q07	Chg. %	2Q06	Chg. %
Personnel Expenses	**(11.8)**	(10.7)	10.3%	(8.2)	43.9%
Other Administrative Expenses (1)	**(14.7)**	(10.6)	38.7%	(20.0)	-265.0%

(1) Ex-IPO Expenses – R$ 36.4 million.


+2.5 p.p
+1.8 p.p
27.1%
34.4%
29.6%
19.7%
21.5%
2004*
2005*
2006*
1Q07
1H07


-7.9 p.p.
31.1%
23.2%
2Q06*
2Q07

* Adjusted due to change in accountimg practice.

Shareholder's Equity and Basel Index

- **IPO promoted an increase of 192% in the Shareholder's Equity**

- Shareholder's Equity (R$ MM)


27%
192%
392
497
1,451
913
538
2Q06
1Q07
2Q07
Shareholder's Equity
IPO

- Basel Index (%)


-0.2 p.p
-1.5 p.p
21.9%
21.7%
20.2%
2Q06
1Q07
2Q07*

* Ex-IPO.

Ratings

- **Acknowledgements presented by ratings highlighting the solid position of Banco Daycoval**

Agency	Ratings	Last Update
STANDARD &POOR'S	**A** : National Scale **BB-** : Global Scale	Jun-07
FitchRatings	**A** : Stable Perspective	Jun-07
AUSTIN RATING	**A+** : Stable Perspective	Mar-07
RISKbank	Low Risk for mid-term Index 10.76 – no alert gaps	Jul-07





BancoDaycoval

Corporate Governance and Strategy

DAYC4
NÍVEL1
BOVESPA BRASIL

High Standards of Corporate Governance


Board of Directors
4 members - 2 independents
100% Tag Along (PN shares)
Code of Ethics
Transparency
Dividends Policy
Investor Relations
DAYC4
NÍVEL1
Market Maker

Professional Senior Executives

- 12 senior executives responsible for all areas of the bank
- Average of 6 years at Daycoval and 26 years in the Banking industry

Compensation Policy

- Stock based plan:
  - Under implementation
- Profit sharing plan:
  - All sales managers are eligible

Business Strategy

- **Daycoval will continue to pursue a focused growth strategy, based on its ongoing businesses and taking advantage of market opportunities**

IPO

- Expand capital base
- Reduce cost of funding
- Accelerate the growth strategy

Funding

- Diversify funding:
  - notes
  - FIDC (CDO's)
  - Deposits

Credit Growth

- Geographical expansion
- Increase number of sales managers
- Increase number of products
- Expand growth opportunities on consumer finance, payroll lending and auto loans

Conservative Approach

- Low Leverage
- High liquidity: minimum of 30% of deposits in cash
- Loans always backed by guarantees
- Low deliquency

VALUE CREATION

Investment Highlights

- Sustainable Growth on the Middle Market Segment
- High Quality Middle Market Credit Portfolio
- Growth Potential with Low Marginal Costs
- Conservative and Solid Financial Position
- Capacity to Take Advantage of Market Opportunities
- High Standards of Corporate Governance and Experienced Management Team

Contacts and Disclaimer

For more information about this presentation or about the Daycoval:

Morris Dayan
IR Officer

Carlos Lazar
IR Superintendent

Tel: +55 (11) 3138-1024/0472
ri@daycoval.com.br

DAYC4
NÍVEL1
BOVESPA BRASIL

"This document may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report





BancoDaycoval

Annexes

DAYC4
NÍVEL1
BOVESPA BRASIL

Middle Market: Commercial Loan Portfolio

- **58% of the clients with a limit less than R$500,000 and 92% below R$ 4 million**

Base Jun/07

Final Balance	Per Volume	Per Clients
< 500,000	7.8%	57.8%
0.5 - 1 million	8.8%	15.0%
1 – 2 millions	12.4%	10.9%
2 – 3 millions	10.9%	5.5%
3 – 4 millions	9.5%	3.4%
4 – 5 millions	6.9%	1.9%
5 – 10millions	21.8%	3.9%
> 10 millions	21.8%	1.6%
Total	**100%**	**100%**

Breakdown of the Middle Market Credit Portfolio by Sectors - Serasa

Base Jun/07

COMMERCE	
Export and import of agricultural products	3.5%
Trading	2.5%
Com. of IT products	1.5%
Com. of Electronics	1.2%
Others	11.2%

INDUSTRY	
Ind. and processing of Ethanol	2.7%
Textile industry	1.7%
Industry of cars and parts	1.6%
Others	31.3%

SERVICE	
Holding	3.8%
Services of public utility	3.4%
Civil Construction	3.0%
Services of education and personal manager	2.8%
Transports	2.6%
Contractor Companies	2.1%
Cooperative	1.4%
Medical Services	1.2%
Others	13.4%

FINANCIAL	3.5%
PRIMARY	2.6%
INDIVIDUALS	1.5%
THIRD SECTOR	1.5%

Middle Market: Assets – Geographic Distribution

- **78.7% of our clients are concentrated in the 5 different states of Brazil**

Base Jun/07

1	São Paulo	54.3%
2	Minas Gerais	6.4%
3	Rio de Janeiro	6.2%
4	Pernambuco	5.5%
5	Espírito Santo	5.3%
6	Paraná	3.6%
7	Bahia	3.4%
8	Rio Grande do Sul	3.3%
9	Goiás	2.4%
10	Santa Catarina	2.3%
11	Amazonas	2.2%
12	Mato Grosso	1.7%
13	Sergipe	0.7%
14	Ceará	0.7%
15	Distrito Federal	0.6%
16	Mato Grosso do Sul	0.4%
17	Alagoas	0.3%
18	Maranhão	0.3%
19	Pará	0.2%
20	Others States	0.1%

Funding: Liabilities

- **Time deposits average maturity of 320 days**

Base Jun/07
Amounts in R$ MM

	Amount
Time Deposits Demand	R$ 1,449.1
Interfin. Deposits	R$ 91.5
Foreign Borrowings	R$ 358.9
Deposits	R$ 114.2
Other Deposits	R$ 0.1
Total of Funding	**R$ 2,013.8**

Number of Clients	**605**
Asset management	43%
Corporate	28%
Pension funds	12%
Individuals	11%
Banks	6%

Time Deposits /DI	
Total balance	R$ 1,540.6
Average cost	103.5% of CDI*
Average maturity	320 days

*CDI = interbank rate

Funding


BancoDaycoval
US$ 65,000,000
Euro Medium Term Notes
due December 2007
Arranger and Dealer
BancoVotorantim


BancoDaycoval
US$120,000,000
Euro Medium Term Notes
due October 2009
Arranger and Dealer
BancoVotorantim


BancoDaycoval
R$132.000.000,00
integral
BancoDaycoval

Balance Statement (considering the IPO)

Amounts in R$ th

ASSETS	2Q07	1Q07	2Q06
CURRENT + LONG-TERM ASSETS	**5,135,684**	**3,351,547**	**2,332,790**
Cash and cash equivalents	33,743	39,898	12,886
Interbank investments	2,019,235	843,751	732,003
Securities and derivatives	723,970	494,868	333,977
Interbank accounts	29,277	13,687	8,917
Lending operations	2,066,496	1,789,148	1,137,548
Other receivables	218,016	152,845	106,999
Other assets	44,947	17,350	460
PERMANENT ASSETS	**12,604**	**12,315**	**11,353**
Investiments	854	889	889
Property and equipment in use	11,565	11,210	10,351
Deferred charges	185	216	113
TOTAL ASSETS	***5,148,288***	***3,363,862***	***2,344,143***

LIABILITIES	2Q07	1Q07	2Q06
CURRENT + LONG-TERM LIABILITIES	**3,692,310**	**2,863,492**	**1,951,363**
Deposits	1,654,874	1,542,087	1,125,692
Money market funding	1,215,609	574,969	422,989
Funds from acceptance and issuance of securities	358,886	390,156	141,171
Interbank accounts	3,653	25,885	3,125
Interbranch accounts	3,568	6,873	3,423
Borrowings and onlendings	158,990	123,879	52,847
Derivatives	3,228	2,966	7,120
Other payables	293,502	196,677	194,996
DEFERRED INCOME	**4,567**	**3,118**	**634**
MINORITY INTEREST	**246**	**240**	**-**
SHAREHOLDERS' EQUITY	**1,451,165**	**497,012**	**392,146**
Capital			
Brazilian residents	1,359,143	422,737	179,910
Capital reserves			417
Revaluation reserves	2,123	2,149	2,251
Profit reserves	15,985	11,679	29,455
Adjustment to fair value—securities and derivatives	5,369	1,690	(1,167)
Retained earnings	68,545	58,757	181,280
TOTAL LIABILITIES	***5,148,288***	***3,363,862***	***2,344,143***

Quarterly Income Statement (Ex-IPO)

Amounts in R$ th

	2Q07	1Q07	Chg. %	2Q06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**159,236**	**158,537**	**0.4%**	**108,930**	**46.2%**
Lending Operation	144,891	127,442	13.7%	85,505	69.5%
Securities Transactions	36,287	45,976	-21.1%	19,332	87.7%
Derivative Financial Instruments	(25,827)	(17,321)	49.1%	(1,412)	1729.1%
Foreign Exchange Operations	3,349	2,315	44.7%	5,505	-39.2%
Compulsory Investments	536	125	328.8%	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(79,966)**	**5.2%**	**(56,402)**	**49.2%**
Funding Operations	(71,353)	(63,334)	12.7%	(42,782)	66.8%
Borrowing and Onlendings	(2,011)	(8,421)	-76.1%	(5,263)	-61.8%
Allowance for Loan Losses	(10,793)	(8,211)	31.4%	(8,357)	29.1%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,079**	**78,571**	**-4.4%**	**52,528**	**42.9%**
OTHER OPERATING INCOME (EXPENSES)	**(8,484)**	**(9,585)**	**-11.5%**	**(30,940)**	**-72.6%**
Income from Services Provided	3,589	3,304	8.6%	2,747	30.7%
Personnel Expenses	(11,754)	(10,756)	9.3%	(8,255)	42.4%
Other Administrative Expenses	(14,700)	(10,595)	38.7%	(20,010)	-26.5%
Tax Expenses	(6,130)	(6,085)	0.7%	(2,990)	105.0%
Other Operating Income	24,949	19,565	27.5%	2,846	776.6%
Other Operating Expenses	(4,438)	(5,018)	-11.6%	(5,278)	-15.9%
INCOME FROM OPERATIONS	**66,595**	**68,986**	**-3.5%**	**21,588**	**208.5%**
NON-OPERATING EXPENSES	(36)	(52)	-30.8%	4	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**66,559**	**68,934**	**-3.4%**	**21,592**	**208.3%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(20,058)**	**(5,639)**	**255.7%**	**(9,229)**	**117.3%**
Provision for Income Tax	(18,817)	(18,607)	1.1%	(6,996)	169.0%
Provision for Social Contribution Tax	(6,341)	(6,298)	0.7%	(2,233)	184.0%
Deferred Taxes	5,100	19,266	-73.5%	-	-
NET INCOME (LOSS)	**46,501**	**63,295**	**-26.5%**	**12,363**	**276.1%**

Accumulated Income Statement (Ex-IPO)

Amounts in R$ th

	1H07	1H06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**317,773**	**189,498**	**67.7%**
Lending Operation	272,333	165,008	65.0%
Securities Transactions	82,263	46,592	76.6%
Derivative Financial Instruments	(43,148)	(29,116)	48.2%
Foreign Exchange Operations	5,664	7,014	-19.2%
Compulsory Investments	661		
EXPENSES ON FINANCIAL INTERMEDIATION	**(164,123)**	**(104,754)**	**56.7%**
Funding Operations	(134,687)	(84,577)	59.2%
Borrowing and Onlendings	(10,432)	(6,299)	65.6%
Allowance for Loan Losses	(19,004)	(13,878)	36.9%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**153,650**	**84,744**	**81.3%**
OTHER OPERATING INCOME (EXPENSES)	**(18,069)**	**(37,139)**	**-51.3%**
Income from Services Provided	6,893	5,268	30.8%
Personnel Expenses	(22,510)	(15,699)	43.4%
Other Administrative Expenses	(25,295)	(31,602)	-20.0%
Tax Expenses	(12,215)	(7,728)	58.1%
Other Operating Income	44,514	24,245	83.6%
Other Operating Expenses	(9,456)	(11,623)	-18.6%
INCOME FROM OPERATIONS	**135,581**	**47,605**	**184.8%**
NON-OPERATING EXPENSES	(88)	2	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**135,493**	**47,607**	**184.6%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(25,697)**	**(21,598)**	**19.0%**
Provision for Income Tax	(37,424)	(16,243)	130.4%
Provision for Social Contribution Tax	(12,639)	(5,355)	136.0%
Deferred Taxes	24,366	-	-
NET INCOME (LOSS)	**109,796**	**26,009**	**322.1%**

Quarterly and Accumulated Income Statement (Considering the IPO)

Amounts in R$ th

	2Q07	1H07
INCOME FROM FINANCIAL INTERMEDIATION	**159,794**	**318,331**
Lending Operation	144,891	272,333
Securities Transactions	36,845	82,821
Derivative Financial Instruments	(25,827)	(43,148)
Foreign Exchange Operations	3,349	5,664
Compulsory Investments	536	661
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(164,123)**
Funding Operations	(71,353)	(134,687)
Borrowing and Onlendings	(2,011)	(10,432)
Allowance for Loan Losses	(10,793)	(19,004)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,637**	**154,208**
OTHER OPERATING INCOME (EXPENSES)	**(44,914)**	**(54,499)**
Income from Services Provided	3,589	6,893
Personnel Expenses	(11,754)	(22,510)
Other Administrative Expenses	(51,130)	(61,725)
Tax Expenses	(6,130)	(12,215)
Other Operating Income	24,949	44,514
Other Operating Expenses	(4,438)	(9,456)
INCOME FROM OPERATIONS	**30,723**	**99,709**
NON-OPERATING EXPENSES	(36)	(88)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**30,687**	**99,621**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(7,862)**	**(13,501)**
Provision for Income Tax	(9,849)	(28,456)
Provision for Social Contribution Tax	(3,113)	(9,411)
Deferred Taxes	5,100	24,366
NET INCOME (LOSS)	**22,825**	**86,120**
INTEREST ON OWN CAPITAL	(13,366)	(13,366)
EARNINGS PER SHARE (R$):	**0.10**	**0.39**
NUMBER OF SHARES:	**222,633,512**	**222,633,512**





BancoDaycoval

Investors Presentation

2Q07

DAYC4
NÍVEL1
BOVESPA BRASIL

RECEIVED
2008 APR 16 A 11:24
FFICE OF INTERNATIONAL
CORPORATE FINANCE

Summary

Successful History in the Brazilian Banking Sector

- The history of Banco Daycoval starts in 1952


1952
In Lebanon, Salim A. Dayan Maison Bancaire opens, starts its operations
1968
Opening of brokerage and security house Daycoval DTVM
1989
Daycoval began operating as a bank, Banco Daycoval S.A., focused on credit to middle market companies
1994
First branch in São Paulo using the pioneer concept of "low cost branch"
1995
Foreign-exchange portfolio, start of trade finance operations
1997
First branch outside city of São Paulo: Campinas
2003
First branch outside the State of São Paulo
2004
Creation of Daycoval Asset Manag. Beginning of consumer finance, mainly in payroll lending
2005
New headquarters on Avenida Paulista
2007
DAYC4
NÍVEL1
BOVESPA BRASIL
IPO

Offering Summary

Offering Structure	Initial Public Offering in Brazil, with international placement efforts under Rules 144A/ REG S
Shares Offered	64.2 million preferred shares with 100% Tag Along rights - 29% under Free Float
Price and offering Size	R$ 17.00 / share - Total of R$ 1.1 billion - 86% primary, 14% secondary
Investors	Foreigners (70%) e Local (30%)
Book runners	Goldman Sachs; UBS Investment Bank

Capital Structure (post-IPO)


7%
64%
29%
Daycoval Holding Financeira S/A
Controlling Shareholders (Family)
Free Float

DAYC4 NÍVEL1 BOVESPA BRASIL





BancoDaycoval

About Banco Daycoval

DAYC4
NÍVEL1
BOVESPA BRASIL

Daycoval at a Glance

- Focused on credit to middle market companies
  (gross revenues between US$4 mm and US$150 mm per year)
- Wide-range of products to middle market clients
- Loans always backed by guarantees, mostly receivables
- National Footprint: 20 branches in 13 states of Brazil
- More than 3,000 active clients
- Recognized as the best bank focused on middle market for the last years by FGV and Gazeta Mercantil





FGV & CONJUNTURA ECONÔMICA
(2006)





Gazeta Mercantil & Austin Rating
(2005, 2006, 2007)

20 Branches

5 New Branches to be opened in 2H07
(Alphaville, Belém, Cuiabá, Goiânia and Guarulhos)

Our Products

- Diversified products line designed to attend all the client's needs


Trade
Finance
Investments
Asset
Management
Middle Market
DayCred
(Retail)

Our Staff

- **145 employees in the commercial front line**

Level	2004	2005	2006	Jun/07
Director	5	5	5	5
Superint.	3	6	6	7
General Manag.	0	14	20	25
Area Manager	14	10	15	18
Commercial Manag.	45	66	65	120
Supervision	18	14	22	27
Technical	131	150	221	288
Trainee	1	1	6	12
Total	**217**	**266**	**360**	**502**





BancoDaycoval

Sector Overview

DAYC4
NÍVEL1
BOVESPA BRASIL

Credit Growth in Brazil

- **Credit sector has benefited and will continue to benefit from an environment of declining interest rates and as a result it experienced a strong expansion over the last years**

- Nominal Interest Rates (SELIC)



32.0%
28.0%
24.0%
20.0%
16.0%
12.0%
8.0%
29.0%
19.0%
15.8%
19.1%
24.9%
16.3%
17.8%
18.1%
13.2%
12.0%
11.2%
10.2%
9.7%
9.3%
8.9%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
2011E

Source: Central Bank of Brazil and Focus Report

- Economic stability will allow the continuous growth of the credit in Brazil

- Brazil's Credit Volume (R$ billion)



CAGR (04-06) = 21.2%
21.0%
418
499
607
733
626
757
2003
2004
2005
2006
1Q06
1Q07

Source: Central Bank of Brazil

- Brazil - Credit as % of GDP



Room for growth
26%
27%
28%
31%
29%
31%
55%
125%
2003
2004
2005
2006
1Q06
1Q07
Emerging Markets1
Mature Markets2

Source: National Bureau of Economic Research

Notes:

1 Average of China, Thailand, Chile, Bolivia, Uruguay, Philippines, India, Argentina, Mexico and Russia in 2004

2 Average of Switzerland, US, England, Germany, Denmark, Japan, Canada in 2004

Credit to Middle Market Companies

Credit to middle market accounts for a significant portion of the credit to companies

Credit to Companies Breakdown by Size (Feb/07)


Up to R$100
thousand
18.8%
R$76 bn
More than
R$10 million
39.0%
R$158 bn
R$171 bn
R$100
thousand to
R$10 million
42.2%

Source: Central Bank of Brazil

Credit to Companies up to R$10 million (R$ billion)


CAGR (04-06) = 18.2%
16.0%
180
211
251
213
247
70%
30%
69%
31%
70%
30%
68%
32%
69%
31%
2004
2005
2006
Feb-06
Feb-07
Up to R$100 thousand
R$100 thousand to R$10 million

Source: Central Bank of Brazil

- Daycoval has less than 1% of market share in the middle market
- Daycoval grows faster than the average of the market

Increase market share overtime





BancoDaycoval

Financial and Operational Performance

DAYC4
NÍVEL1
BOVESPA BRASIL

Net Income – R$ Million

- 1H07 Net Income higher than the figure recorded in 2006


20% CAGR
70
85
101
+74%
63
19
44
110
+164%
18
47
2004*
2005*
2006*
1Q07
1H07**
2Q06*
2Q07**
Net Income
Tax Credit

*Adjusted due to change in accounting practice.
** Ex-IPO = R$ 23.7 million.

Return on Equity (ROE) - Annualized

- ROE recorded over the last 3 quarters remained close to 40%


63.3%
23.2%
49.8%
20.6%
24.2%
25.4%
44.5%
2004*
2005*
2006*
1Q07
1H07
ROE
Tax credit


19.5%
30.2%
39.7%
44.5%
40.5%
2Q06*
3Q06*
4Q06*
1Q07
2Q07**

* Adjusted due to change in accounting practice
** Ex-IPO - R$ 23.7 million

Net Interest Margin (NIM) - Annualized

- Net Interest Margin remained stable in 2Q07 compared to 2Q06


-0.7 p.p.
-0.2 p.p.
14.2%
13.1%
12.1%
14.3%
13.6%
13.6%
13.4%
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Total Loan Portfolio – R$ Million

- Trajectory of loan portfolio operations by segment reflects the continuous efforts to increase its market share


59% CAGR
+16%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07


+79%.
1,219
2,183
2Q06
2Q07
Vehicles 5%
Payroll-Dedu-ction 14%
Trade Finance 5%
Middle Market / Other 76%

Middle Market – R$ Million

- Middle Market: increase supported by new branches and commercial initiatives



58% CAGR
+13%
+69%
649
914
1,379
1,478
1,669
986
1,669
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Trade Finance – R$ Million

- Trade Finance: higher number of import and export loan operations


+32%
24
26
76
76
100
2004
2005
2006
1Q07
1H07


+33%
76
100
2Q06
2Q07

Payroll-Deduction Loans – R$ Million

- Growth of 93% during the last 12 months mainly due to agreements with the INSS and the Federal Government


+7%
3
67
236
285
305
2004
2005
2006
1Q07
1H07


+94%
158
305
2Q06
2Q07

INSS	47%
Federal Government	29%
Army	11%
Municipalities	8%
Other	4%
Private	1%

Vehicles – R$ Million

- Growth of 121% over the last 12 months motivated mainly by used vehicles loans



24
1%
27%
72%
+105%
49
2%
22%
76%
+121%
109
6%
22%
72%
2006
1Q07
2Q07
Small Vehicles
Motorcycles
Large Vehicles

Quality of Loan Portfolio

- **High quality of the loan portfolio, roughly 98% of which has a credit rating ranging from AA to C**


2.9%
3.0%
2.4%
2.3%
2.1%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07
Loan Portfolio - R$ MM
Provisions / Loan Portfolio


2Q07
D-H
2%
AA-C
98%

2Q07	R$ MM	%
AA	6	0.3%
A	593	27.2%
B	1,478	67.7%
C	62	2.8%
D	8	0.3%
E	13	0.6%
F	3	0.2%
G	3	0.1%
H	17	0.8%
Total	2,183	100%

Funding

- Total funding reached R$ 2.2 billion with a diversified resource base



57% CAGR
754
1,226
1,868
2,056
2,173
+6%
2004
2005
2006
1Q07
1H07



+65%
1,320
2,173
2Q06
2Q07

Efficiency Index

- **Improvement of the efficiency index in 2Q07, thanks to the management of administrative costs, allied to greater income generation**

	2Q07	1Q07	Chg. %	2Q06	Chg. %
Personnel Expenses	**(11.8)**	(10.7)	10.3%	(8.2)	43.9%
Other Administrative Expenses (1)	**(14.7)**	(10.6)	38.7%	(20.0)	-265.0%

(1) Ex-IPO Expenses – R$ 36.4 million.


+2.5 p.p
+1.8 p.p
-7.9 p.p.
27.1%
34.4%
29.6%
19.7%
21.5%
31.1%
23.2%
2004*
2005*
2006*
1Q07
1H07
2Q06*
2Q07

* Adjusted due to change in accountimg practice.

Shareholder's Equity and Basel Index

- **IPO promoted an increase of 192% in the Shareholder's Equity**

- Shareholder's Equity (R$ MM)



392
27%
497
192%
1,451
913
538
2Q06
1Q07
2Q07
Shareholder's Equity
IPO

- Basel Index (%)



21.9%
-0.2 p.p
21.7%
-1.5 p.p
20.2%
2Q06
1Q07
2Q07*

* Ex-IPO.

Ratings

- **Acknowledgements presented by ratings highlighting the solid position of Banco Daycoval**

Agency	Ratings	Last Update
STANDARD &POOR'S	**A** : National Scale **BB-** : Global Scale	Jun-07
FitchRatings	**A** : Stable Perspective	Jun-07
AUSTIN RATING	**A+** : Stable Perspective	Mar-07
RISKbank	Low Risk for mid-term Index 10.76 – no alert gaps	Jul-07





BancoDaycoval

Corporate Governance and Strategy

DAYC4
NÍVEL1
BOVESPA BRASIL

High Standards of Corporate Governance


Board of Directors
4 members - 2 independents
100% Tag Along (PN shares)
Code of Ethics
Transparency
Dividends Policy
Investor Relations
DAYC4
NÍVEL1
Market Maker

Professional Senior Executives

- 12 senior executives responsible for all areas of the bank
- Average of 6 years at Daycoval and 26 years in the Banking industry.

Compensation Policy

- Stock based plan:
  - Under implementation
- Profit sharing plan:
  - All sales managers are eligible

Business Strategy

- **Daycoval will continue to pursue a focused growth strategy, based on its ongoing businesses and taking advantage of market opportunities**

IPO	Funding	Credit Growth	Conservative Approach
▸ Expand capital base ▸ Reduce cost of funding ▸ Accelerate the growth strategy	▸ Diversify funding: ▸ notes ▸ FIDC (CDO's) ▸ Deposits	▸ Geographical expansion ▸ Increase number of sales managers ▸ Increase number of products ▸ Expand growth opportunities on consumer finance, payroll lending and auto loans	▸ Low Leverage ▸ High liquidity: minimum of 30% of deposits in cash ▸ Loans always backed by guarantees ▸ Low deliquency

VALUE CREATION

Investment Highlights

- Sustainable Growth on the Middle Market Segment
- High Quality Middle Market Credit Portfolio
- Growth Potential with Low Marginal Costs
- Conservative and Solid Financial Position
- Capacity to Take Advantage of Market Opportunities
- High Standards of Corporate Governance and Experienced Management Team

Contacts and Disclaimer

For more information about this presentation or about the Daycoval:

Morris Dayan
IR Officer

Carlos Lazar
IR Superintendent

Tel: +55 (11) 3138-1024/0472
ri@daycoval.com.br

DAYC4 NÍVEL1 BOVESPA BRASIL

"This document may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report





BancoDaycoval

Annexes

DAYC4
NÍVEL1
BOVESPA BRASIL

Middle Market: Commercial Loan Portfolio

- **58% of the clients with a limit less than R$500,000 and 92% below R$ 4 million**

Base Jun/07

Final Balance	Per Volume	Per Clients
< 500,000	7.8%	57.8%
0.5 - 1 million	8.8%	15.0%
1 – 2 millions	12.4%	10.9%
2 – 3 millions	10.9%	5.5%
3 – 4 millions	9.5%	3.4%
4 – 5 millions	6.9%	1.9%
5 – 10millions	21.8%	3.9%
> 10 millions	21.8%	1.6%
Total	**100%**	**100%**

Breakdown of the Middle Market Credit Portfolio by Sectors - Serasa

Base Jun/07

COMMERCE	
Export and import of agricultural products	3.5%
Trading	2.5%
Com. of IT products	1.5%
Com. of Electronics	1.2%
Others	11.2%

INDUSTRY	
Ind. and processing of Ethanol	2.7%
Textile industry	1.7%
Industry of cars and parts	1.6%
Others	31.3%

SERVICE	
Holding	3.8%
Services of public utility	3.4%
Civil Construction	3.0%
Services of education and personal manager	2.8%
Transports	2.6%
Contractor Companies	2.1%
Cooperative	1.4%
Medical Services	1.2%
Others	13.4%

FINANCIAL	3.5%
PRIMARY	2.6%
INDIVIDUALS	1.5%
THIRD SECTOR	1.5%

Middle Market: Assets – Geographic Distribution

- **78.7% of our clients are concentrated in the 5 different states of Brazil**

Base Jun/07

1	São Paulo	54.3%
2	Minas Gerais	6.4%
3	Rio de Janeiro	6.2%
4	Pernambuco	5.5%
5	Espírito Santo	5.3%
6	Paraná	3.6%
7	Bahia	3.4%
8	Rio Grande do Sul	3.3%
9	Goiás	2.4%
10	Santa Catarina	2.3%
11	Amazonas	2.2%
12	Mato Grosso	1.7%
13	Sergipe	0.7%
14	Ceará	0.7%
15	Distrito Federal	0.6%
16	Mato Grosso do Sul	0.4%
17	Alagoas	0.3%
18	Maranhão	0.3%
19	Pará	0.2%
20	Others States	0.1%

Funding: Liabilities

- **Time deposits average maturity of 320 days**

Base Jun/07
Amounts in R$ MM

	Amount
Time Deposits Demand	R$ 1,449.1
Interfin. Deposits	R$ 91.5
Foreign Borrowings	R$ 358.9
Deposits	R$ 114.2
Other Deposits	R$ 0.1
Total of Funding	**R$ 2,013.8**

Number of Clients	**605**
Asset management	43%
Corporate	28%
Pension funds	12%
Individuals	11%
Banks	6%

Time Deposits /DI	
Total balance	R$ 1,540.6
Average cost	103.5% of CDI*
Average maturity	320 days

*CDI = interbank rate

Funding


BancoDaycoval
US$ 65,000,000
Euro Medium Term Notes
due December 2007
Arranger and Dealer
BancoVotorantim


BancoDaycoval
US$120,000,000
Euro Medium Term Notes
due October 2009
Arranger and Dealer
BancoVotorantim


BancoDaycoval
R$132.000.000,00
integral
BancoDaycoval

Balance Statement (considering the IPO)

Amounts in R$ th

ASSETS	2Q07	1Q07	2Q06
CURRENT + LONG-TERM ASSETS	**5,135,684**	**3,351,547**	**2,332,790**
Cash and cash equivalents	33,743	39,898	12,886
Interbank investments	2,019,235	843,751	732,003
Securities and derivatives	723,970	494,868	333,977
Interbank accounts	29,277	13,687	8,917
Lending operations	2,066,496	1,789,148	1,137,548
Other receivables	218,016	152,845	106,999
Other assets	44,947	17,350	460
PERMANENT ASSETS	**12,604**	**12,315**	**11,353**
Investiments	854	889	889
Property and equipment in use	11,565	11,210	10,351
Deferred charges	185	216	113
TOTAL ASSETS	**5,148,288**	**3,363,862**	**2,344,143**

LIABILITIES	2Q07	1Q07	2Q06
CURRENT + LONG-TERM LIABILITIES	**3,692,310**	**2,863,492**	**1,951,363**
Deposits	1,654,874	1,542,087	1,125,692
Money market funding	1,215,609	574,969	422,989
Funds from acceptance and issuance of securities	358,886	390,156	141,171
Interbank accounts	3,653	25,885	3,125
Interbranch accounts	3,568	6,873	3,423
Borrowings and onlendings	158,990	123,879	52,847
Derivatives	3,228	2,966	7,120
Other payables	293,502	196,677	194,996
DEFERRED INCOME	**4,567**	**3,118**	**634**
MINORITY INTEREST	**246**	**240**	**-**
SHAREHOLDERS' EQUITY	**1,451,165**	**497,012**	**392,146**
Capital			
Brazilian residents	1,359,143	422,737	179,910
Capital reserves			417
Revaluation reserves	2,123	2,149	2,251
Profit reserves	15,985	11,679	29,455
Adjustment to fair value—securities and derivatives	5,369	1,690	(1,167)
Retained earnings	68,545	58,757	181,280
TOTAL LIABILITIES	**5,148,288**	**3,363,862**	**2,344,143**

Quarterly Income Statement (Ex-IPO)

Amounts in R$ th

	2Q07	1Q07	Chg. %	2Q06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**159,236**	**158,537**	**0.4%**	**108,930**	**46.2%**
Lending Operation	144,891	127,442	13.7%	85,505	69.5%
Securities Transactions	36,287	45,976	-21.1%	19,332	87.7%
Derivative Financial Instruments	(25,827)	(17,321)	49.1%	(1,412)	1729.1%
Foreign Exchange Operations	3,349	2,315	44.7%	5,505	-39.2%
Compulsory Investments	536	125	328.8%	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(79,966)**	**5.2%**	**(56,402)**	**49.2%**
Funding Operations	(71,353)	(63,334)	12.7%	(42,782)	66.8%
Borrowing and Onlendings	(2,011)	(8,421)	-76.1%	(5,263)	-61.8%
Allowance for Loan Losses	(10,793)	(8,211)	31.4%	(8,357)	29.1%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,079**	**78,571**	**-4.4%**	**52,528**	**42.9%**
OTHER OPERATING INCOME (EXPENSES)	**(8,484)**	**(9,585)**	**-11.5%**	**(30,940)**	**-72.6%**
Income from Services Provided	3,589	3,304	8.6%	2,747	30.7%
Personnel Expenses	(11,754)	(10,756)	9.3%	(8,255)	42.4%
Other Administrative Expenses	(14,700)	(10,595)	38.7%	(20,010)	-26.5%
Tax Expenses	(6,130)	(6,085)	0.7%	(2,990)	105.0%
Other Operating Income	24,949	19,565	27.5%	2,846	776.6%
Other Operating Expenses	(4,438)	(5,018)	-11.6%	(5,278)	-15.9%
INCOME FROM OPERATIONS	**66,595**	**68,986**	**-3.5%**	**21,588**	**208.5%**
NON-OPERATING EXPENSES	(36)	(52)	-30.8%	4	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**66,559**	**68,934**	**-3.4%**	**21,592**	**208.3%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(20,058)**	**(5,639)**	**255.7%**	**(9,229)**	**117.3%**
Provision for Income Tax	(18,817)	(18,607)	1.1%	(6,996)	169.0%
Provision for Social Contribution Tax	(6,341)	(6,298)	0.7%	(2,233)	184.0%
Deferred Taxes	5,100	19,266	-73.5%	-	-
NET INCOME (LOSS)	**46,501**	**63,295**	**-26.5%**	**12,363**	**276.1%**

Accumulated Income Statement (Ex-IPO)

Amounts in R$ th

	1H07	1H06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**317,773**	**189,498**	**67.7%**
Lending Operation	272,333	165,008	65.0%
Securities Transactions	82,263	46,592	76.6%
Derivative Financial Instruments	(43,148)	(29,116)	48.2%
Foreign Exchange Operations	5,664	7,014	-19.2%
Compulsory Investments	661		
EXPENSES ON FINANCIAL INTERMEDIATION	**(164,123)**	**(104,754)**	**56.7%**
Funding Operations	(134,687)	(84,577)	59.2%
Borrowing and Onlendings	(10,432)	(6,299)	65.6%
Allowance for Loan Losses	(19,004)	(13,878)	36.9%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**153,650**	**84,744**	**81.3%**
OTHER OPERATING INCOME (EXPENSES)	**(18,069)**	**(37,139)**	**-51.3%**
Income from Services Provided	6,893	5,268	30.8%
Personnel Expenses	(22,510)	(15,699)	43.4%
Other Administrative Expenses	(25,295)	(31,602)	-20.0%
Tax Expenses	(12,215)	(7,728)	58.1%
Other Operating Income	44,514	24,245	83.6%
Other Operating Expenses	(9,456)	(11,623)	-18.6%
INCOME FROM OPERATIONS	**135,581**	**47,605**	**184.8%**
NON-OPERATING EXPENSES	(88)	2	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**135,493**	**47,607**	**184.6%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(25,697)**	**(21,598)**	**19.0%**
Provision for Income Tax	(37,424)	(16,243)	130.4%
Provision for Social Contribution Tax	(12,639)	(5,355)	136.0%
Deferred Taxes	24,366	-	-
NET INCOME (LOSS)	**109,796**	**26,009**	**322.1%**

Quarterly and Accumulated Income Statement (Considering the IPO)

Amounts in R$ th

	2Q07	1H07
INCOME FROM FINANCIAL INTERMEDIATION	**159,794**	**318,331**
Lending Operation	144,891	272,333
Securities Transactions	36,845	82,821
Derivative Financial Instruments	(25,827)	(43,148)
Foreign Exchange Operations	3,349	5,664
Compulsory Investments	536	661
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(164,123)**
Funding Operations	(71,353)	(134,687)
Borrowing and Onlendings	(2,011)	(10,432)
Allowance for Loan Losses	(10,793)	(19,004)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,637**	**154,208**
OTHER OPERATING INCOME (EXPENSES)	**(44,914)**	**(54,499)**
Income from Services Provided	3,589	6,893
Personnel Expenses	(11,754)	(22,510)
Other Administrative Expenses	(51,130)	(61,725)
Tax Expenses	(6,130)	(12,215)
Other Operating Income	24,949	44,514
Other Operating Expenses	(4,438)	(9,456)
INCOME FROM OPERATIONS	**30,723**	**99,709**
NON-OPERATING EXPENSES	(36)	(88)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**30,687**	**99,621**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(7,862)**	**(13,501)**
Provision for Income Tax	(9,849)	(28,456)
Provision for Social Contribution Tax	(3,113)	(9,411)
Deferred Taxes	5,100	24,366
NET INCOME (LOSS)	**22,825**	**86,120**
INTEREST ON OWN CAPITAL	(13,366)	(13,366)
EARNINGS PER SHARE (R$):	**0.10**	**0.39**
NUMBER OF SHARES:	**222,633,512**	**222,633,512**

RECEIVED
2008 APR 16 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Institutional Presentation

2Q07 Results

October 2007

DAYC4 NÍVEL 1 igc itag

BancoDaycoval

AGENDA

BancoDaycoval

AGENDA

BancoDaycoval

- **About Banco Daycoval**
- Initial Public Offering (IPO)
- Our Businesses Model
- Historical Growth
- Results
- Corporate Governance and Social Responsibility
- Annexes

About Banco Daycoval



- Traditional Bank, with more than 40 years of experience

- Capital Structure reflecting the Bank's conservative approach
  (Basel Index always above 20%, overcoming the market's average)

- Excellent quality of the Loan Portfolio

- Family owned Bank, with professional management team committed to deliver results

Our History

BancoDaycoval


In the Lebanon, Salim A. Dayan launches the Maison Bancaire
1952
Commencement of activities at Daycoval DTVM in Brazil
1968
Beginning of operations of Banco Daycoval´s 1st branch
1989
Beginning of commercial banking portfolio
1994
Beginning of trade finance operations
1995
First branch outside São Paulo: Campinas
1997
First branch outside the State of São Paulo
2003
Creation of the Daycoval Asset Management and beginning of Daycred's payroll-deduction credit activities
2004
New head offices located at Avenida Paulista - São Paulo
2005
DAYC4 NÍVEL1 BOVESPA BRASIL
IPO
2007

AGENDA

- About Banco Daycoval
- **Initial Public Offering (IPO)**
- Our Businesses Model
- Historical Growth
- Results
- Corporate Governance and Social Responsibility
- Annexes

Motivation for the IPO

Maintain the growth pace and participate in the Brazil's strong credit expansion

BancoDaycoval

- **Capitalization to take advantage of the excellent perspective in the financial segment for the next years**

Interest Rates (SELIC) - %



35%
30%
25%
20%
15%
10%
5%
0%
29.0%
15.8%
19.0%
19.1%
24.9%
16.3%
17.8%
18.1%
13.2%
11.0%
10.3%
9.5%
9.0%
8.5%
98 99 00 01 02 03 04 05 06 07E 08E 09E 10E 11E

Source: Brazilian Central Bank and Focus Report

Notes:
1 Average of China, Thailand, Chile, Bolivia, Uruguay, Philippines, India, Argentine, Mexico and Russia in 2004
2 Average of Switzerland, USA, England, Germany, Denmark, Japan and Canada in 2004

Credit's Volume in Brazil - *R$ Billion*



20.6% CAGR
21.5%
418
499
607
733
659
800
2003
2004
2005
2006
2Q06
2Q07

Source: Brazilian Central Bank

Brazil - Credit as a % of GDP - %



Growth Potential
26%
27%
28%
31%
29%
32%
55%
125%
2003
2004
2005
2006
2Q06
2Q07
Emergent Market 1
Mature Market 2

Source: Economics National Research Center

Offering Summary - June 2007

BancoDaycoval

Offering Structure	Initial Public Offering in Brazil, with international placement efforts under Rules 144A/ REG S
Shares Offered	64.2 million preferred shares with 100% Tag Along rights - 29% under Free Float
Price and offering Size	R$ 17.00 / share - Total of R$ 1.1 billion - 86% primary, 14% secondary - no pre-finance operation
Investors	Foreigners (70%) and Local (30%)
Book runners	Goldman Sachs; UBS Investment Bank

Capital Structure (post - IPO)



7%
29%
64%
Daycoval Holding Financeira S/A
Controlling Shareholders (Family)
Free Float

BancoDaycoval

To grow with the same focus and proven business model



- The Bank will increase its network by opening new branches all over Brazil



- Investments in human resources by hiring new commercial managers



- 2 news retail products already initiated operation
  - Real State - Payroll-deducted loans
  - Retail Consumer Credit (CDC)

AGENDA

BancoDaycoval

- About Banco Daycoval
- Initial Public Offering (IPO)
- **Our Businesses Model**
- Historical Growth
- Results
- Corporate Governance and Social Responsibility
- Annexes

Our Products

BancoDaycoval

- Wide-range of products to meet our clients' needs



- Middle Market
- DayCred (Retail)
- Trade Finance
- Asset Management
- Investments

Our Businesses Model
Focus on credit to Middle Market Companies

BancoDaycoval

- Clients with gross revenues between R$ 8 MM and R$ 300 MM



Current
81%
Loan Portfolio Breakdown
Middle Market / Trade Finance
Retail
75%
Target



Our Businesses Model
Retail

BancoDaycoval

Share increase: opportunity and diversification



Current
19%
Loan Portfolio Breakdown
Middle Market / Trade Finance
Retail
25%
Target



Vehicles



100
REAIS
Payroll Loans



Consumer Credit

Market Segment
Middle Market

BancoDaycoval

Middle Market: significant share in Brazil's corporate loans and still expanding

Credit to Companies by Size - *July/07*



Under R$100 thousand
18.6%
R$ 81 bi
R$ 161 bi
R$ 193 bi
Over
R$10 million
37.0%
From R$100
thousand to
R$10 million
44.4%

Daycoval's market share in the middle market segment is about 1%

Corporate Loans with volume up to R$ 10 million - *R$ Billion*



18.2%
CAGR
20.0%
180
211
251
229
274
70%
69%
70%
69%
70%
30%
31%
30%
31%
30%
2004
2005
2006
Jul 06
Jul 07
Under R$ 100 thousand
From R$ 100 thousand to R$ 10 million

Source: Brazilian Central Bank

Our Businesses Model

BancoDaycoval



- **Positioning as a Bank that makes the difference**
  Being an important alternative for the middle market companies



- **Strong relationship with clients, involving all the hierarchic levels, including the top management**



- **Agility in the decision taking process**



- **Wide-range mix and constant control over guarantees (receivables, warrants, assets, etc.)**

Our Businesses Model

BancoDaycoval



- Focus on operations with higher returns
  - Front-officers compensation linked to their performance



- Proprietary information system for the Middle Market credit analysis and monitoring



- Daycoval does not do credit assignments. The front office does not approve credit lines - all credit lines is granted by the back office



- Productivity gains through the increase of the front and back-offices team

Our Business Model

Network of branches

BancoDaycoval

- Nationwide coverage through 20 branches



Manaus
Fortaleza
Recife
Maceió
Salvador
Brasília
Goiânia
Belo Horizonte
São Paulo (03)
Ribeirão Preto
Campinas
São Bernardo do Campo
Rio de Janeiro
Curitiba
Londrina
Florianópolis
Porto Alegre
Caxias do Sul

Our Businesses Model
Funding

BancoDaycoval

Diversification of funding sources

- Focus on extending average maturity and reducing rates
- Conservative approach (funding average term above loans average term)



BancoDaycoval
US$ 65,000,000
BancoVotorantim
BancoDaycoval
US$120,000,000
BancoDaycoval

Credit Portfolio - *R$ Million*



2,500
2,000
1,500
1,000
500
0
Credit Portfolio
Funding
2000
2001
2002
2003
2004
2005
2006
1H07

AGENDA

BancoDaycoval

- About Banco Daycoval
- Initial Public Offering (IPO)
- Our Businesses Model
- **Historical Growth**
- Results
- Corporate Governance and Social Responsibility
- Annexes

Historical Growth

Shareholders Equity and Credit Portfolio: strong growth over the last 6 years, even during periods of crises

BancoDaycoval

Shareholders' Equity - *R$ Million*



23.9%
CAGR
121
147
222
290
334
366
438
1,451
2000
2001
2002
2003
2004
2005
2006
1H07*

* Including the impact of the IPO

Credit Portfolio - *R$ Million*



40.2%
CAGR
216
261
335
465
652
981
1,639
2,183
2000
2001
2002
2003
2004
2005
2006
1H07

Employees



217
266
360
502
2004
2005
2006
Jun-07

Acknowledgments

Awards: The best bank focused on middle market

- Gazeta Mercantil & Austin Rating



2004



2005



2007

- FGV & Conjuntura Econômica



2006

Acknowledgments
Ratings

BancoDaycoval

STANDARD & POOR'S — June 22, 2007

A National Scale **BB- Global Scale**

- "S&P believes that the Bank should maintain its position as an important player in its niche segment holding a long history and expertise; by maintaining its strong quality indicators of assets; and presenting liquidity and profitability higher than those of its peers."

FitchRatings — June 15, 2007

A Stable Perspective **BB- Global Scales**

- "Banco Daycoval's national ratings reflect the good results of bank's strategic planning with a reflex on the development of its businesses; the differentiated credit performance; the expansion of its local and external fund raising sources; and the prudent liquidity management..."

AUSTIN RATING — March 22, 2007

A+ Stable Perpective

- "The Rating is grounded on the maintenance of good indicators of capitalization, liquidity, credit quality and the attainment of good profitability levels based on a little leveraged capital structure."

RISKbank — June, 2007

Low Risk for medium term *(Riskbank Index 10.76 - with no alert columns)*

- "Managed conservatively with its administrators holding a long experience in the main niche, Daycoval has accumulated a consistent history at RISKbank for banks operating with a comfortable general liquidity condition."

AGENDA

BancoDaycoval

- About Banco Daycoval
- Initial Public Offering (IPO)
- Our Businesses Model
- Historical Growth
- **Results**
- Corporate Governance and Social Responsibility
- Annexes

Return on Equity[1]
Annualized ROE

BancoDaycoval

ROE above 40% over the last 3 quarters

ROE - % - *p.a.*



Tax Credits
20.6%
24.2%
25.4%
63.3%
23.2%
44.5%
49.8%
2004*
2005*
2006*
1Q07
1H07
19.5%
31.8%
40.8%
44.5%
40.5%
2Q06*
3Q06*
4Q06*
1Q07
2Q07**

*Adjusted by change in accounting practice.
** Ex-IPO – R$ 23.7 million.

[1] ROE: Return on Equity – Return on Average Net Equity, i.e., the relationship between net income in a specific period divided by average shareholders' equity.

Net Income

BancoDaycoval

- 1H07 higher than the figure recorded in 2006

- R$ Million



Tax Credit
20% CAGR
164%
70
85
101
63
19
44
110
18
47
2004*
2005*
2006*
1Q07
1H07**
2Q06*
2Q07**

*Adjusted due to change in accounting practice
** Ex-IPO – R$ 23.7 million.

Net Interest Margin[1] (Annualized NIM)

BancoDaycoval

NIM remained stable in 2Q07 compared to 2Q06

Annualized NIM - % - *p.a.*



14.2%
13.1%
12.1%
14.3%
13.6%
13.6%
13.4%
2004
2005
2006
1Q07
1H07
2Q06
2Q07

[1] Net Interest Margin (NIM): "gross income from financial intermediation" excluding the effects from the "provision for loan losses", plus the "income from foreign exchange variation on funding operations" as a percentage of the average balance of "remunerated assets".

Total Loan Portfolio

BancoDaycoval

Growth reflects the continuous efforts to increase its market share

R$ Million



59% CAGR
16%
79%
652
981
1,639
1,888
2,183
1,219
2,183
2004
2005
2006
1Q07
1H07
2Q06
2Q07
5%
14%
5%
76%
Middle Market / Others
Trade Finance
Payroll-Deductible
Vehicles

Middle Market

BancoDaycoval

- Growth supported mainly by new clients and not by the increase of current client's credit limits

- R$ Million


58% CAGR
13%
69%
649
914
1,379
1,478
1,669
986
1,669
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Middle Market - June 2007

Commercial Portfolio

- 93% of the clients have operations with a volume below R$ 4 MM
- 58% of the clients with a limit below R$ 500,000
- Less than 2% of the clients with a limit above R$ 10 MM

Final Balance R$	Per Volume	Per Clients
< 500.000	7.8%	57.8%
0.5 to 1 million	8.8%	15.0%
from 1 to 2 million	12.4%	10.9%
2 to 3 million	10.9%	5.5%
3 to 4 million	9.5%	3.4%
4 to 5 million	6.9%	1.9%
5 to 10 million	21.8%	3.9%
> 10 million	21.8%	1.6%
Total		100.0%

Trade Finance

BancoDaycoval

- Increase of trade finance operations to middle market companies



R$ Million
32%
33%
24
26
76
76
100
76
100
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Payroll-Deduction Loans

BancoDaycoval

- **Growth of 93% during the last 12 months mainly due to the increase of the commercial workforce**
  - R$ Million



11%
8%
4%
1%
29%
47%
INSS
Federal Government
Army
Municipalities
Other
Private
7%
94%
3
67
236
285
305
158
305
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Vehicles

BancoDaycoval

- Growth of 121% over the last 12 months mainly due to expansion of the regions covered

- R$ Million



109
6%
22%
72%
121%
105%
49
2%
22%
76%
24
1%
27%
72%
2006
1Q07
2Q07
Small Vehicles
Motorcycles
Large Vehicles

Funding

BancoDaycoval

Total funding reached R$ 2.2 billion with a diversified source base

R$ Million



754
1,226
1,868
2,056
2,173
1,320
2,173
57% CAGR
6%
65%
2004
2005
2006
1Q07
1H07
2Q06
2Q07

Funding: Liabilities - *June 2007*

Amount - R$ MM	
Time Deposits Demand	1,449.1
Interfin. Deposits	91.5
Foreing Borrowings	358.9
Deposits	114.2
Other Deposits	0.1
Total of Funding	2,013.8

Time Deposits / DI	
Total balance - R$ MM	1,540.6
Average cost	103.5% of CDI*
Average maturity	320 days

*CDI = interbank rate

Number of Clients	605
Asset Management	43%
Corporate	28%
Pension Funds	12%
Individuals	11%
Banks	6%

Quality of Loan Portfolio

BancoDaycoval

- High quality loan portfolio - roughly 98% has a credit rating of AA to C

- Credit Portfolio - *R$ Million*



2.9%
3.0%
2.4%
2.3%
2.1%
652
981
1,639
1,888
2,183
2004
2005
2006
1Q07
1H07
Loan Porfolio - R$ million
Provisions as % Loan Portfolio



D-H
2%
AA-C
98%

2Q07	R$ MM	%
AA	6	0.3%
A	593	27.2%
B	1,478	67.7%
C	62	2.8%
D	8	0.3%
E	13	0.6%
F	3	0.2%
G	3	0.1%
H	17	0.8%
Total	2,183	100.0%

Efficiency Index[1]

BancoDaycoval

Improvement of the efficiency index in 2Q07, thanks to the management of administrative costs, allied to greater income generation

	2Q07	1Q07	Chg. %	2Q06	Chg. %
Personnel Expenses	-11.8	-10.7	10.3%	-8.2	43.9%
Other Administrative Expenses (1)	-14.7	-10.6	38.7%	-20.0	-26.5%

(1) Ex-IPO Expenses – R$ 36 million and includes increase in the amount of commission paid to promoters applicable on the loans operations carried out.

Efficiency Index - %



+2.5 pp
+1.8 pp
-7.9 pp
27.1%
34.4%
29.6%
19.7%
21.5%
31.1%
23.2%
2004*
2005*
2006*
1Q07
1H07
2Q06*
2Q07

* Adjusted due to change in accounting practice.

[1] Efficiency index is used by management to measure operating performance.

Shareholder's Equity and Basel Index[1]

BancoDaycoval

IPO promoted an increase of 192% in the Shareholder's Equity

Shareholder's Equity - *R$ Million*



1,451
192%
913
27%
497
392
538
2Q06
1Q07
2Q07

Basel Index - %



51.1%
-0.2 pp
21.9%
21.7%
20.2%
2Q06
1Q07
2Q07

Impact of IPO

[1] Measure degree of risk of the asset structure of the Bank, as defined in the Basel Agreement.

AGENDA

- About Banco Daycoval
- Initial Public Offering (IPO)
- Our Businesses Model
- Historical Growth
- Results
- **Corporate Governance and Social Responsibility**
- Annexes

High Standards of Corporate Governance

BancoDaycoval



Board of Directors
4 members - 2 independents
100% Tag Along (PN shares)
Ethic Code
Transparency
Dividend Policy
Investor Relations
DAYC4
NÍVEL1
BOVESPA BRASIL
Market Maker

Professional Executives

- 12 seniors executives in charge of all key areas of the bank
- 6 years average experience at Daycoval and 26 years in banking industry

Remuneration Policy

- Stock option plan:
  - Under implementation
- Distribution results plan:
  - All managers are enable

Social Responsibility

- Support to suppliers that are social responsible
- Internal campaigns to encourage the employees' participation in social actions
- Support to Institutions as:

UNIBES
TenYad
AACD – Associação de Assistência à Criança Deficiente
Vaga Lume
Fundação Dorina Nowill para Cegos
GRAACC
LIGA

Banco Daycoval as an investment opportunity...

- Tradition tied to a solid capital structure
- Track record of growth and profitability
- Successful businesses model in a segment under strong expansion
- New products and expansion to new regions to enhance strategy's sustainability
- Corporate Governance aligned with the best market practices



Morris Dayan
IR Officer

Carlos Lazar
IR Superintendent

Phone: +55 (11) 3138.1024/1025
ri@daycoval.com.br

"This report may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle-market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report".

DAYC4 NÍVEL1 itag

BancoDaycoval

AGENDA

BancoDaycoval

- About Banco Daycoval
- Initial Public Offering (IPO)
- Our Businesses Model
- Historical Growth
- Results
- Corporate Governance and Social Responsibility
- **Annexes**

Breakdown of the Middle Market Credit Portfolio by Sectors

SERASA - June/2007

BancoDaycoval

COMMERCE	
Export and import of agricultural products	3.5%
Trading	2.5%
Com. of IT products	1.5%
Com. of Eletronics	1.2%
Others	11.2%

SERVICE	
Holding	3.8%
Services of public utility	3.4%
Civil Construction	3.0%
Services of education and personal manager	2.8%
Transports	2.6%
Contractor Companies	2.1%
Cooperative	1.4%
Medical Services	1.2%
Others	13.4%

INDUSTRY	
Ind. and processing of Ethanol	2.7%
Textile industry	1.7%
Industry of cars and parts	1.6%
Others	31.3%

FINANCIAL	3.5%
PRIMARY	2.6%
INDIVIDUALS	1.5%
THIRD SECTOR	1.5%

Middle Market: Assets

Geographic Distribution - June 2007

BancoDaycoval

São Paulo	54.3%	Amazonas	2.2%
Minas Gerais	6.4%	Mato Grosso	1.7%
Rio de Janeiro	6.2%	Sergipe	0.7%
Pernambuco	5.5%	Ceará	0.7%
Espírito Santo	5.3%	Distrito Federal	0.6%
Paraná	3.6%	Mato Grosso do Sul	0.4%
Bahia	3.4%	Alagoas	0.3%
Rio Grande do Sul	3.3%	Maranhão	0.3%
Goiás	2.4%	Pará	0.2%
Santa Catarina	2.3%	Others States	0.1%

Balance Statement (considering the IPO)

BancoDaycoval

Amounts in R$ th

ASSETS	2Q07	1Q07	2Q06
CURRENT + LONG-TERM ASSETS	**5,135,684**	**3,351,547**	**2,332,790**
Cash and cash equivalents	33,743	39,898	12,886
Interbank investments	2,019,235	843,751	732,003
Securities and derivatives	723,970	494,868	333,977
Interbank accounts	29,277	13,687	8,917
Lending operations	2,066,496	1,789,148	1,137,548
Other receivables	218,016	152,845	106,999
Other assets	44,947	17,350	460
PERMANENT ASSETS	**12,604**	**12,315**	**11,353**
Investiments	854	889	889
Property and equipment in use	11,565	11,210	10,351
Deferred charges	185	216	113
TOTAL ASSETS	*5,148,288*	*3,363,862*	*2,344,143*

LIABILITIES	2Q07	1Q07	2Q06
CURRENT + LONG-TERM LIABILITIES	**3,692,310**	**2,863,492**	**1,951,363**
Deposits	1,654,874	1,542,087	1,125,692
Money market funding	1,215,609	574,969	422,989
Funds from acceptance and issuance of securities	358,886	390,156	141,171
Interbank accounts	3,653	25,885	3,125
Interbranch accounts	3,568	6,873	3,423
Borrowings and onlendings	158,990	123,879	52,847
Derivatives	3,228	2,966	7,120
Other payables	293,502	196,677	194,996
DEFERRED INCOME	**4,567**	**3,118**	**634**
MINORITY INTEREST	**246**	**240**	**-**
SHAREHOLDERS' EQUITY	**1,451,165**	**497,012**	**392,146**
Capital			
Brazilian residents	1,359,143	422,737	179,910
Capital reserves			417
Revaluation reserves	2,123	2,149	2,251
Profit reserves	15,985	11,679	29,455
Adjustment to fair value—securities and derivatives	5,369	1,690	(1,167)
Retained earnings	68,545	58,757	181,280
TOTAL LIABILITIES	*5,148,288*	*3,363,862*	*2,344,143*

Quarterly Income Statement (Ex-IPO)

BancoDaycoval

Amounts in R$ th

	2Q07	1Q07	Chg. %	2Q06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**159,236**	**158,537**	**0.4%**	**108,930**	**46.2%**
Lending Operation	144,891	127,442	13.7%	85,505	69.5%
Securities Transactions	36,287	45,976	-21.1%	19,332	87.7%
Derivative Financial Instruments	(25,827)	(17,321)	49.1%	(1,412)	1729.1%
Foreign Exchange Operations	3,349	2,315	44.7%	5,505	-39.2%
Compulsory Investments	536	125	328.8%	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(79,966)**	**5.2%**	**(56,402)**	**49.2%**
Funding Operations	(71,353)	(63,334)	12.7%	(42,782)	66.8%
Borrowing and Onlendings	(2,011)	(8,421)	-76.1%	(5,263)	-61.8%
Allowance for Loan Losses	(10,793)	(8,211)	31.4%	(8,357)	29.1%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,079**	**78,571**	**-4.4%**	**52,528**	**42.9%**
OTHER OPERATING INCOME (EXPENSES)	**(8,484)**	**(9,585)**	**-11.5%**	**(30,940)**	**-72.6%**
Income from Services Provided	3,589	3,304	8.6%	2,747	30.7%
Personnel Expenses	(11,754)	(10,756)	9.3%	(8,255)	42.4%
Other Administrative Expenses	(14,700)	(10,595)	38.7%	(20,010)	-26.5%
Tax Expenses	(6,130)	(6,085)	0.7%	(2,990)	105.0%
Other Operating Income	24,949	19,565	27.5%	2,846	776.6%
Other Operating Expenses	(4,438)	(5,018)	-11.6%	(5,278)	-15.9%
INCOME FROM OPERATIONS	**66,595**	**68,986**	**-3.5%**	**21,588**	**208.5%**
NON-OPERATING EXPENSES	(36)	(52)	-30.8%	4	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**66,559**	**68,934**	**-3.4%**	**21,592**	**208.3%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(20,058)**	**(5,639)**	**255.7%**	**(9,229)**	**117.3%**
Provision for Income Tax	(18,817)	(18,607)	1.1%	(6,996)	169.0%
Provision for Social Contribution Tax	(6,341)	(6,298)	0.7%	(2,233)	184.0%
Deferred Taxes	5,100	19,266	-73.5%	-	-
NET INCOME (LOSS)	**46,501**	**63,295**	**-26.5%**	**12,363**	**276.1%**

Accumulated Income Statement (Ex-IPO)

BancoDaycoval

Amounts in R$ th

	1H07	1H06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**317,773**	**189,498**	**67.7%**
Lending Operation	272,333	165,008	65.0%
Securities Transactions	82,263	46,592	76.6%
Derivative Financial Instruments	(43,148)	(29,116)	48.2%
Foreign Exchange Operations	5,664	7,014	-19.2%
Compulsory Investments	661		
EXPENSES ON FINANCIAL INTERMEDIATION	**(164,123)**	**(104,754)**	**56.7%**
Funding Operations	(134,687)	(84,577)	59.2%
Borrowing and Onlendings	(10,432)	(6,299)	65.6%
Allowance for Loan Losses	(19,004)	(13,878)	36.9%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**153,650**	**84,744**	**81.3%**
OTHER OPERATING INCOME (EXPENSES)	**(18,069)**	**(37,139)**	**-51.3%**
Income from Services Provided	6,893	5,268	30.8%
Personnel Expenses	(22,510)	(15,699)	43.4%
Other Administrative Expenses	(25,295)	(31,602)	-20.0%
Tax Expenses	(12,215)	(7,728)	58.1%
Other Operating Income	44,514	24,245	83.6%
Other Operating Expenses	(9,456)	(11,623)	-18.6%
INCOME FROM OPERATIONS	**135,581**	**47,605**	**184.8%**
NON-OPERATING EXPENSES	(88)	2	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**135,493**	**47,607**	**184.6%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(25,697)**	**(21,598)**	**19.0%**
Provision for Income Tax	(37,424)	(16,243)	130.4%
Provision for Social Contribution Tax	(12,639)	(5,355)	136.0%
Deferred Taxes	24,366	-	-
NET INCOME (LOSS)	**109,796**	**26,009**	**322.1%**

Quarterly and Accumulated Income Statement (Considering the IPO)

BancoDaycoval

Amounts in R$ th

	2Q07	1H07
INCOME FROM FINANCIAL INTERMEDIATION	**159,794**	**318,331**
Lending Operation	144,891	272,333
Securities Transactions	36,845	82,821
Derivative Financial Instruments	(25,827)	(43,148)
Foreign Exchange Operations	3,349	5,664
Compulsory Investments	536	661
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(164,123)**
Funding Operations	(71,353)	(134,687)
Borrowing and Onlendings	(2,011)	(10,432)
Allowance for Loan Losses	(10,793)	(19,004)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,637**	**154,208**
OTHER OPERATING INCOME (EXPENSES)	**(44,914)**	**(54,499)**
Income from Services Provided	3,589	6,893
Personnel Expenses	(11,754)	(22,510)
Other Administrative Expenses	(51,130)	(61,725)
Tax Expenses	(6,130)	(12,215)
Other Operating Income	24,949	44,514
Other Operating Expenses	(4,438)	(9,456)
INCOME FROM OPERATIONS	**30,723**	**99,709**
NON-OPERATING EXPENSES	(36)	(88)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**30,687**	**99,621**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(7,862)**	**(13,501)**
Provision for Income Tax	(9,849)	(28,456)
Provision for Social Contribution Tax	(3,113)	(9,411)
Deferred Taxes	5,100	24,366
NET INCOME (LOSS)	**22,825**	**86,120**
INTEREST ON OWN CAPITAL	(13,366)	(13,366)
EARNINGS PER SHARE (R$):	**0.10**	**0.39**
NUMBER OF SHARES:	**222,633,512**	**222,633,512**

RECEIVED
A 11: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL'S LOAN PORTFOLIO EXCEEDS R$ 2.8 BILLION

9M07 net income reaches R$ 169 million

São Paulo, October 30, 2007 – Banco Daycoval S.A. ("Daycoval" or "the Bank") (Bovespa: **DAYC4**), one of the leading banks in the credit to middle market companies segment, with operations also in credit to individuals through payroll-deduction loans and auto financing, announces today its results for the third quarter of 2007 (3Q07) and the first nine months of 2007 (9M07). Except where otherwise stated, the financial and operating information herein is presented on a consolidated basis and in Brazilian Reais.

3Q07 Conference Call

October 30, 2007

English
1 pm | 11 am US EST
Tel: +1 (786) 924 8430
Code: Banco Daycoval

Portuguese
11 am | 9 am US EST
Tel: +55 (11) 4688-6301
Code: Banco Daycoval

Investor Relations

Carlos Lazar
IR Superintendent

Gustavo Schroden
IR Manager

Tel: +55 (11) 3138-1024/1025
ri@daycoval.com.br

DAYC4 NÍVEL1

HIGHLIGHTS

- **Net income** excluding IPO costs was R$ 58.7 million in the quarter, rising 103.1% year over year. Net income in the first nine months was R$168.8 million, rising 168.7% year over year.
- **Shareholders' Equity** rose 258.4% to R$ 1.5 billion in 3Q07, including the proceeds of the IPO issued in June 2007.
- **Total assets** reached R$ 5.4 billion an increase of 39.8% compared with 2Q07 (Ex-IPO).
- Compared to 2Q07, the **loan portfolio** expanded 29.4% to R$ 2.8 billion. During the last 12 months it grew 98.4%.
- Loan portfolio quality improved, as evidenced by a decrease in **loan loss provision (LLP)** to 2.0% of total loans in 3Q07, from 2.1% in 2Q07 and 2.4% in 3Q06. The balance of loans more than 180 days past due corresponded to less than 1% of the total portfolio at end-September 2007.

Key Figures (R$ MM)	3Q07 (1)	3Q06 (2)	Chg. %	2Q07 (3)	Chg. %
Income from Financial Intermediation	**113.9**	68.2	67.0%	75.6	50.7%
Net Income	**58.7**	28.9	103.1%	46.5	26.2%
Shareholders' Equity	**1,504.2**	419.7	258.4%	538.4	179.4%
Total Assets	**5,388.4**	2,588.5	108.2%	3,855.0	39.8%
Loan Portfolio	**2,826.3**	1,424.5	98.4%	2,183.4	29.4%
Funding	**2,447.8**	1,446.9	69.2%	2,172.8	12.7%
Net Interest Margin (NIM) (% a.a.)	**12.1%**	14.6%	-2.5 p.p	13.4%	-1.3 p.p
Return on Average Equity (ROAE) (% a.a.)	**16.9%**	30.9%	-14.0 p.p	40.5%	-23.6 p.p
Efficiency Ratio (%)	**22.1%**	24.4%	-2.3 p.p	23.2%	-1.1 p.p
BIS Index (%)	**41.2%**	20.9%	20.3 p.p	20.2%	21.0 p.p

(1) Excluding IPO costs of R$ 1.4 million from net income and ROAE.
(2) Excluding expenses of R$ 6.2 million to reflect changes in accounting procedures (calculation of net income, ROAE and efficiency ratio).
(3) Excluding impacts of IPO (increase in capital, revenues and expenses).

About Banco Daycoval

Banco Daycoval S.A. is one of Brazil's leading middle-market banks, with almost 40 years of experience in the financial market and a nationwide presence through 25 branches. It offers a complete line of financial services and credit products for corporate clients, as well as products for individuals – through the *Daycred* - such as auto loans and payroll loans.

Offering a wide and sophisticated array of credit products guaranteed by receivables, Daycoval's loan portfolio totaled R$ 2.8 billion at end-September 2007, with total assets of R$ 5.4 billion. The Brazilian Central Bank ranking of all private-sector banks puts Daycoval in 13th place in June by shareholders' equity and 25th place by total assets less income from financial intermediation.

The Bank has won widespread market recognition and a number of awards for the quality, credibility and solidity of its services. In 2007 Daycoval won the award for Best Middle-Market Bank from *Gazeta Mercantil*, a leading business daily, for the third consecutive year. In 2006 it was ranked first among Best Middle-Market Banks by *Conjuntura Econômica*, an economics and business journal published by FGV. Daycoval also enjoys excellent local ratings, with an "A+" from Austin Ratings, an "A" from Fitch Ratings and an "A" from Standard & Poor's. Brazil's RISKbank upgraded Daycoval to 11.99 in September, placing it fourth in the institution's overall ranking.

Daycoval issued an Initial Public Offering in June 2007 on Level 1 of the São Paulo Stock Exchange (BOVESPA) and began trading preferred shares under ticker symbol DAYC4.

Macroeconomic Overview

Volatility increased strongly in the financial markets in 3Q07 owing to the worsening crisis in the U.S. housing sector (subprime). The crisis began in stabilized economies, arising out of a specific segment that expanded over several years until it reached saturation point due to a large volume of loans, especially in the U.S. subprime mortgage lending market.

Despite the resulting fall in the flow of funds to emerging countries, Brazil conspicuously suffered less from the crisis than its peers. The economy continued to grow in 3Q07, with GDP expanding 0.8%. Growth was driven mainly by consumer spending and gross fixed capital formation, which in turn drove a rise in both retail and wholesale prices that configured accelerating demand-pull inflation. The IGP-DI index rose 1.39% in August, more than in any month since May 2004. Industrial prices rose 0.61% in that month, taking the total rise in 3Q07 to 0.51%. The official consumer price index (IPCA) rose 4.18% in the 12 months through August, reaching a 15-month high. The IPCA rose 0.28% in June, 0.24% in July and 0.47% in August, the latter being the highest monthly rise in the year to date. The Central Bank decided to slow the pace of monetary easing in response to this trend, but economic growth proceeded nonetheless.

Foreign investment attracted by economic growth and stability generated such a large inflow of dollars into Brazil that the Brazilian Real appreciated 4.5% against the US Dollar compared with the previous quarter and 15.6% in the 2 months through September. Local currency appreciation inhibited exports to some extent, while boosting imports, especially of capital goods, i.e. plant and equipment for use by industry. Nevertheless, analysts expect the trade balance surplus to reach US$ 42.0 billion by year-end, according to the consensus forecast in the Central Bank's *Focus* report.

The credit market expanded in step with economic growth and was highly useful to finance aggregate investment. This expansion was observed in all market segments, with loans to individuals, manufacturers and some types of service providers remaining in the lead. Loans to the private sector rose 1.5% in September compared to the previous month, taking the 12-month rate of expansion to 25%. Loans to individuals and industrial firms rose 1.7% and 1.3% in the same month respectively. Housing finance was another strong performer: home loans rose 2% in September. Loans to the segment known as "other services" rose 0.6% in the month.

Profitability

Net income was R$ 58.7 million in 3Q07, for year-over-year growth of 103.1%. In the first nine months of the year net income excluding IPO expenses totaled R$ 168.8 million, for year-over-year growth of 168.7%. The strong growth in net income was a direct result of expanding credit operations and continuing efforts to optimize the management of operating expenses.



Net Income (R$ MM)
28.9
46.5
58.7
3Q06*
2Q07**
3Q07***



Net Interest Margin (NIM) (% p.a.)
14.6
13.4
12.1
3Q06
2Q07
3Q07



Return on Averege Equity (ROAE) (% p.a.)
30.9
40.5
16.9
3Q06*
2Q07**
3Q07***

(*) Adjusted by R$ 4.1 million to reflect changes in accounting procedure.
(**) Excludes impact of IPO.
(***) Excludes IPO expenses.

Net interest margin (NIM) was 12.1% in 3Q07 on an annualized basis, falling 2.5 p.p. year over year, partly owing to the IPO, which generated an increase in average remunerated assets from R$ 2.3 billion to R$ 5.0 billion in the 12 months ending September 30. In 9M07 net interest margin was 12.6%, down 0.9 p.p. year over year.

Net Interest Margin (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
Income from Financial Intermediation (A)	**113.9**	**68.2**	**67.0%**	**75.6**	**50.7%**
(+) Loan Loss Provision	**14.7**	10.5	40.0%	10.8	36.1%
(+) Exchange Rate Variation [1]	**16.2**	-	-	23.0	-29.6%
Income from Financial Intemediation after Loan Loss Provision and Exchange Rate Variation (B)	**144.8**	**78.7**	**84.0%**	**109.4**	**32.4%**
Average Remunerated Assets (C)	**4,995.1**	**2,276.5**	**119.4%**	**3,414.0**	**46.3%**
Net Interest Margin (% p.a.) (B/C)	**12.1**	**14.6**	**-2.5 p.p**	**13.4**	**-1.3 p.p**

[1] Reclassified from other operating revenue.

Return on average equity (ROAE) was 16.9% in 3Q07, compared to 30.9% in 3Q06. The drop also reflected the increase in average shareholders´ equity following the IPO in June 2007. In 9M07, ROAE excluding IPO expenses was 28.4%, up 6.6 p.p. compared with 9M06.

ROAE and ROAA (R$ MM)	*3Q07 [1]*	*3Q06*	*Chg. %*	*2Q07 [2]*	*Chg. %*
Net Income (A)	**58.7**	28.9	103.1%	46.5	26.2%
Average Shareholder´s Equity (B)	**1,474.8**	414.6	255.7%	523.7	181.6%
Average Asset (C)	**5,276.1**	2,373.9	122.3%	3,642.7	44.8%
Return on Average Equity (ROAE) (% p.a.) (A/B)	**16.9%**	**30.9%**	**-14.0 p.p**	**40.5%**	**-23.6 p.p**
Return on Average Asset (ROAA) (% p.a.) (A/C)	**4.5%**	**5.0%**	**-0.4 p.p**	**5.2%**	**-0.7 p.p**

[1] Excludes IPO expenses of R$ 1.4 million.
[2] Excludes impact of IPO (increase in capital, revenues and expenses).

If the Bank had already effected payment of interest on shareholders´ equity (ISE) for 3Q07, net income would have been R$ 66.5 million in the quarter (for ROAE of 19.3%) and R$ 176.6 million in the year to date (for ROAE of 29.7%). Daycoval's By Laws allow payments of ISE to count when computing the mandatory minimum dividend for the financial period.

Operating Highlights

Loan Portfolio

The loan portfolio amounted to R$ 2.8 billion at end-September 2007, growing 98.4% year over year and 29.4% compared to the previous quarter. Loans and trade finance were the main drivers of portfolio growth, evidencing the continuity of the Bank's strategy of targeting growth in the middle-market and retail segments.

Loan Portfolio by Type (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
Loans	**2,196.6**	1,201.5	82.8%	1,773.2	23.9%
Discounted Trade Notes	**213.1**	140.3	51.9%	193.1	10.4%
Financings / Trade Finance	**416.6**	82.7	403.7%	217.1	91.9%
Total	**2,826.3**	**1,424.5**	**98.4%**	**2,183.4**	**29.4%**

Loans in 3Q07 amounted to R$ 2.2 billion, increasing 82.8% year over year and 23.9% in the quarter. Middle-market operations were the main driver of this growth, as the Bank continued to follow a prudential lending policy even after the IPO.

The volume of finance extended, mainly in the form of auto loans, totaled R$ 416.6 million in 3Q07, for fivefold growth year over year. This volume accounted for 14.7% of the total portfolio, compared to 5.8% in the corresponding period of 2006.

Another way of measuring the Bank's lending performance is to analyze a breakdown of the portfolio by segment, as shown in the following chart:

Loan Portfolio by Segment (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
Middle Market / Other	**2,007.4**	1,141.2	75.9%	1,669.2	20.3%
Trade Finance	**177.5**	76.8	131.1%	100.4	76.8%
Payroll-Deductions	**409.6**	200.6	104.2%	305.0	34.3%
Auto	**231.8**	5.9	n.a.	108.8	113.1%
Total	**2,826.3**	**1,424.5**	**98.4%**	**2,183.4**	**29.4%**

Changes to the loan portfolio breakdown in the period reflect the Bank's ongoing efforts to increase market share while maintaining its conservative credit policy, client selectivity, and control of guarantees offered by clients. Daycoval's strategy also aims to diversify its loan portfolio by increasing retail as a share of the total: retail in the form of payroll and auto loans accounted at end-September for 22.7% of the total, up from 19.0% in 2Q07.


September/07
Auto Loans 8.2%
Payroll Deductions 14.5%
Trade Finance 6.3%
Middle Market / Other 71.0%


September/06
Auto Loans 0.4%
Payroll Deductions 14.1%
Trade Finance 5.4%
Middle Market / Other 80.1%


June/07
Auto Loans 5.0%
Payroll Deductions 14.0%
Trade Finance 4.6%
Middle Market / Other 76.4%

The following paragraphs outline the material events affecting each of the Bank's segments during the third quarter.

Middle Market: In Daycoval's core segment the focus remained to achieve a rapid growth mainly through the addition of new clients. The initiatives taken in the period included opening new branches to extend coverage of Brazil, and enhancement of geographical diversification of the asset base in this segment. In addition, it should be noted that Daycoval continued to hire new regional managers to perform strategic functions in these branches.

Trade Finance: The volume of export and import financing extended to middle-market clients increased sharply in the period, making productive use of external lines of credit supplied by top-tier banks abroad.

DayCred **DayCred**, a brand created by Daycoval, offers loans to individuals, especially payroll loans to salaried employees in the public and private sectors, and auto loans, among other products and services.

Payroll Loans: Growth in the number of correspondent banks (which also play a sales promotional role) and in the number of agreements signed with entities of different types drove growth of 34.3% in payroll lending in the quarter and of 104.2% year over year. The main agreements are with INSS, the National Social Security Institute, which accounted for 41% of this portfolio in September, and with state governments, which accounted for 27%. The payroll loan portfolio originated R$ 149.0 million in 3Q07, formalizing more than 34,000 contracts. It is also worth mentioning that a recent ordinance issued by the Ministry of Planning, Budget & Management (*Portaria* 1976, issued October 18, 2007) suspending payroll loans under the SIAPE civil service management system for 90 days had no impact on Daycoval's operations since the Bank does not extend payroll loans to federal government employees via the SIAPE system.

Auto Loans: Year-over-year growth of 113.1% in the auto loan portfolio in 3Q07 reflected increased nationwide coverage of this product, mainly to finance used cars, which accounted for 73.5% of the total portfolio in September 2007. Financing of heavy-duty vehicles accounted for 9.5% of the total and financing of motorcycles for 17%. Origination amounted to R$ 131.2 million in this segment in 3Q07. The number of proposals received averaged more than 1,500 per day, with about 31% being approved and 15% being converted into financing contracts. This performance shows that even in the context of accelerating economic growth the Bank continued consistently to pursue a conservative credit policy.

Loan Portfolio Maturities

Client selectivity and control of guarantees offered by clients are fundamental to maintaining the quality of the Bank's credit portfolio and low levels of delinquency.

Loans Outstanding:

September/07


Over 360 days 22.2%
Up to 180 days 65.0%
From 181 to 360 days 12.8%

September/06


Over 360 days 13.3%
From 181 to 360 days 13.1%
Up to 180 days 73.6%

June/07


Over 360 days 16.4%
From 181 to 360 days 12.1%
Up to 180 days 71.5%

The number of loans outstanding more than 360 days remaining to maturity accounted for 22.2% of the total at end-September, up from 16.4% at end-June. This growth was due to an increase in retail lending as a share of the total portfolio. The longer overall average loan maturity is in line with Daycoval's strategy of extending the tenor of its middle-market business while assuring higher returns and building customer loyalty. The average maturity for the middle-market segment was 159 days at end-September, compared with 555 days for retail (payroll and auto loans), which is a segment that usually has a longer average term.

Loan Portfolio Quality

The efficiency of Daycoval's management, in particular its risk management policy, is demonstrated by the excellent quality of its loan portfolio: 98.1% of the loans are rated AA-C according to the methodology introduced by the Brazilian Central Bank under Resolution 2682.

It is important to note that the proportion of past-due loans (rated D-H) fell to 1.9% in 3Q07, from 2.0% in 2Q07. Loans more than 180 days past due (rated H) continued consistently to account for less than 1% of the total portfolio.

The loan loss provision was R$ 54.6 million, corresponding to 2.0% of the total loan portfolio.

The next chart shows loan ratings and characteristics according to Central Bank rules, as well as the total portfolio and loan loss provision at the end of 3Q07, excluding loans assigned to the FIDC (receivables investment fund) of R$ 106.1 million:

Rating	Required Provision	Overdue Days	Banco Daycoval - R$ MM		
			Loans	%	Provision
AA	0.0%	0 days	19.2	0.7%	-
A	0.5%	1 to 14 days	1,028.1	37.8%	5.1
B	1.0%	15 to 30 days	1,549.1	56.9%	15.5
C	3.0%	31 to 60 days	72.7	2.7%	2.2
D	10.0%	61 to 90 days	8.7	0.3%	0.9
E	30.0%	91 to 120 days	10.5	0.4%	3.1
F	50.0%	121 to 150 days	5.6	0.2%	2.8
G	70.0%	151 to 180 days	4.4	0.2%	3.1
H	100.0%	over 180 days	21.9	0.8%	21.9
Total			**2,720.2**	**100.0%**	**54.6**

September/07


AA-C
98.1%
D-H
1.9%

September/06


AA-C
96.5%
D-H
3.5%

June/07


AA-C
98.0%
D-H
2.0%

As of this quarter we are also presenting a breakdown of past-due loans and loan loss provision by segment in order to enhance still further the transparency of Banco Daycoval's financial reporting.

The next set of charts shows portfolio quality for each of the market segments in which the Bank operates (in millions of Brazilian Reais), excluding loans assigned to the FIDC:

Middle Market / Trade Finance / Others		
3Q07	Loans	%
AA - C	2,044.4	98.3%
D - G	19.5	0.9%
H	14.9	0.7%
Total	**2,078.8**	**100.0%**

Payroll Deductions		
3Q07	Loans	%
AA - C	398.2	97.2%
D - G	5.3	1.3%
H	6.1	1.5%
Total	**409.6**	**100.0%**

Auto		
3Q07	Loans	%
AA - C	226.6	97.8%
D - G	4.2	1.8%
H	1.0	0.4%
Total	**231.8**	**100.0%**

The balance of the loan loss provisions (LLP) for the "middle market, trade finance & other" loans portion corresponded to 2.0% in 3Q07, showing stability compared to the previous quarter. Required provision of the payroll loan portfolio fell 0.7 p.p., to 2.5%, while LLP of the auto loan portfolio fell to 1.5%, from 1.7% in 2Q07.

Loan Loss Provisions (LLP)[1]

Loan Loss Provision (LLP) (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
Balance at the begining of the period	**44.1**	28.9	52.6%	41.4	6.5%
Establishment of provision	**14.7**	10.4	41.3%	10.8	36.1%
Write-offs	**(4.2)**	(4.4)	-4.5%	(8.1)	-48.1%
Corporate	**(2.0)**	(4.2)	-52.4%	(4.5)	-55.6%
Individuals	**(2.2)**	(0.2)	n.a.	(3.6)	-38.9%
Final Balance (R$ MM)	**54.6**	**34.9**	**56.4%**	**44.1**	**44.7%**
Loan Loss Provision / Total Loan Portfolio (%)	**2.0%**	2.4%	-0.4 p.p	2.1%	-0.1 p.p
LLP Balance / Middle Market + Trade Finance + Others (%)	**2.0%**	2.4%	-0.4 p.p	2.0%	0.0 p.p
LLP Balance / Payroll-Deductions (%)	**2.5%**	2.7%	-0.2 p.p	3.2%	-0.7 p.p
LLP Balance / Auto (%)	**1.5%**	1.0%	0.5 p.p	1.7%	-0.2 p.p
Overdue Loans [(2)]	**40.8**	27.9	46.2%	32.6	25.2%
Overdue Loans / LLP Balance (%)	**133.8%**	125.1%	8.7 p.p	135.3%	-1.5 p.p
Write-offs / Total Loan Portfolio (%)	**0.2%**	0.3%	-0.1 p.p	0.4%	-0.2 p.p
Recovered Loans	**0.9**	0.3	172.7%	3.6	-75.0%

[(1)] Banco Daycoval S.A. – unconsolidated.
[(2)] Loans more than 14 days past due, in compliance with Central Bank Resolution 2682/99.

The loan loss provisions ended 3Q07 on R$ 54.6 million, growing 56.4% in 12 months, compared with a growth of 91.0% for the loan portfolio in the same period. The amount set aside for the LLP in the quarter was R$14.7 million, or 41.3% more than in 3Q06. The balance of the LLP remained above 130% of total past due loans for the second consecutive quarter.

It is also important to note that the LLP balance corresponded to 2.0% of total loans in 3Q07, falling 0.4 p.p. year over year and 0.1 p.p. compared to the previous quarter. This decrease reaffirms the quality of the expansion pursued by the Bank by increasing its credit portfolio without jeopardizing results or margins.

Writeoffs

The volume of loans written off in 3Q07 totaled R$ 4.2 million, 4.5% less than in 3Q06. The decrease reflected Daycoval's steadily improving conservative credit policy, designed to optimize portfolio quality by ensuring that all loans are adequately guaranteed and by diversifying the customer base.

Distribution

Daycoval currently has 25 branches located in 15 states plus the Federal District (Brasília), thus covering the entire country. Growth in the number of branches is geared to expanding and consolidating the Bank's operations in important markets nationwide.

In retail (payroll and auto loans) Daycoval outsources the sales team who receive specific training to service this market quickly and efficiently. The Bank's distribution system currently includes 273 correspondents, up 67.5% from 163 in June 2007.

Information technology plays a key role in all activities via the *Dayconnect* internet banking network, which enables any customer or client to perform most financial transactions remotely and thus significantly extends the coverage of the Bank's operations.


Number of Branches
9
9
14
25
2004
2005
2006
Sep-07

Funding

Banco Daycoval prioritizes the diversification of its sources of funding in order to assure the appropriate matching of assets and liabilities in terms of maturities and interest rates, while also guaranteeing sufficient liquidity to leverage growth opportunities.

Funding (R$ MM)	3Q07	3Q06	Chg. %	2Q07	Chg. %
Demand Deposits + other deposits	**94.5**	80.0	18.1%	114.3	-17.3%
Time Deposits	**1,531.6**	1,081.4	41.6%	1,449.1	5.7%
Interbank Deposits	**228.5**	84.5	170.4%	91.5	149.7%
Foreign Issuances	**350.0**	144.7	141.9%	358.9	-2.5%
Borrowing and onlending	**243.2**	56.3	332.0%	159.0	53.0%
Total	**2,447.8**	**1,446.9**	**69.2%**	**2,172.8**	**12.7%**

Funding Breakdown - 3Q07


3.9%
9.9%
14.3%
9.3%
62.6%
Demand Deposits
Time deposits
Interbank deposits
Foreign Issuances
Borrowing and onlending

Funding totaled R$ 2.4 billion at end-September, growing 69.2% year over year and 12.7% in the quarter. The influx of funds from the IPO recorded in June enabled the Bank, that always had a relevant cash position, to prioritize liquidity even more, and thus in 3Q07 it continued to focus on low-cost operations and diversification of funding sources. The average deposit tenor was 313 days at the end of 3Q07.

Time deposits totaled R$ 1.5 billion on September 30, 2007, an increase of 41.6% year over year. Time deposits broke down as follows:

Time Deposit Breakdown (R$ MM)	3Q07	3Q06	Chg. %	2Q07	Chg. %
Legal Entities	**351.4**	208.9	68.2%	403.9	-13.0%
Foundation	**183.9**	92.2	99.5%	170.4	7.9%
Individuals	**228.5**	131.9	73.2%	156.4	46.1%
Financial Institutions	**93.1**	56.1	66.0%	93.8	-0.7%
Investment Funds	**674.7**	592.3	13.9%	624.6	8.0%
Total	**1,531.6**	**1,081.4**	**41.6%**	**1,449.1**	**5.7%**

Substantial growth in the balance of interbank certificates of deposit (CDIs) in 3Q07 compared with 2Q07 was due to short-term funding in the amount of R$ 120.0 million raised at specific moments during the period. Meanwhile, the stock of funding derived from the issuance of long-term interbank CDs grew 18.6% in the quarter.

Daycoval maintained its policy of diversifying deposits, lengthening the average maturity, and reduce costs. To this end on September 12, 2007, the Bank signed a partnership agreement with the Inter-American Investment Corporation (IIC), a multilateral investment institution that is an independent affiliate of the Inter-American Development Bank (IDB) Group, for a loan of US$ 12.5 million to be used to extend lines of credit with relatively long tenors to small and medium enterprises that meet criteria set by both institutions so as to support expansion of the SMEs' activities.

Foreign issues in 3Q07 totaled R$ 350.0 million, for a reduction of 2.5% in the quarter due mainly to local currency appreciation against the dollar, which was 4.5% in 3Q07. These issues accounted for 14.3% of total funding in the quarter, compared to 16.5% in 2Q07.

The 53.0% increase in borrowing and onlending obligations in the quarter was due mainly to expansion of trade finance, as well as the IIC facility.

Financial Highlights

The entire commentary contained in this section referring to the Bank's results in the third quarter and first nine months of 2007 excludes the extraordinary expenses incurred by the Initial Public Offering (IPO). Amounts stated for 2Q07 also exclude the proceeds of the IPO accruing in that period.

Income from Financial Intermediation

Income from Financial Intermediation (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
Loans Operations	**157.2**	99.8	57.5%	144.9	8.5%
Securities Operations	**67.7**	28.2	140.1%	36.3	86.5%
Derivatives	**4.5**	6.0	-25.0%	7.6	-40.8%
Foreign Exchange Operations	**4.2**	3.5	20.0%	3.3	27.3%
Compulsory Investments	**0.8**	-	n.a.	0.5	60.0%
Sub-Total	**234.4**	**137.5**	**70.5%**	**192.6**	**21.7%**
Derivatives Trading Results - Hedge on Issues	**(19.2)**	(2.0)	860.0%	(33.4)	-42.5%
Total	**215.2**	**135.5**	**58.8%**	**159.2**	**35.2%**

Income from financial intermediation in 3Q07 was R$ 215.2 million, growing of 58.8% year over year and 35.2% compared to the previous quarter. The increase reflected rising income from securities operations due mainly to the IPO, as well as expansion of the loan portfolio. Income from financial intermediation in 9M07 totaled R$ 533.5 million, for year-over-year growth of 64.1%. Income from loans operations rose 62.8% year over year in 9M07, while income from securities operations rose 101.3% in the same period.

The R$ 19.2 million loss on derivatives trading result from foreign issue hedging transactions in which Daycoval had engaged in prior periods. This loss was almost entirely offset by foreign exchange translation gains on foreign issues thanks to local currency appreciation.

Expenses on Financial Intermediation

Expenses on Financial Intermediation (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
Funding Expenses	**(86.6)**	(56.9)	52.2%	(73.3)	18.1%
Loan Loss Provision (LLP)	**(14.7)**	(10.4)	41.3%	(10.8)	36.1%
Sub-Total	**(101.3)**	**(67.3)**	**50.5%**	**(84.1)**	**20.5%**
Exchange Rate Variation on Issues	**16.2**	-	n.a.	23.0	-29.6%
Total	**(85.1)**	**(67.3)**	**26.4%**	**(61.1)**	**39.3%**

In 3Q07 expenses on financial intermediation adjusted in accordance with the above table was R$ 85.1 million, an increase of 26.4% year over year. Growth of 39.3% compared with 2Q07 mainly reflected increased funding expenses.

Other Operating Income (Expenses)

Other Operating Income (Expenses) (R$ MM)	3Q07	3Q06	Chg. %	2Q07	Chg. %
Income from Services Provided	**2.6**	3.3	-21.2%	3.6	-27.8%
Personnel Expenses	**(13.8)**	(8.3)	66.3%	(11.8)	16.9%
Commission Expenses (total) (1)	**(7.2)**	(2.3)	213.0%	(3.8)	89.5%
Payroll-Deductions	**(4.7)**	(2.2)	113.6%	(2.9)	62.1%
Auto Loans	**(2.5)**	(0.1)	n.a.	(0.9)	177.8%
Other Administrative Expenses (2)	**(12.0)**	(9.7)	23.7%	(10.9)	10.1%
Tax Expenses	**(7.8)**	(4.1)	90.2%	(6.1)	27.9%
Other Operating Income (Expenses) (3)	**(0.7)**	(0.9)	-22.2%	(2.5)	-72.0%
Final Balance	**(38.9)**	**(22.0)**	**76.8%**	**(31.5)**	**23.5%**

(1) Reflects accounting procedures changes in 3Q07.
(2) Excludes IPO expenses (R$ 1.4 million in 3Q07 and R$ 36.4 million in 2Q07).
(3) Foreign exchange translation loss on securities issues, reclassified to expenses on financial intermediation.

Other operating income and expenses rose 23.5% in 3Q07 compared with 2Q07. The following changes occurred in line items under this heading during the quarter:

Personnel Expenses

Personnel expenses growth of 66.3% year over year and 16.9% compared with 2Q07 mainly reflected new hirings. Constant expansion of the Bank's activities requires increased staffing and training, especially in sales, information technology (IT) and administration.

Commissions Expenses

The commissions expenses, which are, directly related to production in the payroll loan and auto loan segments, amounted in 3Q07 to R$ 7.2 million, an increase of 89.5% compared to the previous quarter. This growth was driven by the efforts of sales teams to place the retail products offered by the Bank.

Other Administrative Expenses

Other administrative expenses rose 23.7% year over year and 10.1% in the quarter, owing to expansion of the Bank's activities in step with the opening of new branches and investment in IT.

Union Agreement

In September 2007 Daycoval signed an agreement with the São Paulo State Union of Bank Workers establishing the terms of a profit sharing arrangement for all active employees of the Bank. An initial provision of R$ 2.1 million under this arrangement was booked in 3Q07.

Efficiency Ratio

The Bank's efficiency ratio fell 2.3 p.p. in 3Q07 compared to the corresponding quarter of 2006, thanks to its strategy of optimizing costs while generating increased revenue. This result excludes the extraordinary expenses associated with the capital increase effected in the period.

Efficiency Ratio (R$ MM)	*3Q07*	*3Q06*	*Chg. %*	*2Q07*	*Chg. %*
(+) Personnel and Administrative Expenses	**(33.0)**	(20.3)	62.6%	(26.5)	24.5%
(+) Depreciation and Amortization	**0.4**	0.3	33.3%	0.4	0.0%
Total expenses (A)	**(32.6)**	**(20.0)**	**63.0%**	**(26.1)**	**24.9%**
(+) Income from Financial Intermediation + LLP	**128.6**	78.6	63.6%	85.8	49.9%
(+) Income from Services Provided	**2.6**	3.3	-21.2%	3.6	-27.8%
(+) Exchange Rate Variation	**16.2**	-	n.a.	23.0	-29.6%
Total (B)	**147.4**	**81.9**	**80.0%**	**112.4**	**31.1%**
Efficiency Ratio (A/B) (%)	**22.1**	**24.4**	**-2.3 p.p**	**23.2**	**-1.1 p.p**

Capital Structure

Shareholders´ Equity

Equity grew 258.4% year over year in 3Q07, thanks mainly to the Initial Public Offering of primary shares in June 2007, raising R$ 936.4 million.

Operating Limit – Basel Index (BIS)

Daycoval's BIS index at end-September was 41.2%. The Bank complies with National Monetary Council Resolution CMN 2099/94 requiring financial institutions to maintain shareholders' equity at certain minimum levels as a percentage of total risk-weighted assets.


Shareholders´ Equity
(R$ MM)
419.7
1,451.2
1,504.2
3Q06
2Q07*
3Q07


Basel Index
(%)
20.9
51.1
41.2
3Q06
2Q07*
3Q07

* Includes impact of IPO.

Ratings

All ratings won by Daycoval, as shown below, underscore the low level of risk and solidity achieved by the Bank in its operations. The reports issued by rating agencies are taken very seriously by the financial market but should not be considered as an investment recommendation.

Agency	Ratings	Latest Update
STANDARD &POOR'S	**A** : Local Scale **BB-** : Global Scale	June 2007
FitchRatings	**A** : Stable Outlook	June 2007
AUSTIN RATING	**A+** : Stable Outlook	March 2007
RISKbank	**Low Risk** for medium term – index 10.99 – no alert columns – 4th place in overall ranking	September 2007

Corporate Governance & Investor Relations

Daycoval listed on Level I of BOVESPA in accordance with its strategy of building a long-term partnership with the capital market to assure the feasibility of continuing expansion of its operations in Brazil.

The firm pursuit of best practice in corporate governance also demonstrates management's commitment to all shareholders. The clearest evidence of this is the granting of full tag-along rights to all holders of preferred shares (PN) since the Bank went public. Daycoval is preparing to move to Level II early in 2008 as part of its commitment to the continuous enhancement of corporate governance.

The Bank has detailed policies for disclosure and information security, as well as a Code of Ethics. These establish rules of conduct in relationships with all stakeholders, from employees and suppliers to clients and customers, regulators, government and society as a whole.

Daycoval's Department of Investor Relations (IR) maintains an IR website with constantly updated information. In 3Q07 the IR Department held some 50 meetings with analysts and investors, as well as answering 120 phone calls and emails from stakeholders.

Since the IPO, the IR Department has held or attended several internal meetings, as well as two local conferences and one international conference organized by institutions of high market standing. In October Daycoval held its first public meeting in partnership with the São Paulo chapter of the Association of Investment & Capital Market Professionals (Apimec – SP). The meeting was attended by more than 200 people, some of whom were physically present while others participated via the internet.

Capital Market

The shares of Banco Daycoval (DAYC4) began trading on BOVESPA Level I on June 29, 2007, as part of the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index (ITAG).

Daycoval's registered share capital comprises 222.6 million shares, of which 142.4 million are common shares and 80.2 million are preferred shares. The free float is 29%, equivalent to 64.3 million preferred shares (PN).

Between the date of listing and end-September, DAYC4 traded in every session without exception, gaining 5% in value while the Ibovespa Stock Index gained 11.7%.

The number of trades in Daycoval preferred (DAYC4) totaled 11,636 in the same period, comprising 47.1 million shares. Average daily traded volume R$ 12.9 million.

September 28, 2007	
Preferred Shares (million)	64.3
Share Price (DAYC4) (R$/share)	17.85
Book Value (R$/share)	6.76
Avg. Daily Traded Vol. 3Q07 (R$ million)	12.9
Market Capitalization (R$ billion)	4.0

Shares´ Performance
Closing price = 06/28/2007 to 09/28/2007


DAYC4
IBOVESPA
120
115
110
105
100
95
90
85
80
+ 11.7%
+ 5.0%
28-Jun-07
13-Jul-07
28-Jul-07
12-Aug-07
27-Aug-
11-Sep-07
26-Sep-07

On August 2, 2007, Banco Daycoval retained the services of UBS Pactual Corretora de Títulos e Valores Mobiliários to act as market maker. The Bank's aim in taking this initiative was to assure the best possible environment for trading in its stock, maintain minimum levels of liquidity, and strengthen its commitment to investors and best practice in market trading. A market maker is an agent that undertakes to buy and sell a particular stock on a regular and continuous basis at a publicly quoted price assuring an agreed maximum spread. Market makers facilitate trading and help avoid artificial movements in stock prices. UBS Pactual began acting as market maker for Banco Daycoval on August 3, 2007.

Human Resources

Banco Daycoval's mission includes the goal of becoming one of the best companies to work for in its industry. The Bank's people management policy has a number of distinctive features, such as study grants and lines of credit to extend payroll loans to employees.

The Bank also has rapid and direct channels of communication. News and information on policies and procedures are disseminated to staff via the intranet and house journal *Dayconews*, issued bimonthly.

At end-September 2007 Banco Daycoval had 583 employees, 16.1% more than at end-June (502). Front-office alone accounted for 155 people, up from 145 in 2Q07.

Forthcoming Events

- **3Q07 Results Conference Call:**

IN PORTUGUESE

October 30, 2007
11 am (BR) (9 am US EST)

Dial-In Number: +55 (11) 4688-6301
Code: Banco Daycoval

Replay (available for 1 week):
+ 55 (11) 4688-6312 – Code: 999

IN ENGLISH

October 30, 2007
1 pm (BR) (11 am US EST)

Dial-In Number: +1 (786) 924 8430
+1 (888) 700 0802
Code: Banco Daycoval

Replay (available for 1 week):
+55 (11) 4688-6312 – Code: 442

Glossary

CDI: Interbank Certificate of Deposit – fixed-income security issued by financial institutions.

Basel index: National Monetary Council (CMN) Resolution 2,099/94, dated August 17, 1994, established the obligation to maintain the value of adjusted shareholders' equity compatible with the degree of risk of the asset structure of certain financial institutions, as defined in the Basel Agreement.

Efficiency Index: defined as the proportion, expressed as a percentage, between (a) the sum of "personnel expenses" and "other administrative expenses" less "depreciation and amortization" (included in other administrative expenses) and (b) the sum of "gross income from financial intermediation" excluding the effects of the "provision for loan losses, "income from services" and "income from foreign exchange variation on funding operations". The efficiency index is not defined by the accounting practices adopted in Brazil. The efficiency index does not have a standardized definition, and thus our definition of the efficiency indicator may not be comparable to the efficiency indicator presented by other companies. The efficiency index is used by Management to measure our operating performance.

Net Interest Margin (NIM): "gross income from financial intermediation" excluding the effects from the "provision for loan losses", plus the "income from foreign exchange variation on funding operations" as a percentage of the average balance of "remunerated assets".

Middle Market: Classification adopted by Banco Daycoval for companies with annual revenue generally between R$ 8.0 million and R$ 300.0 million.

Change in Accounting Practice: deferment of the commission paid to promoters implemented as of January 2007.

Level 1 Corporate Governance: Created on July 26, 2001, this is a special trading segment of the São Paulo Stock Exchange (Bovespa) for listing companies that have administrators and controllers that voluntarily pledge to fulfill requirements in addition to those mandated by law. Among the many commitments required for a company to be classified as Level 1, we highlight: (i) maintain in circulation a minimum portion of 25% of the capital stock; (ii) the holding of public offerings for the placement of shares; (iii) enhancements in the quarterly information published; (iv) fulfillment of transparency rules; (v) disclosure of shareholder agreements and stock option plans; (vi) publishing of an annual calendar of corporate events.

Rating: Analysis effected of the securities issued by a company/government that assesses the credit quality of the issuer.

Central Bank Resolution 2,682: addresses the rating criteria for credit operations and rules for the constitution of provisions for loan losses.

ROAA: Return on Average Assets – net income divided by average assets in the period, expressed as a percentage.

ROAE: Return on Average Equity, i.e., the relationship between net income in a specific period divided by average shareholders' equity.

SELIC Rate: The reference rate of the Special System of Clearance and Custody (SELIC) for federal government securities, which functions as Brazil's basic interest rate.

Tag Along: In Brazil, tag-along rights are provided for by Law 10,303/01 (Brazilian Corporate Law), and ensure the extension of the conditions offered to the controlling shareholders, in the event of the sale of the company's control, to the other holders of shares in the company.

Disclaimer

This material may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect the Bank's business. Many important factors may adversely affect the results of Banco Daycoval as described in management's estimates and forward-looking statements. These factors include, but are not limited to, the following: the performance of the Brazilian and international economies; fiscal, foreign-exchange and monetary policies; increasing competition in the middle-market segment; Banco Daycoval's ability to obtain funding for its operations; and changes to Central Bank rules and regulations.

The words "believe", "may", "could", "seek", "estimate", "continue", "anticipate", "plan", "expect" and other similar words are used to identify estimates and projections. Considerations involving estimates and forward-looking statements include information relating to results and projections, strategies, competitive positioning, the industry environment, growth opportunities, the effects of future regulation, and the effects of competition. Such estimates and projections are valid only at the time of writing. Daycoval does not undertake to publish updates or review any of these estimates in response to new information, future events or other factors. In light of the risks and uncertainties involved, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make decisions based on the estimates, projections and forward-looking statements contained in this material.

Attachment I – Accumulated Figures

Net Interest Margin (R$ MM)	9M07	9M06	Chg. %
Income from Financial Intermediation (A)	**267.6**	**152.9**	**75.0%**
(+) Loan Loss Provision	**33.7**	24.3	38.7%
(+) Exchange Rate Variation [1]	**55.4**	20.8	166.3%
Income from Financial Intemediation after Loan Loss Provision and Exchange Rate Variation (B)	**356.7**	**198.0**	**80.2%**
Average Remunerated Assets (C)	**3,824.4**	**1,984.1**	**92.8%**
Net Interest Margin (% p.a.) (B/C)	**12.6**	**13.5**	**-0.9 p.p**

[1] Reclassified from other operating revenue.

ROAE and ROAA (R$ MM)	9M07 [1]	9M06 [2]	Chg. %
Net Income (A)	**168.8**	62.8	168.7%
Average Shareholder´s Equity (B)	**818.6**	393.7	107.9%
Average Asset (C)	**4,020.2**	2,065.8	94.6%
Return on Average Equity (ROAE) (% p.a.) (A/B)	**28.4%**	**21.8%**	**6.6 p.p**
Return on Average Asset (ROAA) (% p.a.) (A/C)	**5.6%**	**4.1%**	**1.5 p.p**

[1] Excludes IPO expense of R$ 37.8 million (gross).
[2] Net income adjusted by R$ 12.0 million due to changes in accounting procedure.

Efficiency Ratio (R$ MM)	9M07	9M06	Chg. %
(+) Personnel and Administrative Expenses [1][2]	**(80.9)**	(55.6)	45.5%
(+) Depreciation and Amortization	**1.2**	1.0	20.0%
Total expenses (A)	**(79.7)**	**(54.6)**	**46.0%**
(+) Income from Financial Intermediation + LLP [1]	**301.3**	177.2	70.0%
(+) Income from Services Provided	**9.5**	8.6	10.5%
(+) Exchange Rate Variation	**55.4**	20.8	166.6%
Total (B)	**366.2**	**206.6**	**77.3%**
Efficiency Ratio (A/B) (%)	**21.8**	**26.4**	**-4.7 p.p**

[1] Year-to-date numbers for 9M07 excluding effects of IPO.
[2] Year-to-date numbers for 9M06 including effects of changes in accounting procedure.

Attachment II – Balance Sheet – R$ th

Assets	3Q07	3Q06	2Q07
Current Assets	**4,041,530**	**2,282,442**	**4,050,684**
Cash and cash equivalents	52,823	18,460	33,743
Interbank investments	1,455,326	699,353	2,019,235
Securities and derivatives	148,354	330,564	90,369
Interbank accounts	42,286	5,250	29,277
Lending operations	2,032,653	1,154,129	1,722,508
Other receivables	277,728	74,272	126,388
Other assets	32,360	413	29,164
Long-Term Assets	**1,334,149**	**294,524**	**1,085,000**
Securities & Derivative Financial Instruments	577,789	67,283	633,601
Lending operations	606,757	181,596	343,988
Other receivables	105,887	45,644	91,628
Other assets	43,716	-	15,783
Permanent	**12,770**	**11,547**	**12,604**
Investiments	470	880	854
Property and equipment in use	12,129	10,507	11,565
Deferred charges	171	160	185
Total Assets	*5,388,449*	*2,588,512*	*5,148,288*

Liabilities	3Q07	3Q06	2Q07
Current Liabilities	**2,836,701**	**1,641,710**	**2,881,793**
Deposits	1,334,806	970,795	1,222,592
Money market funding	994,537	488,814	1,215,609
Funds from acceptance and issuance of securities	11,082	3,331	128,897
Interbank accounts	6,943	3,012	3,653
Interbranch accounts	28,524	6,117	3,568
Borrowings and onlendings	222,157	94,309	158,990
Derivatives	1,185	2,353	2,034
Other payables	237,467	72,978	146,450
Long-term Liabilities	**1,040,078**	**525,749**	**810,517**
Deposits	519,784	275,060	432,282
Resources from Acceptance and Securities Issued	338,910	141,323	229,989
Borrowings and onlendings	21,070	428	-
Derivatives	323	721	1,194
Other payables	159,991	108,217	147,052
Deferred Income	**7,198**	**1,377**	**4,567**
Minority Interest	**250**	**4**	**246**
Shareholders´ Equity	**1,504,222**	**419,672**	**1,451,165**
Capital			
Brazilian residents	1,359,143	179,905	1,359,143
Capital reserves	-	417	-
Revaluation reserves	2,097	2,225	2,123
Profit reserves	15,985	29,454	15,985
Adjustment to fair value - securities and derivatives	669	1,577	5,369
Retained earnings	126,328	206,095	68,545
Total Liabilities	*5,388,449*	*2,588,512*	*5,148,288*

Attachment III – Quarterly Income Statement – R$ th

	3Q07	3Q06	Chg. %	2Q07	Chg. %
Income from Financial Intermediation	**215,190**	**135,526**	**58.8%**	**159,794**	**34.7%**
Lending Operation	157,208	99,837	57.5%	144,891	8.5%
Securities Operations	67,687	28,167	140.3%	36,845	83.7%
Derivatives	(14,747)	4,045	n.a.	(25,827)	-42.9%
Foreign Exchange Operations	4,243	3,477	22.0%	3,349	26.7%
Compulsory Investments	799	-	n.a.	536	49.1%
Expenses of Financial Intermediation	**(101,233)**	**(67,326)**	**50.4%**	**(84,157)**	**20.3%**
Funding Expenses	(81,477)	(54,523)	49.4%	(71,353)	14.2%
Borrowing and Onlendings	(5,090)	(2,354)	116.2%	(2,011)	153.1%
Loan Losses Provisions	(14,666)	(10,449)	40.4%	(10,793)	35.9%
Gross Profit from Financial Intermediation	**113,957**	**68,200**	**67.1%**	**75,637**	**50.7%**
Other Operating Income (Expenses)	**(24,043)**	**(28,260)**	**-14.9%**	**(44,914)**	**-46.5%**
Income from Services Provided	2,645	3,287	-19.5%	3,589	-26.3%
Personnel Expenses	(13,778)	(8,322)	65.6%	(11,754)	17.2%
Other Administrative Expenses	(20,642)	(18,199)	13.4%	(51,130)	-59.6%
Tax Expenses	(7,767)	(4,122)	88.4%	(6,130)	26.7%
Other Operating Income	19,288	1,807	967.4%	24,949	-22.7%
Other Operating Expenses	(3,789)	(2,711)	39.8%	(4,438)	-14.6%
Income from Operation	**89,914**	**39,940**	**125.1%**	**30,723**	**192.7%**
Non-operating Expenses	(403)	(24)	n.a.	(36)	n.a.
Income before Taxes and Minority Interest	**89,511**	**39,916**	**124.2%**	**30,687**	**191.7%**
Income and Social Contribution Taxes	**(29,716)**	**(15,151)**	**96.1%**	**(7,862)**	**278.0%**
Provision for Income Tax	(26,473)	(11,329)	133.7%	(9,849)	168.8%
Provision for Social Contribution Tax	(8,942)	(3,822)	134.0%	(3,113)	187.2%
Deferred Taxes	5,699	-	n.a.	5,100	11.7%
Profit-Sharing	(2,057)	-	n.a.	-	n.a.
Minority interest in the income	(4)	-	n.a.	-	100.0%
Net Income	**57,734**	**24,765**	**133.1%**	**22,825**	**152.9%**
Interest on Shareholders´ Equity	-	-	n.a.	(13,366)	n.a.
Earnings per Share (R$)	0.26	7.62	n.a.	0.10	152.9%
Number of Shares	222,633,512	3,251,132	n.a.	222,633,512	n.a.

Attachment IV – Accumulated Income Statement – R$ th

	9M07	9M06	Chg. %
Income from Financial Intermediation	**533,521**	**325,024**	**64.1%**
Lending Operation	429,541	264,845	62.2%
Securities Operations	150,508	74,759	101.3%
Derivatives	(57,895)	(25,071)	130.9%
Foreign Exchange Operations	9,907	10,491	-5.6%
Compulsory Investments	1,460	-	n.a.
Expenses of Financial Intermediation	**(265,356)**	**(172,080)**	**54.2%**
Funding Expenses	(216,164)	(139,100)	55.4%
Borrowing and Onlendings	(15,522)	(8,653)	79.4%
Loan Losses Provisions	(33,670)	(24,327)	38.4%
Gross Profit from Financial Intermediation	**268,165**	**152,944**	**75.3%**
Other Operating Income (Expenses)	**(78,542)**	**(65,399)**	**20.1%**
Income from Services Provided	9,538	8,555	11.5%
Personnel Expenses	(36,288)	(24,021)	51.1%
Other Administrative Expenses	(82,367)	(49,801)	65.4%
Tax Expenses	(19,982)	(11,850)	68.6%
Other Operating Income	63,802	26,052	144.9%
Other Operating Expenses	(13,245)	(14,334)	-7.6%
Income from Operation	**189,623**	**87,545**	**116.6%**
Non-operating Expenses	(491)	(22)	n.a.
Income before Taxes and Minority Interest	**189,132**	**87,523**	**116.1%**
Income and Social Contribution Taxes	**(43,217)**	**(36,749)**	**17.6%**
Provision for Income Tax	(54,929)	(27,572)	99.2%
Provision for Social Contribution Tax	(18,353)	(9,177)	100.0%
Deferred Taxes	30,065	-	n.a.
Profit-Sharing	(2,057)	-	n.a.
Minority interest in the income	(4)	-	n.a.
Net Income	**143,854**	**50,774**	**183.3%**
Interest on Shareholders' Equity	13,366	-	n.a.
Earnings per Share (R$)	0.65	15.62	n.a.
Number of Shares	222,633,512	3,251,132	n.a.

Attachment V – Quarterly & Accumulated Income Statement – Ex-IPO – R$ th

	3Q07 (1)	2Q07 (2)	9M07 (1)
Income from Financial Intermediation	**215,190**	**159,236**	**533,521**
Lending Operation	157,208	144,891	429,541
Securities Operations	67,687	36,287	150,508
Derivatives	(14,747)	(25,827)	(57,895)
Foreign Exchange Operations	4,243	3,349	9,907
Compulsory Investments	799	536	1,460
Expenses of Financial Intermediation	**(101,233)**	**(84,157)**	**(265,356)**
Funding Expenses	(81,477)	(71,353)	(216,164)
Borrowing and Onlendings	(5,090)	(2,011)	(15,522)
Loan Losses Provisions	(14,666)	(10,793)	(33,670)
Gross Profit from Financial Intermediation	**113,957**	**75,079**	**268,165**
Other Operating Income (Expenses)	**(22,642)**	**(8,484)**	**(40,711)**
Income from Services Provided	2,645	3,589	9,538
Personnel Expenses	(13,778)	(11,754)	(36,288)
Other Administrative Expenses	(19,241)	(14,700)	(44,536)
Tax Expenses	(7,767)	(6,130)	(19,982)
Other Operating Income	19,288	24,949	63,802
Other Operating Expenses	(3,789)	(4,438)	(13,245)
Income from Operation	**91,315**	**66,595**	**227,454**
Non-operating Expenses	(403)	(36)	(491)
Income before Taxes and Minority Interest	**90,912**	**66,559**	**226,963**
Income and Social Contribution Taxes	**(30,192)**	**(20,058)**	**(56,080)**
Provision for Income Tax	(26,823)	(18,817)	(64,387)
Provision for Social Contribution Tax	(9,068)	(6,341)	(21,758)
Deferred Taxes	5,699	5,100	30,065
Profit-Sharing	(2,057)	-	(2,057)
Minority interest in the income	(4)	-	(4)
Net Income	**58,659**	**46,501**	**168,822**
Interest on Shareholders' Equity	-	(13,366)	13,366
Earnings per Share (R$)	0.26	0.21	0.76
Number of Shares	222,633,512	222,633,512	222,633,512

[1] Excludes IPO expenses.
[2] Excludes impact of IPO.

Attachment VI – Cash Flow Statement – R$ th

	3Q07	3Q06	2Q07
Net Income	**57,734**	**24,765**	**22,825**
Adjustment to reconcile net income to net cash provided by operating activities	**(3,853)**	**3,110**	**4,057**
Provision for Tax-Incentive-Related Losses	406	24	(16)
Depreciation and Amortization	419	318	373
Adjustement in the Market Value of Securities and Derivatives Instruments	(4,700)	2,744	3,679
Revaluation Reserves on Income Tax and Social Contribution	22	24	21
Adjusted Net Income	**53,881**	**27,875**	**26,882**
Variations in Assets and Liabilities	**(87,799)**	**(214,694)**	**(1,717,293)**
(Increase) Reduction in Short-Term Interbank Investments	563,908	32,650	(1,175,484)
(Increase) Reduction in Securities and Derivative Instruments	(2,173)	(63,840)	(229,102)
(Increase) Reduction in Interbank and Interbranch Accounts	15,237	6,247	(41,127)
(Increase) Reduction in Loan Operations, Leasing and Other Credits	(572,914)	(198,177)	(277,348)
(Increase) Reduction in Other Credits	(165,598)	(12,917)	(65,171)
(Increase) Reduction in Other Securities and Assets	(31,129)	47	(27,597)
(Reduction) Increase in Other Liabilities	102,239	20,554	97,087
(Redution) Increase in Deferred Income	2,631	742	1,449
Net Cash from Operating Activities Received	**(33,918)**	**(186,819)**	**(1,690,411)**
Investment Activities			
Proceeds from sale of premises and equipment	8	-	-
Purchase of unconsolidated companies	(20)	(61)	-
Purchase of premises and equipment	(977)	(446)	(653)
Investments in Deferred Assets	-	(59)	15
Net Cash used in investing activities	**(989)**	**(566)**	**(638)**
Financing activities			
Increase (Reduction) in Deposits	199,718	120,161	112,787
Increase (Reduction) in Funding in Open Market	(221,072)	65,825	640,640
Increase (Reduction) in Resources from Foreign Exchange and Securities Issued	(8,896)	3,483	(31,270)
Increase (Reduction) in Borrowing and Onlending Obligations	84,237	3,490	35,111
Cash dividends and interest on stockholder's equity paid	-	-	(8,780)
Capital Increase	-	-	936,406
Net cash provided used by financing activities	**53,987**	**192,959**	**1,684,894**
Net Increase (decrease) in cash and cassh equivalents	**19,080**	**5,574**	**(6,155)**
Cash and cash equivalents at the beginning of the quarter	33,743	12,886	39,898
Cash and cash equivalents at the end of the quarter	52,823	18,460	33,743
Net cash and cash equivalents	**19,080**	**5,574**	**(6,155)**

RECEIVED
2008 APR 16 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO DAYCOVAL REPORTS EX-IPO NET PROFIT OF R$ 46.5 MILLION AND ROE OF 40.5% IN 2Q07

São Paulo, July 31, 2007 – Banco Daycoval S.A. ("Daycoval" or "Bank") (Bovespa: **DAYC4**), one of the leading banks in the credit to middle market companies segment, with operations also in credit to individuals through payroll-deduction loans and auto financing, announces its results for the second quarter of 2007 (2Q07). The operating and financial information herein, except where stated otherwise, is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law.

2Q07 Conference Call

August 01, 2007

English
12:00pm | 11:00am US EST
Phone: +1 (973) 935 8893
Code: 9056260

Portuguese
10:00am | 9:00am US EST
Phone: +55 (11) 2188 0188
Code: Daycoval

Investor Relations

Morris Dayan
IR Officer

Carlos Lazar
IR Superintendent

Phone: +55 (11) 3138-1024
ri@daycoval.com.br

DAYC4 NÍVEL 1 BOVESPA BRASIL

2Q07 HIGHLIGHTS

- Banco Daycoval successfully concluded its **initial public offering** (IPO), raising more than R$ 1.0 billion in the operation;
- **Ex-IPO Net Profit** of R$ 46.5 million, up 164.2% compared to the same period of last year. ROE of 40.5%, 21 percentage points (p.p.) higher than in the 2Q06;
- **Shareholders' Equity** rose 270.1% to R$ 1,451.2 billion, already considering the IPO proceeds;
- **Total Assets** of R$ 5.1 billion after the IPO, 53.0% higher than in the 1Q07;
- **Loan Portfolio** expanded by 15.6% and 79.1% versus the 1Q07 and 2Q06, respectively, to R$ 2.2 billion;
- **Funding** rose 5.7% versus the 1Q07, to R$ 2.2 billion;
- **Efficiency Index** of 23.2% in the quarter, 7.9 p.p. down on the 2Q06 thanks to the management of administrative costs, allied to greater income generation;
- Balance in the **Provision for Loan Losses** of 2.1% of the total loan portfolio, down from the levels in the 1Q07 (2.3%) and 2Q06 (2.4%). At end June 2007, the balance of loans overdue more than 180 days represented less than 1% of the total loan portfolio.

Main Indicators (R$ MM)	*2Q07*(1)	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Income from Financial Intermediation	**75.6**	78.6	-3.8%	52.5	44.0%
Net Income	**46.5**	44.0(2)	5.7%	17.6(3)	164.2%
Shareholders' Equity	**538.4**	497.0	8.3%	392.1	37.3%
Total Assets	**3,855.0**	3,363.9	14.6%	2,344.1	64.6%
Loan Portfolio	**2,183.4**	1,888.0	15.6%	1,219.1	79.1%
Funding	**2,172.8**	2,056,2	5.7%	1,319.7	64.6%
Net Interest Margin (NIM) (% p.a.)	**13.4%**	14.3%	-0.9 p.p.	13.6%(3)	-0.2 p.p.
Return on Equity (ROE) (% p.a.)	**40.5%**	44.5%(2)	-4.0 p.p.	19.5%(3)	21.0 p.p.
Efficiency Index (%)	**23.2%**	19.7%	3.5 p.p.	31.1%(4)	-7.9 p.p.
Basel Index (%)	**20.2%**	21.7%	-1.5 p.p.	21.9%	-1.7 p.p.

(1) 2Q07 figures do not consider the impact of the IPO.
(2) Excluding the recognition of tax credits in the amount of R$ 19.3 million.
(3) Excluding expenses of R$ 5.2 million related to the change in accounting procedures.
(4) Excluding expenses of R$ 7.9 million related to the change in accounting procedures.

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans.

Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June 2007, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006).

The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle market bank" from *Gazeta Mercantil* newspaper, and in 2006 it received first place in the category "best middle market bank" from FGV/*Revista Conjuntura Econômica.* The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's.

In June 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

Offering Summary

The start of trading in the Company's shares under the ticker **DAYC4** on June 29, 2007 marked a new phase in the operations of Banco Daycoval in Brazil's financial system. Sold in the primary and secondary offer were 64,263,164 preferred shares at the price of R$ 17.00 per share, raising a total of R$ 1.1 billion. The net proceeds raised by the Bank will be used to expand the loan portfolio, particularly in the middle market segment.

Important differentials of the offering were the 100% tag-along rights granted to the holders of all shares issued, a base offering consisting 99% of the primary issue, with sales efforts abroad in accordance with Rule 144A and Regulation S, which tapped investors on five different continents. The conclusion of the public offering was announced on July 17, pursuant to the regulations issued by Brazil's Securities and Exchange Commission (*Comissão de Valores Mobiliários - CVM*).

Below is the shareholder composition of the Bank after the IPO and a table summarizing the offer:

Capital Structure (post-IPO)


7%
64%
29%

- Daycoval Holding Financeira S/A
- Controlling Shareholders (Dayan Family)
- Free Float

Offering Structure	Initial Public Offering in Brazil, with international placement efforts under Rules 144A / REG S
Shares Offered	64.2 million preferred shares with 100% *tag along* rights, - 29% *Free Float*
Offering Price and Size	R$ 17.00 / share – Total R$ 1.1 billion - 86% primary, 14% secondary
Investors	Foreigners (70%) and Local (30%)
Bookrunners	Goldman Sachs UBS Pactual

Message from the Management

The start of trading of Banco Daycoval's shares on the São Paulo Stock Exchange (Bovespa) represented an important milestone in our history. We are now a Bank that is larger and even more solid, and prepared to face the many different challenges in the context of the Brazilian economy.

As a result of the IPO, we have gained the strength needed to grow and attain new and important achievements, and thus provide all shareholders that have deposited their trust in us with an adequate return on their investment. Accordingly, we also undertake a commitment to transparency and implementing high standards of corporate governance in all of our activities.

Daycoval has always excelled as a Bank focused on the middle market segment, for which it has won various awards. The bulk of this success may be credited to the agile and personalized manner in which we serve our customers, and to the respect and professional conduct demonstrated by each member of our team. We do not limit ourselves to conventional products and we are always seeking opportunities to create new credit and investment solutions that offer the best relationship between risk and return.

This second-quarter 2007 earnings demonstrates that we are on the right path. Over the coming quarters we will seek to maintain the pace of growth in our credit operations that we have registered in recent years. We believe our competitive differentials, combined with the favorable outlook for the credit industry in Brazil, will reinforce the positioning of Banco Daycoval in both financial and capital markets.

Macroeconomic Scenario

The continued growth in the global economy, the high liquidity (with volatility rising at the end of the quarter) in international markets, combined with declining long-term interest rates, contributed in the second quarter of 2007 to Brazil achieving an extremely benign situation in terms of its economic environment.

In the domestic market, foreign currency inflows remained very robust (leading the Real to appreciate), and against expectations there was a substantial widening in the trade surplus in the quarter, of more than US$ 10 billion. This trade surplus was generated by the sale of basic (commodities), semi-manufactured and also manufactured products. With a weaker U.S. dollar, Brazil's imports rose, however, the trade surplus has been exhibiting greater quality, with less superfluous products and a greater share of inputs for manufacturing and capital goods. The trade surplus is expected to close the year at approximately US$ 42 billion.

In the area of Brazil's monetary policy, the quarter closed with positive ramifications for the real economy, with the Monetary Policy Committee (Copom) cutting the benchmark interest rate by 150 basis points in the period to leave the Selic basic interest rate at 11.50% per annum, driven by declining inflation, even though wholesale agricultural and food prices caused relative concern. The main reason for the higher IPCA inflation measured in the quarter were fuel prices, which ended up falling sharply in the quarter, with the start of the sugarcane harvest, in turn impacting ethanol prices.

From standpoint of the national accounts, Brazil's primary surplus in the first two quarters of 2007 stood at 3.86% of GDP (roughly 8.12% higher than in the same period of 2006).

The external scenario also signaled a benign bias (due to the high global liquidity), although with high volatility. The concerns were caused by the affordable housing segment (where capacity may be at its limit), U.S. inflation indices, and oil prices.

Turning to the outlook for credit volumes in Brazil's financial system, Austin Rating estimates that 2007 will end with Brazil boasting a total stock of credit of R$ 857 billion, which should serve as an important driver for the operations of Banco Daycoval. Despite the expectation of robust credit growth, according to the credit rating agency, default levels – even though they have risen in the past two years – should remain stable in relation to 2006.

Profitability

Net profit in the quarter excluding the effects of the IPO rose to R$ 46.5 million, 164.2% higher than in the 2Q06. Annualized net financial margin in the 2Q07 was 13.4%. In the first half of 2007, net profit excluding the impacts from the IPO was R$ 109.8 million, exceeding the total amount registered in this line in the fiscal year 2006. These figures attest to the efficiency and scale that the Bank has been achieving and the evolution in its operations, and are a direct consequence of the expansion in credit operations.

An important factor was the trajectory of return on equity (ROE), which was 40.5% in the quarter (excluding the impact from the IPO), marking the third straight quarter that this indicator has remained near this level.


Net Profit (R$ Million)
+164.2%
17.6
44.0
46.5
2Q06*
1Q07**
2Q07***


Net Financial Margin (NIM)
(% p.a.)
13.6
14.3
13.4
2Q06
1Q07
2Q07***


Return on Equity (ROE)
(% p.a.)
19.5
44.5
40.5
2Q06*
1Q07**
2Q07***

(*) Adjusted by R$ 5.2 million related to the change in accounting procedures.
(**) Excluding the recognition of tax credits in the amount of R$ 19.3 million.
(***) Excluding the impact of the IPO.

Operating Highlights

Loan Portfolio

The Bank maintains a conservative policy for extending credit. Client selectiveness and the control the Bank exerts over the guarantees offered by clients are crucial for maintaining the quality of the loan portfolio and low default rates.

Loan Portfolio by Type (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Loans	**1,773.2**	1,586.6	11.8%	1,022.7	73.4%
Discounted Trade Notes	**193.1**	176.1	9.7%	120.4	60.4%
Trade Finance / Advances on Foreign Exchange Contracts	**217.1**	125.3	73.3%	76.0	185.7%
Total	**2,183.4**	**1,888.0**	**15.6%**	**1,219.1**	**79.1%**

Lending operations, which expanded by 11.8% in the quarter against the 1Q07, demonstrated the continued execution of the strategy to focus on credit operations in the middle market segment, always observing the stringent credit quality and guarantee criteria adopted by the Bank.

The loan portfolio grew by 15.6% in the quarter compared to the 1Q07, driven particularly by the expansion in vehicle financing operations (consumer credit), which also explains the variation in this financing line versus the 2Q06.

Another way to accompany the Bank's loan portfolio is through a breakdown by segment, as shown in the following table. The best performing segment in the quarter was payroll-deduction loans, which grew 93.7% versus the same quarter in the previous year.

Loan Portfolio by Segment (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Middle Market	**1,669.2**	1,477.6	13.0%	985.9	69.3%
Trade Finance	**100.4**	76.1	31.9%	75.7	32.6%
Payroll-Deductions	**305.0**	285.1	7.0%	157.5	93.7%
Vehicles	**108.8**	49.2	121.1%	n.d.	n.d.
Total	**2,183.4**	**1,888.0**	**15.6%**	**1,219.1**	**79.1%**

The trajectory of loan portfolio operations by segment reflects the continuous efforts by Banco Daycoval to increase its market share, maintaining its conservative credit policy, client selectivity, and control over the guarantees offered. Another important part of our strategy is to diversify our loan portfolio by expanding the share of retail lending operations (payroll-deduction and vehicle financing).


June/06
Payroll-Deductible 12.9%
Trade Finance 6.2%
Middle Market / Other 80.9%
March/07
Vehicles 2.6%
Payroll-Deductible 15.1%
Trade Finance 4.0%
Middle Market / Other 78.3%
June/07
Vehicles 5.0%
Payroll-Deductible 14.0%
Trade Finance 4.6%
Middle Market / Other 76.4%

The highlights in the quarter for each of the operating segments of Banco Daycoval follow:

Middle Market: in its main operating segment, Banco Daycoval maintained efforts to continue its strong level of growth. Important initiatives worth to mention were: (i) the inauguration of new branches, expanding our national coverage; (ii) the hiring of new experienced professionals to fill strategic positions at these branches; and (iii) the prospecting of new clients and business in the period, which also contributed to greater diversification of the loan portfolio.

Trade Finance: the strategy to expand the development of operations for financing the import and export activities carried out by Banco Daycoval clients, combined with expansion in the offshore credit lines for this segments with first-tier banks outside of Brazil, contributed to a substantial increase in the operations in this segment.

Payroll-Deduction: the increase in the number of correspondent banks (promoters) and greater number of agreements signed with the various different types of agencies contributed to an increase of 7.0% in the volume of payroll-deduction operations versus the 1Q07 and of 93.7% against the 2Q06. Highlights among the agreements signed by the Bank include those with the INSS social security institute and with State Governments.

Vehicle Financing: the 121.1% growth in the vehicle financing portfolio in relation to the 1Q07 is a result of the continued expansion of the share of this product at the national level, particularly lines for financing used vehicles, and also heavy vehicles and motorcycles. Of the total number of financing applications received in the 2Q07, 31.0% were approved and 15.0% were effectively transformed into loan contracts. This demonstrates that despite the growth recorded, the conservative credit policy adopted by Banco Daycoval is being implemented consistently.

Loan Portfolio Maturities

Outstanding Operations:

June/06


Over 360 days 11.5%
From 181 to 360 days 11.4%
Up to 180 days 77.1%

March/07


Over 360 days 15.4%
From 181 to 360 days 12.6%
Up to 180 days 72.0%

June/07


Over 360 days 16.4%
From 181 to 360 days 12.1%
Up to 180 days 71.5%

Overdue Operations:

June/06


From 181 to 360 days 27.1%
Up to 60 days 46.2%
From 61 to 180 days 26.7%

March/07


Up to 60 days 36.4%
From 181 to 360 days 24.3%
From 61 to 180 days 39.3%

June/07


Over 360 days 0.3%
From 181 to 360 days 20.9%
Up to 60 days 53.5%
From 61 to 180 days 25.3%

Quality of the Loan Portfolio

The efficiency of the management and of the risk policy adopted by Daycoval is demonstrated by the high quality of the loan portfolio, roughly 98% of which has a credit rating ranging from AA to C, in accordance with Central Bank Resolution 2,682. Note that the total overdue portfolio (ratings from D to H) registered a reduction from 3% in the 2Q06 to 2% in the 2Q07. Credit more than 180 days overdue (H rating) continues to consistently represent less than 1% of the total portfolio.

2Q07	R$ MM	%
AA	6.4	0.3%
A	593.0	27.2%
B	1,477.9	67.7%
C	61.9	2.8%
D	7.4	0.3%
E	12.9	0.6%
F	3.4	0.2%
G	3.2	0.1%
H	17.3	0.8%
Total	**2,183.4**	**100%**

June/06


D-H 3%
AA-C 97%

March/07


D-H 2%
AA-C 98%

June/07


D-H 2%
AA-C 98%

Provision for Loan Losses [1]

Provision for Loan Losses (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Balance at the beginning of the period	**41.4**	44.3	-	32.3	-
Establishment of provision	**10.8**	8.2	31.7%	8.4	28.6%
Write-offs	**(8.1)**	(11.1)	-27.0%	(11.8)	-31.4%
Balance at the End of the Period	**44.1**	**41.4**	**6.5%**	**28.9**	**52.6%**
Provision for loan losses as a percentage of loan portfolio	**2.1%**	2.3%	-0.2 p.p.	2.4%	-0.3 p.p.
Over due loans[2]	**32.6**	26.7	22.1%	25.0	30.4%
Over due loans as a percentage of loan portfolio	**135.3%**	155.1%	-19.8 p.p.	115.6%	19.7 p.p.
Write-off as a percentage of loan portfolio	**0.4%**	0.6%	-0,2 p.p.	1.0%	-0.6 p.p.
Recovered loans	**3.6**	3.3	9.1%	0.2	1,700.0%

[1] Banco Daycoval S.A. – unconsolidated.
[2] Refers to operations over due by more than 14 days, in accordance with Central Bank Resolution 2.682/99.

Given the higher volume of lending operations over the past 12 months, the balance in the provision of loan losses increased by 52.6% and the amount of the provision constituted rose 28.6% to R$ 10.8 million in the quarter. There was also provisioning for new operations even if not overdue, in accordance with the credit-risk levels established by the Brazilian Central Bank. Note that the balance of the provision for loan losses, which represented 2.3% of credit operations in the 1Q07, declined to 2.1% in the 2Q07.

Loan Write-Offs

The reduction of 31.4% in the volume of loans written off as losses versus 2Q06, reflects the continuous refinement of the conservative credit policy of Banco Daycoval, which seeks to impart greater quality to the portfolio of loan operations, linking them to guarantees and client diversification.

Distribution

We currently have 20 branches established in 13 states of Brazil, which provide coverage of all of the country's regions. Before yearend we expect to install new branches with the aim of expanding and consolidating the operations of Daycoval in important cities. In the retail operations (payroll-deduction and vehicle financing), Daycoval uses outsourced teams that receive special training to meet the needs of these operations quickly and efficiently. Our distribution system also features 163 promoters, a number that increased significantly in relation to the figure at end March, when we had 85 promoters (increase of 91.8%).


Number of Branches
9
9
14
20
2004
2005
2006
Jun-07

In addition to this physical presence, our operations draw intensively on information technology resources. Our internet banking system enables any client to perform the majority of their banking transactions remotely, giving our operations a much broader reach. An important achievement in this area was the launch of the new Banco Daycoval website in June of this year.

▸ Funding

Banco Daycoval places a strong priority on the diversification of its funding sources, seeking to ensure the adequacy of its funding activities with the profile of its loan portfolio, with the aim of avoiding any mismatches between maturities and interest rates and ensuring the liquidity needed to take advantage of growth opportunities.

Funding (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Demand deposits	**114.2**	137.4	-16.9%	56.9	100.7%
Time deposits	**1,449.1**	1,289.6	12.4%	976.8	48.4%
Interbank deposits	**91.5**	115.1	-20.5%	92.0	-0.5%
Other deposits	**0.1**	n.d.	n.d.	n.d.	n.d.
Funds from acceptance and issuance of securities	**358.9**	390.2	-8.0%	141.2	154.2%
Borrowing and onlending	**159.0**	123.9	28.3%	52.8	201.1%
Total	**2,172.8**	**2,056.2**	**5.7%**	**1,319.7**	**64.6%**

Funding sources increased to R$ 2.2 billion in the quarter, registering growth of 5.7% against the 1Q07 and of 64.6% versus the 2Q06. Note that the continued diversification of sources has been adequate for controlling liquidity, since it provides the possibility of maintaining high cash balances, which proves efficient during liquidity crises.

Time deposits stood at R$ 1.4 billion on June 30, 2007, representing increases of 12.4% and 48.4% versus the 1Q07 and the 2Q06, respectively. Daycoval continues to maintain a policy of diversification of deposits, lengthening the average term and reducing costs. A breakdown of the Bank's time deposits follows:

Segregation of Time Deposits (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Legal entities	**403.9**	308.8	30.8%	206.1	96.0%
Foundations	**170.4**	152.7	11.6%	74.8	127.8%
Individuals	**156.4**	140.2	11.6%	131.0	19.4%
Financial institutions	**93.8**	59.3	58.2%	59.5	57.6%
Investment funds	**624.6**	628.6	-0.6%	505.4	23.6%
Total	**1,449.1**	**1,289.6**	**12.4%**	**976.8**	**48.4%**

The reduction of 8.0% in the offshore issues line in the quarter from the 1Q07 mainly reflects the appreciation in the Brazilian Real against the U.S. dollar of 6.1% in the period.

The increase in borrowing and onlending obligations of 28.3% versus the 1Q07 was basically due to the increase in the volume of import and export financing.

Financial Highlights

All of the comments made in the sections below refer to the Bank's results in the second quarter of 2007 and the first half of 2007, excluding the extraordinary expenses and the proceeds raised in the Initial Public Offering.

▸ Income from Financial Intermediation

Income from Financial Intermediation (R$ MM)	2Q07	1Q07	Chg. %	2Q06	Chg. %
Loans operations	**144.9**	127.4	13.7%	85.5	69.5%
Securities operations	**36.3**	46.0	-21.1%	19.3	88.1%
Derivatives	**(25.8)**	(17.3)	49.1%	(1.4)	1,742.9%
Foreign exchange operations	**3.3**	2.3	43.5%	5.5	-40.0%
Compulsory investments	**0.5**	0.1	400.0%	n.d.	n.d.
Total	**159.2**	**158.5**	**0.8%**	**108.9**	**46.6%**

Income from financial intermediation in the quarter was R$ 159.2 million, unchanged against the 1Q07 and 46.6% higher than the same period a year ago, due to the robust growth in the loan portfolio. In the first half of 2007 (1H07), income from financial intermediation was R$ 317.8 million, 67.7% higher than the R$ 189.5 million posted in the 1H06. On the same comparison basis, income from loan operations rose 65.0%, while income from securities operations rose 76.6%.

Expenses with Financial Intermediation

Expenses with Financial Intermediation (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Funding	**(71.3)**	(63.4)	12.5%	(42.8)	66.6%
Borrowings and onlendings	**(2.0)**	(8.4)	-76.2%	(5.3)	-62.3%
Provision for loans losses	**(10.8)**	(8.2)	31.7%	(8.3)	30.1%
Total	**(84.1)**	**(80.0)**	**5.1%**	**(56.4)**	**49.1%**

Expenses from financial intermediation totaled R$ 84.1 million in the 2Q07, an increase of 5.1% versus the 1Q07, outpacing the growth in income, which remained stable over the same comparison period, reflecting the higher volume of time deposits raised. In the comparison versus the same period of last year, note that the Selic basic interest rate was cut from 15.25% to 12.0%, a cumulative decline of 3.25 percentage points, which had a favorable impact on the Bank's funding.

Other Operating Income (Expenses)

Other Operating Income (Expenses) (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Income from services provided	**3.6**	3.3	9.1%	2.7	33.3%
Personal expenses	**(11.8)**	(10.7)	10.3%	(8.2)	43.9%
Other administrative expenses (1)	**(14.7)**	(10.6)	38.7%	(20.0)	-26.5%
Tax expenses	**(6.1)**	(6.1)	-	(3.0)	103.3%
Other operating income (2)	**24.9**	19.6	27.0%	2.8	789.3%
Other operating expenses	**(4.4)**	(5.1)	-13.7%	(5.3)	-17.0%
Final Balance	**(8.5)**	**(9.6)**	**-11.5%**	**(31.0)**	**-72.6%**

(1) Excludes non-recurring IPO-related costs in the 2Q07 in the amount of R$ 36.4 million.
(2) Includes the impact of the exchange variation on funding operations amounting to R$ 23 million in the 2Q07, R$ 16.2 million in the 1Q07 and R$ 0.9 million in the 2Q06.

Other operating income and expenses reduced 11.5% in the quarter versus the 1Q07. The variations in the quarter in the following groups in this line are detailed below:

Personnel Expenses

The increases in personnel expenses of 10.3% in relation to the 1Q07 and of 43.9% versus the 2Q06 reflect the increase in the number of new employees hired. The continuous growth in the Bank's activities creates the need for regular hiring and development of professionals, especially in the sales, information technology (IT) and administrative areas.

Other Administrative Expenses

The hike of 38.7% over the 1Q07 is mainly due to the increase in the amount of commissions paid to promoters applicable on the loan operations carried out. The reduction of 26.5% versus the 2Q06 was basically driven by the improvements in the accounting controls for commissions, which allowed for deferment as a result of the flow of the maturities schedule for the credit operations. Note that this accounting procedure was initiated as of January 1st, 2007.

Other Operating Income

Other operating income posted growth of 27.0% and 789.3% versus the 1Q07 and 2Q06, respectively, mainly reflecting the appreciation in the Brazilian Real versus the U.S. dollar of 6.1% in the quarter, of 4.1% in the 1Q07, and of 0.4% in the 2Q06 and was related to the amount of funding denominated in foreign currency, which in the quarters ended June 30, 2007 and March 31, 2007 totaled US$ 185 million, and in the quarter ended June 30, 2006 totaled US$ 65 million.

Efficiency Index

The efficiency index registered a decline of 7.9 percentage points in the quarter versus the 2Q06, given the cost management strategy adopted by Daycoval and the higher income generation excluding the extraordinary expenses involving the capital increase.


Efficiency Index
(%)
31.1
19.7
23.2
2Q06*
1Q07
2Q07**

(*) Excluding impact of the change in accounting procedures.
(**) Excluding the impact of the IPO.

Capital Structure

Shareholders' Equity

The substantial increase of 270.1% in shareholders' equity in the quarter, compared to the 2Q06, reflects mainly the Bank's primary public offer, that raised R$ 936,4 million.

Shareholders' Equity (R$ MM)	*2Q07*	*1Q07*	*Chg. %*	*2Q06*	*Chg. %*
Balance at the end of the period	**1,451.2**	497.0	192.0%	392.1	270.1%
Balance at the end of the period (Ex-IPO)	**538.4**	497.0	8.3%	392.1	37.3%

Operating Limit – Basel Agreement

CMN Resolution 2,099/94 established the obligation to maintain the value of shareholders' equity adjusted to the level of risk of the asset structure. The Basel Index (BIS) stood at 51.1% on June 30, 2007 and, excluding the effects from the IPO, the Basel index stood at 20.2%.


BIS Ratio
(%)
21.9
21.7
20.2
2Q06
1Q07
2Q07*

(*) Excluding the impact of the IPO.

Ratings

All of the Bank's credit ratings shown below demonstrate the low level of risk and the financial solidity achieved by Daycoval in its operations. The information obtained by the respective rating agencies are widely considered by the financial market, however, they should not be understood as an investment recommendation for all intent and purpose.

The credit ratings published for Banco Daycoval are shown below.

Agency	Ratings	Last Update	Sites
STANDARD &POOR'S	**A** : National Scale **BB-** : Global Scale	June/07	www.standardandpoors.com.br
FitchRatings	**A** : Stable Perspective	June/07	www.fitchratings.com.br
AUSTIN RATING	**A+** : Stable Perspective	March/07	www.austin.com.br
RISKbank	**Low Risk** for mid-term Index 10.76 – no alert gaps	July/07	www.riskbank.com.br

For more details on credit-rating scales and methodologies, we recommend visiting the websites of the institutions listed above.

Corporate Governance and Investor Relations

The listing of the Bank's shares on the Level 1 corporate governance segment of the São Paulo Stock Exchange (Bovespa) was carried out as part of Daycoval's strategic plan, which envisages the establishment of a long-term partnership with the capital market, seeking to enable the growth of its operations in the country.

The adoption of high levels of corporate governance also demonstrates the commitment of the Company's Management to all of its shareholders, as corroborated by the granting of 100% tag-along rights for all of the Bank's preferred (PN) shares since its listing.

Banco Daycoval currently has a Disclosure and Security Policies and a Code of Ethics, which establish the rules of conduct managing the relationship with all interested parties: employees, clients, suppliers, regulatory organs, society and governments.

Through its Investment Relations (IR) department, Daycoval maintains an IR website on which information is continuously updated, conducts meetings with market analysts and investors, and participates in Brazilian and international roadshows and conferences.

Capital Market

The shares of Banco Daycoval (DAYC4) began trading on the São Paulo Stock Exchange (Bovespa) on June 29, 2007, on the Level 1 segment and included in the Differentiated Corporate Governance Index (IGC).

Since the IPO through July 30, DAYC4 was negotiated in 100% of the trading sessions and accumulated a gain of 7.1%, versus an appreciation of 0.8% in the Ibovespa index.

In the same period, trading volume was 27.1 million shares, with average daily volume of 1,290,700 shares. At the close of trading on July 30 the shares were quoted at R$ 18.20, for market capitalization of the order of R$ 4.1 billion.

Human Resources

Banco Daycoval's goals include becoming one of the best companies to work for in the banking industry. Our people management policy encompasses various differentials, such as offering to employees academic scholarships and specific payroll-deduction credit lines.

The Bank also makes available rapid and direct communication channels aimed at better dissemination of all new developments and procedures among the entire staff, through our intranet and the internal newspaper "Dayconews", which is published on a bimonthly basis.

In June 2007, the Bank had a total of 485 employees, up 15.2% compared to the end of the 1Q07 (421). Note that Banco Daycoval's sales team (front office) alone has 145 employees (118 at end 1Q07).

Upcoming Events

- **2Q07 Earnings Conference Call:**

IN PORTUGUESE

August 1st, 2007
09:00 AM US EST (10h00 BR)

Connection number: +55 (11) 2188-0188
Code: Daycoval

Replay:
+ 55 (11) 2188-0188– Code: Daycoval

IN ENGLISH

August 1st, 2007
11:00 AM US EST (12h00 BR)

Connection number: +1 (973) 935-8893
Code: 9056260

Replay:
+1 (973) 341-3080

"This report may include estimates and forward-looking statements. These estimates and forward-looking statements are to a large extent based on current expectations and projections about future events and financial trends that affect or may come to affect our business. Many important factors may adversely affect the results of Banco Daycoval as described in our estimates and forward-looking statements. These factors include, but are not limited to, the following: the Brazilian and international economic conjunctures, fiscal, foreign-exchange and monetary policies, higher competition in the middle market segment, the ability of Banco Daycoval to obtain funding for its operations, and amendments to Central Bank regulations.

The words "believe", "may", "could", "seek", "estimate", "continued", "anticipate", "plan", "expect" and other similar words have the objective of identifying estimates and projections. The considerations involving estimates and forward-looking statements include information related to results and projections, strategies, competitive positioning, the environment in the industry, growth opportunities, the effects of future regulations, and the impacts from competitors. Said estimates and projections refer only to the date on which they were expressed, and we do not assume any obligation to publicly update or revise any of these estimates arising from the occurrence of new information, future events, or any other factors. In view of the risks and uncertainties described above, the estimates and forward-looking statements contained herein may not materialize. Given these limitations, shareholders and investors should not make any decisions based on the estimates, projections and forward-looking statements contained in this report

Glossary

CDI: Interbank Certificate of Deposit – fixed-income security issued by financial institutions.

Basel index: National Monetary Council (CMN) Resolution 2,099/94, dated August 17, 1994, established the obligation to maintain the value of adjusted shareholders' equity compatible with the degree of risk of the asset structure of certain financial institutions, as defined in the Basel Agreement.

Efficiency Index: defined as the proportion, expressed as a percentage, between (a) the sum of "personnel expenses" and "other administrative expenses" less "depreciation and amortization" (included in other administrative expenses) and (b) the sum of "gross income from financial intermediation" excluding the effects of the "provision for loan losses, "income from services" and "income from foreign exchange variation on funding operations". The efficiency index is not defined by the accounting practices adopted in Brazil. The efficiency index does not have a standardized definition, and thus our definition of the efficiency indicator may not be comparable to the efficiency indicator presented by other companies. The efficiency index is used by Management to measure our operating performance.

Net Financial Margin (NFM): "gross income from financial intermediation" excluding the effects from the "provision for loan losses", plus the "income from foreign exchange variation on funding operations" as a percentage of the average balance of "remunerated assets".

Middle Market: Classification adopted by Banco Daycoval for companies with annual revenue generally between R$ 8.0 million and R$ 300.0 million.

Change in Accounting Practice: deferment of the commission paid to promoters implemented as of January 2007.

Level 1 Corporate Governance: Created on July 26, 2001, this is a special trading segment of the São Paulo Stock Exchange (Bovespa) for listing companies that have administrators and controllers that voluntarily pledge to fulfill requirements in addition to those mandated by law. Among the many commitments required for a company to be classified as Level 1, we highlight: (i) maintain in circulation a minimum portion of 25% of the capital stock; (ii) the holding of public offerings for the placement of shares; (iii) enhancements in the quarterly information published; (iv) fulfillment of transparency rules; (v) disclosure of shareholder agreements and stock option plans; (vi) publishing of an annual calendar of corporate events.

Rating: Analysis effected of the securities issued by a company/government that assesses the credit quality of the issuer.

Central Bank Resolution 2,682: addresses the rating criteria for credit operations and rules for the constitution of provisions for loan losses.

ROE: Return on Equity – Return on Average Net Equity, i.e., the relationship between net income in a specific period divided by average shareholders' equity.

SELIC Rate: The reference rate of the Special System of Clearance and Custody (SELIC) for federal government securities, which functions as Brazil's basic interest rate.

Tag Along: In Brazil, tag-along rights are provided for by Law 10,303/01 (Brazilian Corporate Law), and ensure the extension of the conditions offered to the controlling shareholders, in the event of the sale of the company's control, to the other holders of shares in the company.

Balance Statement (considering the IPO) – R$ thousand

ASSETS	2Q07	1Q07	2Q06
CURRENT + LONG-TERM ASSETS	**5,135,684**	**3,351,547**	**2,332,790**
Cash and cash equivalents	33,743	39,898	12,886
Interbank investments	2,019,235	843,751	732,003
Securities and derivatives	723,970	494,868	333,977
Interbank accounts	29,277	13,687	8,917
Lending operations	2,066,496	1,789,148	1,137,548
Other receivables	218,016	152,845	106,999
Other assets	44,947	17,350	460
PERMANENT ASSETS	**12,604**	**12,315**	**11,353**
Investments	854	889	889
Property and equipment in use	11,565	11,210	10,351
Deferred charges	185	216	113
TOTAL ASSETS	***5,148,288***	***3,363,862***	***2,344,143***

LIABILITIES	2Q07	1Q07	2Q06
CURRENT + LONG-TERM LIABILITIES	**3,692,310**	**2,863,492**	**1,951,363**
Deposits	1,654,874	1,542,087	1,125,692
Money market funding	1,215,609	574,969	422,989
Funds from acceptance and issuance of securities	358,886	390,156	141,171
Interbank accounts	3,653	25,885	3,125
Interbranch accounts	3,568	6,873	3,423
Borrowings and onlendings	158,990	123,879	52,847
Derivatives	3,228	2,966	7,120
Other payables	293,502	196,677	194,996
DEFERRED INCOME	**4,567**	**3,118**	**634**
MINORITY INTEREST	**246**	**240**	**-**
SHAREHOLDERS' EQUITY	**1,451,165**	**497,012**	**392,146**
Capital			
Brazilian residents	1,359,143	422,737	179,910
Capital reserves			417
Revaluation reserves	2,123	2,149	2,251
Profit reserves	15,985	11,679	29,455
Adjustment to fair value—securities and derivatives	5,369	1,690	(1,167)
Retained earnings	68,545	58,757	181,280
TOTAL LIABILITIES	***5,148,288***	***3,363,862***	***2,344,143***

Quarterly Income Statement (Ex-IPO) - R$ thousand

	2Q07	1Q07	Chg. %	2Q06	Chg. %
INCOME FROM FINANCIAL INTERMEDIATION	**159,236**	**158,537**	**0.4%**	**108,930**	**46.2%**
Lending Operation	144,891	127,442	13.7%	85,505	69.5%
Securities Transactions	36,287	45,976	-21.1%	19,332	87.7%
Derivative Financial Instruments	(25,827)	(17,321)	49.1%	(1,412)	1729.1%
Foreign Exchange Operations	3,349	2,315	44.7%	5,505	-39.2%
Compulsory Investments	536	125	328.8%	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(79,966)**	**5.2%**	**(56,402)**	**49.2%**
Funding Operations	(71,353)	(63,334)	12.7%	(42,782)	66.8%
Borrowing and Onlendings	(2,011)	(8,421)	-76.1%	(5,263)	-61.8%
Allowance for Loan Losses	(10,793)	(8,211)	31.4%	(8,357)	29.1%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,079**	**78,571**	**-4.4%**	**52,528**	**42.9%**
OTHER OPERATING INCOME (EXPENSES)	**(8,484)**	**(9,585)**	**-11.5%**	**(30,940)**	**-72.6%**
Income from Services Provided	3,589	3,304	8.6%	2,747	30.7%
Personnel Expenses	(11,754)	(10,756)	9.3%	(8,255)	42.4%
Other Administrative Expenses	(14,700)	(10,595)	38.7%	(20,010)	-26.5%
Tax Expenses	(6,130)	(6,085)	0.7%	(2,990)	105.0%
Other Operating Income	24,949	19,565	27.5%	2,846	776.6%
Other Operating Expenses	(4,438)	(5,018)	-11.6%	(5,278)	-15.9%
INCOME FROM OPERATIONS	**66,595**	**68,986**	**-3.5%**	**21,588**	**208.5%**
NON-OPERATING EXPENSES	(36)	(52)	-30.8%	4	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**66,559**	**68,934**	**-3.4%**	**21,592**	**208.3%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(20,058)**	**(5,639)**	**255.7%**	**(9,229)**	**117.3%**
Provision for Income Tax	(18,817)	(18,607)	1.1%	(6,996)	169.0%
Provision for Social Contribution Tax	(6,341)	(6,298)	0.7%	(2,233)	184.0%
Deferred Taxes	5,100	19,266	-73.5%	-	-
NET INCOME (LOSS)	**46,501**	**63,295**	**-26.5%**	**12,363**	**276.1%**

Accumulated Income Statement (Ex-IPO) – R$ thousand

	1H07	*1H06*	*Chg. %*
INCOME FROM FINANCIAL INTERMEDIATION	**317,773**	**189,498**	**67.7%**
Lending Operation	272,333	165,008	65.0%
Securities Transactions	82,263	46,592	76.6%
Derivative Financial Instruments	(43,148)	(29,116)	48.2%
Foreign Exchange Operations	5,664	7,014	-19.2%
Compulsory Investments	661		
EXPENSES ON FINANCIAL INTERMEDIATION	**(164,123)**	**(104,754)**	**56.7%**
Funding Operations	(134,687)	(84,577)	59.2%
Borrowing and Onlendings	(10,432)	(6,299)	65.6%
Allowance for Loan Losses	(19,004)	(13,878)	36.9%
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**153,650**	**84,744**	**81.3%**
OTHER OPERATING INCOME (EXPENSES)	**(18,069)**	**(37,139)**	**-51.3%**
Income from Services Provided	6,893	5,268	30.8%
Personnel Expenses	(22,510)	(15,699)	43.4%
Other Administrative Expenses	(25,295)	(31,602)	-20.0%
Tax Expenses	(12,215)	(7,728)	58.1%
Other Operating Income	44,514	24,245	83.6%
Other Operating Expenses	(9,456)	(11,623)	-18.6%
INCOME FROM OPERATIONS	**135,581**	**47,605**	**184.8%**
NON-OPERATING EXPENSES	(88)	2	n.d.
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**135,493**	**47,607**	**184.6%**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(25,697)**	**(21,598)**	**19.0%**
Provision for Income Tax	(37,424)	(16,243)	130.4%
Provision for Social Contribution Tax	(12,639)	(5,355)	136.0%
Deferred Taxes	24,366	-	-
NET INCOME (LOSS)	**109,796**	**26,009**	**322.1%**
INTEREST ON OWN CAPITAL	(13,366)	-	-
EARNINGS PER SHARE (R$):	**0.49**	**8.00**	**-93.8%**
NUMBER OF SHARES:	**222,633,512**	**3,251,132**	**n.d.**

Quarterly and Accumulated Income Statement (Considering the IPO) – R$ thousand

	2Q07	1H07
INCOME FROM FINANCIAL INTERMEDIATION	**159,794**	**318,331**
Lending Operation	144,891	272,333
Securities Transactions	36,845	82,821
Derivative Financial Instruments	(25,827)	(43,148)
Foreign Exchange Operations	3,349	5,664
Compulsory Investments	536	661
EXPENSES ON FINANCIAL INTERMEDIATION	**(84,157)**	**(164,123)**
Funding Operations	(71,353)	(134,687)
Borrowing and Onlendings	(2,011)	(10,432)
Allowance for Loan Losses	(10,793)	(19,004)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**75,637**	**154,208**
OTHER OPERATING INCOME (EXPENSES)	**(44,914)**	**(54,499)**
Income from Services Provided	3,589	6,893
Personnel Expenses	(11,754)	(22,510)
Other Administrative Expenses	(51,130)	(61,725)
Tax Expenses	(6,130)	(12,215)
Other Operating Income	24,949	44,514
Other Operating Expenses	(4,438)	(9,456)
INCOME FROM OPERATIONS	**30,723**	**99,709**
NON-OPERATING EXPENSES	(36)	(88)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	**30,687**	**99,621**
INCOME AND SOCIAL CONTRIBUTION TAXES	**(7,862)**	**(13,501)**
Provision for Income Tax	(9,849)	(28,456)
Provision for Social Contribution Tax	(3,113)	(9,411)
Deferred Taxes	5,100	24,366
NET INCOME (LOSS)	**22,825**	**86,120**
INTEREST ON OWN CAPITAL	(13,366)	(13,366)
EARNINGS PER SHARE (R$):	**0.10**	**0.39**
NUMBER OF SHARES:	**222,633,512**	**222,633,512**



2008 APR 16 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29

1Q07 EARNINGS RELEASE

São Paulo, May 15, 2007 – Banco Daycoval S.A., one of the leading banks in the credit to middle-market companies segment, with operations also in the areas of asset management and of credit to individuals through payroll-deduction loans and auto financing, announces its results for the first quarter of 2007 (1Q07). The operating and financial information herein, except where otherwise stated, is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law.

Investor Relations

Morris Dayan
CFO and IRO
Tel: +55 (11) 3138-0504
ri@daycoval.com.br

QUARTER HIGHLIGHTS

- **Net income** of R$ 63 million in the quarter, 365.4% higher year on year.
- **Loan portfolio** of R$1,888 million in the 1Q07, up 77.1% over the 1Q06.
- Growth of 57.9% in **deposits**, which rose to R$ 1,542 million in the period.
- **Shareholders' equity** reached R$ 497 million in the 1Q07.
- 94.8% of the **credit portfolio** composed of clients with credit-risk ratings from B to AA at the end of the first quarter
- **Administrative expenses** down 8.6% against the same period a year ago, with a reduction of over 33.0% in third-party services.
- **Basel index** of 21.7% on March 31, exceeding by 10.7 percentage points the minimum capital adequacy ratio required by the Brazilian Central Bank.

Financial Highlights (R$ MM)	*1Q06*	*1Q07*	*Chg. %*
Income from Financial Intermediation	80.6	158.5	96.7%
Net Income	13.6	63.3	365.4%
Shareholders' Equity	381.7	497	30.2%
Deposits	976.6	1,542.1	57.9%
Credit Portfolio	1,066.0	1,888.0	77.1%
Net Interest Margin (NIM) (%)	13.6	14.3	0.7 p.p.
ROE (%) (1)	18.8	67.7	48.9 p.p.
Efficiency Index (%)	46.6	23.3	-23.3 p.p.
Basel Index (%)	23.3	21.7	-1.6%

(1) 1Q06 Considers payroll deduction fee deferred



Operating Highlights

Loan Portfolio by Type

The Bank maintains a conservative policy for extending credit. Client selectiveness and the control the Bank exerts over the guarantees offered by clients are crucial for maintaining the quality of the loan portfolio and low default levels.

The loan portfolio grew 77.1% in the first quarter of 2007 compared to the 1Q06, led by increase of 78.3% in Discounted Trading Notes and the 98.9% jump in Financing, chiefly due to the Daycred Veículos auto financing product launched in 2006. Middle-market loans grew by 59.3%, remaining the most important line, accounting for 66.9% of the gross value of the Bank's portfolio in the 1Q07, versus 69.1% in the 4Q06, as shown below:

Loan Portfolio by Type (R$ MM)	*1Q06*	*1Q07*	*Chg. %*
Loans	894.9	1,547.4	72.9%
Discounted Trade Notes	120.8	215.4	78.3%
Financing	17.0	71.6	321.2%
Total Loan Portfolio	**1,032.7**	**1,834.4**	**77.7%**
Advances on Foreign Exchange	33.2	53.6	n.m.
Total Loan Portfolio, Gross	**1,065.9**	**1,888.0**	**77.1%**
(-) Allowance for Loan Losses	-32.3	-45.2	39.9%
Total Loan Portfolio, Net	**1,033.6**	**1,842.8**	**78.3%**

Loan Portfolio by Segment

The evolution of the Bank's portfolio may also be followed by segment. Loan volumes in the middle-market segment increased 61.7% to R$ 1,477.6 million, while the Trade Finance portfolio grew 52.2% from R$ 50.0 million to R$ 76.1 million. Overall credit growth was chiefly due to the 178.7% expansion in lending backed by direct deduction from borrowers' payrolls (payroll-deduction loans), from R$ 102.3 million in the 1Q06 to R$ 285.1 million in the first quarter of 2007.

In 2006, the Bank launched a new type of lending product aimed at financing vehicles, which recorded substantial growth and already accounts for 2.6% of the total portfolio.

Loan Portfolio by Segment (R$ MM)	*1Q06*	*1Q07*	*Chg. (%)*
Middle Market	913.6	1,477.6	61.7%
Trade Finance	50.0	76.1	52.2%
Payroll-Deductions	102.3	285.1	178.7%
Vehicles	n.m.	49.2	n.m.
Total	**1,065.9**	**1,888.0**	**77.1%**

Loan Portfolio Composition

At the end of the first quarter of 2007, 94.8% of the loans were rated from B to AA, compared to the market average of 81.5%. At the end of the first quarter, default levels represented 1.8% of the loan portfolio, considerably lower than the average in the National Financial System of 7.1%.


1.0%
1.3%
2.9%
23.3%
71.5%
AA, A B C D,E F,G,H

Distribution

Banco Daycoval offers its products and services through different distribution channels in the Retail and Middle-Market segments.

In the Middle-Market segment, the Bank has 20 branches established in 13 states with 118 own managers, which covers all of Brazil's regions. The middle-market loan portfolio grew 61.7%, from R$ 913.6 million in the 1Q06 to R$ 1,477.6 million in the 1T07.

In the Retail, Payroll-Deduction Loans and Auto Financing segment, Daycoval has a network of 85 third-party correspondent banks spread across all regions of Brazil. The payroll-deduction loan portfolio totaled R$ 285.1 million in the 1Q07, up 178.7% on the R$ 102.3 million recorded in the 1Q06. Loan operations to individuals accounted for 18.7% of the credit portfolio on March 31, 2007.

Funding

Banco Daycoval prioritizes the diversification of its sources of funding to ensure that its funding is compatible with the profile of its loan portfolio, thereby preventing mismatches of maturities and interest rates and ensuring liquidity to keep up with the rapid pace of growth in credit operations.

Funding (R$ MM)	*1Q06*	*1Q07*	*Chg. %*
Demand deposits	76.3	137.4	80.1%
Time deposits	835.6	1,289.6	54.3%
Interbank deposits	60.4	115.1	90.6%
Funds from acceptance and issuance of securities	144.5	390.2	170.0%
Total	**1,116.8**	**1,932.3**	**73.0%**

The Bank's total funding rose to R$ 1,932.3 million on March 31, 2007, 73.0% higher than at end 1Q06, boosted mainly by the 170.0% growth in funds from acceptance and issuance of securities, as shown above.

Financial Highlights

Income from Financial Intermediation

Daycoval's Income from Financial Intermediation totaled R$ 158.5 million, up 96.7% in relation to the 1Q06, chiefly due to the 60.3% increase in credit operations of as a result of growth in the Bank's loan portfolio, and the growth in revenue from securities of 68.7% versus 1Q06.

Income from Financial Intermediation (R$ MM)	1Q06	1Q07	Chg. %
Lending Operation	79.5	127.4	60.3%
Securities Transactions	27.3	46.0	68.7%
Derivative Financial Instruments	-27.7	-17.3	37.6%
Foreign Exchange Operations	1.5	2.3	53.3%
Compulsory Investments	n.m.	0.1	n.m.
Total	**80.6**	**158.5**	**96.7%**

Expenses on Financial Intermediation

Expenses on Financial Intermediation totaled R$ 80.0 million in the 1Q07, 65.3% higher than in the 1Q06. Expenses with loan and onlending operations were the main responsible for this increase, growing 712.8% over the 1Q06 due to the funding operations through Daycoval FIDC, which generated expenses of R$ 2.8 million, as shown below:

Expenses on Financial Intermediation (R$ MM)	1Q06	1Q07	Chg. %
Funding Operations	-41.8	-63.3	*51.4%*
Borrowing and Onlendings	-1.0	-8.4	*740.0%*
Allowance for Loan Losses	-5.5	-8.2	*49.1%*
Total	**-48.4**	**-80.0**	***65.6%***

Other Operating Revenue / Expenses

Other operating revenue / expenses rose 54.8%, from an expense of R$ 6.2 million on March 31, 2006 to an expense of R$ 9.6 million on the same date in 2007. This increase was chiefly due to the upturn in Personnel Expenses, resulting from a 45.9% rise in the number of employees from the 1Q06 to the 1Q07. A breakdown of the main variations in this line is shown below:

Other Operating Income (Expenses) (R$ MM)	1Q06	1Q07	Chg. %
Income from Services Provided	2.5	3.3	32.0%
Personnel Expenses	-7.4	-10.8	45.9%
Other Administrative Expenses	-11.6	-10.6	-8.6%
Tax Expenses	-4.7	-6.1	29.8%
Other Operating Income	21.4	19.6	-8.4%
Other Operating Expenses	-6.4	-5.0	-21.9%
Total	**-6.2**	**-9.6**	**54.8%**

Provision for Loan Losses

The excellent quality of the Bank's loan portfolio resulted in an amount provisioned for loan losses equivalent to 2.4% of the total credit portfolio on March 31, 2007, compared to the average of the National Financial System of 6.2%. Daycoval's credit policy also seeks to maintain low concentrations in the portfolio, with limits on the concentration of specific industries and clients as a mechanism for mitigating the risks represented by individual clients or client types. On March 31, 2007, our 10 largest debtors combined represented less than 11.0% of our credit operations.

Net Income

Net income was one of the highlights in the quarter, posting growth of 365.4% in the period, and excluding taxes credits effects, the increase reached 223.5%. The table below shows the main components of net income.

Net Income (R$ MM)	1Q06	1Q07	Y-o-Y %
Income from Financial Intermediation	80.6	158.5	96.8%
Expenses on Financial Intermediation	-48.4	-80.0	65.4%
Gross Profit	**32.2**	**78.5**	**143.9%**
Other Operating	-6.2	-9.6	54.8%
Income from Operations	**26.0**	**68.9**	**165.1%**
Income Tax & Social Contribution	-12.4	-24.9	100.8%
Deferred Taxes	n.m.	19.3	n.m.
Net Income	13.6	63.3	365.4%

Capital Structure and Indexes

Shareholders' Equity

Shareholders' equity rose by 13.5% from R$ 437.8 million on December 31, 2006 to R$ 497.0 million on March 31, 2007, and by 30.2% compared to the 1Q06. This growth was chiefly due to the incorporation of the income obtained in the quarter ended on March 31, 2007, as shown in the table below.

Shareholders' Equity (R$MM)	03/31/06	12/31/06	03/31/07
Ending-period Balance	381.7	437.8	497.0

Operating Limit – Basel Index

CMN Resolution # 2,099/94 established the obligation to maintain the value of shareholders' equity adjusted to the level of risk of the asset structure. In the quarter ended March 31, 2007, the Bank's shareholders' equity exceeded by 96.9% (85.6% on December 31, 2006) the minimum shareholders' equity required by the Central Bank of Brazil, and thus was compatible with the Bank's asset structure. The Basel index stood at 21.7% on March 31, 2007 (20.4% on December 31, 2006).

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle-market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans. Offering a wide and sophisticated range of credit products backed by guarantees, at the end of 2006, Daycoval had a loan portfolio of R$ 1.6 billion and, according to Standard & Poor's, ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion). The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle-market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle-market bank" from FGV/ Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's

This release contains forward-looking statements subject to risks and uncertainties Such forward-looking statements are based on the management's beliefs and assumptions and information currently available to the Company. Forward-looking statements include information on our intentions, beliefs or current expectations, as well as on those of the Bank's Board of Directors and Officers

The reservations as to forward-looking statements and information also include information on possible or presumed operating results, as well as any statements preceded, followed or including words such as "believes", "may", "will", "expects", "intends", "plans", "estimates" or similar expressions.

Forward-looking statements are not performance guarantees; they involve risks, uncertainties and assumptions because they refer to future events and, therefore, depend on circumstances which may or may not occur. Future results may differ materially from those expressed or suggested by forward-looking statements. Many of the factors which will determine these results and figures are beyond Banco Daycoval control or prediction capacity.

BANCO DAYCOVAL S.A.
Consolidated Balance Sheet

BALANCE SHEET (R$ `000)	3/31/2007	12/31/2006
CURRENT ASSETS	**2,555,735**	**2,395,956**
Cash and cash equivalents	39,898	34,017
Interbank investments	843,751	854,614
Securities and Derivatives	69,759	114,909
Interbank accounts	13,687	6,198
Correspondents	1,508,773	1,316,677
Allowance for Loan Losses	68,802	69,207
Others	11,065	334
LONG-TERM ASSETS	**795,812**	**680,355**
Securities and Derivatives	425,109	410,389
Credit Operations	280,375	222,215
Other Credtis	84,043	47,751
Prepaid Expenses	6,285	-
PERMANENT	**12,315**	**11,672**
Investments	889	908
Property and equipment in use	11,210	10,606
Deferred	216	158
TOTAL ASSETS	**3,363,862**	**3,087,983**
CURRENT LIABILITIES	**2,139,826**	**1,945,802**
Deposits	1,203,245	1,021,835
Money Market Funding	574,969	572,376
Funds from acceptance and issuance of securities	144,198	139,486
Interbank accounts	25,885	309
Interbranch accounts	6,873	5,954
Derivatives	1,283	1,320
Borrowings and onlendings	123,879	120,818
Other Liabilities	59,494	83,704
LONG-TERM LIABILITIES	**723,666**	**702,415**
Deposits	338,842	326,739
Funds from acceptance and issuance of securities	245,958	258,957
Derivatives	1,683	962
Borrowings and onlendings	-	421
Other Liabilities	137,183	115,336
DEFERRED RESULTS	**3,118**	**1,992**
MINORITY INTEREST	**240**	**7**
SHAREHOLDERS' EQUITY	**497,012**	**437,767**
Capital		
Brazilian Residents	422,737	188,561
Capital Reserves	-	453
Revaluation Reserves	2,149	2,199
Profit reserves	11,679	32,252
Adjustment to fair value - securities and derivatives	1,690	5,049
Retained earnings	58,757	209,253
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**3,363,862**	**3,087,983**

BANCO DAYCOVAL S.A.
Consolidated Income Statement

INCOME STATEMENT (R$ '000)	1Q07	1Q06 (Unaudicted)	Chg. (%)
INCOME FROM FINANCIAL INTERMEDIATION	**158,537**	**80,568**	***96.8%***
Lending Operation	127,442	79,503	*60.3%*
Securities Transactions	45,976	27,260	*68.7%*
Derivative Financial Instruments	(17,321)	(27,704)	*-37.5%*
Foreign Exchange Operations	2,315	1,509	*53.4%*
Compulsory Investments	125	-	*n.m.*
EXPENSES ON FINANCIAL INTERMEDIATION	**(79,966)**	**(48,352)**	***65.4%***
Funding Operations	(63,334)	(41,795)	*51.5%*
Borrowing and Onlendings	(8,421)	(1,036)	*712.8%*
Allowance for Loan Losses	(8,211)	(5,521)	*48.7%*
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**78,571**	**32,216**	***143.9%***
OTHER OPERATING INCOME (EXPENSES)	**(9,585)**	**(6,199)**	***54.6%***
Income from Services Provided	3,304	2,521	*31.1%*
Personnel Expenses	(10,756)	(7,444)	*44.5%*
Other Administrative Expenses	(10,595)	(11,592)	*-8.6%*
Tax Expenses	(6,085)	(4,738)	*28.4%*
Other Operating Income	19,565	21,399	*-8.6%*
Other Operating Expenses	(5,018)	(6,345)	*-20.9%*
INCOME FROM OPERATIONS	**68,986**	**26,017**	***165.2%***
NON-OPERATING RESULTS	**(52)**	**(2)**	***2500.0%***
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST	68,934	26,015	*165.0%*
INCOME AND SOCIAL CONTRIBUTION TAXES	**(5,639)**	**(12,369)**	***-54.4%***
Provision for Income Tax	(18,607)	(9,247)	*101.2%*
Provision for Social Contribution Tax	(6,298)	(3,122)	*101.7%*
Deferred Taxes	19,266	-	*n.m.*
NET INCOME FOR THE QUARTER	**63,295**	**13,646**	***363.8%***

RECEIVED
2008 APR 16 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Operator:

Good morning, ladies and gentlemen. At this time we would like to welcome everyone to Banco Daycoval's 2Q Results conference call. Today with us we have Morris Dayan, Executive and IRO; Carlos Dayan, Executive Officer; and Carlos Lazar, IR Superintendent.

We would like to inform you that this event is being recorded and all participants will be in a listen-only mode during the Company's presentation. After Banco Daycoval's remarks, there will be a question and answer session for analysts and investors. At that time, further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

Today's live webcast, including both audio and slide show, may be accessed through Banco Daycoval's website at www.daycoval.com.br. The slide show presented by management today is available on the website, in the investor relations section.

Before proceeding, let me mention that forward-looking statements are based on the beliefs and assumptions of Banco Daycoval management, and on information currently available to the Company. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future.

Investors should understand that general economic conditions, industry conditions and other operating factors could also affect the future results of Banco Daycoval and could cause results to differ materially from those expressed in such forward-looking statements.

Now, I will turn the conference over to the Executive and IRO, Mr. Morris Dayan, who will begin the presentation. Mr. Dayan, you may begin your conference.

Morris Dayan:

Good morning for everybody. We are very glad to start our first conference call after the IPO. We just want you excuse ourselves for the small delay in starting this conference call.

On page two, you can have a summary of everything that we would like to speak about in this conference call.

Turning to page three, for those that are not very familiar with Banco Daycoval, we are a bank focus on credit to SMEs, mid-sized companies. We have a national presence in Brazil, today with twenty branches. And we have a small participation under retail market, through the payroll lending and auto loans. Over the time we have been recognized as the best bank focused on middle market in Brazil.

On page four, there are some words about our IPO. We made a very successful IPO, we have today 29% of free float, so we have a very good liquidity on the secondary market. We have investors from the five continents and we start with a very good quality investor, being more than 500 institutional investors.

On page five, we are very happy to announce our net income for the 2Q07. We have R$47 million of net income, which is very... an increase of 164% of the 2Q06, due to the increase in the loan portfolio, that is the reason that we have managed to increase our net income. On the 1S07, we managed to have R$110 million, this result on considering the IPO expenses, and this is higher than the amount recorded for the full year of 2006.

On page six, speaking about our ROE, we managed to achieve, for the third quarter in a row, ROE of around 40% a year, which is something very good. What we expect for our return on our average assets for this year, after the IPO, will be 25%, and this is because the increase in the equity and then, the ROE will decrease to 25%.

On page seven, despite the decrease in interest rate, we succeed to keep a very high net interest margin, around 13.4%, which is the same of the last year, and despite of the competition, we are succeeding in maintaining the same spread in our credit portfolio.

Page eight, our loans portfolio are increasing in line with our expectation. We have reached R$2.2 billion in total loans, this is an increase of 16% for the last quarter. It is around 80% analyzed growth, and it is in line with the growth of the last twelve months, also which is 80%. Just 19% of our total credit are in the retail, and in the retail, we have 5% auto loans, and 14% the payroll loans. The average is spread in our portfolio at still 14% a year.

On page nine, we want to show our total credit divided by the main operations, like middle market, trade finance, payroll and auto loan. On middle market, which is our main business, we are growing also in line with our expectations. We increased the number of clients, around 2000 clients, we succeed to maintain the same spread, we have the new branches that are not mature yet. So, they are helping us to hold this portfolio that grew 70% for the last twelve months and 13% if you compare with the last quarter.

The trade finance side, this is a new portfolio that we want to increase, it is strategic for us, it helps us to get the new clients. There is a lower spread, but few, there is no delinquency, we reached R$100 million, it is a very nice increase if you compare with the last quarter, more than 30%.

On page ten, we show our table for loan portfolio, we reached R$205 million in portfolio. We grew this portfolio 30% on this semester. We are 47% in INSS, retired employees, and 30% on the federal government employees, so we see in those sectors, they are the safest, the risk-less from all the payrolls business. The spread here, we are maintaining at around 14.5%, after the commissions.

On page eleven, we have the auto loans. Our strategy to use the same distribution and the payroll for the auto loans has been very positive, we are increasing a lot in this market. The reason also is because the auto market is very strong, the new car sales are beating records and so used cars, also with a very good liquidity, so we reached almost R$110 million in auto loans.

All that with a very good quality in our loan portfolio, on page twelve. Our loan allowance, our provisions decreased if you compare the total provisions than the total

loan portfolio, with some 2.4% to 2.13%, that shows the excellent quality of our portfolio and still the loans due for more than 180 days are less than 1%, and the loans due for more than 90 days are less than 2%. This is because we are always, we keep lending against receivable, with very good guarantees all the time.

On page thirteen, you see that the total funding reached R$2.2 billion, this also is strategic for Banco Daycoval, to grow our funding in line with the growth in our credit. So, we grew our total funding 65% in the last twelve months, to reach the same amount of the credit loans, 70% of our funding are deposits and the duration of those deposits are more than 320 days of duration, and this is to fund our middle market operation that has a lower duration. For the retail side, the payroll and auto loan we use the Euro bond to match the duration of those loans.

On page fourteen, we managed to keep improving our efficiency ratio. The increase in expanses are lower than the increase in our income generation, because of the increase in credits in our credit portfolio. We have an efficiency ratio of 23.2% in the 2Q07. It is especially because in 2005, we made most of our investment to keep the same pace of growth, so now we have a very good efficiency ratio.

After the IPO, we increased our equity by R$900 million, which is the primary shares, so we reached R$1.45 billion of equity. We will keep a very conservative way to manage this equity. We are a bank that is used to have a very strong cash liquidity in the bank, so we will not do anything new after the IPO or the strategies to keep growing our credit and manage this liquidity in a very safe and conservative way. Our BIS ratio, basel index, before the IPO, reached 20% in 2Q07.

We have very good ratings. We are rated A by S & P, Fitch and Austin. Those rating are better than many other banks from our peer group. This is something that has been helping us to increase our funding, especially with lower cost than many other competitors.

So, on page seventeen, we want just to give some conclusion from what we have just said. We had this expressive rise in equity after the IPO. We managed to have a very strong profitability, three consecutive quarters with ROE close to or above 40%. The strong growth of our credit portfolio should hold in the next quarter. We expect to keep the same rate of growth. We maintained the same conservative approach on our credit policy with client selectivity and controlling our guarantees.

Our credit portfolio remains with a very good quality. Operations due for the more than 180 days account for less than 1% of the total credit portfolio. We managed to keep the very good efficiency rate of 23% in the 2Q07 and we are making a new corporate governance and investor relations initiative, like our commitment to go to the level two of Bovespa until the end of this year, and hiring a market maker to increase the liquidity of our secondary market.

So, this is for the moment, if anyone has any question.

Clark Webb, Select Equity:

Yeah, hi guys, just a question about the equity that you raised, the R$ 900 million, where is it currently being housed in short-term securities, what kind of rate are you getting on those securities?

Morris Dayan:

We are really holding that for short-term security, most of it on the day-to-day, a repo market, government bonds, the rate that we receive is the Selic rate, the base government rate.

Clark Webb:

OK, and when you talk about the 25% average ROE for the year, is that including or excluding the one-time gain you had in the 1Q?

Morris Dayan:

You can include, I think the one-time gain in the 1Q would be less than 10% of our total income, so, it would not change very much, so you can exclude that.

Clark Webb:

OK, great, thank you.

Natalia Corsield, Dresdner Bank:

Hi, guys, thank you for the conference call which is very useful. Just a quick question on the portfolio, loan portfolio. What is the expected growth for 2007 overall and the expected growth for payroll lending?

Morris Dayan:

Our expectation in credit growth is to keep the same growth that we have just seen until today. So, we have been growing at around 15% every quarter, and we want to keep the same rate of growth. On the payroll lending, it is a market that is growing, what we expect is like to have something more than 20%, 25% of our total credit on the retail side, that is in the payroll and the auto loans and we would do that.

So, first, we are originating around R$40 million in the payrolls and in the auto loans, and this is something that we expect, R$40 million for each one of them, so you can expect a growth in that.

Natalia Corsield:

OK, thank you.

Patrick Lee, RMB:

Hi, most of questions have been answered by, but I just have a quick one for you, regarding the IPO expense, because when I compare your income statements pre and post, the extra expense is R$36 million, right? And I think you mentioned... did you say that it is completely due to the IPO?

Because that is 4.5% of your pricing which is quite a bit higher than your peers' one and what we are seeing, the usual statistics, can you just clarify that for me?

Morris Dayan:

Yes, we paid the bank, 3.5% and then we had the other cost of the lawyers and the auditing firm and everything so, everything put together it accounts for R$36 million. On our net income, we had to adjust that without the tax, so the net number is R$23 million directly to our net income.

Patrick Lee

Thanks, that sounds very helpful.

Ian Smith, Nevsky Capital:

Hi, just two questions. The first one on the consumer loan portfolio, that there is sort of other caption which include mortgage loans and other unsecured consumer lending to certain new product areas, can you tell me a little bit about how that is going and how that would sort of anticipate developers in the next twelve months?

And secondly, I incidentally got into this stage on what the tax rate that will be for, so the blended tax rate for the year ahead?

Morris Dayan:

OK, loans to different projects on the retail, like the mortgage and the non-secured loans, we are still starting to know better the market, the mortgage loan we started already very slowly, just to see all the process and all the risks involved in that. But we are comfortable to see that the growth in this segment will be the one that we are expecting during our road show.

The non-secured loans is also something that we want to start just next month, probably, but it is something that is going to be, as we are expecting, small amount, it is not going to make a big difference in our total credit portfolio.

On the tax rate, we are expecting to be on the same level that we are today during this year, so, something less than 30% of tax rate.

Ian Smith:

Thank you very much.

Mark Jason, Aim Investments:

Yeah, hi. I just wanted a little bit of extension on what is going on in your net interest margin, it looks like there is some derivative losses, and if that is what is driving it down?

Morris Dayan:

OK, derivative losses, they are not losses, they are the hedge of our Euro bonds, so in our Euro bonds we are short in dollar, so we have an income in that, and in the derivative we are long in dollar to hedge the dollar exposure of our Euro bonds, so we had a loss in the derivative, but they compensate exactly, so we do not have this, any loss in derivative, so our net income has not been lowered by that.

Mark Jason:

So, you would say that net interest margin is coming down just because as...can you explain a little bit why you are saying that?

Morris Dayan:

Our net interest margin of 13%, which is a very strong number, we are very comfortable with this number and if you compare that with the other years, that requires, we are succeeding in maintaining this high level of net interest margin. 13% is... we are very comfortable in this level.

Mark Jason:

OK, thank you.

Clark Webb, Select Equity:

Yeah, hello again. I look at the... from the perspectives the loan representatives you had, I think you went from 45 in 2004, 80 in 2005, 85 in 2006 and it was 118 in the 1Q07. And what would that be today, and what are the projections in terms of growing your loan reps over the next couple of quarters?

Morris Dayan:

OK, today they are at 145 officers on the middle market operation, so we managed to hire new ones in this quarter. We expect to keep increasing this number with the same, way that we are opening more five new branches, until the end of this year. So we would expect to have, by next year, around 200 sales officers.

Clark Webb:

And then, what then is the results on your efficiency ratio, have you talked about what you would expect for that to be on a more sustainable basis as you grow?

Morris Dayan:

We expect to our efficiency ratio to be around 30%, so to increase a little bit from 23% that we are today to around 30% for the next year.

Clark Webb:

OK, great, thanks.

Operator:

There appear to be no further questions at this time, I would now like to turn the floor back over to Mr Morris Dayan for any closing remarks.

Morris Dayan:

Yeah, I would like to thank everybody that participated in this call, we are at the disposal of everyone that wants to have any questions, can go directly to us. We have our new IR officers that are starting first and we building a very good team to answer all the question of every investor, thank you everybody.

Operator:

Thank you. This does conclude today's Banco Daycoval's 2Q results conference call. You may disconnect your lines at this time.

Daycoval

Fact Sheet 3Q07

DAYC4 NÍVEL 1

CORPORATE PROFILE

Banco Daycoval S.A. (BOVESPA: DAYC4) began operating in August 1968, when it was founded as a brokerage and securities dealer under the name *Daycoval Distribuidora de Títulos e Valores Mobiliários Ltda.* In May 1989 it was licensed to operate as a full-service bank and was renamed Banco Daycoval S.A. The Brazil Central Bank authorized Daycoval in 1994 to extend commercial loans and in 1995 to deal in foreign exchange as a complement to its conventional lending operations. In 2007, the Bank held an initial public offering (IPO) and began trading on Corporate Governance Level 1 of the São Paulo Stock Exchange (BOVESPA). Daycoval is a leading lender to middle-market companies, defined as having annual sales of between R$ 8 million and R$ 300 million. It also lends to individuals, mainly through payroll deduction loans and auto loans. The Bank has a track record of almost 40 years in the financial market and today it a nationwide presence with 25 branches throughout Brazil and over 500 employees

HIGHLIGHTS

- Net Income excluding IPO expenses was R$ 58.7 million in the quarter, for year-over-year growth of 103.1%. In the first nine months of 2007 net income totaled R$ 168.8 million, for year-over-year growth of 168.7%;
- Shareholders' Equity rose 258.4% to R$ 1.504 billion in 3Q07, including the proceeds of the IPO issued in June;
- Total Assets reached R$ 5.4 billion, an increase of 39.8% compared with 2Q07;
- The Loan Portfolio expanded 29.4% compared with 2Q07 to R$ 2.8 billion. Growth in the last 12 months was 98.4%;
- Loan portfolio quality improved, as evidenced by a decrease in Loan Loss Provision (LLP) to 2.0% of total loans in 3Q07, from 2.1% in 2Q07 and 2.4% in 3Q06. The balance of loans more than 180 days past due corresponded to less than 1% of the total portfolio at end-September 2007.

CAPITAL STRUCTURE

Post-IPO Equity Structure



7%
29%
64%
Controlling family shareholders
Free Float
Daycoval Holding Financeira S/A

STRATEGY

- Focus on Middle-Market Segment

  Leverage growth opportunities by: (i) selectively increasing the Bank's customer base; (ii) promoting organic growth of its distribution structure; and (iii) building customer loyalty by offering a comprehensive range of products.

- Expansion of Lending to Individuals

  Increase the offering of new products through the following measures: (i) expansion of payroll lending; (ii) growth of auto loans; and (iii) development and implementation of new products, driving scale gains with low marginal costs.

- Diversification of Funding Sources

  The Bank's capital structure following the IPO has led to improved credit ratings. Daycoval's key goals are to increase deposit volumes and tenors while optimizing costs, and to continue diversifying its sources of funding, including the possibility of further foreign issues.

- Maintenance of Financial Health

  The Bank has credit and risk management policies designed to maintain asset quality based on conservative criteria, which in the view of management have played an essential role in obtaining low levels of delinquency and high levels of liquidity for the last several years.

Key Figures (R$ million)	3T07[1]	3T06[2]	Var. %	2T07[3]	Var. %
Income from Financial Intermediation	**113.9**	68.2	67.0%	75.6	50,7%
Net Income	**58.7**	28.9	103.1%	46.5	26,2%
Shareholders' Equity	**1,504.2**	419.7	258.4%	538.4	179,4%
Total Assets	**5,388.4**	2,588.5	108.2%	3,855.0	39,8%
Loan Portfolio	**2,826.3**	1,424.5	98.4%	2,183.4	29,4%
Funding	**2,447.8**	1,446.9	69.2%	2,172.8	12,7%
Net Interest Margin (NIM) (% p.a.)	**12.1%**	14.6%	-2.5 p.p	13.4%	-1,3 p.p
Return on Average Equity (ROAE) (% p.a.)	**16.9%**	30.9%	-14.0 p.p	40.5%	-23,6 p.p
Efficiency Ratio (%)	**22.1%**	24.4%	-2.3 p.p	23.2%	-1,1 p.p
BIS Index (%)	**41.2%**	20.9%	20.3 p.p	20.2%	21,0 p.p

[1] Excludes IPO costs of R$ 1.4 million from net income and ROAE.
[2] Excludes impact of IPO (increase in capital, revenues and expenses).
[3] Excludes expenses of R$ 6.2 million to reflect changes in accounting procedures (calculation of net income, ROAE and efficiency ratio).

COMPETITIVE ADVANTAGES

- Strong positioning in middle-market segment.
- Solidity and conservative risk profile.
- Quality of the Loan Portfolio.
- Potential for growth with economies of scale.
- Experienced management committed to best practice in corporate governance:
  - Stocks trading on Corporate Governance Level 1 of the São Paulo Stock Exchange (BOVESPA).
  - Tag along guaranteed for all shareholders.
  - Board of Directors has two independent members.

Daycoval currently has 25 branches located in 15 states plus the Federal District (Brasília), thus covering all regions of the country. Growth in the number of branches is geared to expanding and consolidating the Bank's operations in important markets nationwide.


25 branches in operation

OPERATING HIGHLIGHTS

Loan Portfolio by Segment
(R$ million)


2,826.3
1,424.5
3Q06
3Q07
Middle Market/Other
Trade Finance
Payroll Loans
Auto Loans

Breakdown of Portfolio by Risk Rating - 3Q07


1.9%
98.1%
AA-C
D-H

Breakdown of Funding 3Q07 - R$ 2,447.8


62.6%
14.3%
9.3%
3.9%
9.9%
Demand deposits + other deposits
Time deposits
Interbank deposits
Foreign issues
Borrowing & onlending

Net Income
(R$ million)


58.7
28.9
3Q06[2]
3Q07[1]

Shareholders' Equity
(R$ million)


1,504.2
419.7
3Q06[2]
3Q07[1]

[1] Excludes IPO costs of R$ 1.4 million from net income and ROAE.
[2] Excludes expenses of R$ 6.2 million to reflect changes in accounting procedures (calculation of net income, ROAE and efficiency ratio).

Growth in Branch Network


25
14
9
9
2004
2005
2006
Set/07

We would like to clarify that any statements that may be made in this Fact Sheet, related to the prospects for business of the Bank Daycoval, projections and operating and financial targets, is itself on beliefs and assumptions of Directors of the Company, as well as information currently available. They involve risks, uncertainties and assumptions because they relate to future events and, therefore, depend on circumstances that may or may not occur. Investors should understand that general economic conditions, industry and other factors can affect the operational future performance of the Bank Daycoval and lead to results that differ, materially from those expressed in such considerations.

Investor Relations

Carlos Lazar
IR Superintendent

Gustavo Schroden
IR Manager

Phones: +55 (11) 3138-1024/1025 - ri@daycoval.com.br
www.daycoval.com.br

DAYC4
NÍVEL 1
BOVESPA BRASIL

24

About Banco Daycoval

Banco Daycoval S.A. is one of the leading banks specialized in the middle market segment in Brazil, with almost 40 years of experience in the financial market and a nationwide presence through its 20 branches. The Bank offers a full line of financial services and credit to companies, and also products to individuals, such as vehicle financing and payroll deduction loans.

Offering a wide and sophisticated range of credit products backed by guarantees, at the end of June 2007, Daycoval had a loan portfolio of R$ 2.2 billion and total assets of R$ 5.1 billion. According to Standard & Poor's, at end of 2006 Daycoval ranked 28th among Brazilian private-sector banks in terms of asset volume (R$ 3.0 billion at end 2006).

The Bank believes that the quality, credibility and solidity of its services, which are recognized in the financial system, were responsible for the awards it has received. In 2007, for the third straight year, Daycoval received the award for "best middle market bank" from Gazeta Mercantil newspaper, and in 2006 it received first place in the category "best middle market bank" from FGV/ Revista Conjuntura Econômica. The bank also achieved excellent credit ratings at the local level, rated "A+" by Austin Ratings, "A" by Fitch Ratings and "A" by Standard & Poor's.

In June 2007, Banco Daycoval carried out its initial public offering, and was listed on Level 1 of the São Paulo Stock Exchange (Bovespa).

2Q07 Highlights

- Banco Daycoval successfully concluded its initial public offering (IPO), raising more than R$ 1.0 billion in the operation
- Ex-IPO Net Profit of R$ 46.5 million, up 164.2% compared to the same period of last year. ROE of 40.5%, 21 percentage points (p.p.) higher than in the 2Q06
- Shareholders' Equity rose 270.1% to R$ 1,451.2 billion, already considering the IPO proceeds
- Total Assets of R$ 5.1 billion after the IPO, 53.0% higher than in the 1Q07
- Loan Portfolio expanded by 15.6% and 79.1% versus the 1Q07 and 2Q06, respectively, to R$ 2.2 billion
- Funding rose 5.7% versus the 1Q07, reaching R$ 2.2 billion
- Efficiency Index of 23.2% in the quarter, 7.9 p.p. down on the 2Q06 thanks to the management of administrative costs, allied to greater income generation
- Balance in the Provision for Loan Losses of 2.1% of the total loan portfolio, down from the levels in the 1Q07 (2.3%) and 2Q06 (2.4%). At end June 2007, the balance of loans overdue more than 180 days represented less than 1% of the total loan portfolio

RECEIVED
2008 APR 16 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Relations

Morris Dayan
IR Officer
Phone: +55 (11) 3138-1024

Carlos Lazar
IR Superintendent
ri@daycoval.com.br


Daycoval

Main Indicators (R$ MM)	2Q07(1)	1Q07	Var. %	2Q06	Var. %
Income from Financial Intermediation	75.6	78.6	-3.8%	52.5	44.0%
Net Income	46.5	44.0(2)	5.7%	17.6(3)	164.2%
Shareholders' Equity	538.4	497.0	8.3%	392.1	37.3%
Total Assets	3,855.0	3,363.9	14.6%	2,344.1	64.6%
Loan Portfolio	2,183.4	1,888.0	15.6%	1,219.1	79.1%
Funding	2,172.8	2,056.2	5.7%	1,319.7	64.6%
Net Interest Margin (NIM) (% p.a.)	13.4%	14.3%	-0.9 p.p.	13.6%	-0.2 p.p.
Return on Average Equity (ROAE) (% p.a.)	40.5%	44.5%(2)	-4.0 p.p.	19.5%(3)	21.0 p.p.
Efficiency Index (%)	23.2%	19.7%	3.5 p.p.	31.1%(4)	-7.9 p.p.
Basel Index (%)	20.2%	21.7%	-1.5 p.p.	21.9%	-1.7 p.p.

(1) 2Q07 figures do not consider the impact of the IPO.
(2) Excluding the recognition of tax credits in the amount of R$ 19.3 million.
(3) Excluding expenses of R$ 5.2 million related to the change in accounting procedures.
(4) Excluding expenses of R$ 7.9 million related to the change in accounting procedures.

BancoDaycoval Fact Sheet 2Q07

Return on Average Equity (%) and Net Income (R$ MM)


40.5%
47
25.4%
24.2%
19.5%
20.6%
101
82
70
18
2004*
2005*
2006*
2Q06*
2Q07**

* Adjusted due to change in accounting practice
** Ex-IPO - R$ 23.7 million

Competitive Advantages

- Significant presence in Middle-Market segment
- Financial solidity and conservative risk profile
- High-quality Loan Portfolio
- Strong growth potential and improved marginal costs
- Agile and efficient new-product development
- Commitment to Corporate Governance best practices

Shareholders Equity (R$ MM)


1,451
192.0%
26.8%
913
497
392
538
Shareholder's Equity
IPO Proceeds
2Q06
1Q07
2Q07

Strategy

- Maintain and concentrate focus on Middle-Market segment
- Expand operations in the retail segment
- Greater diversification of funding sources
- Maintain financial solidity
- Maintain the high growth levels posted in recent years

Credit Portfolio per Type (R$ MM)


2,183
5.0%
14.0%
4.6%
76.4%
1,219
12.9%
6.2%
80.9%
Vehicles
Payroll-Deduction
Trade Finance
Middle Market
2Q06
2Q07

Funding Daycoval (R$ MM)


64.6%
2,173
1,320
2Q06
2Q07

Portifolio Break-down per Risk Level (2Q07)


1.2%
0.8%
98.0%
AA-C
D-G
H

Branches Growth


20
122.2%
14
9
2005
2006
jun/07

BANCO DAYCOVAL

BANCO DAYCOVAL S.A.

Public Company

Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ/MF) No. 62.232.889/0001-90

NIRE 35300524110

Avenida Paulista, 1793

01311-200 - Bela Vista

São Paulo – SP

MATERIAL FACT

The management of Daycoval S.A., a financial institution with head office at Avenida Paulista, nº 1793, in the City of São Paulo, State of São Paulo, enrolled at the Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ/MF) under No. 62.232.889/0001-90 ("**Banco Daycoval**"), under the terms and for the purposes of CVM Instruction No. 358, dated 01.03.2002, as timely amended, comes to public to disclose that it has been informed that Mr. Ibrahim Dayan has granted, in the date herein, free of charge, 36,863,376 common shares, nominal ones and without face value ("**Common Shares**") and 6,181,118 preferred shares, nominal ones and without face value ("**Preferred Shares**") issued by Daycoval Holding Financeira S.A. ("**Daycoval Holding**"), controller of Banco Daycoval S.A., representing 44% of the voting shares and 30.22% of total shares of the relevant corporation, where: (i) 837,804 Common Shares to Mr. Sasson Dayan, representing 1% of the voting shares and 0.59% of total shares of Daycoval Holding; (ii) 22,897,184 Common Shares and 6,181,118 Preferred Shares to Mr. Morris Dayan, representing 27.33% of the voting shares and 20.42% of total shares of Daycoval Holding; (iii) 6,564,194 Common Shares to Mr. Carlos M. Dayan, representing 7.83% of voting shares and 4.61% of total shares of Daycoval Holding; and (iv) 6,564,194 Common Shares to Mr. Salim Dayan, representing 7.83% of voting shares and 4.61% of total shares of Daycoval Holding. Mr. Ibrahim Dayan held 50% of voting shares and 36.93% of total shares of Daycoval Holding.

In that same date, Mr. Sasson Dayan has granted, free of charge, 2,311,708 Preferred Shares to Mr. Morris Dayan, representing 1.62% of total shares of Daycoval Holding.

After the relevant assignments, (i) Mr. Sasson Dayan now holds 51% of voting shares and 34.75% of total shares of Daycoval Holding; (ii) Mr. Ibrahim Dayan now holds 6% of the voting shares and 6.71% of total shares of Daycoval Holding; (iii) Mr. Morris Dayan now holds 27.33% of the voting shares and 26.62% of total shares of Daycoval Holding; (iv) Mr. Carlos M. Dayan now holds 7.83% of voting shares and 15.39% of total shares of Daycoval Holding; and (v) Mr. Salim Dayan now holds 7.83% of voting shares and 15.9% of total shares of Daycoval Holding. This change to the shareholding structure of Daycoval Holding is being submitted to the acknowledgment of Central Bank of Brazil.

This is a family rearrangement at the scope of indirect controlling shareholders of Banco Daycoval and other shareholders of Daycoval Holding, which does not result into any change in the course of Banco Daycoval business.

São Paulo, August 2, 2007.

Morris Dayan

Investors Relations Director

RECEIVED

2008 APR 16 A 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(15) (8)

CENTRAL BANK OF BRAZIL

Deorf/GTSP1-2007/06495 São Paulo, July 16, 2007
INSTITUTION
Banco Daycoval S.A.

ADDRESS:
Av. Paulista, 1.793.

ZIP/CITY/FU:
01310-200 São Paulo – SP

Act	AGE dated 06.06.2007
Process No..	0701375649
Dispatch Date:	July 13, 2007

Matters approved by this agency:

1. Election of Administrative Counselor, which mandate shall expire in August, 2009, formed, by Sirs.

Individual Taxpayer's Registration (CPF)	685.283.378-04
Name	Marco Antonio Bologna
Position	Counselor

NOTES:

I. This corporation shall:

i. Comply with the procedures which shall be adopted by you concerning the information to be rendered directly into the Unicad system, related to the holders of this institution statutory positions, informed in the Sisorf 4.14.70 (www.bcb.gov.br/?Sisorf).

WE HEREWITH RETURN

- Document related to the act for the purposes of filing with trade register.

Financial System Organization Department
São Paulo Technical Management – I

[Signature]
Francisco da Silva Coelho
Technical Manager

[Signature]
Eduardo de Camargo Schell
Assessor

Banco Daycoval **[logo] DAYC4 LEVEL 1** Bovespa Brasil

"This notice has strictly informative nature and does not constitute an offering for sales of securities"

NOTICE OF CLOSING OF PUBLIC OFFERING OF PRIMARY AND SECONDARY DISTRIBUTION OF PREFERRED SHARES

Issued by

BANCO DAYCOVAL S.A.
CNPJ/MF No. 62.232.889/0001-90
Avenida Paulista, 1793 - 01311-200 - Bela Vista
São Paulo - SP
ISIN Code: BRDAYCACNPR2

Under the terms of Article 29th of Securities Commission ("CVM") Instruction No. 400, dated December 29, 2003, as timely amended ("CVM 400 Instruction"), **BANCO DAYCOVAL S.A.**, a financial institution with head offices at Avenida Paulista, nº 1793, in the City of São Paulo, State of São Paulo, enrolled at the Corporate Taxpayers Registration of the Ministry of Treasury (CNPJ/MF) under No. 62.232.889/0001-90 ("Bank") and its individual shareholders appointed in the Public Offering Definitive Prospect of Primary and Secondary Distribution of Preferred Shares Issued by Banco Daycoval S.A. ("Selling Shareholders"), together with **BANCO UBS PACTUAL S.A.** ("Leader Coordinator") and **GOLDMAN SACHS DO BRASIL BANCO MÚLTIPLO S.A.** ("Goldman Sachs" and, together with the Leader Coordinator, the "Coordinators") communicate the closing of the initial public offering of primary and secondary distribution of preferred shares, nominal, book entry, without face value, free and clear of any burden or encumbrance, issued by the Bank ("Shares") by means of which 64,263,164 Shares have been distributed ("Offering").

The Offering included, at first, the distribution of : (i) 55,082,712 new Shares issued by the Bank, (ii) 798,301 Shares held by the Selling Shareholders.

Furthermore, on 07.11.2007, the Leader Coordinator executed in full the option granted to him by the Selling Shareholders for the purchase of an additional amount of up to 15% of the Shares initially offered, summing up to 8,382,151 Shares, all of which held by the Selling Shareholders ("Supplementary Shares"), under the terms of Article 24th of CVM Instruction 400, in order to cope with the excessive demand verified during the Offering ("Supplementary Shares Option").

Upon issue of the New Shares by the Bank, it was excluded the right of preference of their current shareholders, under the terms of Article 172nd, paragraph I, of Law 6.404, dated December 15, 1976 and further amendments ("Stocks Corporations Act"), and such issues were performed within the authorized capital limit set forth in its By-Laws.

Considering subscription and purchase of total Shares initially offered and Supplementary Shares there have been thus distributed to the public, the total of 64,263,164 Shares, where 55,082,712 are new Shares issued by the Bank ("Primary Offer") and 9,180,452 Shares were held by the Selling Shareholders ("Secondary Offer") at the issue/sales price of R$ 17.00 per Share ("Price per Share"), amounting to the total of:

R$ 1,092,473,788.00

Terms and conditions of the Primary Offer, exclusion of preference rights of the current Bank shareholders for the subscription of the Primary Offer Shares and the granting of the Supplementary Shares Option to the Leader Coordinator have been approved by the Bank Extraordinary General Meeting held on June 21, 2007, which minutes have been published in the State of São Paulo Official Gazette dated June 26, 2007, and in the Valor Econômico Newspaper dated June 25, 2007. The relevant Price per Share definition, determination of the amount of Shares issued and the relevant Bank capital increase have been approved by the Bank Board of Directors in a meeting held on June 26, 2007, which minutes have been published in the State of São Paulo Official Gazette dated June 29, 2007, and in the Valor Econômico Newspaper dated June 28, 2007.

FINAL DATA OF SHARES PLACEMENT AT THE SCOPE OF THE OFFERING:

- Total Shares actually placed for the Primary Offer: 55,082,712
- Total Shares actually placed for the Secondary Offer: 9,180,452

Type of Investor	**Number of subscribers/purchasers**	**Quantity of subscribed and/or purchased Shares**
Individuals	7,518	5,295,782
Investment Clubs	67	421,608
Investment Funds	125	12,216,325
Private Welfare Entities	3	92,750
Insurance Companies	-	-
Qualified Foreign Investors	162	44,824,840
Intermediate Institutions participating on the distribution consortium	-	-
Financial institutions related to the Bank, Leader Coordinator, Contracted Coordinators and/or Consort Brokers	-	-
Other Financial Institutions	7	1,210,000
Other legal entities related to the Bank, Leader Coordinator, Contracted Coordinators and/or Consort Brokers	-	-
Other legal entities	132	201,859
Partners, manager, employees, agents and other people related to the Bank, Leader Coordinator, Contracted Coordinators and/or Consort Brokers	-	-
Others	-	-
Total	**8,014**	**64,263,164**

The Offering herein has been previously submitted to the CVM and registered under No.: Primary Distribution CVM/SRE/REM/2007/032 and Secondary Distribution CVM/SRE/SEC/2007/025, on June 28, 2007.

Banco UBS Pactual S.A., the stabilizing agent of the preferred shares issued by Banco Daycoval S.A., through UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., under the terms of Banco Daycoval S.A. Preferred Shares Stabilizing Services Rendering

Agreement, executed on June 26, 2007, informs that there has been no other stabilization activity in the scope of the Offering.

The financial institution contracted for rendering the book entry services of the Shares is Banco Bradesco S.A., with head office at "Cidade de Deus", s/nº, Vila Yara, in the City of Osasco, State of São Paulo.

"The public offering/program herein was prepared according to the provisions of the ANBID Self-Regulating Code for the Public Offering of Securities Distribution and Purchase, which is registered with the 4th Registry of Titles and Deeds of the City of São Paulo, State of São Paulo, under No. 4890254, by such being the public offering/program herein compliant with the minimum information standards included in the code, and not being ANBID responsible for any of the relevant information, quality of the issuer and/or proponents, participant institutions and securities object of the public offering/program."

Coordinators and *Joint Bookrunners*

Goldman Sachs

Leader Coordinator
UBS Pactual

Stabilizer Agent
UBS Pactual

Contracted Coordinators
Banco Real ABN Amro
Espírito Santo Investment
Consort Brokers

[Several Logos]

RECEIVED
2008 APR 16 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Laws

CHAPTER I - Name, Principal Place of Business, Jurisdiction and Duration

Article 1
BANCO DAYCOVAL S/A (the "Company") is a financial institution incorporated as a joint-stock company, which shall be governed hereby and by the applicable statutory and regulatory provisions.

Sole Paragraph - Upon admission of the Company to Level 1 of the Sao Paulo Stock Exchange Corporate Governance ("Level 1" and "Bovespa", respectively), the Company, its shareholders and managers shall be also subject to the provisions of the Distinguished Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation").

Article 2
The Company has its principal place of business and jurisdiction in the Capital City of the State of Sao Paulo, and it may, upon resolution of the Executive Board, establish and close agencies, branches, offices, main branches and other establishments elsewhere in Brazil or abroad, as

well as to appoint agents or correspondents, in compliance with the statutory provisions and rules issued by the Central Bank of Brazil.

Article 3
The Company´s purpose is to carry out credit, debt and ancillary transactions and to provide services inherent in the respective authorized departments (commercial, investment and credit, financing and investment), including foreign exchange, in accordance with the statutory and regulatory provisions in force.

Article 4
The Company may not acquire assets that are not intended for its own use, except for those received from the settlement of bad debts, in which case it shall sell them within one (1) year from receipt, which term may be extended up to two times, at the discretion of the Central Bank of Brazil.

Article 5
The term of duration of the Company is indefinite.

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CHAPTER II - Capital Stock and Shares

Article 6
The capital stock is R$ 422,737,061.47, divided into 167,550,800 registered book-entry non-par shares, from which 142,418,179 are common shares and 25,132,621 are preferred shares.

Paragraph One - All shares of the Company are book-entry shares and they shall be maintained in a deposit account on behalf of their holders, with the authorized financial institution, without issuance of certificates. The depositary institution may charge the shareholders for the cost of the transfer and annotation of the ownership of the book-entry shares, as well as for the cost of the services related to the shares in custody, in compliance with the maximum limits established by the Brazilian Securities Commission (" CVM").

Paragraph Two - The issuance of founder´s shares by the Company is prohibited.

Article 7
Each common share entitles its holder to one (1) vote in the resolutions of the Shareholders´ Meetings.

Paragraph One - The preferred shares shall not entitle their holders to vote in the resolutions of the Shareholders' Meetings, and these holders shall be entitled to the following preferences and benefits:

a) right to participate in the distribution of profits under the same conditions as the common shares;

b) priority in the refund of the capital stock, without refund premium; and

c) right to be included in any public offering as a result of Sale of the Company's Control or of the provisions of article 44, pursuant to Chapter VII hereof, at the same price paid for each common share of the controlling block.

Paragraph Two - The shareholders may, at any time, convert common shares into preferred shares, at the rate of one (1) common share for one (1) preferred share, provided they are paid-up and upon observance of the statutory limit, as well as of the regulations in force about transfer of control. The requests for conversion shall be sent in writing to the Executive Board. The requests for conversion received and accepted by the Executive Board shall be homologated at the first meeting of the Board of Directors held after approval of the conversion by the Executive Board.

Article 8
The Company may increase the Capital Stock up to the limit of one billion and two hundred million Reais (R$1,200,000,000.00), regardless of amendment to the By-laws, without any proportion between the shares of each type and observing, as regards the preferred shares, the maximum statutory limit.

Paragraph One - The capital increase shall be carried out upon resolution of the Board of Directors, which shall have authority to establish the conditions for the issuance of shares, including price, term and form of payment. In case of a capital increase resulting from the appropriation of reserves, pursuant to rules issued by the Brazilian Monetary Council, the authority shall be attributed to the Shareholders' Meeting, after consultation with the Audit Committee, should it have been created.

Paragraph Two - Within the authorized capital limit, the Company may issue shares and subscription bonuses.

Paragraph Three - At the Board of Directors´ discretion, the preemptive right may be excluded or the term for its exercise may be reduced in the issuance of shares and subscription bonuses which is made upon (i) sale on the stock exchange or in a public offering, or (ii) share swap in a public offering for the acquisition of control, pursuant to the law, and within the authorized capital limit.

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CHAPTER III - Management

Article 9
The Company shall be managed by a Board of Directors and an Executive Board, pursuant to the law and to these by-laws.

Article 10
The members of the Board of Directors and of the Executive Board shall take office upon signature of the instrument of investiture drawn up in the book of minutes of the Meetings of the Board of Directors and of the Executive Board, respectively, after homologation of the election by the Central Bank of Brazil. The members of the Board of Directors may be removed at any time by the Shareholder´s Meeting and the Executive Officers by the Board of Directors, but they shall remain in the exercise of their respective offices up to the investiture of their sucessors.

Sole Paragraph - Upon expiration of their terms of office, the members of the Board of Directors and of the Executive Board shall remain in their positions until investiture of their respective deputies, in the event they were themselves not reelected.

Article 11
In compliance with the provisions of Article 10 above, the investiture of the managers is subject to previous signature of the instrument of Consent of Managers to which the Level 1 Regulation refers. The managers shall, immediately after investiture in their positions, inform Bovespa about the amount and characteristics of the securities issued by the Company directly or indirectly held by them, including their derivatives.

Article 12
The Shareholders´ Meeting shall establish the aggregate annual amount of the remuneration of the managers of the Company, and the Board of Directors shall define its distribution.

SECTION I

BOARD OF DIRECTORS

Article 13
The Board of Directors is a plenary body formed by at least three (3) and at most six (6) members, all of whom shall be shareholders of the Company, elected by the Shareholders´ Meeting, g, who shall be appointed by the Chairman from among them, with a unified term of office of two (2) years, reelection being permitted.

Paragraph One - The Shareholders´ Meeting shall establish by absolute majority of votes, and blank votes shall not be counted, before its election, the number of positions of the Board of Directors to be occupied in each unified term of office of two years.

Paragraph Two - At least 20% of the members of the Board of Directors shall be Independent Members, expressly declared as such at the Shareholders´ Meeting that elects them. Whenever application of the aforementioned percentage results in a fractioned number of members of the Board of Directors, such number shall be rounded up or down to the: (i) immediately higher whole number, if the fraction is equal to or exceeds 0.5; or to the (ii) immediately lower whole number, if the fraction is less than 0.5.

Paragraph Three - For the purposes hereof, an Independent Member of the Board of Directors shall be that member who: (i) does not have any bond with the Company, except for an interest held in the capital stock; (ii) is not a Controlling Shareholder, spouse or relative up to the second degree of the Controlling Shareholder, is not and has not been, during the last three years, bound to the company or to an entity related to the Controlling Shareholder (persons bound to educational and/or research institutions are excluded from this limitation); (iii) has not been, during the last three years, an employee or Executive Officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; (iv) is neither a supplier nor a purchaser, direct or indirect, of the Company´s services or products in such an amount that results in loss of independence; (v) is not an employee or manager of a company or entity that is offering or demanding services and/or products to or from the Company, (vi) is not a spouse or relative up to the second degree of any of the managers of the Company; or (vu) does not receive remuneration from the Company other than the remuneration as member of the Board of Directors (except for cash yields resulting from a possible interest held in the capital stock). Also the member of the Board of Directors elected by means of the option contemplated in paragraphs Four and Five of Article 141 of Law 6404, of December 15, 1976 ("Corporations Law"), shall be deemed an Independent Member.

Paragraph Four - The Chairman of the Board of Directors shall be substituted, in his/her

absences or temporary impairments, by the member of the Board of Directors appointed by him/herself.

Paragraph Five - In the event of a vacancy of the position of Chairman of the Board of Directors, a Shareholders´ Meeting shall be called within thirty (30) days to choose the substitute, who shall complete the term of office of the substituted person.

Paragraph Six - In the event of a vacancy in another position of the Board of Directors, its Chairman shall appoint the substitute, in compliance with the statutory provisions and herewith, who shall occupy the position until the first Shareholders´ Meeting that elects new members of the Board of Directors.

Paragraph Seven - In the event of an absence or temporary impairment, the members of the Board of Directors shall be substituted among themselves, as appointed by the Chairman.

Article 14
The Board of Directors shall gather whenever the corporate interests so require, at the call of its Chairman or of any of its members, and regardless of call if all its members are present, and it shall be validly convened and adopt valid resolutions with the presence of the majority of its members.

Paragraph One - The meetings shall be chaired by the Chairman of the Board of Directors.

Paragraph Two - In the resolutions of the Board of Directors, the Chairman shall also have the casting vote.

Paragraph Three - Minutes of the meetings of the Board of Directors shall be drawn up and signed by all the members present, and those containing resolutions intended to produce effects before third parties shall be published.

Article 15
In addition to the duties contemplated by law, it shall be incumbent upon the Board of Directors:

a) to generally establish the general business policy of the Company, to decide upon the economic and financial and management policy and to create internal mechanisms to verify the compliance with its determinations;

b) to resolve upon the call of the Annual Shareholders Meeting and, whenever s/he deems it necessary, of the Special Shareholders Meeting;

c) to elect and dismiss members of the Executive Board, to appoint their substitutes in the case of impairment, absence and vacancy and to establish their duties;

d) to approve the organizational structure of the Company;

e) to resolve, by referendum of the Shareholders´ Meeting, upon the payment of interim dividends, including as retained earnings or surplus reserves existing in the semi-annual or annual balance sheet;

f) to approve operating policies and strategies, semi-annual, annual or multiyear plans and budgets for transactions, investments and managerial activities;

g) to voice its opinion about the management reports and the accounts of the Executive Board;

h) to resolve on the issuance of shares or subscription bonuses;

i) to suggest the capital increase to the Annual and to the Special Shareholders Meeting, whenever appropriate, by appropriation of other reserves or by issuance and subscription of shares;

j) to resolve on extraordinary or omitted matters, in accordance with these By-Laws and with the laws in force;

k) to resolve on the distribution of the remuneration of the members of the Board of Directors and of the Executive Board, whenever established as an aggregate amount by the Shareholders´ Meeting;

l) to choose and dismiss the accounting firm;

m) to submit to the Shareholders´ Meeting suggestions for capital increases above the authorized capital limit, as well as for amendment to the By-Laws;

n) to submit to the Shareholders´ Meeting a triple list of institutions specialized in economic analysis of companies, for purposes of calculating the Economic Value, as provided in articles 43 and 44 hereof;

o) to resolve upon the acquisition of shares issued by the Company for purposes of charge-off or holding in treasury, as well as upon their resale or replacement in the market, in compliance with the rules issued by CVM and with the other applicable statutory and regulatory provisions.

Article 16
It is incumbent upon the Chairman of the Board of Directors:

a) to call, convene and chair the Shareholders´ Meetings;

b) to call, convene and chair the meetings of the Board of Directors;

c) to exert efforts to see that the resolutions of the Board of Directors and of the Shareholders´ Meetings are complied with.

SECTION II
EXECUTIVE BOARD

Article 17
The Company shall be managed by an Executive Board formed by at least four (4) and at most nine (9) members, of whom four (4) to five (5) shall be Executive Officers, among whom one (1) Superintendent Executive Officer and up to four (4) Officers without specific designation, who shall be dismissed at any time by the Board of Directors, and who shall be resident in Brazil, shareholders or not, elected by the Board of Directors, with a term of office of two (2) years, reelection being permitted.

Paragraph One - The duties of the Executive Board shall be defined herein and assigned in a meeting of the Board of Directors, and overlapping duties may be assigned to one same member of the Executive Board.

Paragraph Two - An Investor Relations Officer shall be appointed from among the members of the Executive Board.

Paragraph Three - In the events of impairment or temporary absence of any of the members of the Executive Board, the remaining members shall choose, from among themselves, the substitute who shall cumulatively carry out the duties of the substituted member.

Paragraph Four - In the events of resignation, death or definite impairment of any member of the Executive Board, and should it be necessary to make a substitution, it shall be incumbent upon the Board of Directors to elect a new Executive Officer to complete the term of office of the substituted Executive Officer.

Article 18
The Executive Board shall gather whenever the corporate interests so require, at the call of any of its Executive Officers.

Paragraph One - The Executive Board shall resolve by the majority vote of those present and, in addition to his/her personal vote, the Superintendent Executive Officer shall be entitled to the casting vote.

Paragraph Two - The minutes of the meetings of the Executive Board shall be filed with the Commercial Registry, and those containing resolutions intended to produce effects against third parties shall be published.

Article 19
It is incumbent upon the Executive Board to direct the Company´s business and to carry out the necessary actions for the Company´s operation, and, in addition to its statutory duties, it shall be incumbent upon the Executive Board:

a) to comply with the provisions hereof and with the resolutions of the Board of Directors;,/

b) to prepare semi-annual balance sheets, to annually prepare and submit to the Annual Shareholders Meeting the financial statements and the management report, as well as to sign and publish them;

c) to decide about the establishment, transfer or closing of branches, agencies, main branches, offices and other establishments;

d) to resolve, by referendum of the Shareholders´ Meeting, upon the payment of interest on its own capital; and

e) to authorize the contracting of loans and the raising of funds in Brazilian and foreign currency, in Brazil or abroad.

Article 20
It is incumbent upon the members of the Executive Board:

a) to represent the Company in or out of court, as plaintiff or defendant, for which purpose they may grant powers of attorney with specific powers, render personal deposition in court and appoint representatives;

b) to perform the duties attributed to them by the Board of Directors, as well as to comply with the specific duties assigned to them in a meeting of the Executive Board;

c) to conduct the Company´s business and services within the areas attributed to them, especially as regards the planning and development, management, controls and financial activities.

Article 21
In addition to the general prerogatives granted to the members of the Executive Board, it shall be specifically incumbent upon:

a) the Superintendent Executive Officer to chair the meetings of the Executive Board, as well as all duties of the other Executive Officers;

b) the Executive Officers: (i) to define the management policy of the Company; (ii) to orient the activities of the other Officers; (iii) to delegate powers to the other Officers for the performance of managerial actions incumbent upon them; (iv) to submit to the Annual Shareholders Meeting a report about the management of the Executive Board, accompanied by an opinion issued by the Audit Committee, should it be convened, and of the accounting firm; and (v) to carry out the specific duties granted to them at a meeting of the Board of Directors.

c) the other Officers: to carry out the specific duties assigned to them by the Executive Officers.

Article 22
It is incumbent upon the Investor Relations Officer, among other duties that may be assigned to him, to represent the Company before the regulatory agencies and other institutions that operate in the securities market, and it is incumbent upon him/her to provide information to the

investor, to CVM, to the Central Bank of Brazil, to the stock exchanges on which the securities of the Company are traded and to the other bodies related to the activities performed by the Company in the securities markets in Brazil or abroad.

Article 23
The Officers without specific title may perform, individually, only routine acts and the non-binding acts of the Company.

Paragraph One - The following acts shall always depend on the signature of two (2) Executive Officers or of an Executive Officer signing jointly with an Officer without specific title, in compliance with the provisions of article 25 hereof:

a) the sale of fixed assets and the establishment or assignment of security interests in these assets;

b) the tendering of guarantees for third-party obligations; and

c) the issuance of Promissory Notes.

Paragraph Two - The performance of other acts and transactions, in addition to those mentioned above, as well as of routine procedures and managerial acts that do not involve management actions of the Company that are exclusive to managers whose election has been homologated by the Central Bank of Brazil, shall depend on the joint signature of:

a) Two (2) Executive Officers;

b) One (1) Executive Officer and one (1) Officer without specific title;

c) One (1) Executive Officer and one (1) attorney-in-fact; or

d) Two attorneys-in-fact.

Article 24
For the purposes of appointing attorneys-in-fact, the Company shall be jointly represented by two (2) Executive Officers. In addition, the respective power of attorney shall specify all powers, actions and operations that may be carried out, as well as its duration, which shall not exceed

one (1) year, while complying with the limitations of the law and of these by-laws.

Sole Paragraph - For purpose of appointing attorneys-at-law, the power of attorney shall not necessarily include a term of duration, while complying with the limitations of the law and of these by-laws.

Article 25
No member of the Executive Board may perform actions of forbearance at the Company´s expense, except for the tendering of "aval" guarantees, sureties and other guarantees, on behalf of the Company, provided they are related to its corporate purpose, and in compliance with the provisions of Paragraph One of Article 23 hereof.

Article 26
The sale or establishment of any lien on any real property of the Company shall depend on the prior consent of the Executive Board.

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CHAPTER IV - Audit Committee

Article 27
The Company shall have an Audit Committee, the operation of which shall not be permanent, and which may be convened by the Shareholders´ Meeting at the request of shareholders representing at. least one tenth (0.1) of the voting shares, or five percent (5%) of the non-voting shares.

Paragraph One - The Shareholders´ Meeting to which the request for creation of the Audit Committee is made shall elect and invest its members in office, setting forth their respective remuneration, in accordance with the provisions of applicable law.

Paragraph Two - The term of operation of the Audit Committee shall end at the first Annual Shareholders Meeting held after its creation.

Paragraph Three - The Audit Committee shall be formed by at least three (3) and at most five (5) members, and by the same number of deputies, who may be shareholders or not, but shall be resident in Brazil.

Article 28
The duties and powers of the Audit Committee shall be those defined by law, and they may not

be granted to another body of the Company.

Sole Paragraph - Should the Audit Committee be created, in case of vacancy or of a license longer than two (2) months, the vacant position of member of the Audit Committee shall be occupied by the respective deputy, summoned by the Chairman of the Board of Directors.

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CHAPTER V - Shareholder´s Meeting

Article 29
The Shareholders´ Meeting shall gather on an annual basis during the first four (4) months following the end of the fiscal year, in order to resolve upon the matters incumbent upon it by law, and on a special basis whenever the corporate interests so require, while complying with the statutory provisions that regulate this matter.

Article 30
The Shareholders´ Meeting shall be called, convened and chaired by the Chairman of the Board of Directors, who shall invite one of the shareholders present to serve as secretary of the meeting.

Sole Paragraph - In the case of absence or impairment of the Chairman of the Board of Directors, the activities mentioned in the main section of this article shall be delegated to a member of the Board of Directors by the other members of the Board of Directors.

Article 31
The resolutions of the Shareholders´ Meeting, subject to the exceptions contemplated by law, shall be adopted by absolute majority of votes, and blank votes shall not be counted.

Paragraph One - The representation of the shareholder by an attorney-in-fact who is a shareholder or manager of the Company, as well as a lawyer, is allowed, provided that the respective instrument has been granted less than one (1) year before.

Paragraph Two - The shareholder represented by an attorney-in-fact shall submit to the Company, within the five (5) days preceding the Shareholders´ Meeting, the necessary documents for the analysis of the respective instrument.

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CHAPTER VI - Fiscal Year, Financial Statements, Distribution of Profits and

Mandatory Dividend

Article 32
The fiscal year shall end on December 31" of each year At the end of each fiscal year, the Executive Board shall provide for the preparation of the financial statements contemplated by law, in compliance with the statutory and regulatory rules in force.

Article 33
The balance sheet of all assets and liabilities, in compliance with all legal provisions, shall be prepared on June thirtieth (30th) and December thirty-first (31st) of each year. At the discretion of the Executive Board, the Company may voluntarily prepare interim balance sheets, including for distribution of profits, on the last business day of each month, provided that the statutory rules are complied with.

Article 34
Accrued losses and statutory provisions shall be deducted from the income of the fiscal year, before any participation.

Article 35
The net income calculated in each balance sheet, after the deductions referred to in article 34 above, shall be reduced or increased by the following amounts, pursuant to the provisions of article 202 of the Corporations Laws.

a) Five percent (5%) destined to the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

b) Twenty-five percent (25%) destined to the payment of the mandatory dividend to the shareholders;

c) Amount intended for the formation of contingency reserves and reversal of the same reserves formed in previous fiscal years; and

d) Unpaid profits transferred to the respective reserve, and profits previously recorded in this reserve and that have been paid.

Article 36
The part of the profits that remains after the deductions contemplated in the preceding articles

shall be distributed as resolved at the Shareholders´ Meeting, upon proposal of the Board of Directors.

Article 37
The Board of Directors may declare dividends on account of the profit calculated in a semi-annual or quarterly balance sheet, as well as declare interim dividends on account of accrued profits or reserves.

Paragraph One - The dividends declared by the Board of Directors shall be put at the shareholders´ disposal within sixty (60) days of the date of publication of the respective minutes.

Paragraph Two - Dividends not claimed within three (3) years of the date on which they were put at the shareholders´ disposal shall revert to the benefit of the Company.

Article 38
Upon resolution of the Executive Board, profits may be distributed to the shareholders as interest on its own capital, as contemplated in article 9 of Law 9249/95 and other statutory and regulatory provisions applicable to the matter, in full or partial substitution of mandatory or interim dividends.

Sole Paragraph - The amounts paid to the shareholders as In´ terest on its own capital, after deduction of withholding income tax, shall be counted for effects of calculating the amount of the minimum mandatory dividend of that fiscal year, in accordance with article 35 above.

Article 39
The Shareholders´ Meeting may attribute profit shares to the Executive Board, in compliance with the applicable statutory limits.

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CHAPTER VII - Sale of Corporate Control, Cancellation of Publicly-Held Company Registration and Discontinuance od Distinguisher corporate Governance Practices

Article 40
The Sale of Corporate Control of the Company, directly or indirectly, both by means of a single transaction and by means of successive transactions, shall be contracted under the condition precedent or dissolving condition that the purchaser of the Controlling Power agrees to make a

public offering for the acquisition of the shares of the other shareholders of the Company, in compliance with the conditions and terms contemplated in applicable law, as well as with the provisions hereof, so as to ensure them treatment equal to the treatment granted to the Selling Controlling Shareholders, further complying with the provisions of Article 7, item "c" hereof.

Paragraph One - The implementation of the Sale of Control of the Company shall depend on authorization by the Central Bank of Brazil, pursuant to the applicable rules in force.

Paragraph Two - For the purposes hereof, the following capitalized terms shall have the following meanings:

"Controlling Shareholder" means the shareholder(s) or group of shareholders bound by a shareholders´ agreement or under common control, who/which exercises the Controlling Power of the Company.

"Selling Controlling Shareholder" means the Controlling Shareholder, whenever s/he/it sells the control of the Company.

"Controlling Shares" means the share block that directly or indirectly grants its holder(s) the individual and/or joint exercise of the Controlling Power of the Company.

"Outstanding Shares" means all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to him/her/it, by managers of the Company and those shares held in treasury.

"Sale of Corporate Control" means the remunerated sale of the Controlling Shares to a third party.

"Purchaser" means the person or entity to whom/which the Selling Controlling Shareholder transfers the Controlling Power in a Sale of Corporate Control.

"Controlling Power" means the actual or legal power, actually used, to directly or indirectly conduct the corporate activities and guide the operation of the Company´s bodies. The ownership of the Controlling Power is assumed as regards a person or group of persons bound by a shareholders´ agreement or under common control (controlling group) holding the shares that have ensured him/her/it the absolute majority of votes of the shareholders present at the three last Annual Shareholders Meetings, even if s/he/it is not the owner of shares that ensure

him/her/it the absolute majority of the voting capital.

"Economic Value" means the value of the Company and of its shares that comes to be determined by a specialized company, upon the use of an acknowledged methodology or based on other criteria that may be defined by CVM.

Paragraph Three - The Selling Controlling Shareholder shall not transfer the ownership of his/her/its shares while the Purchaser does not subscribe the Instrument of Agreement of the Controlling Shareholders mentioned in the Level 1 Regulation.

Paragraph Four - The Company shall not record any transfer of shares to the Purchaser or to those who come to hold the Controlling Power, while this/these shareholder(s) do(es) not subscribe the Instrument of Agreement of the Controlling Shareholders mentioned in the Level 1 Regulation, which shall be sent to Bovespa immediately after being signed.

Paragraph Five - The Company shall not record a shareholders´ agreement that provides for the exercise of the Controlling Power while its signatories do not subscribe the Instrument of Agreement of the Controlling Shareholders mentioned in the Level 1 Regulation, which shall be sent to Bovespa immediately after being signed.

Article 41
The public offering referred to in Article 40 above shall also be carried out:

a) in the cases where there is a remunerated assignment of subscription rights of shares and other securities or rights related to convertible securities, which results in the Sale of Corporate Control; or

b) in case of sale of control of a company that holds the Controlling Power of the Company, in which case the Selling Controlling Shareholder shall be bound to inform Bovespa about the amount attributed to the Company in this sale and to attach documentary evidence thereof.

Article 42
The person or entity who/that already holds shares of the Company and who/that acquires the Controlling Power as a result of a private instrument of purchase of shares executed with the Controlling Shareholder, involving any amount of shares, shall be bound to:

a) make the public offering referred to in Article 40 hereof;

b) indemnify the shareholders from which it has acquired shares on the stock exchange in the six (6) months preceding the date of Sale of Corporate Control, and s/he/it shall pay them the possibly existing difference between the price paid to the Selling Controlling Shareholder and the amount paid on the stock exchange for shares of the Company in this same period, duly adjusted by the positive variation of the General Price Index - Market, disclosed by the Getulio Vargas Foundation - IGP-M/FGV; and

c) adopt the applicable measures to restore the minimum percentage of twenty-five percent (25%) of the aggregate number of outstanding shares of the Company within the six (6) months following the acquisition of Control.

Article 43
In the public offering of acquisition of shares to be carried out by the Controlling Shareholder or by the Company as a result of the cancellation of the publicly-held registration of the Company, the minimum price to be offered shall correspond to the Economic Value, calculated in the appraisal report referred to in Article 45 below.

Article 44
Should the shareholders gathered in a Special Shareholders Meeting resolve the (i) discontinuance of the Level 1 Distinguished Corporate Governance Practices for the shares of the Company to be traded outside Level 1; (h) corporate restructuring, the resulting company of which is not admitted to Level 1; or (iii) the exclusion or limitation of the provisions of Articles 7 (item c), 13 (Paragraphs Two and Three), 40, 41, 42, 43, 44, 45, 46 and 47 hereof, which results in losses to shareholders that/who do not hold the Controlling Power, unless such exclusion or limitation is a consequence of a legal provision or regulation issued by Bovespa, the Controlling Shareholder shall make a public offering for acquisition of shares of the other shareholders of the Company, the minimum price of which to be offered shall correspond to the Economic Value, as calculated in an appraisal report referred to in Article 45 below, in compliance with the applicable statutory and regulatory provisions. The public offering for acquisition of shares shall be informed to Bovespa and disclosed to the market immediately after the Annual Shareholders Meeting of the Company that approves the aforementioned discontinuance or restructuring.

Sole Paragraph - The Controlling Shareholder shall be discharged from carrying out the public offering referred to in the main section of this Article 44 if the Company has discontinued the Level 1 Distinguished Corporate Governance Practices as a result of the execution of an agreement of participation of the Company in Bovespa´s special segment called Level 2 or New Market.

Article 45
The appraisal report contemplated herein shall be prepared by a specialized institution or company, with evidenced experience and independence as regards the decision-making power of the Company, its managers and Controlling shareholders, in addition to complying with the requirements of Paragraph One of Article 8 of the Corporations Law, and it shall include the responsibility contemplated in Paragraph Six of the same article.

Paragraph One - The choice of the institution responsible for determining the Economic Value of the Company is an exclusive incumbency of the Shareholders´ Meeting as of the submission, by the Board of Directors, of a triple list. The resolution of the Shareholders´ Meeting shall be adopted by the majority of votes of the shareholders representing Outstanding Shares present at the Shareholders´ Meeting, not counting blank votes. Should the Shareholders´ Meeting be convened on the first call, it shall have the presence of shareholders representing at least twenty percent (20%) of the aggregate amount of Outstanding Shares or, should it be convened on the second call, it may have the presence of any number of shareholders representing the Outstanding Shares.

Paragraph Two - The costs of preparation of the required evaluation report shall be fully assumed be the offeror.

Article 46
It is possible to formulate a single public offering for acquisition of shares aiming at more than one of the purposes contemplated in this Chapter VII or in the regulation issued by CVM, provided that it is possible to harmonize the procedures of all kinds of public offering of acquisition and that there is no prejudice to the offeree and that CVM´s authorization is obtained whenever required by the applicable rules.

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CHAPTER VIII - Arbitration Tribunal

Article 47
The Company, its shareholders, managers and members of the Audit Committee (when created) agree to resolve by arbitration any and all disputes or conflicts that may occur among them, especially related to or resulting from the application, validity, effectiveness, construction, breach and its effects, of the provisions contained in the Corporations Law, herein, in the rules issued by the Brazilian Monetary Council, by the Central Bank of Brazil and by CVM, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Level 1 Regulation, in the Market Arbitration Tribunal Regulations and in the Agreement for Adoption of Distinguished Level 1 Corporate Governance Practices, before the

Market Arbitration Chamber , pursuant to the provision of its Arbitration Regulations.

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CHAPTER IX - General Provisions

Article 48
The Company shall be liquidated in the cases contemplated by law, and the Shareholders´ Meeting shall establish the form of liquidation, elect the liquidators and establish their remuneration, as well as elect the Audit Committee, which shall operate during the liquidation period.

Article 49
The Company shall observe the Shareholders´ Agreements filed at its head office, in compliance with the provisions of Paragraph Five of Article 40 above, and the registration of transfer of shares and the counting of votes issued in Shareholders´ Meetings or meetings of the Board of Directors that are contrary to the terms of these Shareholders´ Agreements shall be expressly forbidden.

Sole Paragraph
The Shareholders´ Agreements aiming at regulating the exercise of the voting rights and the controlling power of the Company shall be previously submitted to the approval of the Central Bank of Brazil.

Article 50
The cases omitted herein shall be governed by the Corporations Law and by the laws applicable to financial institutions, and they shall be decided or settled by the Board of Directors in the light of these laws.

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CHAPTER X - Temporary Provisions

Article 51
The provisions contained in Article 15 (Item "o") shall only be effective as of the date of obtainment of the registration as a publicly-held company of the Company before CVM.

Article 52
The provisions contained in Articles 7 (Item "c"), 11, 13 (Paragraphs Two and Three), 15 (Item "n"), 40, 41, 42, 43, 44, 45, 46 and 47 shall only be effective after adhesion and listing of the Company´s shares in Bovespa´s Level 1, that is, as of the date of publication of the

announcement of initial public offering for distribution of shares of the Company.

Last Update: 28 September, 2007

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careers | site map | information security | privacy policy | home

RECEIVED
2008 APR 16 A 11: 43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

POLICY ON SECURITIES EXCHANGE TRADING

1. POLICY ON TRADING MEANINGS AND DEFINITIONS

Material Information - Any decision by the controlling shareholder, decision taken at a General Meeting of the shareholders or by one of the Company's administrative bodies, or any other significant event or fact of a political-administrative, technical, commercial or economic-financial nature that may arise in relation to the Company's business, which could have a material effect on: (i) the price of marketable securities; (ii) the decision of investors to buy, sell or hold marketable securities; or (iii) the decision of investors to exercise any rights pertaining to their status as title holders to marketable securities. A list of situations that may be considered examples of Material Information is to be found in article 2 of CVM Instruction nº 358/2002 and in the Company's Policy for the Disclosure of Material Information.

Insider Information - All Material Information that has not yet been publicly released.

Persons Related - The following are considered to be persons related to the Company:

- the Company;

- the Company's controlling shareholders, or any shareholder holding less than 50% (fifty percent) of the share capital under a shareholders' agreement or is under joint control that exercises the controlling power;

- group of shareholders that have not signed any voting agreement, whose shares are not subject to joint control and that do not represent any joint interest, who exercise the controlling power, or a shareholder or group of shareholders that do not exercise the controlling power, but that directly or indirectly appoint a member or members of the Board of Directors or of the Statutory Audit Committee;

- members of the Executive Board;

- members of the Board of Directors;

- members of the Statutory Audit Committee;

- members of any other body with technical or advisory functions, set up under the terms of the by-laws or by the management and staff;

- third parties and others that knowledge of and/or access to Material Information, especially those that have a commercial, professional or otherwise trusted relationship with the Company, such as:

- independent auditors;

- security analysts;

- consultants;

- institutions within the distribution system;

- others that: (i) have expressly adhered to this Policy on Trading; (ii) the Company considers it necessary or convenient to have access to Insider Information; or (iii) have access to such information due to of their office, position or relationship with the Company.

Controlling Power - The power effectively wielded to run the Company's activities and guide the functioning of the Company's administrative bodies, directly or indirectly, by right or in practice.

Affiliated Companies - Enterprises in which the Company owns 10% (ten percent) or more of the share capital, but not a controlling stake.

Subsidiary Companies - Enterprises in which the Company holds, directly or indirectly, a controlling stake in the share capital.

Compliance Declaration - the formal instrument signed by the Persons Related and ratified by the Company, by means of which those parties confirm that they are aware of the rules laid down in this Policy on Trading and undertake to comply with them and to make every effort to ensure that the rules are complied with by those under their direct or indirect influence, including subsidiaries, affiliates or joint ventures, spouses and dependents,.

Securities Exchange - Any shares, debentures, subscription bonds, receipts (including those linked to shares, issued outside Brazil) and subscription rights, promissory notes, put and call options, index linked products and derivatives of any kind, or any other securities or investment contracts issued by the Company or linked to such, that are legally defined as securities exchange.

2. PURPOSE AND SCOPE

2.1. The purpose of this Policy on Trading is to make clear the rules that are to be followed by the Persons Related and the Company in this respect, with a view to deterring and, if necessary, punishing the use of Insider Information for personal gain by the Persons Related in dealings involving securities exchange issued by the Company, and to present the guidelines that will govern, in an orderly fashion and within the limits determined by law, the trading of such securities exchange, in accordance with the terms of CVM Instruction nº 358/02 and the Company's own internal policies.

2.2. These rules also seek to deter insider trading (undue use of Insider Information for personal gain or to benefit third parties) and tipping (passing on Privileged Information in order to benefit third parties), thereby preserving transparency in the trading of securities exchange issued by the Company.

2.3. These Policy on Trading rules determine periods of time during which the Persons Related must refrain from trading in marketable securities issued by the

Company, in order to avoid questions being raised as to the undue use of Material Information that has not yet been disclosed to the public.

2.4. In addition to applying directly to the Persons Related, these Policy on Trading rules also apply to situations in which deals are carried out indirectly for the direct and/or indirect benefit of Related Parties, by using, for example: (a) a company directly or indirectly controlled by them; (b) third parties with whom they have a relationship based on a management contract, a trust or the administration of a portfolio of investments in financial assets; (c) proxies or agents; and/or (d) spouses from which they are not legally separated, companions or any dependents declared in their annual income tax returns. Indirect deals are understood to mean those in which a Persons Related, despite not conducting them in their own name, has control and power of decision over the deal.

3. ADHERING TO THE POLICY ON TRADING

3.1. It is obligatory that all Persons Related adhere to this Trading Policy, by signing the Term of Agreement (Addendum I).

3.2. The list of the parties adhering to this Policy on Trading will be retained at the Company and placed at the disposal of the CVM (Brazilian Securities Exchange Commission).

4. RESTRICTIONS ON TRADING

4.1. Under the terms of CVM Instruction nº 358/02, trading, and the rendering of investment advice or assistance, by the Company or any of the Persons Related, in regard to securities exchange issued by the Company, is forbidden between the date that they become aware of any Material Information and the date of its disclosure to the market (see Policy for the Disclosure of Material Information), as well as whenever an acquisition or divestment of shares issued by the Company is being conducted, by the Company itself, its subsidiaries, affiliates or joint venture, or whenever an option or commercial mandate has been granted for this purpose, and whenever there is the intention to effect a take-over, split or spin-off, merger, corporate restructuring or change.

4.2. The Company and the Persons Related must abstain from trading securities exchange issued by the Company whenever the Investor Relations Director determines that such trading is suspended, subject to the prior authorization of the Chairman of the Company's Board of Directors. The Investor Relations Director is under no obligation to disclose the grounds for the decision to suspend trading, which is a matter of confidentiality among the recipients of the order.

4.3. The Persons Related must ensure that their commercial contacts and those with whom they maintain relations of a commercial or professional nature or based on trust do not trade in Securities Exchange issued by the Company when they have access to Insider Information. To this end, the Persons Related will make every effort to ensure that all those accessing Insider Information duly sign the Compliance Declaration to the Policy on Trading.

4.4. In the event of a public offering of Securities Exchange issued by the Company, under the terms of article 48 of CVM Instruction nº 400/03, the Persons Related must

abstain from trading, from the time they become aware of the public offering until publication of the announcement closing the offering.

4.5. The Persons Related may not trade in securities exchange issued by the Company, independent of the determinations of the Investor Relations Director: (a) during a period of 15 (fifteen) days prior to the disclosure of the Company's quarterly (ITR) and annual reports (DFP and IAN), it being the responsibility of the Investor Relations Department to inform the Persons Related, in advance, of the anticipated dates for the disclosure of such information; (b) between the decision of the body responsible to increase the Company's share capital, pay out dividends or pay interest on shareholders' equity and the publication of the respective notice or announcement; and (c) from the moment that they have access to information about the intention of the Company or its controlling shareholders to: (i) alter the Company's share capital through a share subscription; (ii) approve a program for the Company's acquisition or divestment of shares issued by the Company itself; or (iii) distribute dividends or interest on shareholders' equity, bonus in shares or its derivatives or approve a split-up; and the releasing of the information to the public.

4.6. The Company's management, members of the Statutory Audit Committee and members of any other statutory body with technical or advisory functions, as well as those of its subsidiaries and affiliates, may acquire shares issued by the Company, in accordance with an investment plan approved by the Company within a period of 15 (fifteen) days prior to the disclosure of the quarterly (ITR) and annual reports (IAN and DFP) required by the CVM, as long as:

I – the Company has approved a timetable determining specific dates for the disclosure of the ITR and DFP forms; and

II – the investment plan establishes: (a) an irrevocable and irreversible commitment on the part of the participants to invest previously determined amounts on the specified dates; (b) that it is not possible to adhere to the plan while there is Material Information that has not yet been disclosed to the market, nor during the 15 (fifteen) days prior to the disclosure of the ITR and DFP forms; (c) the obligation to defer the purchase commitment, if necessary beyond the closing date originally set for participation in the plan, while there is Material Information that has not yet been disclosed to the market and during the 15 (fifteen) days prior to the disclosure of the ITR and DFP forms; and (d) the obligation of the participants to revert to the Company any losses avoided or gains made on trading in shares issued by the Company as a result of any alteration in the dates for disclosure of the ITR and DFP forms, as determined using reasonable criteria determined in the plan itself.

4.7. Persons Related who leave the Company prior to the disclosure of any Material Information that arose while they were still with the Company may not trade in the Company's Securities Exchange: (i) for a period of 6 (six) months after they left the Company; or (ii) between the date that they became aware of the Material Information and the date that this information is disclosed to the market by the Company.

4.8. In the event of any agreement or contract for the purpose of transferring shareholder control of the Company, if an option or commercial mandate has been granted for this same purpose, or if there is the intention of effecting a take-over, split or spin-off, merger, corporate restructuring or change, while the transaction has still

not been made public, through the publication of a press release, the Company's Board of Directors may not take a decision to acquire or dispose of its own shares.

4.9. The suspension of trading in the Company's Securities Exchange will normally cease to be in effect as soon as the Company has disclosed the relevant Material Information to the market. However, such prohibition will be maintained, even after disclosure of the relevant Material Information, in the event that potential trading in the Company's Securities Exchange by Persons Related could interfere with the underlying situation on which the Material Information is based, in detriment to the Company or its shareholders.

4.10. Even after its disclosure to the market, the Material Information must continue to be treated as if it hadn't been disclosed, until such time has passed as to allow the market participants to receive and digest the information, as well as in the event that trading could, at the Company's discretion, interfere with the trading conditions for the Company's shares, in such a way as to cause a loss to the Company or to its shareholders, which additional restriction is to be communicated by the Investor Relations Department.

5. AUTHORIZATION OF TRADING IN SECURITIES EXCHANGE

5.1. Under the terms of CVM Instruction nº 358/02, Related Parties may trade in Securities Exchange issued by the Company, subject to the terms of item 4 above (*black-out period*), as long as such trading bears at least one of the following characteristics: (i) acquisition of treasury stock, in a private transaction arising from the exercising of a stock option, in accordance with a stock option scheme approved by the Company and possible repurchases by the Company, also by means of private transactions; (ii) the investment of variable remuneration, from profit sharing, in the acquisition of Securities Exchange.

5.2. Individual investment programs will have a minimum duration of 6 (six) months and are to be filed with the Investor Relations Department. No individual investment program may be filed nor altered while Material Information known to the interested party is pending disclosure.

5.3. The abovementioned individual programs will only be approved by the Company if there is stated impediment to the use of Insider Information in direct or indirect benefit of the individuals concerned, and they must therefore be drawn up in such a way that a decision to buy or sell cannot be taken in the wake of learning such information, with the titular party to the individual investment program abstaining from exercising any influence over the transaction while the Material Information is pending disclosure.

5.4. Individual investment programs must describe the nature of the planned transactions, whether buying or selling, and the dates, amounts and prices, or the predetermined criteria for defining these details, all of which must be compatible with the provisions of this Policy on Trading.

5.5. The Persons Related must inform the Stock Exchanges of any individual investment programs they might have, as well as any subsequent alterations to, or non-compliance with such plans.

5.6. The prohibitions mentioned in this Policy on Trading do not apply to trading carried out by investment funds in which the Persons Related have invested, as long as they are not exclusive investment funds or investment funds whose portfolio manager's trading decisions are influenced by the Persons Related.

6. INDEMNIFICATION OBLIGATIONS

6.1. Persons Related that are responsible for non-compliance with any provision of this Policy on Trading are obliged to compensate the Company and/or the other Persons Related, in full and without limitation, for all losses that the Company and/or the other Persons Related happen to incur as a direct or indirect result of such non-compliance, independent of and without impairment to any applicable sanctions by the CVM.

7. THIRD-PARTY RESPONSIBILITY

7.1. The provisions of this Policy on Trading do not exempt from responsibility third parties not directly connected to the Company that have access to Material Information.

8. CONFIDENTIALITY CLAUSE

8.1. It is the responsibility of Persons Related and the Company's employees to maintain in the strictest confidence all Material Information to which they have privileged access, as a result of their job or position, until it has been disclosed to the market, as well as making every effort to ensure that subordinates and third parties in their confidence do the same, and with whom they will be held jointly responsible in the event of non-compliance.

9. FINAL PROVISIONS

9.1. This Policy on Trading will come into effect once it has been approved by the Board of Directors, and will remain in force indefinitely, until such time as a decision is taken to the contrary. Any alterations to the Policy on Trading must be approved by the Board of Directors and be sent to the CVM and the relevant Stock Exchanges.

9.2. The Policy on Trading may not be altered while there is any Material Information pending disclosure.

9.3. Any violation of the provisions of this Policy on Trading will be subject to the appropriate legal procedures and penalties, as well as incurring responsibility for any losses and damages caused to the Company and/or third parties.

9.4. The unauthorized disclosure of Insider Information about the Company, that has not been publicly disclosed, is harmful to the Company and is strictly forbidden.

9.5. The Persons Related, and others who may come to acquire this status, must not only sign the Compliance Declaration in Addendum I, but, in the event of trading that changes their equity stake, also sign the Declaration in Addendum II, and forward the signed documents to the Investor Relations Director.

9.6. The Company may determine non-trading periods in addition to those provided for in the Policy on Trading, and must immediately notify Persons Related in such an event.

9.7. Trading in Securities Exchange by Persons Related during restricted periods, as defined in the Policy on Trading, may be authorized in exceptional circumstances by the Company's Executive Board, in response to a written request explaining the necessity of the transaction.

9.8. Any violation of this Policy on Trading that is perceived by the Related Parties should be immediately reported to the Company, in the person of the Investor Relations Director.

Any doubts regarded the provisions of this Policy on Trading should be cleared up with the Company's Investor Relations Director.

ADDENDUM I TO THE SHARE POLICY ON TRADING

Compliance Declaration

I, [name], [nationality], [marital status], [profession], resident and domiciled at [address], enrolled on the Brazilian tax register (CPF/MF) under nº [xxxx] and bearer of identity card [RG/RNE] nº [xxxx] [issuing body], in the capacity of [post/relationship with the Co.] with Banco Daycoval S.A., a corporation based in the city of São Paulo, in the state of São Paulo, at Avenida Paulista, 1793, São Paulo, enrolled on the Treasury Department's National Register of Legal Entities under nº 62.232.889/0001-90 ("the Company"), hereby declare that I am fully cognizant of all the rules laid down in the Company's Share Trading Policy, as well as all the provisions of CVM Instruction nº 358/02, and undertake to strictly adhere to said rules.

Three identical copies of this Term of Acceptance have hereby been signed in the presence of 2 (two) witnesses, whose signatures are also shown below.

[Place and Date]

____
[Name of the Declarant]

1.________________________

Name:
CPF:
RG:

2.________________________

Name:
CPF:
RG:

BancoDaycoval

DAYC4 NÍVEL1

ADDENDUM II TO THE SHARE TRADING POLICY

DECLARATION

I, [name and full status], hereby DECLARE, in accordance with the provisions of Instruction nº 358, issued by the Comissão de Valores Mobiliários (Brazilian Securities Commission) on January 3, 2002 ("Instruction 358/02"), that I have [bought/sold] [quantity] [shares or convertible debentures], thereby changing to [x]% [percentage] my equity stake in the company Banco Daycoval S.A., as described below:

(i) objective of my equity stake: [xxxx];

(ii) number of shares and stock options held, directly or indirectly: [xxxx];

(iii) number of convertible debentures held, directly or indirectly: [xxxx];

(iv) contract or agreement regulating or limiting the voting powers or circulation of the abovementioned marketable securities (if appropriate, state that there is no agreement or contract): [xxxx].

Under the terms of Instruction 358/02, I further DECLARE that I will inform the Investor Relations Director at Banco Daycoval S.A. of any alteration to the information presented.

[Place], [date]

____

[name]

BancoDaycoval

Investor Relations

RECEIVED
2008 APR 16 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Disclosure Policy

I - Definitions and Compliance

1. The definitions used in this Disclosure Policy have the meanings attributed to them in the Definitions Applicable to the Disclosure Policy, which is part of this document as Exhibit A.

2. The Bank's controlling shareholders shall sign the Declaration of Compliance, pursuant to Exhibit A to this Disclosure Policy, becoming Related Persons for the purposes provided for herein, as well as the persons appointed by them to access information of the Bank, its executive officers, members of the board of directors, the fiscal council and any other bodies with technical or advisory functions, created by statutory provisions, managers and employees of the Bank who have frequent access to Material Information and others the Bank deems necessary or convenient.

3. The Bank will maintain in its headquarters the list of Related Persons and their respective qualifications, appointing the position or function, address and the Individual Taxpayer's Register or the Corporate Registry ID, updating it whenever there is a change.

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II - Purpose

4. The purpose of this Disclosure Policy is to set forth rules that shall be complied with by the

Bank's Investor Relations Officer and other Related Persons concerning the disclosure of Material Information and the confidentiality about Material Information not yet disclosed to the public. This Disclosure Policy was prepared pursuant to Rule CVM 358.

5. Any doubts about the provisions of this Disclosure Policy, the applicable regulation edited by the CVM and/or the need to disclose or not certain information to the public, shall be clarified with the Investor Relations Officer or with the persons appointed by him.

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III - Duties and Responsibilities

6. The Bank's Investor Relations Officer is responsible for:

- disclosing and informing the CVM, BOVESPA and the Stock Exchanges, immediately after being aware of it, any material act or fact occurred or related to the Bank's businesses which is deemed Material Information;
- supervising the wide and immediate dissemination of the Material Information simultaneously on the Stock Exchanges and in all markets where the Bank has Securities admitted for trading, in compliance with the applicable rules, as well as to investors in general.

7. The communication of Material Information to the CVM and to the Stock Exchanges must be made immediately by means of a written document, describing in details the acts and/or facts occurred, appointing, whenever possible, the amounts involved and other clarifications.

8. The Material Information must be disclosed to the public by means of a notice published in the newspapers used by the Bank. The notice may have a summarized description of the Material Information, appointing the website where the complete description of the Material Information is made available, in content at least equal to the text sent to the CVM and to the Stock Exchanges.

9. Whenever a Material Information is disclosed by any means of communication, including information to the press or at meetings of class entities, investors, analysts or the selected public, in Brazil or abroad, the Material Information will be simultaneously disclosed to the CVM, the Stock Exchanges and investors in general.

10. Any Related Person who is aware of acts or facts that may be Material Information shall immediately inform the Investor Relations Officer.

11. Whenever the Related Persons aware of a Material Information find omission in the disclosure of Material Information, and the omission is qualified after three (3) business days from the proved receiving of a written notice addressed to the Investor Relations Officer, they must communicate the Material Information directly to the CVM.

12. The Material Information shall rather be disclosed before the beginning or after the closure of the businesses on the Stock Exchanges. Should the Stock Exchanges be not simultaneously operating, the disclosure will be made in compliance with the operation hours of the Stock Exchanges located in Brazil.

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IV - Exception to the Immediate Disclosure of Material Information

13. The acts or facts that are Material Information may not be disclosed if their disclosure may risk the Bank's legal interest.

14. The Bank may decide to submit to the appreciation of CVM a matter about the disclosure to the public of Material Information that may risk the Bank's legal interest.

15. Whenever the Material information not yet disclosed to the public becomes known by several persons who (i) had previously knowledge; and/or (ii) decided to maintain the confidentiality of the Material Information, or, in the event of an unusual fluctuation in the quotation, price or amount traded of Securities, the Investor Relations Officer shall cause the Material Information to be immediately disclosed to the CVM, the Stock Exchanges and the public.

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V - Duty of Confidentiality About Material Information

16. The Related Persons must keep confidentiality about the Material Information that has not been disclosed yet, to which they have access due to the position they hold, until this Material Information is disclosed to the public, as well as supervise the subordinated and third parties of their trust to do that too.

17. Even after the disclosure to the public, the Material Information must be considered not disclosed until a reasonable time has elapsed so that market participants have received and processed the Material Information.

18. The Related Persons must not discuss Material Information in public places. Accordingly, Related Persons shall only deal with matters related to the Material Information with those who need to know the Material Information.

19. Any violations of this Disclosure Policy verified by Related Persons shall be immediately informed to the Bank's Investor Relations Officer or to the persons appointed by him.

20. Should any Related Person verify that a Material Information not disclosed to the public yet became known by several persons who (i) were originally aware; and/or (ii) decided to maintain the confidentiality of the Material Information, or, also, that there was an unusual fluctuation in the quotation, price or amount traded of Securities, these facts shall be immediately informed to the Bank's Investor Relations Officer or to the persons appointed by him.

Material Fact Disclosure and Secrecy Policy

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Exhibit A

Applicable Definitions

Bank - It means Banco Daycoval S.A.

Stock Exchanges - It means the São Paulo Stock Exchange - Bovespa and any other stock exchanges or organized trading markets where the Bank has Securities admitted for trading.

CVM - It means the Securities and Exchange Commission of Brazil.

Investor Relations Officer - The Bank's Officer appointed by the Board of Directors to exercise attributions provided for in CVM regulation.

Material Information - It means any decision of the controlling shareholder, resolution of the General Meeting or the Bank's management bodies, or any other act or fact of political-administrative, technical, business or economic-financial character which occurred or related to the Bank's businesses, which may considerably influence (i)the quotation of Securities; (ii) the decision of investors to buy, sell or maintain Securities; or (iii) the determination of investors exercising any rights inherent to the condition of holders of Securities. An example of situations that may be Material Information can be found in article 2 of Rule CVM 358.

Rule CVM 358 - Normative Rule of CVM no. 358, as of January 3, 2002, as amended.

Related Persons - It means the Bank, its direct and indirect controlling shareholders and the persons appointed by them to access the Bank's information, executive officers, members of the board of directors, the fiscal council and any other bodies with technical or advisory functions created by statutory provisions, managers and employees, controlled and/or under common control companies and respective controlling shareholders, members of the management and bodies with technical or advisory functions, service providers and other professionals, who have expressly complied with the Disclosure Policy and undertake to comply with the rules described herein.

Disclosure Policy - It means the Disclosure Policy of Material Information and Confidentiality.

Declaration of Compliance - It means the formal instrument signed by the Related Persons and recognized by the Bank, by means of which they show their awareness as to the rules in the Disclosure Policy, undertaking to comply with them and supervise the compliance with the rules by persons under their influence, including controlled companies, associated companies or companies under common control, spouses and direct or indirect dependents.

Securities - It means shares, debentures, subscription bonuses, subscription rights and receipts, promissory notes issued by the Bank and derivatives related to any of these Securities.

Material Fact Disclosure and Secrecy Policy

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Exhibit B

Model of the Declaration of Compliance with the Disclosure Policy of Material Information and Confidentiality

I, [name and qualification], [function], hereby comply with the Disclosure Policy of Material Information and Confidentiality of Banco Daycoval S.A., approved at the Board of Directors Meeting held on [•] [•], 2007.

[Place and Date]

____

Name:
Identity Card (RG):
Individual Taxpayer's Register (CPF):

Last Update: 28 September, 2007

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